2025
ANNUAL REPORT
& 2026 PROXY STATEMENT



Dollar General Corporation (NYSE: DG) is proud to serve as America's neighborhood general store. Founded in 1939, Dollar General lives its mission of Serving Others every day by providing access to affordable products and services for its customers, career opportunities for its employees, and literacy and education support for its hometown communities. As of January 30, 2026, the Company's 20,893 Dollar General, DG Market, DGX and pOpshelf stores across the United States and Mi Súper Dollar General stores in Mexico provide everyday essentials including food, health and wellness products, cleaning and laundry supplies, self-care and beauty items, and seasonal décor from our high-quality private brands alongside many of the world's most trusted brands such as Coca Cola, PepsiCo/Frito-Lay, General Mills, Hershey, J.M. Smucker, Kraft, Mars, Nestlé, Procter & Gamble and Unilever.

20,893 STORES IN 48 STATES & MEXICO

Legend:
- 🟨 Dollar General Stores
- 🟣 pOpshelf Stores
- ⬛ Distribution Centers
- 🟩 Fresh Distribution Centers
- 🟧 Combination Distribution Centers[1]
- 🟦 Regional Hub Distribution Centers

[1] Combination distribution centers have both refrigerated and non-refrigerated products

* All information reflected on the map above is as of fiscal year end January 30, 2026. In Item 2 of the Annual Report on Form 10-K for the fiscal year ended January 30, 2026, the store counts for Arkansas and Arizona as of February 27, 2026 were incorrectly reported as 146 and 593, respectively. The correct store counts as of February 27, 2026 were 593 for Arkansas and 146 for Arizona.

TO OUR FELLOW SHAREHOLDERS, CUSTOMERS & EMPLOYEES:

2025 was a year of significant growth and progress for Dollar General. Across our organization, our teams executed with discipline, advancing our key initiatives and strengthening our competitive position. At the same time, we stayed grounded in our mission of *Serving Others*, delivering value and convenience to customers and communities from our nearly 21,000 stores across the country.

In a dynamic retail environment, these efforts produced strong operating and financial results, and further strengthened our confidence in our long-term financial framework. This progress reflects the dedication of our teams in our stores, distribution centers, private fleet, and store support centers, whose commitment brings our mission to life every day. We are encouraged by our results and remain committed to delivering long-term strong and sustainable returns for our shareholders.

DOLLAR GENERAL®

HIGHLIGHTS OF 2025

Net sales of $42.7 billion, and a same-store sales increase of 3.0%

Operating profit of $2.2 billion

Net income of $1.5 billion, and diluted earnings per share ("EPS") of $6.85

Cash flow from operations of $3.6 billion

While our core customers remained under financial pressure in 2025, they continued to rely on Dollar General to help them save time and money on everyday essentials. As we build on the momentum in our business while keeping the customer at the center of all we do, our strategy is centered on four strategic growth pillars.

Enhancing the Customer Experience
In 2025, we enhanced the customer experience by delivering strong value, relevant assortments, and more engaging interactions across our stores and digital platforms. Our non-consumable categories delivered four quarters of positive same store sales growth, reflecting improved execution, refreshed assortments, and a stronger treasure-hunt experience that continues to resonate with customers. We also made meaningful progress across our digital ecosystem. Same-day delivery expanded significantly, now serving customers across approximately 18,000 stores through multiple platforms, including our own myDG® Delivery offering. In 2025, more than 80% of delivery orders from these platforms arrived at our customers' homes in one hour or less, bringing unmatched convenience to rural America. At the same time, the DG Media Network continued to grow in relevance for vendor partners, while enabling more personalized and relevant customer engagement.

Elevating Our Brand
We made meaningful investments in elevating our brand and strengthening the in-store experience in 2025. We executed 4,890 real estate projects, including 2,000 Project Renovate remodels and 2,254 additional remodels through the introduction of our Project Elevate remodel program. These remodel programs are designed to enhance a broader portion of our mature store base, allowing us to refresh layouts, optimize assortments and enhance key customer-facing areas of the store, while generating attractive returns, meaningful sales lifts and improved customer satisfaction. Early results have reinforced our confidence in our Project Elevate remodel program as an important component of our future real estate plans. We also made progress reducing inventory shrink and damages, supporting both margin improvement and a more consistent in-store experience. These efforts strengthen our stores and reinforce trust with our customers, while further elevating our brand.

Driving Greater Enterprise-Wide Efficiencies
Our focus on operational excellence and driving greater efficiencies contributed meaningfully to our strong results in 2025. We simplified in-store execution through process improvements and enhanced support for our store teams, while driving end-to-end efficiencies across our supply chain. These efforts made it easier for our employees to serve customers and contributed to improved customer service, increased employee retention, and stronger financial results.

Extending Our Reach
With approximately 80% of our stores located in towns of 20,000 or fewer people, we are uniquely positioned to serve underserved customers in rural communities. In 2025, we continued to extend our reach and fulfill our mission of *Serving Others* by expanding access through 589 new store openings in hundreds of communities in the United States and Mexico. In addition, the scaling of our delivery capabilities is allowing us to serve new customers, while at the same time deepening relationships with our existing customers.

At Dollar General, we are deeply committed to the communities we serve, and our commitment to our mission of *Serving Others* remains foundational to everything we do. In 2025, Dollar General and its Foundations contributed over $26 million to charitable efforts that extend hope and opportunity to individuals and nonprofit organizations in the communities we call home.

As I conclude my final letter to you as chief executive officer, I am grateful for this opportunity and proud of the work we have done together. Leading our employees, serving our customers and shareholders, and supporting our communities as CEO has been the defining privilege of my career.

Together, we have opened more than 8,000 stores, built a cold-storage supply chain, created new digital offerings and solutions, brought fresh produce to thousands of communities, and executed many other exciting initiatives, all while staying true to our mission of *Serving Others*.

None of this progress would be possible without the dedication of our over 194,000 employees. Their commitment and hard work bring our mission to life every day and positions Dollar General for continued success, and I have been honored to work alongside them.

As we look ahead, we are confident in our business model and excited about the opportunities to build on our progress and momentum. We remain focused on delivering meaningful long-term value for our customers, employees, and shareholders. Thank you for your continued support and the confidence you have placed in Dollar General.

Sincerely,

Todd J. Vasos
Chief Executive Officer

DOLLAR GENERAL®

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT



DEAR FELLOW SHAREHOLDERS,

On behalf of the Board of Directors, I am pleased to invite you to the 2026 Annual Meeting of Shareholders of Dollar General Corporation on May 28, 2026, at 8:00 a.m. CT. Please see the Notice of Annual Meeting of Shareholders for instructions to join the meeting.

It is an honor to have been appointed Chairman of the Board. I am grateful to Mike Calbert for his leadership, insight, and dedicated service to Dollar General and look forward to continuing to work with him and the rest of the Board to provide strong oversight and to advance our mission.

We had a strong 2025 during which we continued to deliver on our mission of Serving Others every day. Our results are driven by the dedication of our team, and we are proud that our efforts are resonating with customers.

Our meaningful progress and continued momentum would not be possible without a skilled and experienced management team guiding us through our value creation journey. In October, we welcomed back Donny Lau as our Executive Vice President and Chief Financial Officer. Donny's strong understanding of our business and culture, combined with his notable financial expertise, makes him well-suited to enhance performance and deliver lasting value for shareholders. In November, we appointed Emily Taylor as our Chief Operating Officer. Emily most recently was our Executive Vice President and Chief Merchandising Officer, bringing more than 25 years of Dollar General experience to the COO role, along with strategic vision and a proven record of enhancing the customer experience.

The Board remains actively engaged and collaborates closely with the management team. The Board consists of dedicated and highly skilled members, each bringing valuable experience to represent our shareholders' long-term interests. Through deliberate and strategic Board refreshment, we have welcomed three new independent directors over the last four years. We also are delighted to announce Greg Hicks as a nominee for election to our Board as an independent director at this year's Annual Meeting. Greg brings to our Board over 25 years of retail experience, including deep merchandising and operations expertise, and we look forward to his contributions. After serving on the Board since 2009, Warren Bryant will not be standing for re-election at this year's Annual Meeting. We thank him for his many years of dedicated service and wish him the best in his retirement.

The Board also engages in annual evaluations to ensure that we have effective Board leadership and oversight and are working efficiently. These efforts ensure that we continue to have the right mix of experiences and perspectives to oversee the execution of our strategy.

We are committed to building and maintaining relationships with shareholders to ensure your perspectives are understood and considered. We conduct both year-round outreach and focused outreach in the fall. As part of this focused outreach in 2025, we invited shareholders representing approximately 52% of shares outstanding to participate in our shareholder engagement program, with 46% of shares outstanding electing to participate. As Chairman of the Board, Mike led engagement with investors representing approximately 28% of shares outstanding. The feedback we received helped inform our public disclosures and the Board's decision-making regarding corporate governance, shareholder rights, executive compensation, sustainability and corporate responsibility.

Thank you for your investment in Dollar General. I am grateful for your continued trust in us.

SINCERELY,

David P. Rowland

DAVID P. ROWLAND
CHAIRMAN OF THE BOARD
APRIL 7, 2026

We will begin mailing to shareholders printed copies of this document and the form of proxy or the Notice of Internet Availability on or about April 7, 2026.

DOLLAR GENERAL®

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

DATE	TIME	LOCATION
		
Thursday, May 28, 2026	8:00 a.m. Central Time	Virtual via live webcast at www.virtualshareholdermeeting.com/DG2026 (the "Annual Meeting Website")

ITEMS OF BUSINESS:

- To elect as directors the nine nominees listed in the Proxy Statement
- To hold an advisory vote to approve our named executive officer compensation as disclosed in the Proxy Statement
- To ratify the appointment of our independent registered public accounting firm for fiscal 2026
- To vote upon three shareholder proposals, as described in the Proxy Statement, if properly presented at the annual meeting
- To transact any other business that may properly come before the annual meeting and any adjournments of that meeting

WHO MAY VOTE:

Shareholders of record at the close of business on March 19, 2026

HOW TO PARTICIPATE IN THE ANNUAL MEETING:

There will be no physical location for the annual meeting, which will be held entirely online via live webcast through the Annual Meeting Website. To participate in the meeting, visit the Annual Meeting Website at the time of the meeting and enter your 16-digit control number found on your Notice of Internet Availability, proxy card or voting instruction form. Shareholders who follow such instructions will be counted as attending the meeting "in person." Prior to the meeting, you also will be able to vote at www.proxyvote.com and by the other methods described in the Proxy Statement. We encourage you to vote in advance of the meeting even if you intend to attend the meeting. For more information, please see "Solicitation, Meeting and Voting Information" in the Proxy Statement.

By Order of the Board of Directors,

Christine L. Connolly

Goodlettsville, Tennessee
April 7, 2026

Christine L. Connolly
Corporate Secretary

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in the Proxy Statement or about Dollar General. This summary does not contain all of the information that you should consider, and you should review all of the information contained in the Proxy Statement before voting.

WHO WE ARE

We are America's neighborhood general store, serving the needs of our customers by providing convenience, value and service—Every day!

OUR MISSION

Serving Others



For Customers...
Convenience, Quality & Great Prices



For Employees...
Respect & Opportunity



For Shareholders...
A Superior Return



For Communities...
A Better Life

OUR VALUES

We Believe In:

- Demonstrating integrity in everything we do.
- Providing employees the opportunity for growth and development in a friendly and fun environment.
- Delivering results through hard work and a shared commitment to excellence.
- Celebrating success and recognizing the contribution of others.
- Owning our actions and decisions and learning from our mistakes.
- Respecting the dignity and differences of others.

OUR OPERATING PRIORITIES


Driving profitable sales growth


Capturing growth opportunities


Enhancing our position as a low-cost operator


Investing in the growth and development of our teams

OUR SELECTED HIGHLIGHTS


>194,000 EMPLOYEES[1]


20,893 STORES
34 DISTRIBUTION CENTERS[1]


48 STATES and Mexico[1]

(1)   As of January 30, 2026.

BOARD NOMINEES (pp. 5 - 9, 14 - 15 and 20)

Name and Principal Occupation	Independent	Age	Director Since (Calendar Year)	Board Leadership and Committee Positions	Other Public Board Service
Michael M. Calbert Retired Member, KKR & Co. L.P.	✓	63	2007	• Audit	• PVH Corp.
Ana M. Chadwick Former EVP, CFO & Treasurer, Insulet Corporation	✓	54	2022	• Audit (Chair)	
Gregory H. Hicks President & CEO, Canadian Tire Corporation, Limited	✓	55	2026*	• Audit* • CHCM*	• Canadian Tire Corporation, Limited
Timothy I. McGuire Executive Chairman, Jump Plus Stores ULC	✓	65	2018	• CHCM (Chair) • Technology	
David P. Rowland Retired Executive Chairman, Accenture plc	✓	65	2023	• Chairman of the Board • Technology (Chair)	
Debra A. Sandler President & CEO, La Grenade Group, LLC	✓	66	2020	• Audit • NGCR (Chair)	• Keurig Dr Pepper Inc. • Archer Daniels Midland Company • USA TODAY Co., Inc.
Ralph E. Santana CEO, Recteq Grills	✓	58	2018	• NGCR • Technology	
Kathleen M. Scarlett Senior EVP, Human Resources & Corporate Affairs, Best Buy Co., Inc.	✓	62	2024	• CHCM • NGCR	
Todd J. Vasos CEO, Dollar General Corporation		64	2015		• KeyCorp

* If elected at the 2026 annual meeting of shareholders

CHCM = Compensation and Human Capital Management Committee

NGCR = Nominating, Governance and Corporate Responsibility Committee

BOARD NOMINEES—KEY STATISTICS (pp. 4 - 9)



AGE	TENURE	COMPOSITION
61 DIRECTOR AVERAGE AGE	**6** YEARS AVERAGE — 4 (0-5), 4 (6-10), 1 (11+)	**33.3%** Female **33.3%** Racially Diverse

BOARD-LEVEL STRATEGY AND RISK OVERSIGHT (pp. 12 - 15)

Our Board of Directors, assisted by its four independent committees, actively oversees our corporate strategy and related risks:

AUDIT COMMITTEE

Oversees financial reporting matters and enterprise risk management, including cybersecurity risk

TECHNOLOGY COMMITTEE

Oversees technology strategy and related investments

COMPENSATION AND HUMAN CAPITAL MANAGEMENT COMMITTEE

Oversees significant human capital management matters, primarily including employee recruitment, retention and engagement; labor matters; and compensation

NOMINATING, GOVERNANCE AND CORPORATE RESPONSIBILITY COMMITTEE

Oversees corporate governance and significant corporate social responsibility and sustainability matters

SHAREHOLDER ENGAGEMENT (pp. 11 - 12)

Our Board of Directors appreciates and proactively seeks the viewpoints of our shareholders. Our focused outreach in the fall of 2025 encompassed a broad base of shareholders and discussion topics and helped inform our public disclosures and our Board's decision-making regarding corporate governance, shareholder rights, executive compensation, sustainability and corporate responsibility matters.



INVITED shareholders representing **~52%** of shares outstanding	ENGAGED shareholders representing **46%** of shares outstanding	CHAIRMAN LED engagement with shareholders representing **~28%** of shares outstanding

PAY FOR PERFORMANCE (pp. 22 - 32)

The primary elements of our 2025 annual executive compensation program are summarized in the chart below and reflect significant alignment with our shareholders' interests.

Pay Element	Vehicle	Key Details
Base Salary	Cash	Reflects comparable positions in the competitive marketplace, recognizing performance, responsibilities and experience
Short-Term Incentive "Teamshare"	Cash	Adjusted EBIT **(70%)** Net Sales **(20%)** Strategic Objective (Project Elevate) **(10%)**
Long-Term Incentive*	RSUs **(50%)**	3-Year Ratable Vesting
	PSUs **(50%)**	Performance Metrics / Vesting Periods: 1-Year Adjusted EBITDA **(50%)** / 3-Year Ratable Vesting 3-Year Average Adjusted ROIC **(50%)** / 3-Year Cliff Vesting

* Mr. Vasos was not granted long-term incentive awards for 2025. Mr. Lau's PSUs for 2025 are tied solely to the 3-year Average Adjusted ROIC metric.

The most recent shareholder advisory vote on our named executive officer compensation was held on May 29, 2025. Excluding abstentions and broker non-votes, 93.5% of total votes were cast in support of the program.



93.5%
SHAREHOLDER
SUPPORT

VOTING MATTERS (pp. 1 - 10, 55, and 60 - 72)

2026 Proposals	Board Recommendation
Election of Directors Item 1 on the Ballot	For
Advisory Vote to Approve Named Executive Officer Compensation Item 2 on the Ballot	For
Ratification of Appointment of Auditors Item 3 on Ballot	For
Shareholder Proposals Items 4-6 on the Ballot	Against

HOW TO VOTE (p. 2)



MAIL	PHONE	INTERNET	IN PERSON
Complete, sign, date and mail your proxy card or voting instruction form	1-800-690-6903	www.proxyvote.com	May 28, 2026 8:00 a.m., CT On the Annual Meeting Website

ANNUAL MEETING WEBSITE:

www.virtualshareholdermeeting.com/DG2026

See "Solicitation, Meeting and Voting Information"
for instructions on how to participate in the annual meeting.

TABLE OF CONTENTS

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 28, 2026

The Proxy Statement, our 2025 Annual Report and a form of proxy card are available at www.proxyvote.com. You will need your Notice of Internet Availability or proxy card to access the proxy materials.

As permitted by rules adopted by the Securities and Exchange Commission ("SEC"), we are furnishing our proxy materials over the Internet to some of our shareholders. This means that some shareholders will not receive paper copies of these documents but instead will receive only a Notice of Internet Availability containing instructions on how to access the proxy materials over the Internet and how to request a paper copy of our proxy materials, including the Proxy Statement, our 2025 Annual Report, and a proxy card. Shareholders who do not receive a Notice of Internet Availability will receive a paper copy of the proxy materials by mail, unless they have previously requested delivery of proxy materials electronically.

PROXY STATEMENT

This document is the Proxy Statement of Dollar General Corporation that we use to solicit your proxy to vote upon certain matters at our Annual Meeting of Shareholders to be held at 8:00 a.m., Central Time, on Thursday, May 28, 2026, entirely online at www.virtualshareholdermeeting.com/DG2026 (the "Annual Meeting Website"). We will begin mailing to shareholders printed copies of this document and the form of proxy or the Notice of Internet Availability on or about April 7, 2026.

The information contained in any websites, reports or policies that we reference in this Proxy Statement are not incorporated by reference into, and do not form a part of, this Proxy Statement, except to the extent expressly stated otherwise.

> **Annual Meeting Website:**
>
> www.virtualshareholdermeeting.com/DG2026

SOLICITATION, MEETING AND VOTING INFORMATION

What is Dollar General Corporation and where is it located?

Dollar General Corporation (NYSE: DG) is proud to serve as America's neighborhood general store. Founded in 1939, Dollar General lives its mission of *Serving Others* every day by providing access to affordable products and services for its customers, career opportunities for its employees, and literacy and education support for its hometown communities. As of January 30, 2026, the Company's 20,893 Dollar General, DG Market, DGX and pOpshelf stores across the United States and Mi Súper Dollar General stores in Mexico provide everyday essentials including food, health and wellness products, cleaning and laundry supplies, self-care and beauty items, and seasonal décor from our high-quality private brands alongside many of the world's most trusted brands. Our principal executive offices are located at 100 Mission Ridge, Goodlettsville, Tennessee 37072.

We also refer to our company as "we," "us" or similar terms, or as "Dollar General" or "the Company." Unless otherwise noted or required by the context, "2026," "2025," "2024," "2023," "2022," and "2021" refer to our fiscal years ending or ended January 29, 2027, January 30, 2026, January 31, 2025, February 2, 2024, February 3, 2023, and January 28, 2022, respectively.

What is a proxy and who is asking for it and paying for the cost to solicit it?

A proxy is your legal designation of another person, called a "proxy," to vote your stock. The document designating someone as a proxy is also called a proxy or a proxy card.

Our directors, officers and employees are soliciting your proxy on behalf of our Board of Directors and will not be specially paid for doing so. Solicitation of proxies by mail may be supplemented by telephone, email and other electronic means, advertisements, personal solicitation, news releases issued by Dollar General, postings on our website or otherwise. Dollar General will pay all expenses of this solicitation. We have retained Innisfree M&A

Incorporated to act as a proxy solicitor for a fee of $17,500, plus reimbursement of out-of-pocket expenses.

How may I attend and participate in the annual meeting?

The annual meeting is being held entirely online via the Annual Meeting Website. Only shareholders of record as of March 19, 2026 (the "Record Date"), may vote at the meeting, view the list of shareholders as of the Record Date, or submit questions regarding voting items during the meeting.

To attend the meeting, please visit the Annual Meeting Website and enter your Control Number. If you do not have your Control Number, you may still attend the meeting by visiting the Annual Meeting Website and registering as a guest, but you will not be able to vote your shares, examine our list of shareholders or submit questions during the meeting.

You may log into the Annual Meeting Website beginning at 7:45 a.m., Central Time, on May 28, 2026, and the meeting will begin promptly at 8:00 a.m., Central Time. If you intend to join the meeting, you should ensure that you have a strong WiFi or internet connection. We encourage you to access the Annual Meeting Website before the meeting begins, and you should give yourself plenty of time to log in and ensure that you can hear streaming audio prior to the start of the meeting. If you experience any technical difficulties logging into the Annual Meeting Website or at any time during the meeting, please call the technical support number, which will be posted on the login page of the Annual Meeting Website. Technical support will be available beginning at 7:45 a.m., Central Time, on the meeting day through the end of the meeting.

What is a Control Number?

To attend and participate in the annual meeting online, you will need your "Control Number." The Control Number is a 16-digit number that you can find in the Notice of Internet Availability or the proxy card (in each case if you are a shareholder of record), as applicable, or in the voting instruction form (if you are a street name holder).

Who may vote at the annual meeting?

You may vote if you owned shares of Dollar General common stock at the close of business on the Record Date. As of that date, there were 220,226,320 shares of Dollar General common stock outstanding and entitled to vote. Each share is entitled to one vote on each matter.

How many votes must be present to hold the annual meeting?

A quorum, consisting of the presence in person or by proxy of the holders of a majority of shares of our common stock outstanding on the Record Date, must exist to conduct business at the annual meeting. If a quorum is not present, the presiding officer at the meeting may adjourn the meeting from time to time until a quorum is present.

What am I voting on?

You will be asked to vote on:

- the election of the nine nominees listed in this Proxy Statement (Item 1 on the Ballot);
- the approval on an advisory basis of our named executive officer compensation as disclosed in this Proxy Statement (Item 2 on the Ballot);
- the ratification of the appointment of our independent registered public accounting firm (the "independent auditor") for 2026 (Item 3 on the Ballot); and
- the shareholder proposals described in this Proxy Statement (Items 4-6 on the Ballot) if properly presented.

We are unaware of other matters to be acted upon at the annual meeting. Under Tennessee law and our governing documents, no other non-procedural business may be raised at the meeting unless proper notice has been given to shareholders.

How do I vote?

If you are a shareholder of record, you may vote your proxy prior to the meeting date over the telephone or Internet or, if you received printed proxy materials, by marking, signing, dating and returning the printed proxy card in the enclosed envelope. Please refer to the Notice of Internet Availability or proxy card, as applicable, for the telephone number, Internet address and other instructions. Alternatively, you may attend the meeting and vote your shares on the Annual Meeting Website after entering your Control Number. Even if you plan to attend the meeting, we recommend that you vote in advance so that your vote will be counted if you later decide not to attend the meeting.

If you are a street name holder, your broker, trustee, bank or other nominee will provide materials and instructions for voting your shares. You also may vote your shares during the meeting on the Annual Meeting Website after entering your Control Number.

What is the difference between a "shareholder of record" and a "street name" holder?

You are a "shareholder of record" if your shares are registered directly in your name with EQ Shareowner Services, our transfer agent. You are a "street name" holder if your shares are held in the name of a brokerage firm, bank, trust or other nominee as custodian.

What if I receive more than one Notice of Internet Availability or proxy card?

You will receive multiple Notices of Internet Availability or proxy cards if you hold shares in different ways (e.g., joint tenancy, trusts, custodial accounts, etc.) or in multiple accounts. Street name holders will receive the Notice of Internet Availability or proxy card or other voting information, along with voting instructions, from their brokers. Please vote the shares represented by each Notice of Internet Availability or proxy card you receive to ensure that all your shares are voted.

How will my proxy be voted?

The persons named on the proxy card will vote your proxy as you direct. If you return a signed proxy card or complete the Internet or telephone voting procedures but do not specify how you want to vote your shares, the persons named on the proxy card will vote your shares in accordance with the recommendations of our Board of Directors. If business other than that described in this Proxy Statement is properly raised, your proxies have authority to vote as they think best, including to adjourn the annual meeting.

Can I change my mind and revoke my proxy?

Yes. A shareholder of record may revoke a proxy given pursuant to this solicitation by:

- signing a valid, later-dated proxy card and submitting it so that it is received before the annual meeting in accordance with the instructions included on the proxy card;
- at or before the meeting, submitting to our Corporate Secretary a written notice of revocation dated later than the date of the proxy;
- submitting a later-dated vote by telephone or Internet no later than 11:59 p.m. Eastern Time on May 27, 2026; or
- attending the meeting and voting in person.

Note that attendance at the meeting, by itself, will not revoke your proxy.

A street name holder may revoke a proxy given pursuant to this solicitation by following the instructions of the bank, broker, trustee or other nominee who holds his or her shares.

How many votes are needed to elect directors?

To be elected at the annual meeting, a nominee must receive the affirmative vote of a majority of votes cast by holders of shares entitled to vote at the meeting. Under our Charter, the "affirmative vote of a majority of votes cast" means that the number of votes cast in favor of a nominee's election exceeds the number of votes cast against his or her election. You may vote in favor of or against the election of each nominee, or you may elect to abstain from voting your shares (Item 1 on the Ballot).

What happens if a director nominee fails to receive the required vote for election?

If a director nominee who is not currently serving as a director does not receive the required vote for election at the annual meeting, such nominee will not be elected as a director. In this event, our Board of Directors, in its sole discretion, may fill the resulting vacancy or decrease the Board's size.

An incumbent director who does not receive the required vote for election at the annual meeting must promptly tender a resignation as a director for consideration by our Board pursuant to our Board-approved director resignation policy. Each incumbent director standing for election at the meeting has agreed to resign, effective upon our Board's acceptance of such resignation, if such director does not receive a majority vote. If our Board rejects the offered resignation, the incumbent director will continue to serve as a holdover director until the next annual shareholders' meeting and until his or her successor is duly elected or his or her earlier resignation or removal in accordance with our Bylaws. If our Board accepts the offered resignation, our Board, in its sole discretion, may fill the resulting vacancy or decrease the Board's size.

How many votes are needed to approve other matters?

The remaining management proposals (Items 2 and 3 on the Ballot) and the shareholder proposals (Items 4-6 on the Ballot) will be approved if the votes cast in favor of the applicable proposal exceed the votes cast against it. The vote on the compensation of our named executive officers (Item 2 on the Ballot) is advisory and, therefore, not binding on Dollar General, our Board of Directors, or its Compensation and Human Capital Management ("CHCM") Committee. With respect to each of these proposals, and any other matter properly brought before the annual meeting, you may vote in favor of or against the proposal, or you may elect to abstain from voting your shares.

How will abstentions and broker non-votes be treated?

Abstentions and broker non-votes will be treated as shares that are present and entitled to vote for purposes of determining whether a quorum is present but will not be counted as votes cast either in favor of or against a particular proposal and will have no effect on the outcome of the particular proposal.

What are broker non-votes?

Although your broker is the record holder of any shares that you hold in street name, it must vote those shares pursuant to your instructions. If you do not provide instructions, your broker may exercise discretionary voting power over your shares for "routine" items but not for "non-routine" items. All matters described in this Proxy Statement, except for the ratification of the appointment of our independent auditor, are considered to be non-routine matters.

"Broker non-votes" occur when shares held of record by a broker are not voted on a matter because the street name holder of the shares has not provided voting instructions and the broker either lacks or declines to exercise the authority to vote the shares in its discretion.

How can I ask questions or view the list of shareholders entitled to vote at the annual meeting?

You may submit questions regarding the voting items in advance of the annual meeting from May 14, 2026, through May 22, 2026, by visiting www.proxyvote.com and entering your Control Number. You also may submit questions regarding the voting items during the meeting on the Annual Meeting Website after entering your Control Number. Rules of Conduct for the meeting, including without limitation rules pertaining to submission of questions, will be available prior to the meeting on www.proxyvote.com and on the Annual Meeting Website. We encourage you to review the Rules of Conduct in advance of the meeting.

During the meeting, shareholders of record may examine the list of shareholders entitled to vote at the meeting on the Annual Meeting Website after entering their Control Number and completing the required attestation form that will be available on the Annual Meeting Website. To inspect such shareholder list prior to the meeting, please contact our Investor Relations department at 615-855-5529 or investorrelations@dollargeneral.com.

Will a recording of the annual meeting be available after the meeting?

Yes. Within 24 hours following the annual meeting, a recording of the meeting will be available on our website at https://investor.dollargeneral.com under "News and Events—Events and Presentations" for at least 30 days. The information on our website, however, is not incorporated by reference into, and does not form a part of, this Proxy Statement.

ELECTION OF DIRECTORS (ITEM 1 ON THE BALLOT)

What is the structure of the Board of Directors?

Our Board of Directors must consist of one to 15 directors, with the exact number set by the Board. The Board size is currently fixed at nine.

How are directors identified and nominated?

The Nominating, Governance and Corporate Responsibility Committee (the "NGCR Committee") is responsible for identifying, evaluating and recommending director candidates, including the slate to be presented to shareholders for election at the annual meeting, to our Board of Directors, which makes the ultimate election or nomination determination, as applicable. The NGCR Committee may use a variety of methods to identify potential director candidates, such as recommendations by our directors, management, shareholders or third-party search firms. The NGCR Committee has retained a third-party search firm to assist in identifying potential Board candidates who meet our qualification and experience requirements and, for any such candidate identified by such search firm, to compile and evaluate information regarding the candidate's qualifications and experience and to conduct reference checks. Gregory H. Hicks, a nominee for election at the annual meeting, was identified as a candidate by a third-party search firm.

Our Board of Directors values diversity in its broadest sense and has adopted a written policy to endeavor to achieve a mix of members with a variety of backgrounds and experience in areas that are relevant to our business. This policy further provides that the NGCR Committee should seek to include qualified women and individuals from underrepresented groups in the pool from which candidates can be selected. The NGCR Committee periodically assesses this policy's effectiveness as part of its annual performance evaluation. The matrix included below illustrates the experience and attributes of our director nominees and reflects the key skills, qualifications and experience that our Board has determined to be important in light of our current and expected business needs.

Experience and Composition Matrix	Calbert	Chadwick	Hicks	McGuire	Rowland	Sandler	Santana	Scarlett	Vasos	Total
Skills and Experience										
Retail Industry Experience	✓		✓	✓		✓	✓	✓	✓	7
Senior Leadership (C-Suite) Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	9
Strategic Planning/M&A Experience	✓	✓	✓	✓	✓	✓		✓		7
Other Public Board Service (current or former)	✓		✓	✓	✓			✓	✓	6
Financial Expertise or Experience	✓	✓			✓	✓				4
General Independence	✓	✓	✓	✓	✓	✓	✓	✓		8
Global/International Experience (Sourcing or Operations)	✓	✓	✓	✓	✓			✓	✓	7
Branding/Marketing/Consumer Behavior Experience		✓	✓			✓	✓	✓	✓	6
Human Capital Experience		✓				✓		✓		3
E-commerce/Digital/Technology Experience		✓	✓			✓	✓	✓		5
Risk Management Experience	✓	✓	✓	✓	✓		✓		✓	7
Composition										
Racially Diverse		✓					✓	✓		3
Female		✓					✓	✓		3
Born Outside the U.S.			✓	✓		✓			✓	4

How are nominees evaluated; what are the threshold qualifications?

The NGCR Committee is charged with recommending to our Board of Directors those candidates who it believes are qualified to serve as Board members consistent with the director selection criteria established by the Board.

The NGCR Committee assesses a candidate's independence, background, experience and time commitments, as well as our Board's skill needs. With respect to incumbent directors, the NGCR Committee also assesses the meeting attendance record and suitability for continued service. The NGCR Committee determines whether each nominee is in a position to devote adequate time to the effective performance of director duties and possesses the following threshold characteristics: integrity and accountability, informed judgment, financial literacy, a cooperative approach, a record of achievement, loyalty, and the ability to consult with and advise management. The NGCR Committee recommends candidates, including those submitted by shareholders, only if it believes a candidate's knowledge, experience and expertise would strengthen our Board and that the candidate is committed to representing our shareholders' long-term interests. While our focus and priorities may change from time to time, the Experience and Composition Matrix above summarizes the key skills, qualifications and experience that our Board believes are important in light of our current and expected business needs.

Who are the nominees this year?

All director nominees were selected by our Board of Directors upon the recommendation of the NGCR Committee. The nominees include eight incumbent directors who were elected at the 2025 annual meeting of shareholders, as well as Mr. Hicks who will join our Board effective as of the annual meeting if elected. Mr. Warren F. Bryant, who has served on our Board since 2009, is not standing for re-election, and his term will expire effective at the time of the annual meeting. Our Board believes that each of the nominees can devote an adequate amount of time to the effective performance of director duties, is in compliance with our overboarding policy detailed in our Corporate Governance Guidelines, and possesses all of the threshold qualifications identified above.

If elected, each nominee would hold office until the 2027 annual meeting of shareholders and until his or her successor is elected and qualified, subject to any earlier resignation or removal.

The following lists the nominees, their ages at the date of this Proxy Statement and the calendar year in which they first became a director, along with their biographies and the experience, qualifications, attributes or skills that led our Board to conclude that each nominee should serve as a director of Dollar General.

MICHAEL M. CALBERT

Age: 63

Director Since: 2007

Biography:
Mr. Calbert joined the private equity firm KKR & Co. L.P. in January 2000 and was directly involved with several KKR portfolio companies until his retirement in January 2014, after which he served as a consultant to KKR until June 2015. Mr. Calbert led KKR's Retail industry team prior to his retirement. He also served as the Chief Financial Officer of Randall's Food Markets from 1997 until it was sold in September 1999 and worked as a certified public accountant and consultant with Arthur Andersen Worldwide from 1985 to 1994, where his primary focus was the retail and consumer industry. Mr. Calbert has served as a director of PVH Corp. since May 2022 and previously served as a director of Executive Network Partnering Corporation from September 2020 to October 2022 and AutoZone, Inc. from May 2019 to December 2021. He previously served as our Chairman of the Board from January 2016 until February 2026 and from July 2007 until December 2008 and as our lead director from March 2013 until January 2016.

Specific Experience, Qualifications, Attributes and Skills:
Mr. Calbert has considerable experience in managing private equity portfolio companies and with corporate finance and strategic business planning activities. He has a strong background and extensive experience in advising and managing companies in the retail industry, including evaluating business strategies and operations, financial plans and structures, risk, and management teams. His current and former service on various company boards in the retail industry further strengthens his knowledge and experience within our industry. Mr. Calbert also has a significant financial and accounting background, previously serving as the chief financial officer of a retail company for two years and as a certified public accountant for 10 years.

ANA M. CHADWICK

Age: 54

Director Since: 2022

Biography:

Ms. Chadwick most recently served as Senior Advisor of Insulet Corporation, a medical device company (September 2025 to February 2026). She previously served as Executive Vice President, Chief Financial Officer and Treasurer of Insulet (April 2024 to September 2025) and Executive Vice President and Chief Financial Officer of Pitney Bowes Inc. (January 2021 to April 2024). She joined General Electric Company in 1993, serving for 28 years in various roles, including President and Chief Executive Officer of GE Capital Global Legacy Solutions (March 2019 to January 2021); Chief Financial Officer and Chief Operating Officer of GE Capital Global Legacy Solutions (February 2016 to February 2019); Controller of GE Capital Americas (September 2014 to January 2016); Chief Financial Officer of GE Capital Energy Financial Services (July 2010 to August 2014); Chief Operating Officer of GE Capital Global Banking—GE Money Bank Latin America (February 2009 to June 2010); Chief Financial Officer of GE Capital Consumer Finance—Latin America (December 2005 to January 2009); Chief Financial Officer of GE Capital Consumer Finance—GE Capital Bank Switzerland (December 2003 to November 2005); and a variety of other finance and audit positions of increasing responsibility.

Specific Experience, Qualifications, Attributes and Skills:

Ms. Chadwick has significant financial and risk management expertise and over 30 years of experience in various financial planning, audit, banking, and accounting roles. Through these various roles, she has led large global teams of employees and played a critical role in various joint ventures, divestitures and restructurings. These experiences bring deep and disciplined perspective to our Audit Committee and Board. In addition, having lived and worked in several Latin American countries, including growing businesses in Latin America, she brings valuable perspective to our Board as the Company works to expand its operations into Mexico and to further serve its diverse customer base in the United States.

GREGORY H. HICKS

Age: 55

Nominee for election at the annual meeting

Biography:

Mr. Hicks has served as President and Chief Executive Officer of Canadian Tire Corporation, Limited, a Canadian retail company, since March 2020. He also served as President, Canadian Tire Retail (March 2017 to March 2020), and Group Senior Vice President, Consumer Products & Retail Experience, Canadian Tire Retail (September 2013 to March 2017). Prior to rejoining Canadian Tire in 2013, Mr. Hicks served as President of Retail Audible (September 2012 to June 2013) and as Chief Operating Officer of TSC Stores LP (July 2006 to September 2012). He initially joined Canadian Tire in 2000 and held roles of increasing responsibility across merchandising, sourcing, marketing and operations until June 2006. Mr. Hicks has served as a director of Canadian Tire since March 2020 and previously served as a director of CT REIT from May 2018 to May 2021.

Specific Experience, Qualifications, Attributes and Skills:

Mr. Hicks brings over 25 years of senior leadership experience in large-scale, complex retail and consumer businesses. As President and CEO of Canadian Tire, he has led a multi-banner, omnichannel enterprise through periods of significant disruption and transformation. He has a strong background and extensive experience in many areas relevant to our business, including strategic planning, merchandising, owned brands, global sourcing, retail operations, loyalty and personalization, digital and data-enabled retail capabilities, and risk management.

TIMOTHY I. MCGUIRE

Age: 65

Director Since: 2018

Biography:

Mr. McGuire has served as the Executive Chairman of Jump Plus Stores ULC, a Canadian chain of Apple Premium Partner consumer electronics stores, since June 2024. He previously served as Chief Executive Officer of Mobile Service Center Canada, Ltd. (d/b/a Mobile Klinik, a business division of TELUS Corporation) from October 2018 through August 2022, and as its Chairman of the Board from June 2017 to October 2018 and director from March 2017 to July 2020. He retired from McKinsey & Company in August 2017 after serving as a leader of its global retail and consumer practice for almost 28 years, including leading the Americas retail practice for five years. While at McKinsey, Mr. McGuire led consulting efforts with major retail, telecommunications, consumer service, and marketing organizations in Canada, the United States, Latin America, Europe, and Australia. Mr. McGuire also held various positions with Procter & Gamble (1983 to 1989), including Marketing Director for the Canadian Food & Beverage division.

Specific Experience, Qualifications, Attributes and Skills:

Mr. McGuire brings over 30 years of valuable retail experience to our company. He has expertise in strategy, new store/concept development, marketing and sales, operations, international expansion, big data and advanced analytics, as well as risk management experience. In addition, Mr. McGuire's focus while at McKinsey on use of advanced analytics in retail, developing and implementing growth strategies for consumer services, food, general merchandise and multi-channel retailers, developing new retail formats, the application of lean operations techniques, the redesign of merchandise flows, supply chain optimization efforts, and the redesign of purchasing and supplier-management approaches, brings extensive relevant perspectives to our Board as it seeks to consult and advise our CEO and to shape our corporate strategy.

DAVID P. ROWLAND

Age: 65

Director Since: 2023

Biography:

Mr. Rowland has served as our Chairman of the Board since February 2026. He served as Executive Chairman of the Board of Directors of Accenture plc, a leading global professional services company, from September 2019 to September 2021. Prior thereto, Mr. Rowland served as Accenture's Interim Chief Executive Officer (January 2019 to September 2019); Chief Financial Officer (July 2013 to January 2019); Senior Vice President, Finance (September 2006 to July 2013); and a variety of consulting and finance leadership roles of increasing responsibility (July 1983 to September 2006). Mr. Rowland previously served as a director of Accenture plc from January 2019 to September 2021.

Specific Experience, Qualifications, Attributes and Skills:

Mr. Rowland has significant senior leadership and international experience along with deep financial, risk management and technology expertise. During his tenure at Accenture—one of the world's largest technology and digital services organizations—Mr. Rowland advised clients on strategies for large, complex technology-based programs and played a central role in the company's strategic planning, M&A strategy, and global human capital strategy and management, all of which provides substantial insight to our Board and Technology Committee.

DEBRA A. SANDLER

Age: 66

Director Since: 2020

Biography:

Ms. Sandler has served as President and Chief Executive Officer of La Grenade Group, LLC, a marketing consultancy that serves packaged goods companies operating in the health and wellness space, since September 2015. She also served as Chief Executive Officer of Mavis Foods, LLC, a startup she founded that made and sold Caribbean sauces and marinades, from April 2018 until it ceased commercial operations in December 2024. Ms. Sandler was previously employed for seven years with Mars, Inc., including as Chief Health and Wellbeing Officer (July 2014 to July 2015); President, Chocolate North America (April 2012 to July 2014); and Chief Consumer Officer, Chocolate (November 2009 to March 2012). She also held senior leadership positions with Johnson & Johnson from 1999 to 2009, where her last position was Worldwide President for McNeil Nutritionals LLC, a fully integrated business unit within the Johnson & Johnson Consumer Group of Companies. She began her career in 1985 with PepsiCo, Inc., where she served for 13 years in a variety of marketing positions of increasing responsibility. Ms. Sandler has served as a director of Keurig Dr Pepper Inc. since March 2021, Archer Daniels Midland Company since May 2016, and USA TODAY Co., Inc. (f/k/a Gannett Co., Inc.) since June 2015.

Specific Experience, Qualifications, Attributes and Skills:

Ms. Sandler has strong marketing and operating experience and a proven record of creating, building, enhancing, and leading well-known consumer brands. Her former leadership positions with Mars, Johnson & Johnson, and PepsiCo required an extensive understanding of consumer behavior and the evolving retail environment. In addition, her time as CEO of Mavis Foods provided her with valuable e-commerce, strategic planning and financial experience, and her other public company board experience brings additional perspective to our Board.

RALPH E. SANTANA

Age: 58

Director Since: 2018

Biography:

Mr. Santana has served as Chief Executive Officer of Recteq Grills, a pellet grill company, since June 2022. He previously served as Executive Vice President and Chief Marketing Officer (April 2013 to June 2022) of Harman International Industries, a wholly-owned subsidiary of Samsung Electronics Co., Ltd., with responsibility for Harman's worldwide marketing strategy and global design group, and as Senior Vice President and Chief Marketing Officer of Samsung Electronics North America (June 2010 to September 2012), where he was responsible for launching Samsung's U.S. e-commerce business. He also served 16 years at PepsiCo, Inc. (June 1994 to May 2010) in multiple international and domestic leadership roles in marketing, including Vice President of Marketing, North American Beverages, Pepsi-Cola, and held positions with its Frito-Lay's international and North America operations. Mr. Santana began his career at Beverage Marketing Corporation (July 1989 to June 1992) where he served as a beverage industry consultant designing market entry and expansion strategies.

Specific Experience, Qualifications, Attributes and Skills:

Mr. Santana has approximately 30 years of marketing experience spanning multiple technology and food and beverage consumer packaged goods categories. His deep understanding of digital marketing and retail shopper marketing, particularly in the area of consumer packaged goods, and his extensive experience in shaping multi-cultural strategy, executing marketing programs, and making brands culturally relevant further enhances our Board's ability to provide oversight and thoughtful counsel to management in these important and evolving areas of our business. His previous and current executive positions also provide risk management experience.

KATHLEEN M. SCARLETT

Age: 62

Director Since: 2024

Biography:

Ms. Scarlett has served as Senior Executive Vice President, Human Resources and Corporate Affairs, of Best Buy Co., Inc., a leading consumer electronics retailer, since December 2024. Since joining Best Buy in 2014, she has held various leadership roles, including Senior Executive Vice President, Corporate Affairs, Human Resources and Best Buy Canada (May 2023 to December 2024); Chief Human Resources Officer and Executive Vice President, Best Buy Canada (January 2020 to May 2023); Chief Human Resource Officer and President, US Retail Stores (January 2019 to January 2020); Chief Human Resources Officer (May 2017 to January 2019); and Division Chief Human Resources Officer and Senior Vice President, Retail, Best Buy Canada (May 2014 to May 2017). Prior to Best Buy, Ms. Scarlett served as Chief Operating Officer of Grafton-Fraser Inc. from April 2010 to May 2014 and was a consultant with KMS Consulting from January 2010 to April 2010. She also served in leadership positions with Loblaw Companies Limited, Hudson's Bay Co., Dylex Limited, and Premier Salons Canada. Ms. Scarlett previously served as a director of Floor & Décor Holdings, Inc. from January 2021 to November 2022.

Specific Experience, Qualifications, Attributes and Skills:

Ms. Scarlett brings significant human capital, retail, operations and senior leadership experience to our Board, having spent her entire career in the retail industry, including over 20 years in senior leadership positions with a focus on human resources. She also possesses M&A and marketing experience resulting from her prior leadership roles on acquisition teams and overseeing marketing departments, respectively. In addition, her prior experience leading Best Buy's business in Canada provides valuable international experience and perspective to our Board.

TODD J. VASOS

Age: 64

Director Since: 2015

Biography:

Mr. Vasos has served as our Chief Executive Officer since October 2023 when he returned to Dollar General after previously serving as our CEO from June 2015 to November 2022 and then Senior Advisor from November 2022 until his retirement in April 2023. He has served as a member of our Board of Directors since June 2015. Mr. Vasos joined Dollar General in December 2008 as Executive Vice President, Division President and Chief Merchandising Officer and was promoted to Chief Operating Officer in November 2013. Prior to joining Dollar General, Mr. Vasos served in leadership positions with Longs Drug Stores Corporation, Phar-Mor Food and Drug Inc. and Eckerd Corporation. Mr. Vasos has served as a director of KeyCorp since July 2020 and as its lead independent director since January 2026.

Specific Experience, Qualifications, Attributes and Skills:

Mr. Vasos has extensive retail experience, including over 15 years with Dollar General. He has a thorough understanding of all key areas of our business, which is further bolstered by his former experience overseeing the merchandising, operations, marketing, advertising, global procurement, supply chain, store development, store layout and space allocation functions of other retail companies. In addition, Mr. Vasos's service in leadership and policy-making positions in the retail business has provided him with additional leadership and strategic planning skills that allow him to effectively guide and oversee the direction of Dollar General and the consensus-building skills required to lead our management team, and his other public company board experience brings additional perspective to his leadership of Dollar General.

Can shareholders recommend or nominate directors?

Yes. Shareholders may recommend candidates to our NGCR Committee by providing the same information within the same deadlines required for nominating candidates pursuant to the advance notice provisions in our Bylaws. Pursuant to its Charter, our NGCR Committee is required to consider such candidates using the same evaluation criteria as it applies to other director candidates. Shareholders also can go a step further and nominate directors for election by shareholders at an annual meeting by following the advance notice procedures in our Bylaws.

Whether recommending a candidate for our NGCR Committee's consideration or nominating a director for election by shareholders at an annual meeting, you must submit a written notice (not in an electronic transmission) for receipt by our Corporate Secretary at the address, by the means, and within the deadlines disclosed under "Shareholder Proposals for 2027 Annual Meeting." The notice must contain all information required by our Bylaws, including without limitation information about the shareholder proposing the nominee and about the nominee.

We also have a "proxy access" provision in our Bylaws which allows eligible shareholders to nominate candidates for election to our Board and include such candidates in our proxy statement and ballot subject to the terms, conditions, procedures and deadlines set forth in Article I, Section 12 of our Bylaws. Our proxy access bylaw provides that holders of at least 3% of our outstanding shares, held by up to 20 shareholders, holding the shares continuously for at least 3 years, can nominate up to 20% of our Board for election at an annual shareholders' meeting.

For more specific information regarding these deadlines in respect of the 2027 annual meeting of shareholders, see "Shareholder Proposals for 2027 Annual Meeting" below. You should consult our Bylaws, posted on the "Corporate Governance" section of our website located at https://investor.dollargeneral.com, for more detailed information regarding the processes summarized above. No shareholder nominees have been submitted for this year's annual meeting.

What if a nominee is unwilling or unable to serve?

That is not expected to occur. If it does, the persons designated as proxies on the proxy card will vote your proxy for a substitute designated by our Board of Directors, or we may reduce the size of our Board.

Are there any family relationships between any of the directors, executive officers or nominees?

There are no family relationships between any of our directors, executive officers or nominees.

 **FOR**

Our Board of Directors unanimously recommends that shareholders vote **FOR** the election of each of the nominees named in this proposal.

CORPORATE GOVERNANCE

What governance practices are in place to promote effective independent Board leadership?

Our Board of Directors has adopted a number of governance practices to promote effective independent Board leadership, such as:



Independent Board Chairman
Our Board of Directors is led by an independent Chairman who serves as a liaison between our Board and our CEO; approves Board meeting agendas; facilitates communication of annual evaluation feedback to our Board; and participates with the CHCM Committee in the annual CEO performance evaluation. This leadership structure allows our CEO to focus his time and energy on managing our business, while our Chairman devotes his time and attention to matters of Board oversight and governance. Our Board, however, recognizes that no single leadership model is right for all companies and at all times and will review its leadership structure as appropriate to ensure it continues to be in the best interests of Dollar General and our shareholders.



Annual Evaluations and Board Succession Planning
Our Board of Directors, its standing committees, and our individual non-employee directors are evaluated annually using a process approved by the NGCR Committee. Our Board has adopted a policy to seek input from an independent consultant as part of the evaluation process at least once every three years. The evaluation process utilizes written questionnaires and, when deemed appropriate, telephonic interviews to supplement written responses. The evaluations solicit feedback across key areas of performance, including Board and committee structure; meeting effectiveness; quality, timeliness and sufficiency of materials and information; access to and interactions with management and advisors; oversight of strategy, risks and key functional areas; Board culture and dynamics; director skills and experience; and individual director preparedness, engagement, communication, judgment and alignment with Dollar General's purpose and strategic priorities. Our Board and each committee discuss the evaluation results, and each director is provided feedback with respect to his or her performance, all with the goal of enhancing effective Board leadership and oversight and informing director re-nomination decisions and succession planning.



Regularly Scheduled Non-Management and Independent Director Sessions
Opportunity is available at each quarterly Board meeting for separate executive sessions of the non-management directors (all of whom are currently independent). Mr. Rowland, as Chairman of the Board, presides over all executive sessions of the non-management and the independent directors.



Shareholder Engagement
To build and maintain relationships with shareholders and to ensure their perspectives are understood and considered by our Board of Directors, we conduct year-round investor relations outreach as well as focused outreach each fall dedicated to corporate governance, corporate responsibility and sustainability matters. We invited shareholders representing approximately 52% of our outstanding shares to participate in our focused outreach in 2025, and 46% of our outstanding shares chose to participate in these meetings. Mr. Calbert, who served as our Chairman of the Board at the time, led the engagement with shareholders representing approximately 28% of shares outstanding. For more information on our focused shareholder outreach efforts, please see "How does shareholder feedback affect decision-making" below.



Annual CEO Performance Evaluations
The CEO is annually evaluated under the leadership of the CHCM Committee and the Chairman of the Board. All independent directors are invited to provide input into this discussion.

How does shareholder feedback affect decision-making?

We actively seek our shareholders' opinions on a wide variety of subjects, including corporate governance, human capital management, risk oversight, executive compensation, sustainability and corporate responsibility, and share these views with our Board of Directors and relevant Board committees. Our Board values this feedback and considers it in connection with its decision-making processes.

For example, we implemented executive compensation program changes in 2024, which addressed shareholder feedback regarding our use of similar performance metrics in the short-term and long-term incentive programs and the maximum potential payouts under these programs. We also sought input on additional changes to the executive compensation program for 2025, particularly around the type and mix of equity awards and the metrics and performance periods used in the long-term incentive program. The CHCM Committee, working with its independent compensation consultant, took this feedback into account when designing the program for 2025, as discussed in "Compensation Discussion and Analysis" in this Proxy Statement. Overall, we received favorable feedback regarding our executive compensation program during our 2025 shareholder outreach.

In addition to introducing changes to our executive compensation program, we have taken several steps in recent years that have been informed by shareholder feedback, such as enhancing our sustainability reporting and expanding our safety- and human rights-related disclosures. This ongoing dialogue with our shareholders reinforces the rigor of our governance practices and helps ensure our decisions are well-informed and thoughtfully considered.

What is the Board's role in risk oversight?

Our Board of Directors and its four standing committees—the Audit Committee, the CHCM Committee, the NGCR Committee and the Technology Committee—play an active and important role in overseeing risk at Dollar General. Each committee is delegated oversight responsibilities for select areas of risk. The independent chairpersons of our Board and committees approve meeting agendas and ensure discussion of potential risks and mitigation efforts as part of strategic and operational updates from management and advisors. In addition, our entire Board is apprised of committee discussions and actions. Our Board leadership structure and division of risk management responsibilities allows for coordinated risk oversight and the identification of risk interrelationships. It also effectively addresses material risks Dollar General might face by allowing our independent directors, through these independent Board committees and executive sessions, to effectively monitor management's actions in identifying risks and implementing effective risk management policies and controls.

Strategic Planning and Related Risk Oversight. Our company's strategy is firmly rooted in our long-standing mission of *Serving Others*, as we consistently strive to improve our performance while retaining our customer-centric focus. Our Board actively oversees our corporate strategy and related risks through both annual strategic planning meetings and quarterly discussions and reports on the status of and risks to our strategic initiatives.

Enterprise Risk Oversight. We identify and manage our key risks using our enterprise risk management program. This framework evaluates significant internal and external business, financial, legal, reputational, corporate responsibility, sustainability, and other risks; identifies mitigation strategies; and assesses any residual risk. The program employs interviews with various levels of management and our Board and reviews of strategic initiatives, recent or potential legislative or regulatory changes, certain internal metrics and other information. The Audit Committee oversees our enterprise risk management program, discussing with management the processes by which risk assessment and risk management are undertaken and our most significant financial and other risk exposures, including without limitation those relating to information systems, information security, data privacy, artificial intelligence, business continuity and disaster recovery, and third-party information security as well as the steps management has taken to monitor and control these exposures. The Audit Committee reviews enterprise risk assessment results at least annually and significant residual risk categories, along with their mitigation strategies, quarterly. In addition, as part of its regular review of progress versus the strategic plan, our Board reviews related material risks as appropriate. Our General Counsel also periodically provides information to the Board regarding our insurance coverage and programs as well as litigation and other legal risks.

Cybersecurity Risk Oversight. In addition to consideration as part of the enterprise risk management program, cybersecurity risk is further evaluated through various internal and external audits and assessments designed to validate the effectiveness of our controls for managing the security of our information assets. Management develops action plans to address select identified opportunities for improvement, and the Audit Committee quarterly reviews reports and metrics, including a dashboard, pertaining to cybersecurity risks and prevention, detection, mitigation and remediation efforts with our Chief Information Officer and our Chief Information Security Officer to help the Audit Committee understand and evaluate current risks, monitor trends, and track our progress against specific metrics.

The Audit Committee also has the responsibility to review with management and the independent auditor any unauthorized access to information technology systems that could have a material effect on the Company's financial statements. Further, the Audit Committee receives quarterly updates regarding any significant cybersecurity incidents which occurred during the prior quarter and at least annually receives a report on our IT disaster recovery plan.

The Audit Committee periodically receives cybersecurity education to assist members in overseeing related risks.

Examples of this education have included: an overview of Company-specific cyber-related risk considerations; an overview of various artificial intelligence considerations, including those related to risk management, governance and ethics, and workforce and culture; updates on the state of cybersecurity regulation; updates on the evolving retail landscape's impact on cyber risk to retail organizations; a cyber threat intelligence update focusing on the global impact of ransomware on the retail sector and trends in retail sector compromises; and an overview of methods to perform cyber risk quantification.

Technology Oversight. Our Board has delegated oversight of our technology strategy and investments to the Technology Committee. As part of this oversight, the Technology Committee reviews management's technology plans and multi-year roadmap, including infrastructure modernization, major technology initiatives, and annual and long-term technology budgets; evaluates the alignment of technology priorities with our overall business strategy; and receives regular updates on significant and emerging technology trends that may impact our strategic direction or inform future technology investments. The Technology Committee consults with the Audit Committee regarding technology-related matters as they relate to or affect our internal control systems and/or enterprise risk.

Human Capital Management Oversight. Our Board has delegated oversight of significant matters pertaining to our human capital management strategy to the CHCM Committee, primarily including succession planning; recruitment, retention and engagement of employees; labor-related matters; our executive compensation program; and the overall compensation philosophy and principles for the general employee population. As part of this oversight, each quarter the CHCM Committee reviews metrics pertaining to recruitment, retention, engagement and other human capital efforts with the Chief People Officer. In addition, the CHCM Committee discusses management succession planning with the Chief Executive Officer and the Chief People Officer at least quarterly. Our Board retains direct oversight of certain human capital

management areas, including review of significant employee-related litigation and legal matters at least quarterly with our General Counsel, and discussions of various human capital matters with the Chief Executive Officer.

Corporate Governance, Social Responsibility and Sustainability Risk Oversight. In addition to consideration as part of the enterprise risk management program, our Board has delegated oversight of corporate governance and significant social responsibility and sustainability matters (to the extent not overseen by the full Board or other committee) to the NGCR Committee. These matters may include significant issues relating to the environment; human rights; health and safety; supply chain; community and governmental relations; charitable contributions; political contributions (if any); and similar matters. As part of this oversight, the NGCR Committee reviews our sustainability disclosures and practices, including climate-related disclosures, practices, strategy and goals/targets; oversees our annual shareholder outreach program and shareholder proposals; and reviews detailed information regarding corporate governance trends and practices, which, along with shareholder feedback, informs recommendations to our Board.

What other functions are performed by the Board's Committees?

The functions of our Board's standing committees are described in applicable Board-adopted written charters available on the "Corporate Governance" section of our website located at https://investor.dollargeneral.com and are summarized below along with each committee's current membership. Each committee also periodically reviews and reassesses its charter, evaluates and makes recommendations concerning shareholder proposals that are within the committee's expertise, and performs the risk oversight roles outlined above. The Audit Committee is established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Name of Committee & Members	Committee Functions
AUDIT: Ms. Chadwick, Chairperson Mr. Bryant Mr. Calbert Ms. Sandler	• Selects the independent auditor and periodically considers the advisability of audit firm rotation • Annually evaluates the independent auditor's qualifications, performance and independence, as well as the lead audit partner, and reviews the annual report on the independent auditor's internal quality control procedures and any material issues raised by its most recent review of internal quality controls • Pre-approves audit engagement fees and terms and all permitted non-audit services and fees, and discusses the audit scope and any audit problems or difficulties • Sets policies regarding the hiring of current and former employees of the independent auditor • Discusses the annual audited and quarterly unaudited financial statements with management and the independent auditor • Reviews CEO/CFO disclosures regarding any significant deficiencies or material weaknesses in our internal control over financial reporting, and establishes procedures for receipt, retention and treatment of complaints regarding accounting or internal controls • Discusses the types of information to be disclosed in earnings press releases and provided to analysts and rating agencies • Oversees our enterprise risk management program, including reports and metrics pertaining to cybersecurity risks • Reviews internal audit activities, projects and budget • Reviews and oversees any reportable related party transactions (unless a particular transaction is within the purview of another committee) to ensure they are not inconsistent with the interests of the Company and our shareholders • Discusses with our General Counsel legal matters having an impact on financial statements • Furnishes the committee report required in our proxy statement
COMPENSATION AND HUMAN CAPITAL MANAGEMENT: Mr. McGuire, Chairperson Mr. Bryant Ms. Scarlett	• Oversees significant matters pertaining to human capital management strategy, such as management succession planning and leadership development; recruitment, retention and engagement of employees; and labor-related matters • Reviews and approves corporate goals and objectives relevant to CEO compensation • Determines executive officer compensation (with an opportunity, if they so choose, for the independent directors to ratify CEO compensation) and recommends Board compensation for Board approval • Oversees overall compensation philosophy and principles for the general employee population • Establishes short-term and long-term incentive compensation programs for senior officers, approves all equity awards, and oversees our clawback policy • Oversees share ownership guidelines and holding requirements for Board members and senior officers • Oversees the performance evaluation process for senior officers • Reviews and discusses disclosure regarding executive compensation, including Compensation Discussion and Analysis and compensation tables (in addition to preparing the report on executive compensation for our proxy statement) • Selects and determines fees and scope of work of its compensation consultant • Oversees and evaluates the independence of its compensation consultant and other advisors

Name of Committee & Members	Committee Functions
NOMINATING, GOVERNANCE AND CORPORATE RESPONSIBILITY: Ms. Sandler, Chairperson Mr. Santana Ms. Scarlett	• Develops and recommends criteria for selecting new directors • Screens and recommends individuals qualified to serve on our Board • Recommends Board committee structure and membership • Recommends persons to fill Board and committee vacancies • Develops and recommends Corporate Governance Guidelines and corporate governance practices and oversees corporate governance matters, including the annual shareholder engagement program • Oversees the process governing annual Board, committee and director evaluations • Oversees management's efforts pertaining to significant corporate social responsibility and sustainability matters, which may include issues relating to the environment, human rights, health and safety, supply chain, community and governmental relations, charitable and political contributions, and similar matters • Evaluates shareholder proposals unless within the subject matter jurisdiction or expertise of another independent Board committee • Evaluates the appropriateness of a director's continued Board and committee membership in light of any changed circumstances that could affect the director's independence, qualifications or availability • Considers requests by directors and executive officers to serve on the board of directors of a for-profit company, taking into account among other factors the overboarding policy set forth in our Corporate Governance Guidelines
TECHNOLOGY: Mr. Rowland, Chairperson Mr. McGuire Mr. Santana	• Oversees our technology strategy, including the evolution of our technology infrastructure to support our business strategy and objectives • Reviews our technology plans, budget and significant investments, including IT talent acquisition and development • Reviews our technology investment, planning and decision-making policies and processes • Reviews key relationships with our technology vendors and service providers • Receives updates on significant emerging technology trends that may affect or inform our technology strategy and investments

Does an audit committee financial expert serve on the Audit Committee?

Yes. Our Board of Directors has determined that Audit Committee members Mss. Chadwick and Sandler and Messrs. Bryant and Calbert are audit committee financial experts who are independent as defined in New York Stock Exchange ("NYSE") listing standards and in our Corporate Governance Guidelines.

How often did the Board and its committees meet in 2025?

During 2025, our Board of Directors, Audit Committee, CHCM Committee, NGCR Committee and Technology Committee met 7, 6, 10, 5 and 3 times, respectively. Each incumbent director attended at least 75% of the total of all meetings of the Board and committees on which he or she served which were held during the period for which he or she was a director and a member of each applicable committee.

What is Dollar General's policy regarding Board member attendance at the annual meeting?

Our Board of Directors has adopted a policy that all directors should attend annual shareholders' meetings unless attendance is not feasible due to unavoidable circumstances. All persons serving as Board members at the time of the 2025 annual shareholders' meeting attended the meeting.

Does Dollar General have a management succession plan?

Yes. Our CHCM Committee ensures that a formalized process governs long-term management development and succession. Our comprehensive program encompasses not only our CEO and other executive officers and notable talent, but all employees through the front-line supervisory level. The program focuses on key succession elements, including identification of potential successors for positions where internal succession is appropriate, assessment of each potential successor's level of readiness, and preparation of individual growth and development plans. Our long-term business strategy is also considered with respect to CEO succession planning. Generally, the CHCM Committee reviews the succession plan for at least one functional area quarterly and for each of the executive officers annually. In addition, we maintain, and the CHCM Committee periodically reviews, a confidential procedure for the timely and efficient transfer of the CEO's responsibilities in the event of an emergency or sudden incapacitation or departure.

Are there share ownership guidelines and holding requirements for Board members and senior officers?

Yes. Details of our share ownership guidelines and holding requirements for Board members and senior officers are included in our Corporate Governance Guidelines. See "Compensation Discussion and Analysis" and "Director Compensation" for more information on these guidelines and holding requirements. The CHCM Committee establishes the related administrative details.

Are any directors or officers involved in litigation with Dollar General?

On January 26, 2024, January 29, 2024, and February 1, 2024, respectively, the following shareholder derivative actions were filed in the United States District Court for the Middle District of Tennessee in which the plaintiff shareholders, purportedly on behalf and for the benefit of Dollar General, allege that certain of our current and former officers and directors (1) violated their fiduciary duties by misrepresenting the impact of alleged store labor, inventory pricing, and other practices on our financial results, prospects, and reputation, as well as creating a risk of adverse regulatory action; (2) wasted corporate assets; and (3) were unjustly enriched: *Nathan Silva v. Todd J. Vasos, Michael Calbert, Warren Bryant, Ana Chadwick, Patricia Fili-Krushel, Timothy McGuire, David Rowland, Debra Sandler, Ralph Santana, William Rhodes, III, Kelly M. Dilts, Jeffrey [sic] C. Owen, and John W. Garratt* (Case No. 3:24-cv-00083) ("Silva"); *Terry Dunn v. Todd J. Vasos, et. al.* (Case No. 3:24-cv-00093) ("Dunn"); *Kathryn A. Caliguiri Inh Ira Bene Of Catherine Sugarbaker v. Todd J. Vasos, et. al.* (Case No. 3:24-cv-00117) ("Caliguiri") (collectively, the "Federal Court Shareholder Derivative Litigation"). The named defendants in the Dunn and Caliguiri matters are identical to those named in the Silva complaint except that Mr. Rowland is not a named defendant in the Dunn and Caliguiri matters. The Silva complaint also alleges certain of our current and former officers and directors violated federal securities laws and aided and abetted breach of fiduciary duty and that Mr. Vasos violated his fiduciary duties by misusing material, non-public information. The Dunn and Caliguiri complaints additionally allege that certain of our officers and directors violated their fiduciary duties by recklessly or negligently disregarding workplace safety practices, and that Mr. Vasos, Mr. Garratt and Ms. Fili-Krushel violated their fiduciary duties by misusing material,

non-public information. On April 2, 2024, the court consolidated the Silva, Dunn and Caligiuri actions, and on May 2, 2024, the Silva action was voluntarily dismissed. On May 14, 2024, the court appointed lead counsel in the consolidated action. On May 22, 2024, the court entered an order staying the Dunn and Caligiuri actions pending resolution of the defendants' motion to dismiss in a separate securities litigation pending in the United States District Court for the Middle District of Tennessee (the "Shareholder Securities Litigation"). On July 21, 2025, the court extended the stay pending the court's ruling on plaintiffs' motion for leave to file a further amended complaint in the Shareholder Securities Litigation. The plaintiffs' motion for leave to file a further amended complaint in the Shareholder Securities Litigation was granted on March 24, 2026. The parties in the Federal Court Shareholder Derivative Litigation have 30 days to meet and confer as to a schedule for further proceedings or to move to extend the stay. The plaintiffs in the Federal Court Shareholder Derivative Litigation seek both non-monetary and monetary relief for the benefit of Dollar General.

On March 26, 2024, and March 28, 2024, respectively, the following shareholder derivative actions were filed in the Chancery Court for Davidson County, Tennessee: *Todd Hellrigel v. Todd J. Vasos et al.* (Case No. 24-0392-I) ("Hellrigel"); and *Steve Southwell v. Todd Vasos, et al.* (Case No. 24-0379-I) ("Southwell") (collectively, the "State Court Shareholder Derivative Litigation"). The claims and relief sought in the State Court Shareholder Derivative Litigation are substantially similar to those in the Federal Court Shareholder Derivative Litigation, and the named defendants are identical to those named in the Silva complaint. On May 20, 2024, the court entered an agreed upon order consolidating the Hellrigel and Southwell actions, appointing lead counsel, and staying the State Court Shareholder Derivative Litigation pending resolution of the defendants' motion to dismiss in the Shareholder Securities Litigation. On July 23, 2025, the court extended the stay pending the court's ruling on plaintiffs' motion for leave to file a further amended complaint in the Shareholder Securities Litigation. The plaintiffs' motion for leave to file a further amended complaint in the Shareholder Securities Litigation was granted on March 24, 2026. The parties in the State Court Shareholder Derivative Litigation have 30 days to meet and confer as to a schedule for further proceedings or to move to extend the stay. The plaintiffs in the State Court Shareholder Derivative Litigation seek both non-monetary and monetary relief for the benefit of Dollar General.

How can I communicate with the Board of Directors?

We describe our Board-approved process for security holders and other interested parties to contact the entire Board, a particular director, or the non-management directors or independent directors as a group on the "Corporate Governance" section of our website located at https://investor.dollargeneral.com.

Does Dollar General have an insider trading policy?

Yes. We have adopted an insider trading policy that governs and contains procedures regarding the purchase, sale, and/or other transactions of our securities by our directors, officers and employees. The policy also contains provisions that are applicable to the Company's trading in Dollar General's own securities. A copy of our insider trading policy is filed as Exhibit 19 to our Annual Report on Form 10-K for the fiscal year ended January 30, 2026, filed with the SEC on March 20, 2026 (our "2025 Form 10-K"). In addition, with regard to the Company's trading in Dollar General's own securities, it is our policy to comply with the federal securities laws and the applicable exchange listing requirements.

Where can I find more information about Dollar General's governance practices?

Our governance-related information is posted on the "Corporate Governance" section of our website located at https://investor.dollargeneral.com, including current copies of our Corporate Governance Guidelines, our Code of Business Conduct and Ethics, and the charters of the Audit Committee, the CHCM Committee, the NGCR Committee and the Technology Committee, as well as the name(s) of the person(s) chosen to lead the executive sessions of the non-management directors and of the independent directors. This information is available in print to any shareholder who sends a written request to: Investor Relations, Dollar General Corporation, 100 Mission Ridge, Goodlettsville, Tennessee 37072.

DIRECTOR COMPENSATION

Our director compensation program is designed to fairly pay directors for their time and efforts and to align their interests with the long-term interests of our shareholders. The CHCM Committee, assisted by its independent compensation consultant Pearl Meyer, reviews and recommends for approval by our Board of Directors the form and amount of director compensation generally every two or three years. In recommending the current compensation program, the CHCM Committee considered peer group information compiled by Pearl Meyer, recommendations of Pearl Meyer to ensure the program remains competitive, and the responsibilities and anticipated time commitments of the chairpersons of our Board and each committee. The CHCM Committee also reviewed survey data of general industry companies with revenues greater than $10 billion for a general understanding of compensation practices in the broader market context. From time to time our Board may establish ad hoc committees for various purposes. The CHCM Committee will recommend to our Board what it believes to be reasonable and customary compensation for the ad hoc committee members after receiving advice from its legal advisors and Pearl Meyer and considering available peer group information, fees paid to chairpersons of our standing committees, the anticipated level of services to be provided by the committee members, and such members' responsibilities and anticipated time commitment. For further details about our peer group and the Pearl Meyer engagement, see "Compensation Discussion and Analysis." The CHCM Committee has authority to delegate any of its responsibilities to one or more subcommittees to the extent allowed by applicable law and the NYSE but has not done so with respect to 2025 director compensation.

Our executive compensation and legal teams, led by our Chief People Officer and General Counsel, respectively, provide administrative and support services for the CHCM Committee and Pearl Meyer, such as research, data compilation, contract drafting, legal advice, and other requested assistance. Pearl Meyer also reviews its director compensation analyses and recommendations with our CEO, Chief People Officer, and General Counsel. The CHCM Committee may ask for these executives' opinions on Pearl Meyer's analyses and recommendations, but it retains final authority to recommend director compensation to our Board.

Our standard director compensation program consists of: (1) the following cash compensation (prorated when applicable) for a fiscal year, payable in quarterly installments; and (2) an annual award of restricted stock units ("RSUs") to each non-employee director and an additional annual award of RSUs to the independent Chairman of the Board, in each case issued pursuant to our 2021 Stock Incentive Plan and payable in shares of our common stock, having the estimated values listed below:

Fiscal Year	Board Retainer ($)	Board Chairman Estimated Value of Equity Retainer ($)[1]	Audit Committee Chairperson Retainer ($)	CHCM Committee Chairperson Retainer ($)	NGCR Committee Chairperson Retainer ($)	Technology Committee Chairperson Retainer ($)	Estimated Value of Equity Award ($)[2]
2025	95,000	200,000	25,000	20,000	17,500	17,500	190,000
2026[3]	105,000	200,000	30,000	25,000	20,000	20,000	195,000

(1) Awarded by the CHCM Committee around the start of our fiscal year and scheduled to vest on the first anniversary of the grant date, subject to certain accelerated vesting conditions. The Chairman of the Board generally may opt to defer receipt of shares underlying the RSUs.

(2) Awarded by the CHCM Committee to each non-employee director who is elected or re-elected at the annual shareholders' meeting and to any new non-employee director appointed after the annual shareholders' meeting but before February 1 of a given year. The RSUs are scheduled to vest on the first anniversary of the grant date subject to certain accelerated vesting conditions. Directors generally may opt to defer receipt of shares underlying the RSUs.

(3) Upon the recommendation of the CHCM Committee after considering the Company's average total compensation per director and total Board compensation versus the peer group data, as well as the Company's historical director pay increases, our Board approved increases in the Board retainer, each committee chairperson retainer, and the value of the annual equity award to non-employee directors, in each case to improve pay competitiveness.

Up to 100% of cash fees earned for Board services generally may be deferred under the Non-Employee Director Deferred Compensation Plan. Benefits are payable upon separation from service in the form, as elected by the director at the time of deferral, of a lump sum distribution and/or monthly payments for 5, 10 or 15 years. Participating directors can direct the hypothetical investment of deferred fees into funds identical to those offered in our 401(k) Plan and will be credited with the deemed investment gains and losses. The amount of the benefit will vary depending on the fees the director has deferred and the deemed investment gains and losses. Benefits upon death are payable in a lump sum to the director's named beneficiary. The unpaid benefit upon a director's disability (as defined in the Non-Employee Director Deferred Compensation Plan) will be paid in a lump sum. Participant deferrals are not contributed to a trust, and all benefits are paid from Dollar General's general assets.

Our non-employee directors are subject to share ownership guidelines, expressed as a multiple of the annual cash retainer payable for Board service (exclusive of additional amounts paid to committee chairpersons), and holding requirements. The ownership multiple is five times and should be acquired within five years of election to our Board. If the guideline is increased, incumbent non-employee directors are allowed an additional year to acquire the incremental multiple. Each non-employee director also must retain ownership of all net after-tax shares granted by Dollar General until reaching the ownership target. As of January 30, 2026, each incumbent non-employee director was in compliance with our policy or within the allotted grace period.

Fiscal 2025 Director Compensation

The following table summarizes the compensation earned by or paid to each person who served as a non-employee member of our Board of Directors during all or part of 2025. Mr. Vasos, whose executive compensation is discussed under "Executive Compensation" below, was not separately compensated for his Board service. We have omitted the columns for "Option Awards," "Non-Equity Incentive Plan Compensation" and "Change in Pension Value and Nonqualified Deferred Compensation Earnings" because they are inapplicable.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Warren F. Bryant	95,000	203,166	4,484	302,650
Michael M. Calbert	95,000	392,919	10,805	498,724
Ana M. Chadwick	145,000	203,166	4,484	352,650
Timothy I. McGuire	115,000	203,166	4,484	322,650
David P. Rowland	131,875	203,166	4,484	339,525
Debra A. Sandler	112,500	203,166	4,484	320,150
Ralph E. Santana	95,000	203,166	4,484	302,650
Kathleen M. Scarlett	120,000	203,166	5,556	328,722

(1) In addition to the Board retainer, Mss. Chadwick and Sandler and Messrs. McGuire and Rowland earned retainers (pro-rated as applicable) for service as committee chairpersons during all or part of 2025, and Mss. Chadwick and Scarlett and Mr. Rowland each earned a one-time $25,000 cash retainer, payable in two equal installments, for service on an ad hoc committee formed in 2025.

(2) Represents the grant date fair value of RSUs awarded to Mr. Calbert effective February 3, 2025 ($189,753) for his annual Chairman of the Board retainer, as well as to each director listed in the table above (including Mr. Calbert), on May 28, 2025 ($203,166) for annual awards, in each case computed in accordance with FASB ASC Topic 718. Information regarding assumptions made in the valuation of these awards is included in Note 9 of the annual consolidated financial statements in our 2025 Form 10-K. As of January 30, 2026, each of the persons listed in the table above had the following total unvested RSUs outstanding (including additional unvested RSUs credited as a result of dividend equivalents earned with respect to such RSUs): each of Messrs. Bryant, McGuire, Rowland, and Santana and Mss. Chadwick, Sandler, and Scarlett (2,109); and Mr. Calbert (4,821).

(3) Represents the dollar value of dividend equivalents paid, accumulated or credited on unvested RSUs for all persons listed in the table above. Perquisites and personal benefits, if any, totaled less than $10,000 per director listed in the table and therefore are not included in the table.

DIRECTOR INDEPENDENCE

Is Dollar General subject to the NYSE governance rules regarding director independence?

Yes. A majority of our directors, and all members of the Audit Committee, the CHCM Committee and the NGCR Committee, must meet the independence requirements outlined in the NYSE listing standards. All members of the Audit Committee also must meet the independence standards under SEC rules. The NYSE listing standards define specific relationships that disqualify directors from being independent and further require that the Board of Directors affirmatively determine that a director has no material relationship with Dollar General in order to be considered "independent." The SEC's rules and NYSE listing standards contain separate definitions of independence for members of audit committees and compensation committees, respectively. Although the NYSE listing standards do not contain independence requirements applicable to our Technology Committee, our Board requires that all members of such committee meet our Board's general independence requirements.

How does the Board of Directors determine director independence?

Our Board of Directors has adopted guidelines to help determine the independence of each director and director nominee. These guidelines include all independence elements in the NYSE listing standards and SEC rules as well as certain Board-adopted categorical independence standards. These guidelines are detailed within our Corporate Governance Guidelines posted on the "Corporate Governance" section of our website located at https://investor.dollargeneral.com.

Our Board first considers whether any director or nominee has a relationship covered by the NYSE listing standards that would prohibit an independence finding for Board or applicable committee purposes. Our Board then analyzes any relationship of the remaining eligible directors and nominees with Dollar General or our management that falls outside the parameters of our Board's separately adopted categorical independence standards to determine if that relationship is material. Our Board may determine that a person who has a relationship outside such parameters is nonetheless independent because the relationship is not considered to be material. Any director who has a material relationship with Dollar General or its management is not considered to be independent. Absent special circumstances, our Board does not consider or analyze any relationship that management has determined falls within the parameters of our Board's separately adopted categorical independence standards.

Are all of the directors and nominees independent?

Mr. Vasos is not an independent director under NYSE listing standards as a result of his employment as our Chief Executive Officer. Our Board of Directors has determined that each of our remaining nominees, Messrs. Calbert, Hicks, McGuire, Rowland and Santana and Mss. Chadwick, Sandler and Scarlett, as well as Mr. Bryant, is independent under both the NYSE listing standards and our additional independence standards. Any relationship between an independent director and Dollar General or our management fell within the Board-adopted categorical standards and, accordingly, was not reviewed or considered by our Board in making independence decisions. There is no person currently serving or who served in 2025 on the Audit Committee, the CHCM Committee, the NGCR Committee or the Technology Committee that does or did not meet, as applicable, the NYSE independence requirements for membership on those committees, as applicable; our additional standards; and, as to the Audit Committee, SEC rules.

TRANSACTIONS WITH MANAGEMENT AND OTHERS

Does the Board of Directors have a related-party transactions approval policy?

Yes. Our Board of Directors has adopted a written policy for the review, approval or ratification of "related party transactions." For this purpose, a "related party" includes our directors, director nominees, executive officers and greater than 5% shareholders, and any of their immediate family members, and a "transaction" includes one or a series of similar financial or other transactions, arrangements or relationships in which (1) Dollar General or one of our subsidiaries is a participant; (2) a related party has a direct or indirect material interest; and (3) the total amount may exceed $120,000 and is required to be disclosed pursuant to Item 404 of Regulation S-K under the Exchange Act, as determined by our Law Department.

The policy requires that a designated Board committee review in advance and oversee related party transactions for potential conflicts of interest and prohibit transactions it determines to be inconsistent with the interests of Dollar General and our shareholders. The Audit Committee is the designated committee for related party transactions except for compensatory transactions, which the CHCM Committee will oversee, and charitable donations or payments to an industry group, which the NGCR Committee will oversee. The related party may not participate in the review or approval of the related party transaction.

In determining whether a related party transaction should be approved or prohibited, the policy directs the designated committee to consider all relevant facts and circumstances, which may include among other factors whether:

- the terms of the transaction are fair to Dollar General and on the same basis as if the transaction had occurred on an arm's-length basis;

- there are any compelling business reasons for Dollar General to enter into the transaction, and the nature of alternative transactions, if any; and

- the transaction would present an improper conflict of interest for any of our Board members or executive officers.

If approved, the designated committee will review each ongoing related party transaction at least annually to determine whether it should be allowed to continue.

If a related party transaction is inadvertently entered into without the required prior approval, including without limitation if a related party's interest arises only after the commencement of an ongoing transaction, the designated committee will review the transaction as soon as is reasonably practicable and determine whether to ratify or prohibit the transaction, taking into consideration all relevant facts and circumstances, which may include among other factors those outlined above, the reason the policy was not followed and whether subsequent ratification would be detrimental to Dollar General.

In determining whether a transaction meets the definition of a related party transaction under the policy, the policy directs the Law Department to evaluate all relevant facts and circumstances, but provides that a related party's interest in the following transactions generally would not be considered material, although the transaction amounts listed are not intended to imply that transaction amounts in excess of such amounts are presumed to be material:

- transactions involving a total amount that does not exceed the greater of $1 million or 2% of an entity's annual consolidated revenues (total consolidated assets in the case of a lender) if no related party who is an individual participates in providing the services or goods to, or negotiations with, us on the other entity's behalf or receives special compensation or benefit as a result; or

- payments to a charitable organization, foundation or university if the total amount does not exceed 2% of the recipient's total annual receipts and no related party who is an individual participates in the payment decision or receives any special compensation or benefit as a result.

What related party transactions existed in 2025 or are planned for 2026?

There are no transactions that have occurred since the beginning of 2025, or any currently proposed transactions, in which Dollar General was or is to be a participant, that exceed $120,000 and in which a related party had or has a direct or indirect material interest.

EXECUTIVE COMPENSATION

This section provides details of fiscal 2025 compensation for our named executive officers: Todd J. Vasos, Chief Executive Officer; Donny H. Lau, Executive Vice President and Chief Financial Officer; Kelly M. Dilts, former Executive Vice President and Chief Financial Officer; Emily C. Taylor, Chief Operating Officer; Rhonda M. Taylor, Executive Vice President and General Counsel; Carman R. Wenkoff, Executive Vice President and Chief Information Officer; and Steven R. Deckard, former Executive Vice President, Strategy and Development.

Compensation Discussion and Analysis

Overview

Our executive compensation program is designed to serve the long-term interests of our shareholders. To deliver superior shareholder returns, we believe it is critical to offer a competitive compensation package that will attract, retain, and motivate experienced executives with the requisite expertise. Our program is designed to pay for performance by effectively balancing short-term and long-term incentives based on achievement of our annual and long-term business objectives, as well as to maintain our competitive position in the market in which we compete for executive talent.

Compensation Best Practices

We strive to align our executives' interests with those of our shareholders and to follow sound corporate governance practices.

Compensation Practice	Dollar General Policy
Pay for performance	A significant portion of 2025 compensation, including our annual Teamshare cash incentive bonus program ("Teamshare") and our performance share unit ("PSU") equity awards, is performance-based.
Robust share ownership guidelines and holding requirements	Our share ownership guidelines and holding requirements create further alignment with shareholders' long-term interests. See "Share Ownership Guidelines and Holding Requirements."
Clawback policy	Our clawback policy requires the recovery of erroneously awarded incentive compensation paid to current and former executive officers based on financial results that were subsequently restated as a result of material noncompliance with any financial reporting requirement under the U.S. federal securities laws, regardless of an executive's personal culpability.
Hedging, pledging and margin prohibitions	Our policy prohibits Board members, officers and certain other employees (as well as certain of their family members, entities and trusts) from hedging against any decrease in the market value of Dollar General equity securities awarded by our company and held by them, and from pledging as collateral or holding in a margin account any securities issued by Dollar General. See "Hedging and Pledging Policies."
No excise tax gross-ups and minimal income tax gross-ups	We do not provide tax gross-up payments to named executive officers other than on relocation-related items.
Double-trigger provisions	All equity awards granted to named executive officers as executive compensation include a "double-trigger" vesting provision upon a change in control.
No repricing or cash buyout of underwater stock options without shareholder approval	Our equity incentive plans prohibit repricing underwater stock options, reducing the exercise price of stock options or replacing awards with cash or another award type, without shareholder approval.
Annual compensation risk assessment	At least annually, the CHCM Committee assesses the risk of our compensation program.

Pay for Performance

We achieved the following performance results in relation to our short-term and long-term incentive plans:

- **Teamshare**
  We achieved 2025 adjusted EBIT of $2.487 billion, or 131.5% of the adjusted EBIT target; 2025 net sales of $42.724 billion, or 101.2% of the net sales target; and completed 2,254 Project Elevate store remodels, or 100.0% of the strategic objective target, which resulted in a 2025 Teamshare payout to each eligible named executive officer of 182.4% of his or her target Teamshare bonus percentage opportunity (see "Short-Term Cash Incentive Plan").

- **PSUs**
  We achieved 2025 adjusted EBITDA of $3.524 billion, or 118.9% of the adjusted EBITDA target related to the portion of the PSUs granted in 2025 subject to 2025 adjusted EBITDA performance, which resulted in each eligible named executive officer earning 200.0% of his or her target number of such PSUs. We achieved adjusted ROIC of 18.38%, or 85.1% of the adjusted ROIC three-year target related to the portion of PSUs granted in 2023 subject to 2023-2025 adjusted ROIC performance, which was below the level required to earn such PSUs (see "Long-Term Equity Incentive Program").

2025 Compensation Design Highlights

The CHCM Committee designed the 2025 executive compensation program primarily to enhance near-term performance and retention incentives; to create a more balanced and resilient incentive structure given continued economic uncertainty and volatility; and to be responsive to shareholder feedback. The 2025 program (1) further differentiated the metrics used in the short-term and long-term incentive programs by adding a strategic objective component to 2025 Teamshare with an assigned weighting of 10%, while retaining the net sales metric at a 20% weighting and the adjusted EBIT metric at a reduced weighting of 70%; (2) maintained the 200% cap on payouts for 2025 Teamshare and the 2025 PSUs, while returning to threshold performance levels for all metrics used in those programs; and (3) continued the performance emphasis in the long-term incentive program while strengthening retention by retaining the use of PSUs and replacing stock options with RSUs, resulting in an annual equity award mix of 50% PSUs and 50% RSUs. See "Short-Term Cash Incentive Plan" and "Long-Term Equity Incentive Program." The CHCM Committee thoroughly considered the length of performance periods and alternative metrics for use in the PSU awards in light of volatility in the internal and external environments and stability considerations, and it determined that the existing performance periods and metrics, which remain critical metrics for the business, remained appropriate for 2025.

Shareholder Advisory Vote

Our most recent shareholder advisory vote on our named executive officer compensation was held at our annual meeting on May 29, 2025, and excluding abstentions and broker non-votes, 93.5% of total votes were cast in favor of our 2024 executive compensation program. We view this outcome as highly supportive of our compensation policies and practices. In addition, we engaged with a majority of our shareholders through our established robust shareholder engagement program in the fall of 2025 (see the "Corporate Governance" section of this proxy statement), during which we discussed previously disclosed changes made to our 2025 executive compensation program, and the feedback that we received was substantially positive and supportive of our program. The CHCM Committee believes that the compensation program continues to serve the Company and our shareholders well in the current environment. Nonetheless, because market practices and our business needs and environment continue to evolve, we will continue to evaluate our program, including shareholder feedback, and make changes when warranted.

Philosophy and Objectives

We strive to attract, retain, and motivate executives with superior ability, to reward outstanding performance, and to align the long-term interests of our named executive officers with those of our shareholders. The material compensation principles applicable to the compensation of our named executive officers include:

- In determining total compensation, we consider a reasonable range of the median of total compensation of comparable positions at companies within our peer group, while accounting for distinct circumstances not reflected in the market data such as unique job descriptions as well as our particular niche in the retail sector and the impact that a particular officer may have on our ability to meet business objectives. For competitive or other reasons, our levels of total compensation or any component of compensation may exceed or be below the median range of our peer group.

- We set base salaries to reflect the responsibilities, experience, performance, and contributions of the named executive officers, while also considering market salaries for comparable positions and our desired balance between base salary and incentive compensation.

- We reward named executive officers who enhance our performance by linking cash and equity incentives to the achievement of our financial goals.

- We promote share ownership to align the interests of our named executive officers with those of our shareholders.

- In approving compensation arrangements, we may consider recent compensation history, including special or unusual compensation payments.

In addition, we utilize employment agreements with our named executive officers to promote executive continuity, aid in retention, facilitate implementation of our clawback policy, and secure valuable protections for Dollar General, such as non-compete, non-solicitation, non-interference, and confidentiality obligations, in return for granting such executives reasonable severance and other rights upon various termination scenarios. The employment agreement with Mr. Vasos entered into in 2023 had a four-year term and was not subject to automatic extensions, but it was superseded by the Transition Agreement with Mr. Vasos as discussed below under "Certain Fiscal Year 2026 Actions." The employment agreement with each of our additional currently-employed named executive officers, with the exception of Mr. Lau, has a three-year term ending in 2027 and is subject to certain automatic extensions. The employment agreement with Mr. Lau has a shorter term solely to align his employment agreement renewal date with the other non-CEO named executive officers. A change in control, by itself ("single trigger"), does not trigger any severance provision applicable to our named executive officers under the employment agreements.

Oversight and Process

Oversight

The CHCM Committee of our Board of Directors, or a subcommittee thereof if required for tax or other reasons, in each case consisting entirely of independent directors, determines and approves the compensation of our named executive officers. The CHCM Committee has the authority to delegate any of its responsibilities to one or more subcommittees as the CHCM Committee may deem appropriate to the extent allowed by applicable law and the NYSE. The independent members of our Board are provided the opportunity, if they choose, to ratify the CHCM Committee's determinations pertaining to the level of CEO compensation.

Use of Outside Advisors

The CHCM Committee has selected Pearl Meyer to serve as its compensation consultant and has determined that Pearl Meyer is independent and that its work has not raised any conflicts of interest. When requested by the CHCM Committee, a Pearl Meyer representative attends CHCM Committee meetings and participates in private sessions with the CHCM Committee, and CHCM Committee members are free to consult directly with Pearl Meyer as desired.

The CHCM Committee (or its Chairperson) determines the scope of Pearl Meyer's services and has approved a written agreement that details the terms under which Pearl Meyer will provide independent advice to the CHCM Committee. The approved scope of Pearl Meyer's work generally includes the performance of analyses and provision of independent advice and competitive market studies related to our executive and non-employee director compensation programs and related matters in support of the CHCM Committee's decisions, and more specifically includes performing preparation work associated with CHCM Committee meetings, as well as providing advice in areas such as compensation philosophy, compensation risk assessment, peer group selection and benchmarking, incentive plan design, executive compensation disclosure, emerging best practices and changes in the regulatory environment.

Management's Role

Our executive management team prepares and recommends our annual financial and real estate plans for approval by our Board of Directors and prepares a long-term financial plan. The performance targets used in our incentive compensation programs are the same as or derived from those in such financial and real estate plans and are approved by the CHCM Committee. Our CEO and our executive compensation team, led by our Chief People Officer, assist the CHCM Committee and Pearl Meyer by conducting research, compiling Company information and market data and making recommendations regarding compensation amounts and mix (including benefits and perquisites), compensation program structure alternatives, and compensation-related governance practices. Additionally, our legal team, led by our General Counsel, may provide legal advice to the CHCM Committee regarding executive compensation and related governance and legal matters and contractual arrangements from time to time. Although these recommendations may impact each of such officers' compensation to the extent they participate in our compensation plans and programs, none of such officers make recommendations to the CHCM Committee regarding their specific compensation. For the role of management in named executive officers' performance evaluations, see "Use of Performance Evaluations" below. Although the CHCM Committee values and solicits management's input, it retains and exercises sole authority to make decisions regarding named executive officer compensation.

Use of Performance Evaluations

Each member of the Board of Directors is asked to provide feedback to the Chairman of the Board regarding the CEO's overall performance. The Chairman of the Board shares such information with the CHCM Committee. The CHCM Committee, together with the Chairman of the Board, assesses the performance of the CEO, and the CEO evaluates and reports to the CHCM Committee on the performance of each of the other named executive officers, in each case versus previously established goals. The CHCM Committee has the opportunity to provide input into each named executive officer's performance evaluation, which is subjective; no objective criteria or relative weighting is assigned to any individual goal or factor.

Performance ratings serve as an eligibility threshold for annual base salary increases and may directly impact the amount of such increases. In determining annual base salary increases, the CHCM Committee starts with the percentage base salary increase that equals the overall budgeted increase for our U.S.-based employee population and approves differing merit increases to base salary based upon each named executive officer's individual performance rating, and then considers the peer group data and each named executive officer's responsibilities, individual experience and contributions, time in role, succession, relative pay position among internal peers, and retention considerations; or for other reasons the Committee believes justify a variance from the merit increase.

The CHCM Committee also reserves the right to consider individual performance and other factors for the purpose of adjusting Teamshare bonus payments upward or downward for one or more named executive officers. In addition, individual performance and other factors, such as retention and succession considerations, time in role, and company and department performance, are used as part of a subjective assessment, along with peer group market information, to determine annual equity award values.

Use of Market Data

The CHCM Committee approves, periodically reviews, and utilizes a peer group when making compensation decisions (see "Philosophy and Objectives"). The peer group data typically is considered for base salary adjustments and target equity award values and ranges, Teamshare target bonus opportunities, and total target compensation, and when considering structural changes to our executive compensation program.

Our peer group consists of companies selected according to their similarity to our operations, services, revenues, markets, availability of information, and any other information the CHCM Committee deems appropriate. Such companies are likely to have executive positions comparable in breadth, complexity and scope of responsibility to ours. The peer group that was used for 2025 named executive officer compensation decisions consisted of:

AutoZone	Best Buy	CarMax
Dollar Tree	Kroger	Lowe's
O'Reilly Auto Parts	Ross Stores	Starbucks
Sysco	Target	TJX Companies
Tractor Supply	Walgreens	

Pearl Meyer provides peer group data typically on an annual basis for the CEO to ensure that the CHCM Committee is aware of any significant movement in CEO compensation levels within the peer group, and every two to three years for each non-CEO named executive officer. In years when updated peer group data is not provided, the CHCM Committee applies a Pearl Meyer-recommended aging factor to the prior peer group data. For 2025, the CHCM Committee considered actual peer group data for CEO and COO compensation decisions, while all other peer group data was aged by 3.5% per year from the peer group data used for 2023 compensation decisions.

The CHCM Committee considered the continued suitability of the peer group in May 2025, and after taking into account all relevant factors outlined above, the CHCM Committee modified the peer group for compensation decisions beginning in 2026 to remove Walgreens and Starbucks and to add Albertsons and BJ's Wholesale.

Process for Approval of Stock Option Awards

In March 2025, the CHCM Committee approved stock option awards to certain eligible employees (which did not include named executive officers) under our historical option grant practices. Because the CHCM Committee transitioned away from the use of stock options in favor of RSUs, this award was the only stock option award made in 2025 in order to cover eligible employees who were promoted or hired prior to that transition. The CHCM Committee reviewed the eligible employees and the proposed stock option award values at a regularly scheduled quarterly meeting and later approved the awards by unanimous written consent. This approach ensured the absence of any material, non-public information at the time the stock option awards were approved, as the awards were made at the earliest possible date after the quarterly meeting that fell either more than four business days before or more than one business day after our public disclosure of any material non-public information. We do not time the disclosure of material non-public information for the purpose of affecting the value of employee compensation.

Elements of Named Executive Officer Compensation

We provide compensation in the form of base salary, short-term cash incentives, long-term equity incentives, benefits, and limited perquisites. We believe each of these elements is a necessary component of the total compensation package and is consistent with compensation programs at companies within our peer group. Decisions regarding each named executive officer's 2025 compensation are discussed below, including a description of each element of compensation and the related applicable programs, as well as applicable performance results certified with respect to performance periods that ended in 2025.

2025 Compensation Decisions Generally

In March 2025, the CHCM Committee determined the annual compensation of each named executive officer employed by the Company at that time. In addition, the CHCM Committee made subsequent compensation determinations for Mr. Lau upon his hiring, Ms. E. Taylor upon her promotion to COO, and Mr. Deckard in connection with his separation from employment.

(a) March 2025 Compensation Decisions for Mr. Vasos

The CHCM Committee considered the compensation decisions and related rationale that it previously approved for Mr. Vasos at the time of his re-appointment as CEO in October 2023, which the CHCM Committee had not since revised; the desire to fairly compensate Mr. Vasos while continuing to align pay for performance; CEO peer group data (see "Use of Market Data") and the desire to remain within a reasonable range of such data; Mr. Vasos's tenure, experience and performance; the retention risk related to Mr. Vasos given the lack of value of the stock option that had been awarded to him upon his re-appointment as CEO; and related views of investors and proxy voting advisory firms. After considering these factors, the CHCM Committee determined to increase Mr. Vasos's base salary to $1.65 million (from $1.4 million), effective April 1, 2025, and to increase his target short-term incentive bonus percentage opportunity to 200% of his base salary (from 150%), which further aligned his short-term pay with short-term performance, and to forego any 2025 annual equity award to Mr. Vasos, instead continuing to rely on his October 2023 stock option award to align his long-term pay with long-term performance. See "Short-Term Cash Incentive Plan" for a description of the bonus program. In lieu of our Board of Directors ratifying these compensation decisions, all Board members attended the CHCM Committee meeting called for consideration of Mr. Vasos's 2025 compensation and provided input on such decisions.

(b) March 2025 Compensation Decisions for Applicable Non-CEO Named Executive Officers

For Mss. Dilts, E. Taylor and R. Taylor and Messrs. Wenkoff and Deckard, the CHCM Committee considered the base salary, short-term incentive (including target total cash compensation), and long-term incentive components, as well as total target compensation, in each case in comparison to the peer group data (see "Use of Market Data"), as well as individual performance (see "Use of Performance Evaluations"). The discussion in this "March 2025 Compensation Decisions for Applicable Non-CEO Named Executive Officers" section pertains solely to such officers.

The CHCM Committee made no change to the target short-term incentive bonus percentage opportunity for any such named executive officers from the prior year's level of 75% of base salary, which the CHCM Committee concluded remained reasonably aligned with the peer group data. See "Short-Term Cash Incentive Plan" for a description of the bonus program.

Continuing its historical practice, the CHCM Committee began its determination of such named executive officers' annual equity award values by reference to a range of values derived from the peer group data. The use of such a range is designed to achieve market alignment at the individual position level while allowing for subjective performance differentiation and sufficiently incenting and retaining such officers. To address retention concerns, the CHCM Committee expanded the upper end of this range solely for 2025. The CHCM Committee determined each such named executive officer's actual target award value based on comparisons of his or her total direct compensation to the peer group data, as well as retention concerns and a subjective assessment of a variety of factors outlined above under "Use of Performance Evaluations." The approved equity award target values for such named executive officers were as follows: each of Mss. Dilts, E. Taylor and R. Taylor, and Mr. Wenkoff ($5.0 million), and Mr. Deckard ($4.5 million). See "Long-Term Equity Incentive Program" for a description of the equity awards.

In addition, the CHCM Committee determined base salary merit increases using the 3.0% overall U.S. merit budget increase for 2025 as a starting point and then adjusting to take into account each such officer's 2024 performance rating, responsibilities, individual experience and contributions, time in role, relative pay position among internal peers, and retention and succession considerations (see "Use of Performance Evaluations"), as well as the peer group data, resulting in the following base salary increases: 7.84% for Ms. Dilts; 3.16% for Ms. E. Taylor; 3.73% for Ms. R. Taylor; 9.16% for Mr. Wenkoff; and 10.71% for Mr. Deckard. All such base salary increases were effective April 1, 2025.

(c) 2025 Compensation Decisions for Mr. Lau

On August 19, 2025, our Board of Directors appointed Mr. Lau as Executive Vice President and Chief Financial Officer, effective October 20, 2025. In anticipation of Mr. Lau's appointment, the CHCM Committee considered his base salary, short-term incentive compensation, target total cash compensation, target fiscal 2025 long-term incentive compensation value, and target total direct compensation versus both the peer group data and Ms. Dilts's 2025 annualized compensation, as well as the desire to induce Mr. Lau to forfeit certain existing and potential compensation at his then-current employer and to equally divide his proposed fiscal 2025 long-term incentive compensation between time-based and performance-based equity awards. After considering these factors, the CHCM Committee approved for Mr. Lau: (i) annual base salary of $800,000; (ii) participation in Teamshare with a bonus percentage opportunity of 75% of his base salary (which is consistent with the percentage used for our other executive vice presidents), prorated for his portion of the year employed by the Company; (iii) a 2025 long-term incentive compensation target value of $5.0 million, with $2.5 million to be delivered in a special inducement RSU award vesting 50% on each of the second and third anniversaries of the grant date, $1.25 million to be delivered in RSUs vesting ratably on each of the first three anniversaries of the grant date, and $1.25 million to be delivered in PSUs earned solely if the Company achieves the 3-year adjusted ROIC performance goal for the 2025 through 2027 performance period previously established by the CHCM Committee in March 2025, in each case subject to his continued employment with us and certain accelerated vesting provisions; and (iv) a one-time cash signing bonus of $900,000, paid in a lump sum and repayable to the Company if he voluntarily leaves the Company within two years of his hire date. See "Short-Term Cash Incentive Plan" for a description of Teamshare. See "Long-Term Equity Incentive Program" for a description of the PSUs earned based upon 3-year adjusted ROIC performance.

(d) 2025 COO Promotion Compensation Decisions for Ms. E. Taylor

On November 12, 2025, our Board of Directors promoted Ms. E. Taylor to Chief Operating Officer, effective November 16, 2025. In connection with her promotion, after considering the peer group data, the average compensation of all of our executive vice president roles, Mr. Lau's current compensation upon his recent hire, and the compensation of our last COO in 2022, the CHCM Committee approved the following promotion compensation for Ms. E Taylor: (i) base salary increase from $850,000 to $950,000; (ii) increase in her target

Teamshare bonus opportunity from 75% to 100% of her base salary for the portion of the year serving in the COO role; and (iii) an equity award with an aggregate value of $208,791 consisting of RSUs vesting ratably over three years on the first three anniversaries of the grant date and subject to her continued employment with us and certain accelerated vesting provisions.

(e) 2025 Compensation Decisions Related to Certain Named Executive Officer Departures

Our employment of (1) Ms. Dilts terminated upon her resignation effective August 28, 2025, and (2) Mr. Deckard terminated upon the elimination of his position effective November 12, 2025. Payments and other benefits to each of them in connection with these employment separations were determined in accordance with the terms and conditions of applicable plans and agreements as discussed under "Potential Payments Upon Termination or Change in Control" below. In connection with Mr. Deckard's employment separation, the CHCM Committee approved an amendment to Mr. Deckard's employment agreement in November 2025 to provide that, contingent upon the execution and effectiveness of the form of release attached to his employment agreement and in addition to the severance payments provided under his employment agreement, Mr. Deckard would receive a lump-sum payment in an amount of $2,000,000, less applicable withholdings, in exchange for extending the "Restricted Period" pertaining to the business protection provisions under his employment agreement from two years to 30 months following his termination date. See "Potential Payments Upon Termination or Change in Control."

Base Salary

Base salary promotes our recruiting and retention objectives by reflecting the salaries for comparable positions in the competitive marketplace, recognizing performance, and providing a stable and predictable income source for our executives. Our employment agreements set forth minimum base salary levels, which the CHCM Committee retains sole discretion to increase from time to time.

Short-Term Cash Incentive Plan

Our short-term cash incentive plan, called Teamshare, provides an opportunity to receive a cash bonus payment equal to a certain percentage of base salary based upon Dollar General's level of achievement of one or more pre-established performance targets. Accordingly, Teamshare fulfills an important part of our pay for performance philosophy while aligning the interests of our named executive officers and our shareholders.

(a) 2025 Teamshare Structure

The CHCM Committee selected three performance measures for 2025 Teamshare: (1) adjusted EBIT weighted at 70%; (2) net sales weighted at 20%; and (3) a strategic objective weighted at 10% tied to our Project Elevate store remodeling program launched in 2025. Adjusted EBIT, as a comprehensive measure of corporate performance that aligns with our shareholders' interests and ensures that management is focused on leveraging and reinforcing our position as a low-cost operator, has been used in Teamshare since 2013, and net sales, in light of the importance of revenue growth in our valuation, was incorporated into Teamshare beginning in 2024. After taking into account shareholder feedback and peer group data, the CHCM Committee added the strategic objective component to 2025 Teamshare to create a more balanced and resilient incentive structure given continued economic uncertainty and volatility, and to further differentiate the metrics used in the short-term and long-term incentive programs.

For purposes of 2025 Teamshare, adjusted EBIT is defined as our operating profit calculated in accordance with U.S. generally accepted accounting principles, but excluding the impact of any (1) costs, fees and expenses directly related to the consideration, negotiation, preparation, or consummation of any transaction that results in a change in control (within the meaning of the Dollar General Corporation 2021 Stock Incentive Plan) or to any securities offering; (2) disaster-related charges; (3) LIFO provision or LIFO benefit, provided the impact exclusion shall be limited to 3% of fiscal year-end consolidated inventory balance; and (4) unless the CHCM Committee disallows any such item, (A) unusual unplanned item or event which individually exceeds $30 million; (B) unbudgeted loss which individually exceeds $1 million as a result of the resolution of a legal matter; (C) unplanned loss or gain which individually exceeds $1 million related to the implementation of accounting or tax legislative changes or changes in federal, state or local wage or benefit mandates; and (D) unplanned loss or gain of a non-recurring nature which individually exceeds $1 million, provided that the combined amount of (4)(B), (C) and (D) equals or exceeds loss(es) or gain(s) of $10 million.

For purposes of 2025 Teamshare, net sales is defined as our net sales calculated in accordance with U.S. generally accepted accounting principles.

For Teamshare, the CHCM Committee selects and sets targets for performance measures, then establishes threshold and maximum levels of performance in relation to those targets.

The CHCM Committee set the 2025 adjusted EBIT performance goal at $1.891 billion, and the 2025 net sales performance goal at $42.229 billion, each of which corresponded to the respective target amount in our Board-approved 2025 annual financial plan.

For 2025, the CHCM Committee established threshold (below which no bonus may be earned) and maximum (above which no further bonus may be earned) performance levels for the adjusted EBIT and net sales performance measures. The threshold and maximum performance levels were 90% and 110% of the adjusted EBIT target level, respectively, with corresponding payout percentages at the threshold and maximum of 50% and 200%, respectively. The CHCM Committee believed these performance and payout slopes, which returned to the historical practice of a performance threshold of 90% instead of 100%, were consistent with peer group practices, appropriately aligned pay and performance, and made Teamshare more resilient to changing circumstances. The threshold and maximum performance levels were 98.4% and 101.9% of the net sales target level, respectively, with corresponding payout percentages at the threshold and maximum of 50% and 200%, respectively, which the CHCM Committee believed were consistent with historical practice and peer group practices and appropriately aligned pay and performance. Consistent with the historical structure of Teamshare, payouts for adjusted EBIT and net sales financial performance are based on actual performance results and are interpolated on a straight-line basis between the threshold and target levels and between the target and maximum levels.

The CHCM Committee set the 2025 strategic objective performance target at 2,250 Project Elevate store remodel completions, which corresponds to the 2025 real estate plan approved by our Board, and the threshold performance level at 90% of this target. If the Company completed the target number of Project Elevate remodels, performance between target and maximum was based on the level of net sales lift achieved on the Project Elevate store remodels, which ranged from greater than 3.0% and up to 5.0%. The corresponding payout percentages at the threshold and maximum performance levels were calculated at 50% and 200%, respectively, which were consistent with the performance and payout slopes of adjusted EBIT and net sales and appropriately aligned pay and performance. Consistent with the historical structure of Teamshare, payouts for the strategic objective performance are interpolated on a straight-line basis between the threshold and target levels, and between the target and maximum levels.

The net sales lift associated with Project Elevate is defined as (1) the change in Net Weekly Retail Sales for stores remodeled under Project Elevate for fiscal year 2025 from immediately prior to the start of remodel to post completion of remodel, as compared to (2) the change in Control Stores Net Weekly Retail Sales for the same period, except that stores will be excluded from measurement completely if they fall outside of 95% significance from the mean, and stores will be partially excluded from an appropriate period of time for disruptions lasting more than two operating days due to unforeseen events including, but not limited to, hurricane, snow, or major flooding; Net Weekly Retail Sales is defined as net weekly retail sales for the applicable stores calculated in accordance with U.S. generally accepted accounting principles; Control Stores is defined as a similar group of benchmark stores not being impacted by Project Elevate; and Control Store Net Weekly Retail Sales is defined as net weekly retail sales for the applicable Control Stores calculated in accordance with U.S. generally accepted accounting principles.

The Teamshare bonus payable to each named executive officer employed with us on the payment date upon achieving the target level of performance is equal to the officer's applicable percentage of base salary (prorated for the portion of the year employed in a position or positions, as applicable), unless the CHCM Committee elects to consider performance or other factors as allowed under the program as described above under "Use of Performance Evaluations."

(b) 2025 Teamshare Results

The CHCM Committee certified the adjusted EBIT performance result at $2.487 billion (131.5% of the adjusted EBIT target), the net sales performance result at $42.724 billion (101.2% of the net sales target) and the strategic objective result at 2,254 Project Elevate remodel completions (100.0% of the strategic objective target, with a net sales lift, calculated on a non-annualized basis, below the 3.0% minimum required to achieve any additional payment), which resulted in a 2025 Teamshare payout to each currently-employed named executive officer of 182.4% of his or her target Teamshare bonus percentage opportunity.

Long-Term Equity Incentive Program

Long-term equity incentives are an important part of our pay for performance philosophy and are designed to motivate named executive officers to focus on long-term success for shareholders while rewarding them for a long-term commitment to us.

(a) 2025 Annual Equity Award Structure

Annual equity awards to our non-CEO named executive officers in 2025 were made under our shareholder-approved Dollar General Corporation 2021 Stock Incentive Plan. After consideration of retention factors, peer group market data, shareholder feedback, and proxy advisory firm policies, the CHCM Committee determined to deliver these annual equity awards to all such named executive officers 50% in RSUs and 50% in PSUs.

The RSUs vest $33\frac{1}{3}$% annually on April 1 of each of the first three fiscal years following the fiscal year in which the grant is made, subject to continued employment with us and certain accelerated vesting provisions. All vested RSUs will be settled in shares of our common stock on a one-for-one basis.

The PSUs can be earned if specified financial performance goals are achieved during the applicable performance periods and if certain additional vesting requirements are met as discussed more specifically below. For PSUs, the CHCM Committee selects and sets targets for financial performance measures, then establishes threshold and maximum levels of performance in relation to those targets. The number of PSUs earned, if any, depends on the level of financial performance achieved versus such targets. The CHCM Committee selected adjusted EBITDA and adjusted ROIC as the financial performance measures for the 2025 PSUs. Half of the award is subject to adjusted EBITDA performance and half of the award is subject to adjusted ROIC performance (however, because Mr. Lau joined the Company at the end of our 2025 fiscal year 3rd quarter, his entire PSU award is subject to the 3-year adjusted ROIC performance). The CHCM Committee believes that these financial measures and the mix between them ensure that management is focused on longer-term investments in our business, as the combination of the two financial targets incentivizes management to invest in profitable initiatives with sound returns, thus aligning our strategic initiatives with financial results.

For the 2025 PSU awards, a one-year performance period corresponding to our 2025 fiscal year was established for the PSUs which are subject to the adjusted EBITDA performance measure. The adjusted EBITDA performance goal of approximately $2.964 billion was the target amount set forth in our Board-approved 2025 annual financial plan. To focus on multi-year performance as a counterbalance to short-term incentives, 50% of the PSUs are subject to a three-year adjusted ROIC performance measure. The adjusted ROIC performance period begins the first day of our 2025 fiscal year and extends through the last day of our 2027 fiscal year. The adjusted ROIC performance goal is the average of the adjusted ROIC goals for each fiscal year within the performance period as set forth in our three-year financial plan as it existed at the time the PSUs were awarded.

For 2025, the threshold (below which no PSUs may be earned) and maximum (above which no further PSUs may be earned) performance levels for the adjusted EBITDA performance measure were 90% and 110% of the target level, respectively, and the corresponding payout percentages at the threshold and maximum performance level were calculated at 50% and 200%, respectively. The CHCM Committee believed these performance and payout slopes, which returned to the historical practice of a performance threshold of 90% instead of 100%, were consistent with the peer group practices, appropriately aligned pay and performance, and made the long-term incentive program more resilient to changing circumstances. Consistent with the prior year's practice, the threshold and maximum performance levels are 94.4% and 102.8% of the adjusted ROIC target level, respectively, with

corresponding payout percentages at the threshold and maximum of 50% and 200%, respectively, which the CHCM Committee believes is consistent with peer group practices and appropriately aligns pay and performance. Payouts for financial performance are based on actual performance results.

Adjusted EBITDA is calculated as income (loss) from continuing operations before cumulative effect of change in accounting principles plus interest and other financing costs, net, provision for income taxes, and depreciation and amortization, but excluding the impact of all items excluded from 2025 Teamshare adjusted EBIT calculation outlined under "2025 Teamshare Structure" above.

Adjusted ROIC for the three-year performance period is calculated as (1) the result of (A) the sum of (i) our operating income, plus (ii) depreciation and amortization, plus (iii) single lease cost, minus (B) taxes, divided by (2) the result of (A) the sum of the averages of the five most recently completed fiscal quarters of: (i) total assets, plus (ii) accumulated depreciation and amortization, minus (B) the difference of the averages of the five most recently completed fiscal quarters of: (i) cash, minus (ii) goodwill, minus (iii) accounts payable, minus (iv) other payables, minus (v) accrued liabilities, but excluding the impact of all items excluded from the 2025 Teamshare adjusted EBIT calculation outlined under "2025 Teamshare Structure" above.

The following tables show the amount (as a percent of target) of PSUs that could be earned at each of the threshold, target, and maximum performance levels for each applicable performance period, as well as the 2025 adjusted EBITDA performance result and the resulting number of PSUs earned by each eligible named executive officer as a result of such performance.

Level*	Adjusted EBITDA (2025)		
	Result v. Target (%)	Actual Result ($) (in billions)	PSUs Earned (% of Target)
Below Threshold	<90	<2.668	0
Threshold	90	2.668	50
Target	100	2.964	100
Maximum	110	3.261	200
2025 Results	**118.9**	**3.524**	**200**

* PSUs earned for performance between threshold, target and maximum levels are interpolated on a straight-line basis.

Name	2025 PSUs Earned (Adjusted EBITDA)
Ms. E. Taylor	34,028
Ms. R. Taylor	34,028
Mr. Wenkoff	34,028

* Mr. Vasos did not receive a 2025 annual PSU award. As discussed above, Mr. Lau's 2025 annual PSU award does not include the Adjusted EBITDA performance measure. Ms. Dilts and Mr. Deckard forfeited the 2025 PSUs as a result of their employment separations from Dollar General.

Level*	Adjusted ROIC (2025-2027)		
	Result v. Target (%)	Actual Result (%)	PSUs Earned (% of Target)
Below Threshold	<94.4	<17.01	0
Threshold	94.4	17.01	50
Target	100.0	18.01	100
Maximum	102.8	18.51	200

*   PSUs earned for performance between threshold, target, and maximum levels are interpolated on a straight-line basis.

The PSUs earned by each eligible named executive officer for fiscal 2025 adjusted EBITDA performance will vest in equal one-third installments on April 1, 2026, April 1, 2027 and April 1, 2028, subject to such officer's continued employment with us and certain accelerated vesting provisions. Subject to certain pro-rata vesting conditions, the PSUs earned, if any, for adjusted ROIC performance during the three-year performance period will vest on April 1, 2028, subject to the applicable officer's continued employment with us and certain accelerated vesting provisions. All vested PSUs will be settled in shares of our common stock on a one-for-one basis.

(b) 2023 PSU Awards—Completed 2023-2025 Performance Period

Certain of the PSUs awarded in 2023 to each non-CEO named executive officer were subject to an adjusted ROIC performance measure for a three-year performance period beginning on the first day of our 2023 fiscal year and extending through the last day of our 2025 fiscal year, based on the average adjusted ROIC for each fiscal year within the three-year period. The average adjusted ROIC was derived from our three-year financial plan in place at the time of the award and is calculated in the same manner as adjusted ROIC for the 2025-2027 performance period.

The following table shows the amount (as a percent of target) of such PSUs that could be earned at each of the applicable threshold, target and maximum performance levels, as well as the actual performance result, which was below the threshold required to earn any of the PSUs subject to the adjusted ROIC performance measure.

Level*	Adjusted ROIC (2023-2025)		
	Result v. Target (%)	Actual Result (%)	PSUs Earned (% of Target)
Below Threshold	<95.4	<20.59	0
Threshold	95.4	20.59	50
Target	100.0	21.59	100
Maximum	104.6	22.59	300
2023-2025 Results	**85.1**	**18.38**	**0**

*   PSUs earned for performance between threshold, target, and maximum levels are interpolated on a straight-line basis.

(c) Share Ownership Guidelines and Holding Requirements

Our senior officers, including our named executive officers, are subject to share ownership guidelines and holding requirements. The share ownership guideline is a multiple of annual base salary as in effect from time to time and is to be achieved within a five-year time period.

Officer Level	Multiple of Base Salary
CEO	6X
COO	4X
EVP	3X
SVP	2X

Each senior officer is required to retain ownership of 50% of all net after-tax shares issuable upon vesting or exercise of compensatory awards until the target ownership level is achieved. As of January 30, 2026, each of our currently-employed named executive officers was in compliance with our share ownership and holding requirement policy.

(d) Hedging and Pledging Policies

Our policy prohibits Board members, officers, and all other individuals subject to the trading preclearance requirements outlined in our Insider Trading Policy, as well as their Controlled Persons, from (1) pledging Dollar General securities as collateral; (2) holding Dollar General securities in a margin account; and (3) purchasing financial instruments or otherwise engaging in transactions that hedge or offset, or are designed to hedge or offset, against any decrease in the market value of Dollar General securities granted to them as part of their compensation or held by them, such as entering into or trading prepaid variable forward contracts, equity swaps, collars, puts, calls, options, exchange funds (also known as swap funds) or other derivative instruments related to Dollar General equity securities. All other employees and contingent workers, as well as their Controlled Persons, are strongly discouraged from entering into these types of transactions. Controlled Persons include the officer's, Board member's or employee's respective spouses; immediate family members sharing their home or that are financially dependent on them; any person living in their home; and any person, entity or trust whose transactions in Dollar General securities they direct, influence or control.

Benefits and Perquisites

Our named executive officers participate in certain benefits on the same terms that are offered to all of our salaried employees. We also provide them with limited additional benefits and perquisites for retention, recruiting and/or safety and security purposes, to replace benefit opportunities lost due to regulatory limits, and to enhance their ability to focus on our business. We do not provide tax gross-up payments for named executive officers on any benefits and perquisites other than relocation-related items. The primary additional benefits and perquisites include the following:

- We provide a compensation deferral plan (the "CDP") and, for named executive officers hired or promoted prior to May 28, 2008, a defined contribution Supplemental Executive Retirement Plan (the "SERP," and together with the CDP, the "CDP/SERP Plan") as discussed in more detail under "Nonqualified Deferred Compensation Fiscal 2025."

- We pay the premiums for a life insurance benefit equal to 2.5 times base salary up to a maximum of $4 million.

- We provide a salary continuation program that provides income replacement for up to 26 weeks at 100% of base salary for the first three weeks and 70% of base salary thereafter. We also pay the premiums under a group long-term disability plan that provides 60% of base salary up to a maximum monthly benefit of $20,000.

- We provide a relocation assistance program under a policy applicable to officer-level employees.

- We offer personal financial and estate planning and tax preparation services through a third party.

In addition, in order to ensure that Mr. Vasos, who returned to Dollar General in 2023 from retirement, can maximize his time at our offices, we will reimburse Mr. Vasos up to $500,000 per calendar year for personal air travel to and from his residences and for personal visits with his immediate family members in locations within the continental United States. Furthermore, in light of the benefit that it provides to the Company in the form of time efficiencies and security for Mr. Vasos, the CHCM Committee also has authorized Mr. Vasos's use of our corporate aircraft to travel to and from his outside board meetings, provided that such use is secondary to any use of the aircraft for Dollar General business, which has priority, and the CHCM Committee has reserved the right to revoke this permission at any time.

As a result of a reassessment of the Company's security protocols for the named executive officers after certain acts of terrorism and violence against executives at other companies and in order to improve the safety of the named executive officers, and in turn, the stability of the Company's executive team, the CHCM Committee pre-approved: (i) beginning in 2025, additional security for the CEO upon the identification of or potential for an

increased security threat up to a maximum of $200,000 during each fiscal year, with such increased security to be subsequently reported to the CHCM Committee at its next regularly scheduled meeting following the implementation of any such increased security; and (ii) the incurrence of a one-time expense to conduct a security vulnerability assessment on the primary residence of each non-CEO named executive officer, which was conducted in 2025 for each such officer other than Mr. Deckard. Further, the CHCM Committee pre-approved certain expenses related to home surveillance provided to Messrs. Vasos, Lau and Wenkoff and Mss. E. Taylor and R. Taylor while the named executive officers were displaced from their primary residences during Winter Storm Fern.

Certain Fiscal Year 2026 Actions

As previously disclosed, on March 20, 2026, our Board of Directors approved the appointment of Jerry W. "JJ" Fleeman, Jr. to succeed Mr. Vasos as CEO, expected to be effective January 1, 2027 (the "Transition Date"). From the Transition Date through April 2, 2027 (the "Separation Date"), Mr. Vasos will serve as Senior Advisor reporting to the Chairman of the Board. In connection with the transition, we entered into a Transition Agreement with Mr. Vasos that supersedes his prior employment agreement with us and modifies certain vesting and exercisability conditions of the 2023 Rehire Options (as defined under "Potential Payments Upon Termination or Change in Control"). In addition, to further incent performance during the transition, Mr. Vasos is participating in the 2026 annual equity awards program applicable to other executive officers (substantially similar to the 2025 annual equity awards program discussed under "Long-Term Equity Incentive Program") and was granted RSUs and PSUs on March 26, 2026, with a nominal value of approximately $12 million that are subject to time-vesting and, in part with respect to the PSUs, performance-vesting criteria. The Transition Agreement will become void if a new CEO does not begin employment with us by January 2, 2027 (in which case our prior employment agreement with Mr. Vasos and the 2023 Rehire Options will again be in effect on their prior terms), absent any further agreement between the Company and Mr. Vasos.

While serving as CEO and then as Senior Advisor, Mr. Vasos will: continue to receive his current base salary; remain eligible for a 2026 Teamshare bonus payment at the same target percentage of base salary as 2025 and subject to satisfaction of performance criteria and other Teamshare terms established by the CHCM Committee; remain eligible for his personal travel reimbursement benefit through the end of calendar year 2026 consistent with the arrangement that had been set forth in his prior employment agreement; and maintain health and welfare benefits. If Mr. Vasos's employment with us terminates either on the Separation Date (other than by the Company with cause) or an earlier date due to a termination without cause, subject to execution and non-revocation of a general release of claims and compliance with restrictive covenants, Mr. Vasos will receive any earned but unpaid 2026 Teamshare bonus payment. Further, upon a termination without cause before the Transition Date, consistent with his prior employment agreement, Mr. Vasos also will receive salary continuation for 24 months, a lump sum payment equal to two times his target 2026 Teamshare bonus, and a lump sum payment equal to two times the annual contribution that we would have made in respect of 2026 for his participation in our health benefits programs.

Consistent in principle with the successor CEO appointment termination terms described under "Potential Payments Upon Termination or Change in Control," the 2023 Rehire Options will become 100% vested and exercisable on the earliest of: (a) October 12, 2027; (b) if we terminate Mr. Vasos's employment other than for cause prior to October 12, 2027, or if his employment terminates on the Separation Date other than for cause, the first anniversary of the earlier of the Transition Date or the date of his termination without cause; (c) if Mr. Vasos's employment terminates due to death or a disability termination, the date of his death or disability termination; and (d) if Mr. Vasos's employment terminates due to a qualifying termination in connection with a change in control, the date of the qualifying termination. Once vested and to the extent remaining outstanding, the 2023 Rehire Options will remain exercisable until: (x) five years following his termination by us without cause after the Transition Date (other than due to a disability termination or due to a qualifying termination in connection with a change in control) or, if Mr. Vasos remains employed until the Separation Date, five years following the termination of his employment on the Separation Date; (y) one year following termination due to death or a disability termination; or (z) three years following a qualifying termination in connection with a change in control; but in no event later than October 17, 2033. If Mr. Vasos resigns prior to the Separation Date or is terminated for cause, the 2023 Rehire Options will be forfeited and cancelled in full for no consideration. Mr. Vasos must hold any shares he acquires upon exercise of any portion of the 2023 Rehire Options until at least October 12, 2027 (except shares withheld to pay any exercise price or to satisfy tax withholding obligations or shares acquired after his death, disability termination or qualifying termination in connection with a change in control).

Considerations Associated with Regulatory Requirements

The CHCM Committee views the tax deductibility of executive compensation as one of many factors to be considered in the context of its overall compensation philosophy and therefore reserves the right to approve compensation that may not be deductible in situations it deems appropriate.

Compensation Committee Report

The CHCM Committee of our Board of Directors reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and, based on such review and discussions, the CHCM Committee recommended to the Board that the Compensation Discussion and Analysis be included in this document.

This report has been furnished by the members of the CHCM Committee:

- Timothy I. McGuire, Chairperson

- Warren F. Bryant

- Kathleen M. Scarlett

The above Compensation Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Dollar General filing under the Securities Act of 1933 or the Exchange Act, except to the extent Dollar General specifically incorporates this report by reference therein.

Summary Compensation Table

The following table summarizes compensation paid to or earned by our named executive officers in each of the 2025, 2024 and 2023 fiscal years. We have omitted from this table the column for "Change in Pension Value and Nonqualified Deferred Compensation Earnings" because it is inapplicable.

Name and Principal Position[1]	Year	Salary ($)[2]	Bonus ($)[3]	Stock Awards ($)[4]	Option Awards ($)[5]	Non-Equity Incentive Plan Compensation ($)[6]	All Other Compensation ($)[7]	Total ($)
Todd J. Vasos, Chief Executive Officer	2025	1,608,395	—	—	—	6,020,167	534,635	8,163,197
	2024	1,400,054	—	—	—	214,849	537,454	2,152,357
	2023	652,461	—	—	7,952,550	—	375,106	8,980,117
Donny H. Lau, Executive Vice President & Chief Financial Officer	2025	230,777	900,000	6,107,125	—	309,729	18,709	7,566,340
Kelly M. Dilts, Former Executive Vice President & Chief Financial Officer	2025	465,450	—	5,619,899	—	—	40,524	6,125,873
	2024	762,529	—	965,509	992,754	58,700	62,189	2,841,681
	2023	727,261	—	275,980	898,569	—	63,390	1,965,200
Emily C. Taylor, Chief Operating Officer	2025	866,533	—	5,874,901	—	1,282,017	118,368	8,141,819
	2024	820,029	—	1,103,527	1,134,570	63,227	104,437	3,225,790
	2023	769,537	—	919,726	867,222	—	139,007	2,695,492
Rhonda M. Taylor, Executive Vice President & General Counsel	2025	769,991	—	5,619,899	—	1,059,828	155,877	7,605,595
	2024	743,154	—	1,103,527	1,134,570	57,299	107,737	3,146,287
	2023	712,704	—	919,726	867,222	—	134,203	2,633,855
Carman R. Wenkoff, Executive Vice President & Chief Information Officer	2025	764,195	—	5,619,899	—	1,060,370	73,794	7,518,258
	2024	707,702	—	965,509	992,754	54,479	60,526	2,780,970
	2023	692,588	—	781,736	737,157	—	62,749	2,274,230
Steven R. Deckard, Former Executive Vice President, Strategy & Development	2025	601,065	—	5,058,025	—	—	2,030,269	7,689,359
	2024	695,860	—	965,509	992,754	53,712	112,300	2,820,135

(1) Mr. Vasos resumed his position as Chief Executive Officer in October 2023 after serving as Chief Executive Officer from June 2015 until November 2022 and then as Senior Advisor until his retirement in April 2023. Mr. Lau joined Dollar General in October 2025. Ms. Dilts's employment with us terminated in August 2025. Ms. E. Taylor served as Executive Vice President & Chief Merchandising Officer from September 2020 until her promotion to Chief Operating Officer in November 2025. Mr. Deckard was not a named executive officer for 2023, served as Executive Vice President, Store Operations & Development in 2024 and served as Executive Vice President, Strategy & Development, from February 2025 until his employment with us terminated in November 2025.

(2) Each named executive officer other than Ms. E. Taylor deferred under the CDP a portion of salary earned in each of the fiscal years for which salaries are reported above for such officer, except that Mr. Deckard did not defer any portion of 2025 salary. Each named executive officer contributed to our 401(k) Plan a portion of salary earned in each of the fiscal years for which salaries are reported above for such officer. The amounts of the fiscal 2025 salary deferrals under the CDP are included in the applicable Nonqualified Deferred Compensation Table.

(3) Represents a signing bonus received by Mr. Lau in connection with the commencement of his employment in 2025. The signing bonus is repayable in full if Mr. Lau voluntarily leaves the Company's employ before the second anniversary of his hire date.

(4) The amounts reported represent the aggregate grant date fair value of PSUs and RSUs awarded, as applicable, in each fiscal year for which compensation is required to be reported in the table for each named executive officer, in each case computed in accordance with FASB ASC Topic 718. The PSUs are subject to performance conditions, and the reported value at the grant date is based upon the probable outcome of such conditions on such date. The values of the PSUs at the grant date assuming that the highest level of performance conditions will be achieved are as follows for each fiscal year required to be reported for each applicable named executive officer:

Fiscal Year	Mr. Vasos ($)	Mr. Lau ($)	Ms. Dilts ($)	Ms. E. Taylor ($)	Ms. R. Taylor ($)	Mr. Wenkoff ($)	Mr. Deckard ($)
2025	—	3,053,562	5,619,899	5,619,899	5,619,899	5,619,899	5,058,025
2024	—	—	1,931,018	2,207,054	2,207,054	1,931,018	1,931,018
2023	—	—	413,971	2,759,179	2,759,179	2,345,209	—

Information regarding the assumptions made in the valuation of these awards is set forth in Note 9 of the annual consolidated financial statements in our 2025 Form 10-K.

(5) The amounts reported represent the aggregate grant date fair value of stock options awarded in each fiscal year for which compensation is required to be reported in the table for each named executive officer, in each case computed in accordance with FASB ASC Topic 718. Information regarding assumptions made in the valuation of these awards is set forth in Note 9 of the annual consolidated financial statements in our 2025 Form 10-K.

(6) Represents amounts, if any, earned pursuant to our Teamshare bonus program for each fiscal year for which compensation is required to be reported in the table for each named executive officer. See the discussion of the "Short-Term Cash Incentive Plan" in "Compensation Discussion and Analysis" above. Mr. Wenkoff deferred under the CDP 10% of his fiscal 2025 Teamshare bonus payment and 15% of his 2024 Teamshare bonus payment reported above.

(7) Includes the following amounts for each named executive officer for fiscal 2025:

Name	Company Match Contributions – 401(k) ($)	Company Match Contributions – CDP ($)	Company Contributions – SERP ($)	Premiums for Life Insurance Program ($)	Payments/ Accruals in Connection with Termination ($)[a]	Aggregate Incremental Cost of Providing Perquisites/Personal Benefits ($)[b]
Mr. Vasos	18,229	61,878	—	4,224	—	450,304
Mr. Lau	3,167	—	—	444	—	15,098
Ms. Dilts	14,472	8,960	—	1,225	—	15,867
Ms. E. Taylor	18,025	—	68,944	2,287	—	29,112
Ms. R. Taylor	17,610	20,884	98,996	2,034	—	16,353
Mr. Wenkoff	17,892	20,439	—	2,019	—	33,444
Mr. Deckard	12,292	—	—	1,570	2,000,000	16,407

(a) Represents amounts paid or accrued for fiscal 2025 in connection with such officer's employment termination. See also "Potential Payments Upon Termination or Change in Control."

(b) None of the named executive officers received any perquisite or personal benefit for which the aggregate incremental cost individually equaled or exceeded the greater of $25,000 or 10% of total perquisites except for Mr. Vasos, for whom the aggregate incremental cost of personal travel totaled $426,961, which was calculated by adding invoiced expenses reimbursed to Mr. Vasos for private chartered airplanes and ground transportation ($355,176), plus the costs incurred for the use of our corporate airplane (including any "deadhead" legs) that we would not have incurred but for his personal usage ($71,785), including fuel costs, variable maintenance costs, crew expenses, landing, parking and other associated fees, supplies, and meal and catering costs. The aggregate incremental cost of providing other perquisites and personal benefits to each listed officer related to: financial and estate planning services (other than Ms. R. Taylor); residential security assessments and/or services (other than Mr. Deckard); one or more directed charitable donations (solely for Mr. Lau and Ms. R Taylor); miscellaneous gifts and entertainment costs (other than Ms. Dilts); premiums paid under our group long-term disability program and our accidental death and dismemberment policy, and an administrative fee for coverage under our short-term disability program. We also offer each named executive officer certain perquisites and personal benefits at no aggregate incremental cost to Dollar General, including access, at his or her option, to participation in a group umbrella liability insurance program through a third party insurer at a group rate paid by the executive and coverage under our business travel accident insurance for which Dollar General pays a flat fee for the eligible employee population. Ms. R. Taylor is also provided an individual disability insurance policy to supplement the Company-paid group long-term disability plan, at a premium paid by her and for which Dollar General incurs no incremental cost.

Grants of Plan-Based Awards in Fiscal 2025

The table below shows under "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" the threshold, target and maximum amounts which each named executive officer could have earned under our 2025 Teamshare program based upon the level of achievement of the applicable performance measures. Actual amounts earned under our 2025 Teamshare program are shown in the Summary Compensation Table and represent payment between the target and maximum levels. See "2025 Compensation Decisions Generally" and "Short-Term Cash Incentive Plan" in "Compensation Discussion and Analysis" for further discussion of our 2025 Teamshare program.

The table below also shows information regarding equity awards made to our named executive officers for 2025, all of which were granted pursuant to our 2021 Stock Incentive Plan. Mr. Vasos did not receive an equity award for 2025. The awards listed under "Estimated Future Payouts Under Equity Incentive Plan Awards" include the threshold, target and maximum number of PSUs which could be earned by each applicable named executive officer based upon the level of achievement of the applicable performance measures. The awards listed under "All Other Stock Awards" represent RSUs payable in shares of common stock on a one-for-one basis that vest over time. See "2025 Compensation Decisions Generally" and "Long-Term Equity Incentive Program" in "Compensation Discussion and Analysis" for further discussion of these awards. All equity awards included in the table, to the extent they have not vested, are subject to certain accelerated vesting provisions as described in "Potential Payments Upon Termination or Change in Control." We have omitted the columns for "All Other Option Awards" and "Exercise or Base Price of Option Awards" because they are inapplicable.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[1]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Mr. Vasos	—	1,650,000	3,300,000	6,600,000	—	—	—	—	—
Mr. Lau	—	84,890	169,780	339,560	—	—	—	—	—
	12/08/2025	—	—	—	6,143	12,286	24,572	—	1,526,781
	12/08/2025	—	—	—	—	—	—	12,286	1,526,781
	12/08/2025	—	—	—	—	—	—	24,572	3,053,562
Ms. Dilts	—	309,375	618,750	1,237,500	—	—	—	—	—
	03/25/2025	—	—	—	17,014	34,027	68,054	—	2,809,950
	03/25/2025	—	—	—	—	—	—	34,027	2,809,950
Ms. E. Taylor	—	351,374	702,747	1,405,495	—	—	—	—	—
	03/25/2025	—	—	—	17,014	34,027	68,054	—	2,809,950
	03/25/2025	—	—	—	—	—	—	34,027	2,809,950
	12/08/2025	—	—	—	—	—	—	2,052	255,002
Ms. R. Taylor	—	290,477	580,953	1,161,906	—	—	—	—	—
	03/25/2025	—	—	—	17,014	34,027	68,054	—	2,809,950
	03/25/2025	—	—	—	—	—	—	34,027	2,809,950
Mr. Wenkoff	—	290,625	581,250	1,162,500	—	—	—	—	—
	03/25/2025	—	—	—	17,014	34,027	68,054	—	2,809,950
	03/25/2025	—	—	—	—	—	—	34,027	2,809,950
Mr. Deckard	—	290,625	581,250	1,162,500	—	—	—	—	—
	03/25/2025	—	—	—	15,313	30,625	61,250	—	2,529,013
	03/25/2025	—	—	—	—	—	—	30,625	2,529,013

(1) Represents the aggregate grant date fair value of each equity award, computed in accordance with FASB ASC Topic 718. For equity awards that are subject to performance conditions, the value at the grant date is based upon the probable outcome of such conditions.

Outstanding Equity Awards at 2025 Fiscal Year-End

The table below sets forth information regarding awards held by our named executive officers as of the end of fiscal 2025 that were granted under our Amended and Restated 2007 Stock Incentive Plan (for awards granted prior to May 26, 2021) and under our 2021 Stock Incentive Plan (for awards granted on or after May 26, 2021). We have omitted from this table the column for "Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options" because it is inapplicable. All awards included in the table, to the extent they have not vested, are subject to certain accelerated vesting provisions as described in "Potential Payments Upon Termination or Change in Control" or "Certain Fiscal Year 2026 Actions" in "Compensation Discussion and Analysis." PSUs and RSUs reported in the table are payable in shares of our common stock on a one-for-one basis.

Name	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Mr. Vasos	03/17/2020	66,860[2]	—	154.53	04/01/2028	—	—	—	—
	03/16/2021	92,232[3]	—	193.55	04/01/2028	—	—	—	—
	03/15/2022	62,310[4]	—	214.25	04/01/2028	—	—	—	—
	10/17/2023	—	250,000[5]	117.33	10/17/2033	—	—	—	—
Mr. Lau	12/08/2025	—	—	—	—	—	—	24,572[6]	3,524,362
	12/08/2025	—	—	—	—	12,286[7]	1,762,181	—	—
	12/08/2025	—	—	—	—	24,572[8]	3,524,362	—	—
Ms. Dilts	—	—	—	—	—	—	—	—	—
Ms. E. Taylor	03/22/2017	4,508[9]	—	70.68	03/22/2027	—	—	—	—
	03/21/2018	6,583[9]	—	92.98	03/21/2028	—	—	—	—
	03/20/2019	5,617[9]	—	117.13	03/20/2029	—	—	—	—
	03/17/2020	7,429[9]	—	154.53	03/17/2030	—	—	—	—
	12/01/2020	3,659[10]	—	219.84	12/01/2030	—	—	—	—
	03/16/2021	15,047[9]	—	193.55	03/16/2031	—	—	—	—
	03/15/2022	14,955[9]	4,984[9]	214.25	03/15/2032	—	—	—	—
	03/28/2023	8,015[9]	8,014[9]	208.13	03/28/2033	—	—	—	—
	03/27/2024	6,505[9]	19,512[9]	154.21	03/27/2034	—	—	—	—
	03/27/2024	—	—	—	—	—	—	3,578[11]	513,193
	03/25/2025	—	—	—	—	34,028[12]	4,880,636	34,026[6]	4,880,349
	03/25/2025	—	—	—	—	34,027[13]	4,880,493	—	—
	12/08/2025	—	—	—	—	2,052[7]	294,318	—	—
Ms. R. Taylor	03/20/2019	5,617[9]	—	117.13	03/20/2029	—	—	—	—
	03/17/2020	22,287[9]	—	154.53	03/17/2030	—	—	—	—
	03/16/2021	18,519[9]	—	193.55	03/16/2031	—	—	—	—
	03/15/2022	14,955[9]	4,984[9]	214.25	03/15/2032	—	—	—	—
	03/28/2023	8,015[9]	8,014[9]	208.13	03/28/2033	—	—	—	—
	03/27/2024	6,505[9]	19,512[9]	154.21	03/27/2034	—	—	—	—
	03/27/2024	—	—	—	—	—	—	3,578[11]	513,193
	03/25/2025	—	—	—	—	34,028[12]	4,880,636	34,026[6]	4,880,349
	03/25/2025	—	—	—	—	34,027[13]	4,880,493	—	—

Name	Grant Date	Option Awards		Option Exercise Price ($)	Option Expiration Date	Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable			Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Mr. Wenkoff	08/29/2017	6,412[10]	—	76.89	08/29/2027	—	—	—	—
	03/21/2018	25,545[9]	—	92.98	03/21/2028	—	—	—	—
	03/20/2019	20,865[9]	—	117.13	03/20/2029	—	—	—	—
	03/17/2020	22,287[9]	—	154.53	03/17/2030	—	—	—	—
	03/16/2021	18,519[9]	—	193.55	03/16/2031	—	—	—	—
	03/15/2022	14,955[9]	4,984[9]	214.25	03/15/2032	—	—	—	—
	03/28/2023	6,813[9]	6,812[9]	208.13	03/28/2033	—	—	—	—
	03/27/2024	5,692[9]	17,073[9]	154.21	03/27/2034	—	—	—	—
	03/27/2024	—	—	—	—	—	—	3,130[11]	448,936
	03/25/2025	—	—	—	—	34,028[12]	4,880,636	34,026[6]	4,880,349
	03/25/2025	—	—	—	—	34,027[13]	4,880,493	—	—
Mr. Deckard	—	—	—	—	—	—	—	—	—

(1) Computed by multiplying the number of units by the closing market price of one share of our common stock on January 30, 2026, as reported by the NYSE.

(2) Vested 50% on each of April 1, 2023, and April 1, 2024.

(3) Vested 33 1/3% on each of April 1, 2023, April 1, 2024, and April 1, 2025.

(4) Vested 50% on each of April 1, 2023, and March 15, 2024.

(5) Scheduled to vest on October 12, 2027.

(6) PSUs scheduled to vest on April 1, 2028, if the adjusted ROIC performance goal is achieved for fiscal years 2025-2027. The number of PSUs reported in this column assumes achievement of the maximum level of adjusted ROIC performance for the performance period. The actual number of PSUs earned, if any, will be determined based on the actual level of adjusted ROIC performance achieved for the performance period.

(7) Time-based RSUs scheduled to vest 33 1/3% per year on each of the first three anniversaries of the grant date.

(8) Time-based RSUs scheduled to vest 50% per year on each of the second and third anniversaries of the grant date.

(9) Vested or scheduled to vest, as applicable, 25% per year on each of the first four anniversaries of the April 1 following the grant date.

(10) Vested or scheduled to vest, as applicable, 25% per year on each of the first four anniversaries of the grant date.

(11) PSUs scheduled to vest on April 1, 2027, if the adjusted ROIC performance goal is achieved for fiscal years 2024-2026. The number of PSUs reported in this column assumes achievement of the target level of adjusted ROIC performance for the performance period. The actual number of PSUs earned, if any, will be determined based on the actual level of adjusted ROIC performance achieved for the performance period.

(12) PSUs earned as a result of our fiscal 2025 adjusted EBITDA performance and scheduled to vest 33 1/3% per year on each of the first three anniversaries of the April 1 following the grant date.

(13) Time-based RSUs scheduled to vest 33 1/3% per year on each of the first three anniversaries of the April 1 following the grant date.

Option Exercises and Stock Vested During Fiscal 2025

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)[1]	Value Realized on Exercise ($)[2]	Number of Shares Acquired on Vesting (#)[3]	Value Realized on Vesting ($)[4]
Mr. Vasos	—	—	—	—
Mr. Lau	—	—	—	—
Ms. Dilts	—	—	1,162	101,791
Ms. E. Taylor	—	—	1,070	93,732
Ms. R. Taylor	—	—	1,070	93,732
Mr. Wenkoff	—	—	1,070	93,732
Mr. Deckard	15,345	395,852	655	57,378

(1) Represents the gross number of option shares exercised, without deduction for shares that may have been surrendered or withheld to satisfy the exercise price or applicable tax withholding obligations.

(2) Value realized is calculated by multiplying the gross number of options exercised by the difference between the market price of our common stock and the exercise price. For shares that were sold immediately upon exercise, the market price is the actual sales price on the date of exercise. Otherwise, the market price is the closing price of our common stock on the date of exercise as reported by the NYSE.

(3) Represents the gross number of shares acquired upon vesting, without deduction for shares that may have been withheld to satisfy applicable tax withholding obligations.

(4) Value realized is calculated by multiplying the gross number of shares vested by the closing market price of our common stock on the vesting date as reported by the NYSE.

Pension Benefits Fiscal 2025

We have omitted the Pension Benefits table because it is inapplicable.

Nonqualified Deferred Compensation Fiscal 2025

(a) CDP/SERP Plan. Information regarding each named executive officer's participation in our CDP/SERP Plan is included in the following table. We have omitted from this table the "Aggregate Withdrawals/Distributions" column because it is inapplicable. The material terms of the CDP/SERP Plan are described after the table. Please also see "Benefits and Perquisites" in "Compensation Discussion and Analysis" above.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Balance at Last FYE ($)[4]
Mr. Vasos	482,518	61,878	70,658	1,122,817
Mr. Lau	3,333	—	(1)	3,332
Ms. Dilts	23,273	8,960	87,199	686,055
Ms. E. Taylor	—	68,944	321,615	3,517,263
Ms. R. Taylor	38,500	119,880	502,375	3,740,151
Mr. Wenkoff	119,572	20,439	190,547	1,522,871
Mr. Deckard	—	—	253,266	3,069,902

(1) Of the reported amounts, the following are reported in the Summary Compensation Table as "Salary" for 2025: Mr. Vasos ($482,518); Mr. Lau ($3,333); Ms. Dilts ($23,273); Ms. E. Taylor ($0); Ms. R. Taylor ($38,500); Mr. Wenkoff ($111,400); and Mr. Deckard ($0).

(2) Reported as "All Other Compensation" in the Summary Compensation Table.

(3) The amounts shown are not reported in the Summary Compensation Table because they do not represent above-market or preferential earnings.

(4) Of the amounts reported, the following were previously reported as compensation for years prior to 2025 in a Summary Compensation Table: Mr. Vasos ($468,012); Mr. Lau ($0); Ms. Dilts ($190,877); Ms. E. Taylor ($418,628); Ms. R. Taylor ($1,977,336); Mr. Wenkoff ($625,975); and Mr. Deckard ($133,050).

Pursuant to the CDP, each named executive officer may annually elect to defer up to 65% of his or her base salary if his or her compensation exceeds the limit set forth in Section 401(a)(17) of the Internal Revenue Code, and up to 100% of his or her bonus pay if his or her compensation equals or exceeds the highly compensated limit under Section 414(q)(1)(B) of the Internal Revenue Code. We currently match base pay deferrals at a rate of 100%, up to 5% of annual salary, with annual salary offset by the amount of match-eligible salary under the 401(k) Plan. All named executive officers are 100% vested in compensation and matching deferrals and earnings on those deferrals.

Pursuant to the SERP, we make an annual contribution equal to a certain percentage of a participant's annual salary and bonus to eligible participants who are actively employed in an eligible job grade on January 1 and continue to be employed as of December 31 of a given year. The contribution percentage is based on age, years of service, and job grade. Persons hired after May 27, 2008, are not eligible to participate in the SERP. The fiscal 2025 contribution percentage for the named executive officers meeting such criteria was 7.5% for Ms. E. Taylor and 12.0% for Ms. R. Taylor, each of whom is 100% vested in her SERP account.

The amounts deferred or contributed to the CDP/SERP Plan are credited to a liability account, which is then invested at the participant's option in an account that mirrors the performance of a fund or funds selected by the CHCM Committee or its delegate. These funds are identical to the funds offered in our 401(k) Plan.

For a participant who ceases employment with at least 10 years of service or after reaching age 50 and whose CDP account balance or SERP account balance exceeds certain dollar thresholds, the account balance will be paid by (a) lump sum, (b) monthly installments over a 5, 10 or 15-year period or (c) a combination of lump sum and installments, pursuant to the participant's election. Otherwise, payment is made in a lump sum. The vested amount will be payable at the time designated by the CDP/SERP Plan upon the participant's termination of employment. A participant's CDP/SERP Plan benefit normally is payable in the following February if employment ceases during the first six months of a calendar year or is payable in the following August if employment ceases during the last six months of a calendar year. However, participants may elect to receive an in-service lump sum distribution of vested amounts credited to the CDP account, provided that the date of distribution is no sooner than five years after the end of the year in which the amounts were deferred. In addition, a participant who is actively employed may request an "unforeseeable emergency hardship" in-service lump sum distribution of vested amounts credited to the participant's CDP account. Account balances are payable in cash. As a result of our change in control which occurred in 2007, the CDP/SERP Plan liabilities through July 6, 2007, were fully funded into an irrevocable rabbi trust. We also funded into the rabbi trust deferrals into the CDP/SERP Plan between July 6, 2007, and October 15, 2007. All CDP/SERP Plan liabilities incurred on or after October 15, 2007, are unfunded.

(b) Non-Employee Director Deferred Compensation Plan. Information regarding Mr. Vasos's participation in our Non-Employee Director Deferred Compensation Plan is included in the following table. As previously reported, Mr. Vasos deferred under the Non-Employee Director Deferred Compensation Plan his cash fees earned for Board service during the period in 2023 that he served as a non-employee director. The material terms of the Non-Employee Director Deferred Compensation Plan are described under "Director Compensation" in this proxy statement. If Mr. Vasos's service on our Board ceases for any reason, or upon a change in control, his account balance will be paid in a lump sum, subject to a six-month delay if required to comply with the requirements of Section 409A of the Internal Revenue Code. We have omitted from this table the columns pertaining to "Executive Contributions," "Registrant Contributions" and "Aggregate Withdrawals/Distributions" during the fiscal year because they are inapplicable.

Name	Aggregate Earnings in Last FY ($)[1]	Aggregate Balance at Last FYE ($)[2]
Mr. Vasos	5,588	71,338

(1) The amount shown is not reported in the Summary Compensation Table because it does not represent above-market or preferential earnings.

(2) Of the amount reported, $50,372 was previously reported as compensation to Mr. Vasos in the Summary Compensation Table for fiscal year 2023.

(c) 2021 Stock Incentive Plan. In May 2023, Mr. Vasos was awarded RSUs under our 2021 Stock Incentive Plan for his service as a non-employee director (the "2023 NED RSUs"). During 2024, the 2023 NED RSUs were deferred upon vesting along with the additional RSUs credited as a result of dividend equivalents earned with respect to such RSUs as of the vesting date (collectively, the "Deferred RSUs"). The material terms of the 2023 NED RSUs are described after the table. We have omitted from this table the columns pertaining to "Registrant Contributions," "Executive Contributions" and "Aggregate Withdrawals/Distributions" during the fiscal year because they are inapplicable.

Name	Aggregate Earnings in Last FY ($)[1]	Aggregate Balance at Last FYE ($)[2]
Mr. Vasos	68,352	132,754

(1) Represents the difference between the market values on (a) January 30, 2026, of the Deferred RSUs and additional RSUs credited through such date as a result of earned dividend equivalents, and (b) January 31, 2025, of the Deferred RSUs and additional RSUs credited through such date as a result of earned dividend equivalents. Market value is based on the closing market price of our common stock on the NYSE on the applicable date. The amount shown is not reported as fiscal year 2025 compensation in the Summary Compensation Table because it does not represent above-market or preferential earnings and the additional RSUs credited during fiscal year 2025 as a result of dividend equivalents were earned with respect to already vested RSUs.

(2) Represents the market value on January 30, 2026, of the Deferred RSUs and additional RSUs credited through such date as a result of earned dividend equivalents calculated based on the closing market price of our common stock on the NYSE on such date. In the Summary Compensation Table for fiscal year 2023, $177,952 was reported with respect to the 2023 NED RSUs awarded to Mr. Vasos on May 30, 2023, for his service as a non-employee director, representing the grant date fair value of such RSUs, computed in accordance with FASB ASC Topic 718. In the Summary Compensation Table for fiscal years 2023 and 2024, $1,552 and $522, respectively, was reported with respect to dividend equivalents paid, accumulated or credited on such RSUs prior to their vesting.

As discussed above under "Director Compensation," each non-employee director receives an annual award of RSUs issued pursuant to our 2021 Stock Incentive Plan, payable in shares of our common stock. The RSUs are awarded by the CHCM Committee annually to each non-employee director who is elected or re-elected at the annual shareholders' meeting and to any new non-employee director appointed thereafter but before February 1 of a given year. The RSUs are scheduled to vest on the first anniversary of the grant date subject to certain accelerated vesting conditions. Directors generally may defer receipt of shares underlying the RSUs. Specifically, a director may make an irrevocable election to defer receipt of all or any portion of the vested RSUs prior to December 31 of the calendar year preceding the grant date of the RSUs. Any such deferred shares will instead be paid on the date elected by the director (in the case of Mr. Vasos, upon his cessation of service on the Board) or, if earlier, upon the director's death or disability or upon a change in control, subject to a six-month delay if required to comply with the requirements of Section 409A of the Internal Revenue Code.

Potential Payments Upon Termination or Change in Control

Our agreements with our named executive officers and certain plans and programs in which they participate, in each case as in effect at the end of 2025, provide for benefits or payments upon certain employment termination or change in control events or, for Mr. Vasos only, Board service termination events. See "Certain Fiscal Year 2026 Actions" above for adjustments made with respect to Mr. Vasos's arrangements in 2026. We discuss benefits and payments in effect at the end of 2025 below except to the extent they are available generally to all salaried employees and do not discriminate in favor of our executive officers or to the extent already discussed under "Nonqualified Deferred Compensation Fiscal 2025" above.

With the exception of the discussion of equity awards under "Outstanding Pre-2023 Awards to Mr. Vasos," the discussion of equity awards in each scenario includes nonqualified stock options outstanding as of the end of 2025, none of which may be exercised any later than the 10th anniversary of the grant date under any scenario; Mr. Vasos's 2023 NED RSUs; RSUs awarded to Mr. Lau in 2025 as an inducement upon his hire ("Lau Inducement RSUs"); RSUs awarded to Ms. E. Taylor in 2025 in connection with her promotion; RSUs awarded in 2025, including to Mr. Lau and Ms. E. Taylor, as part of the annual equity award program; PSUs awarded in 2023 ("2023 PSUs"), 2024 ("2024 PSUs"), and 2025 ("2025 PSUs") as part of the annual equity award program; and PSUs awarded to Mr. Lau in 2025 upon his hire ("2025 Lau ROIC PSUs"). All equity awards discussed below were awarded under our 2021 Stock Incentive Plan except for stock options awarded on or prior to May 25, 2021, which were awarded under our Amended and Restated 2007 Stock Incentive Plan.

Because Ms. Dilts's and Mr. Deckard's employment with us ended effective August 28, 2025, and November 12, 2025, respectively, we discuss below only the payments and benefits they each received or will receive in connection with the applicable termination scenario. Such payments and benefits to Ms. Dilts and Mr. Deckard are described under "Payments Upon Voluntary Termination—Termination Without Good Reason," and "Payments Upon Involuntary Termination—Involuntary Termination Without Cause," respectively, and all other scenarios are inapplicable to them.

Outstanding Pre-2023 Awards to Mr. Vasos

Mr. Vasos previously retired on April 2, 2023 (the "Retirement Date"). The nonqualified stock options and PSUs awarded prior to the Retirement Date that remained outstanding or subject to clawback pursuant to a special clawback provision as of the end of 2025 are referred to as "Pre-2023 Awards." Our subsequent rehiring of Mr. Vasos in October 2023 did not impact vesting or exercisability provisions of any outstanding Pre-2023 Awards.

Mr. Vasos received a one-time inducement award of nonqualified stock options upon his rehire (the "2023 Rehire Options") and did not receive annual equity awards in 2023, 2024 and 2025. For readability, the Pre-2023 Awards are discussed immediately below, while the 2023 Rehire Options and 2023 NED RSUs are solely discussed within the remaining sections of this "Potential Payments Upon Termination or Change in Control."

With respect to the stock options awarded to Mr. Vasos in March 2022 ("2022 Options"), the vesting, exercisability and forfeiture provisions applicable to "retirement" (as defined in the governing agreement) were triggered on his Retirement Date. With respect to the stock options awarded to Mr. Vasos in March 2020 ("2020 Options") and March 2021 ("2021 Options") and the PSUs awarded to Mr. Vasos in 2021 ("2021 PSUs"), the vesting, exercisability and forfeiture provisions applicable to an "early retirement" (as defined in the governing agreements) were triggered on the Retirement Date. Mr. Vasos may exercise the 2020 Options, the 2021 Options, and the 2022 Options at any time before the fifth anniversary of the Retirement Date.

In connection with Mr. Vasos's retirement, he agreed in writing to provide reasonable transition services to our Board of Directors and the CEO for 24 months under a consulting agreement effective on his Retirement Date (the "Consulting Agreement") and to extend the "restricted period" of the business protection provisions (the "Early Retirement Business Protection Provisions") in Sections 16 through 20 of his employment agreement with the Company effective June 3, 2021, as amended effective November 1, 2022 (the "2021 Employment Agreement"), from two years to three years. All references to an employment agreement for Mr. Vasos in "Potential Payments Upon Termination or Change in Control" that do not use the defined term "2021 Employment Agreement" are referring to the employment agreement between Mr. Vasos and the Company effective October 12, 2023.

In addition to any clawback or recoupment as may be required by any applicable law, rule or regulation, by any applicable national exchange, or by a separate Dollar General clawback or recoupment policy, if Mr. Vasos violates any of the Early Retirement Business Protection Provisions following the Retirement Date, any portion of the 2020 Options and the 2021 Options that vested following the Retirement Date and any 2021 PSUs that vested and have been paid following the Retirement Date shall immediately be forfeited and subject to clawback pursuant to a special clawback provision.

Payments Upon Termination Due to Death or Disability

Equity Awards

If a named executive officer's employment with us terminates due to death or disability (as defined in the governing agreement):

- *Stock Options*. Outstanding unvested stock options become immediately vested and exercisable with respect to 100% of the underlying shares immediately prior to such event and may be exercised until the first anniversary of the event.

- *Restricted Stock Units*. All outstanding unvested RSUs become immediately and fully vested and nonforfeitable upon the date of death or disability termination and will be paid, in the event of death, within 90 days following the date of death and, in the event of a disability termination, six months and one day following the date of the disability termination or, if the officer dies after the disability termination but prior to such payment, such RSUs will be paid upon the earlier of six months and one day following the date of the disability termination or 90 days following the date of death. Mr. Vasos's 2023 NED RSUs, which vested during 2024 but are not yet payable due to a prior deferral election by Mr. Vasos, will be paid immediately if Mr. Vasos ceases to serve on the Board due to any reason, including due to his death or disability.

- *Performance Share Units*. All unearned or unvested PSUs are forfeited and cancelled on the termination date or the last day of the performance period, as applicable, except that (1) if the termination occurs on or after the end of the applicable one-year or three-year performance period associated with the 2024 PSUs and the 2025 PSUs, or on or after the end of the three-year performance period for the 2025 Lau ROIC PSUs, but in each case before an applicable vesting date, the associated earned but unvested PSUs shall become vested and nonforfeitable as of the termination date but be paid at the same time as if no termination had occurred; (2) for the 2025 PSUs, if the termination occurs before the end of the one-year performance period, a pro-rata portion (based on months employed during the performance period) of one-third of the 2025 PSUs subject to the one-year Adjusted EBITDA performance goal (the "2025 Adjusted EBITDA PSUs") earned based on performance during such performance period shall become vested and nonforfeitable as of the end of such performance period and be paid at the same time as if no termination had occurred; and (3) for the 2024 PSUs, 2025 PSUs, and 2025 Lau ROIC PSUs, if the termination occurs before the end of the applicable three-year performance period, a pro-rata portion (based on months employed during the applicable performance period) of the associated PSUs, in each case subject to the three-year Adjusted ROIC performance goal, and earned based on performance during the applicable performance period, shall become vested and nonforfeitable as of the end of such applicable performance period and be paid at the same time as if no termination had occurred. The 2023 PSUs are not discussed here or below because the 2023 PSUs subject to the one-year Adjusted EBITDA performance goal and the three-year Adjusted ROIC performance goal were not earned based on performance during the performance period and were forfeited and cancelled as of the end of the applicable performance period in accordance with their terms. See "Payments After a Change in Control" for a discussion of the treatment of PSUs if a disability termination occurs within two years following a change in control.

Other Payments

In the event of a named executive officer's death (provided the cause of death is not excluded from eligibility under the applicable program), the beneficiary will receive (1) payments under our group life insurance program in an amount, up to a maximum of $4 million, equal to 2.5 times the officer's annual base salary and (2) in the event of death prior to the date on which the Teamshare bonus payment, if any, is paid to all eligible employees for a given fiscal year, payment (prorated when applicable based on the number of days employed during the performance period) for the officer's incentive bonus earned for that fiscal year under the terms of our Teamshare program (which otherwise generally requires a participant to remain employed through the end of the performance period and on the payment date to receive the bonus payment). In addition, in the event of disability (as defined in the governing agreement), a named executive officer will receive 60% of covered monthly earnings up to a $20,000 monthly benefit under our long-term disability insurance program. In the event of death or disability (as defined in the CDP/SERP Plan), a named executive officer's CDP/SERP Plan benefit will be payable in a lump sum within 60 days after the end of the calendar quarter in which such termination event occurs, provided that we may delay payment in the event of disability until as soon as reasonably practicable after receipt of the disability determination by the Social Security Administration. Depending upon the cause of death or loss suffered, a named executive officer may also be eligible to receive payment of up to $50,000 under our group accidental death and dismemberment program.

Payments Upon Termination Due to Retirement

Except as provided below with respect to equity awards, we do not treat retirement differently from any other voluntary termination of employment without good reason (as discussed below under "Payments Upon Voluntary Termination") under our plans or agreements for named executive officers. In the event of voluntary termination of employment on or after reaching a minimum age (age 55 for equity awards beginning in 2021; otherwise age 62) and achieving five consecutive years of service with us, provided that the sum of the officer's age plus years of service equals a specified minimum (at least 65 for equity awards beginning in 2021; otherwise at least 70) and that there is no basis to terminate the officer with cause (as defined in the governing agreement) (collectively, "Normal Retirement"):

- *Stock Options*. Other than the 2023 Rehire Options awarded to Mr. Vasos, the portion of the outstanding unvested stock options that would have become vested and exercisable within the one-year period following the Normal Retirement date if the officer had remained employed with us shall remain outstanding following the Normal Retirement date and become vested and exercisable on the anniversary of the grant date (for options awarded prior to 2024) or on the April 1 (for

DOLLAR GENERAL

options awarded beginning in 2024) that falls within the one-year period following the Normal Retirement date. However, if during such one-year period the officer dies, such portion shall instead become immediately vested and exercisable upon death. Otherwise, except for the 2023 Rehire Options awarded to Mr. Vasos, any option which is unvested and unexercisable on the Normal Retirement date shall immediately expire without payment. The officer may exercise the option to the extent vested and exercisable any time before the fifth anniversary of the Normal Retirement date. See "Payments Upon Voluntary Termination" for a discussion of the treatment of the 2023 Rehire Options if Mr. Vasos voluntary terminates his employment.

- *Restricted Stock Units*. Except for the Lau Inducement RSUs, the one-third of all outstanding unvested RSUs that would have become vested and nonforfeitable on the next vesting date if the officer had remained employed through such date will become vested and nonforfeitable upon the date of Normal Retirement (except that no accelerated vesting will occur if Normal Retirement occurs on a vesting date, but rather the officer shall be entitled only to the portion of the RSUs that were scheduled to vest on such vesting date) and will be paid six months and one day following the Normal Retirement date or, if the officer dies prior to such payment, such RSUs will be paid upon the earlier of (1) 90 days following the date of death or (2) six months and one day following the Normal Retirement date.

In addition, and solely with respect to the RSUs awarded to Ms. R. Taylor in 2025, if Normal Retirement occurs after April 1, 2026, and she satisfies the conditions of the Consulting Option (defined below), such RSUs will become immediately vested and nonforfeitable on the Normal Retirement date with respect to 100% of the unvested RSUs and will be paid as set forth in the paragraph immediately above. The "Consulting Option" shall mean that Ms. R. Taylor enters into a written agreement prior to the Normal Retirement date to provide reasonable consulting and/or legal services to the Company for a period of time following the Normal Retirement date that, without her written consent, shall not extend beyond April 1, 2028; provided that Ms. R. Taylor will be deemed to have satisfied the conditions of the Consulting Option if she provides at least 60 days' prior notice of her intended Normal Retirement date and the Company fails to provide her with such written agreement at least 30 days prior to the Normal Retirement date. If Ms. R. Taylor otherwise satisfies the conditions of the Consulting Option but violates any of the Business Protection Provisions (as defined under "Voluntary Termination With Good Reason or After Failure to Renew the Employment Agreement" herein) in her employment agreement with us following the Normal Retirement date, then any RSUs that vested and that would not have so vested but for satisfaction of the conditions of the Consulting Option shall be forfeited and, to the extent previously paid, subject to recoupment, immediately upon the Company becoming aware of such violation.

See "Termination of Board Service" for a discussion of the treatment of the 2023 NED RSUs upon any termination of Board service by Mr. Vasos.

- *Performance Share Units*. With the exception outlined below applicable to the 2024 PSUs and 2025 PSUs, the vesting and payment in a Normal Retirement scenario of the 2024 PSUs and 2025 PSUs before the end of the applicable one-year or three-year performance period, and of the Lau 2025 ROIC PSUs before the end of the three-year performance period, as well as on or after the end of such periods, is identical to the vesting and payment in the death and disability scenarios discussed above for the applicable PSUs during these respective time periods. However, if the Normal Retirement occurs on or after the end of the one-year performance period but before an applicable vesting date, the one-third of any earned 2025 Adjusted EBITDA PSUs that would have become vested on the next vesting date shall become vested and nonforfeitable as of the Normal Retirement date but be paid at the same time as if no retirement had occurred. Otherwise, any unearned or unvested PSUs shall be forfeited and cancelled on the Normal Retirement date or the last day of the performance period, as applicable. See "Payments After a Change in Control" for a discussion of the treatment of PSUs if a named executive officer terminates employment due to Normal Retirement within two years following a change in control.

In addition, and solely with respect to the PSUs awarded to Ms. R. Taylor in 2025, if Normal Retirement occurs after April 1, 2026, and she satisfies the conditions of the Consulting Option, the PSUs that did not immediately vest upon Normal Retirement will not be forfeited and cancelled upon Normal Retirement and will remain outstanding until the applicable vesting date and will be paid as set forth in the paragraph immediately above. If Ms. R. Taylor otherwise satisfies the conditions of the Consulting Option but violates any of the Business Protection Provisions (as defined under "Voluntary Termination With Good Reason or After Failure to Renew the Employment Agreement" herein) in her employment agreement with us following the Normal Retirement date, then any PSUs that are unvested shall be immediately forfeited and cancelled and any PSUs that have vested and that would not have so vested but for satisfaction of the conditions of the Consulting Option shall be forfeited and, to the extent previously paid, subject to recoupment, immediately upon the Company becoming aware of such violation.

Payments Upon Voluntary Termination

The payments to be made upon voluntary termination of employment scenarios (not including retirement or termination upon death or disability) vary depending upon whether the resignation occurs with or without "good reason" (as defined in the governing agreement) or after our failure to offer to renew, extend or replace the applicable employment agreement under certain circumstances, or, solely with respect to Mr. Vasos, whether the resignation occurs before, or on or after, the appointment of a successor CEO to Mr. Vasos ("Successor CEO") for the 2023 Rehire Options. However, see "Certain Fiscal Year 2026 Actions" above for adjustments made with respect to Mr. Vasos's arrangements in 2026.

Voluntary Termination With Good Reason or After Failure to Renew the Employment Agreement

If a named executive officer (other than Mr. Vasos) resigns with good reason or under the circumstances described in (2) below, he or she will forfeit all then unvested equity awards and generally may exercise any outstanding vested options up to 90 days following the resignation date. See "Voluntary Termination Before Appointment of Successor CEO" or "Voluntary Termination On or After Appointment of Successor CEO" for a discussion of the treatment of the 2023 Rehire Options upon resignation of Mr. Vasos from employment with the Company. See "Payments After a Change in Control" for a discussion of the treatment of equity awards if a named executive officer resigns with good reason within two years following a change in control. See "Termination of Board Service" for a discussion of the treatment of the 2023 NED RSUs upon resignation of Mr. Vasos from the Board.

If a named executive officer resigns (1) with good reason after giving 30 days' written notice (90 days for Mr. Vasos); or (2) except for Mr. Vasos, within 60 days of our failure to offer to renew, extend or replace his or her employment agreement before, at or within six months after the end of the agreement's term (unless we enter into a mutually acceptable severance arrangement or the resignation is a result of the officer's retirement or termination other than for good reason), then in each case, as applicable, the officer will receive the following benefits generally on or beginning on the 60th day after termination of employment but contingent upon the execution and effectiveness of a release of certain claims in the form attached to the employment agreement:

- Continuation of base salary, generally as in effect immediately before the termination, for 24 months payable in accordance with our normal payroll cycle and procedures.

- A lump sum payment of: (1) for Mr. Vasos, two times the amount of his annual target bonus under our annual bonus program in respect of the fiscal year in which his termination occurs; and (2) for each other named executive officer, two times the amount of the average percentage of target bonus paid to such officer under our annual bonus program with respect to our two most recently completed fiscal years (not including a completed fiscal year for which financial performance has not yet been certified) for which annual bonuses have been paid to executives under such program multiplied by such officer's (A) target bonus level and (B) base salary (in each case, as applicable as of the date immediately preceding the employment termination or, if the termination is for good reason due to the reduction of the officer's target bonus level or base salary, then his or her target bonus level and base salary applicable immediately prior to such reduction). If no bonus was

paid to such officer with respect to one or both of the applicable fiscal years due to Dollar General's performance or to individual performance (as opposed to ineligibility due to length of employment), then such bonus amount shall be zero in calculating the average. If the named executive officer was not eligible for a bonus with respect to one of the two applicable fiscal years due to length of employment, then such amount shall be calculated based upon the percentage of target bonus to such officer for the applicable fiscal year for which a bonus was paid. If no bonus was paid to the named executive officer with respect to the applicable fiscal years due to length of employment, then no such amount shall be paid.

- Mr. Vasos also will receive a lump sum payment, payable when annual bonuses are paid to our other executives, of a pro-rata portion of the annual bonus, if any, that he would have been entitled to receive for the fiscal year of termination, if such termination had not occurred, based on our performance for the fiscal year in which his employment terminates, multiplied by a fraction, the numerator of which is the number of days during which he was employed by us in the fiscal year and the denominator of which is 365.

- A lump sum payment of two times our annual contribution that would have been made in respect of the plan year in which such termination occurs for the named executive officer's participation in our pharmacy, medical, dental and vision benefits programs.

- Reasonable outplacement services until the earlier of one year or subsequent employment.

Any amounts owed to a named executive officer in the form of salary continuation that would otherwise have been paid during the 60-day period after termination will instead be payable in a single lump sum on the 60th day after such termination and the remainder will be paid in the form of salary continuation payments over the remaining 24-month period as set forth above.

In certain cases, some or all of the payments and benefits provided on termination of employment may be delayed for six months following termination to comply with the requirements of Section 409A of the Internal Revenue Code. Any payment required to be delayed would be paid at the end of the six-month period in a lump sum, and any payments due after the six-month period would be paid at the normal payment date provided for under the applicable employment agreement.

To the extent permitted by law, if we reasonably believe a named executive officer engaged in conduct during employment that would have resulted in termination for cause, any unpaid severance amounts under the applicable employment agreement may be forfeited and we may seek to recover any severance amounts paid under the applicable employment agreement.

The named executive officer will forfeit any unpaid severance amounts, and we retain any other rights we have available under law or equity, upon a material breach of any continuing obligation under the applicable employment agreement or the release, which include the following business protection provisions (the "Business Protection Provisions"):

- Such officer must maintain the confidentiality of, and refrain from disclosing, disposing of, or using our (a) trade secrets for any period of time as the information remains a trade secret under applicable law and (b) confidential information for a period of two years (three years in the case of Mr. Vasos) following the termination date (as applicable, the "Restricted Period").

- For the Restricted Period, such officer may not accept, obtain or work in a "competitive position" in states within the United States or in those countries outside of the United States in which we maintain stores at the time of his or her termination or in those states or countries in which we have specific and demonstrable plans at the time of his or her termination to open stores within six months after his or her termination date and about which he or she was aware at the time of termination. "Competitive position" includes any employment, consulting, advisory, directorship, agency, promotional or independent contractor arrangement between the named executive officer and any person or entity engaged wholly or in material part in the business in which we are engaged (i.e., the discount consumables basics or general merchandise retail business), including but not limited to those entities identified in the applicable employment agreement, or any person or entity then attempting or planning to enter the discount consumable basics retail business, in either case if such officer is required to perform services on behalf of or for the benefit of such person or entity which are substantially similar to those he or she provided or directed at any time while employed by us.

- For the Restricted Period, such officer may not recruit, solicit or induce any of our exempt employees (including those who had been our exempt employees within the last six months of such officer's employment) to leave our employ and may not solicit, contact, call upon or communicate with anyone who has a business relationship with us at such officer's termination date and with whom such officer had contact while employed by us if it would likely interfere with or cause a diminution in our business relationships or result in an unfair competitive advantage over us.

In addition, each named executive officer's rights, payments and benefits with respect to any incentive compensation (whether cash or equity) shall be subject to any reduction, cancellation, forfeiture or recoupment, in whole or in part, upon the occurrence of certain specified events, as may be required by any applicable law, rule or regulation, by any applicable national exchange, or by a separate Dollar General clawback or recoupment policy.

Voluntary Termination Without Good Reason

A named executive officer (other than Mr. Vasos) who resigns without good reason will forfeit all then unvested equity awards and generally may exercise any outstanding vested options up to 90 days following the resignation

date. See "Voluntary Termination Before Appointment of Successor CEO" or "Voluntary Termination On or After Appointment of Successor CEO" for a discussion of the treatment of the 2023 Rehire Options upon Mr. Vasos's resignation of employment with the Company. See "Termination of Board Service" for a discussion of the treatment of the 2023 NED RSUs upon Mr. Vasos's resignation from the Board.

With respect to Mr. Vasos, if he voluntarily resigns without good reason on or after the appointment of a Successor CEO but contingent upon the execution and effectiveness of a release of certain claims in the form attached to his employment agreement, he will receive a lump sum severance benefit under the employment agreement, payable at such time as annual bonuses are paid to other senior executives of the Company and subject to achievement of applicable performance criteria, of an amount equal to the annual bonus, if any, that he would have been entitled to receive (on a non-prorated basis) under our annual bonus program for the fiscal year of termination, if such termination had not occurred.

Voluntary Termination Before Appointment of Successor CEO

Solely with respect to the 2023 Rehire Options awarded to Mr. Vasos, in the event Mr. Vasos voluntarily resigns his employment prior to the appointment of a Successor CEO (as defined in the governing agreement) and prior to vesting, the unvested 2023 Rehire Options shall immediately expire without payment and, if Mr. Vasos voluntarily terminates his employment prior to the appointment of a Successor CEO and after vesting, Mr. Vasos will have five years from his voluntary termination date to exercise his vested 2023 Rehire Options. See "Payments After a Change in Control" for a discussion of the treatment of the 2023 Rehire Options if Mr. Vasos resigns with good reason within two years following a change in control.

Voluntary Termination On or After Appointment of Successor CEO

Solely with respect to the 2023 Rehire Options awarded to Mr. Vasos, in the event Mr. Vasos voluntarily resigns his employment for any reason on or at any time following the appointment of a Successor CEO, provided such termination is without "cause" (as defined in the governing agreement) and other than a "qualifying termination" (as defined in the governing agreement) ("Successor Appointment Termination"), the 2023 Rehire Options will remain outstanding and will become 100% vested and exercisable on the first anniversary of the Successor Appointment Termination date (unless the unaccelerated vesting date occurs before such anniversary while the 2023 Rehire Options are outstanding), provided that: (1) if we request that he enter into a written agreement with us to provide reasonable consulting services to our Board of Directors and the Successor CEO for up to a period of time following the Successor Appointment Termination date that does not extend beyond October 12, 2027, and he fails to enter into such written agreement within 30 days, then the unvested 2023 Rehire Options will immediately terminate and be forfeited; (2) if he dies following the date of the Successor Appointment Termination, then any unvested 2023 Rehire Options will become immediately vested and exercisable upon his death; or (3) if a "change in control" (as defined in the governing agreement) occurs following the date of the Successor Appointment Termination, then any unvested 2023 Rehire Options will become immediately vested and exercisable upon such change in control. However, if we become aware of a violation by Mr. Vasos following the Successor Appointment Termination date of any of the Business Protection Provisions under the applicable employment agreement, any portion of the 2023 Rehire Options that vested following the Successor Appointment Termination date (unless the unaccelerated vesting date occurred prior the first anniversary following the Successor Appointment Termination date) shall immediately be forfeited and subject to clawback pursuant to a special clawback provision and any unvested portion of the 2023 Rehire Options shall immediately expire without payment. Mr. Vasos will have until the fifth anniversary of the date of his Successor Appointment Termination to exercise outstanding vested 2023 Rehire Options. For any unvested 2023 Rehire Options that vest following a Successor Appointment Termination (unless the unaccelerated vesting date occurred prior the first anniversary following the Successor Appointment Termination date), any shares acquired upon exercise of such portion of the 2023 Rehire Options (other than shares used to pay the exercise price or to satisfy tax withholding) shall be held and not sold until October 12, 2027, provided this holding requirement does not apply if Mr. Vasos later dies or if there is a later change in control. See "Payments After a Change in Control" for a discussion of treatment of the 2023 Rehire Options if Mr. Vasos resigns with good reason within two years following a change in control.

See "Voluntary Termination Without Good Reason" for a discussion of the severance benefits that are payable for a resignation from employment by Mr. Vasos on or after appointment of a Successor CEO.

Termination of Board Service

Solely with respect to the 2023 NED RSUs awarded to Mr. Vasos, which vested during 2024 but are not yet payable due to a prior deferral election by Mr. Vasos, the 2023 NED RSUs will be paid immediately if Mr. Vasos ceases to serve on the Board for any reason.

Payments Upon Involuntary Termination

The payments to be made to a named executive officer upon involuntary termination of employment vary depending upon whether termination is with or without "cause" (as defined in the governing agreement), and (1) solely with respect to Mr. Vasos, if such involuntary termination occurs before, on or after the appointment of a Successor CEO; and (2) solely with respect to the Lau Inducement RSUs, if such involuntary termination occurs following any change in the Company's Chief Executive Officer. However, see "Certain Fiscal Year 2026 Actions" above for adjustments made with respect to Mr. Vasos's arrangements in 2026.

Involuntary Termination With Cause

Upon an involuntary termination with cause, a named executive officer will forfeit all unvested equity awards, all vested but unpaid PSUs, and all vested but unexercised options.

Involuntary Termination Without Cause

Upon an involuntary termination without cause, a named executive officer (other than Mr. Vasos):

- Will forfeit all then unvested equity awards unless, solely with respect to the Lau Inducement RSUs, the termination of Mr. Lau occurs following any change in the Company's Chief Executive Officer, in which case the Lau Inducement RSUs shall become immediately vested and nonforfeitable with respect to 100% of the unvested Lau Inducement RSUs on the date of Mr. Lau's termination and will be paid six months and one day following Mr. Lau's termination date or, if he dies prior to such payment, upon the earlier of (1) 90 days following the date of death or (2) six months and one day following Mr. Lau's termination date.

- Generally may exercise any outstanding vested options up to 90 days following the termination date.

- Will receive the same severance payments and benefits on the same terms and conditions as described under "Voluntary Termination With Good Reason or After Failure to Renew the Employment Agreement" above. Mr. Deckard received such severance payments and benefits in connection with his termination of employment in 2025, as well as an additional payment of $2,000,000, less applicable withholdings, in exchange for extending the Restricted Period pertaining to the Business Protection Provisions from two years to 30 months following his termination date and for which we obtained a release of certain claims in the form attached to his employment agreement.

With respect to Mr. Vasos, upon an involuntary termination without cause that occurs (1) on or after the appointment of a Successor CEO, Mr. Vasos will receive the same benefits on the same terms and conditions as are described in "Voluntary Termination On or After Appointment of Successor CEO;" (2) prior to the appointment of a Successor CEO and prior to vesting, the unvested 2023 Rehire Options shall immediately expire without payment; and (3) prior to the appointment of a Successor CEO and on or after vesting, Mr. Vasos will have 90 days from termination to exercise his vested 2023 Rehire Options.

See "Payments After a Change in Control" for a discussion of the treatment of equity awards if a named executive officer is involuntarily terminated without cause within two years following a change in control.

Upon an involuntary termination of employment without cause prior to the appointment of a Successor CEO but contingent upon the execution and effectiveness of a release of certain claims in the form attached to his employment agreement, Mr. Vasos will receive the same severance payments and benefits on the same terms and conditions as described in "Voluntary Termination With Good Reason or After Failure to Renew the Employment Agreement." However, if Mr. Vasos's employment is terminated without cause on or after the appointment of a Successor CEO but contingent upon the execution and effectiveness of a release of certain claims in the form attached to the employment agreement, he will receive a lump sum severance benefit, payable at such time as annual bonuses are paid to our other senior executives and subject to achievement of applicable performance criteria, of an amount equal to the annual bonus, if any, that he would have been entitled to receive (on a non-prorated basis) under our annual bonus program for the fiscal year of termination if such termination had not occurred.

Payments After a Change in Control

Equity Awards

With respect to PSUs, if a change in control (as defined in the governing agreement) occurs on or before the end of an applicable performance period, and the named executive officer has remained continuously employed until the change in control, the target number of the applicable unvested PSUs shall be deemed earned but otherwise continue to be subject to the service and payment provisions, including applicable pro-ration requirements, of the applicable award agreement, unless the officer experiences a "qualifying termination." A change in control that occurs after the end of an applicable performance period with respect to PSUs, or that occurs at any time with respect to stock options, including the 2023 Rehire Options, or to any of the outstanding unvested RSUs, will have no effect upon any such PSUs, stock options or RSUs unless the named executive officer experiences a "qualifying termination."

Upon a named executive officer's "qualifying termination," which includes involuntary termination (including, with respect to PSUs, a disability termination) without cause and resignation with good reason (unless cause to terminate exists), in each case as defined in the governing agreement, as well as voluntary resignation due to Normal Retirement (unless cause to terminate exists) in the case of PSUs, in each case within two years after a change in control (provided that the officer was continuously employed by us until the change in control): (1) all of his or her outstanding unvested options, including the 2023 Rehire Options, will immediately vest and become exercisable as to 100% of the shares underlying such options on the termination date, and the officer may exercise any outstanding vested options up to three years following the termination date; (2) all outstanding unvested RSUs will become vested and nonforfeitable and will be paid six months and one day following the qualifying termination date or, if the officer dies prior to such payment, such RSUs will be paid upon the earlier of (A) 90 days following the date of death or (B) six months and one day following the qualifying termination date; and (3) all of his or her previously earned, or deemed earned, but unvested PSUs that have not been previously forfeited will immediately vest, become nonforfeitable and be paid on the termination date (or the previously scheduled applicable vesting date

if earlier) subject to a six-month delay if applicable to comply with Section 409A of the Internal Revenue Code.

With respect to Mr. Vasos's 2023 NED RSUs, which vested during 2024 but are not yet payable due to a prior deferral election by Mr. Vasos, if a change in control (as defined in the governing agreement) occurs while Mr. Vasos is a member of the Board, the 2023 NED RSUs shall be paid upon the change in control.

Other Payments

In the event of a change in control as defined in Section 280G of the Internal Revenue Code, each named executive officer's employment agreement provides for capped payments (taking into consideration all payments and benefits covered by such Section 280G) of $1 less than the amount that would trigger the "golden parachute" excise tax under federal income tax rules (the "excise tax") unless he or she signs a release and the after-tax benefit would be at least $50,000 more than it would be without capping the payments. In such case, such officer's payments and benefits would not be capped and he or she would be responsible for the excise tax payment. We would not pay any additional amount to cover the excise tax. The tables below reflect the uncapped amounts, subject to reduction in the circumstances described in this paragraph.

Potential Payments to Named Executive Officers Upon Occurrence of Various Termination Events or Change in Control as of January 30, 2026

The following tables reflect potential payments to the named executive officers other than Ms. Dilts and Mr. Deckard in various termination and change in control scenarios based on agreements and compensation, benefit and equity levels in effect on, and assuming the scenario was effective as of, January 30, 2026. Ms. Dilts is not included in a table below because she did not and will not receive any payments as a result of her voluntary termination without good reason in 2025. A separate table is provided below for Mr. Deckard to reflect actual payments made in 2025 or which may be made subsequent to 2025 subject to the conditions outlined above based upon his involuntary termination without cause during 2025. For stock valuations, we have used the closing price of our stock on the NYSE on January 30, 2026 ($143.43). The tables omit columns for any scenario that would not result in payments to any of the applicable named executive officers. The tables below report only amounts that are increased, accelerated or otherwise paid or owed as a result of the applicable scenario and, as a result, exclude earned but unpaid base salary through the employment termination date and equity awards, CDP/SERP Plan benefits, and Mr. Vasos's non-employee director cash deferral and 2023 NED RSUs deferral account balances, in each case that had vested prior to the event. For more information regarding the CDP/SERP Plan benefits and Mr. Vasos's non-employee director cash deferral and 2023 NED RSUs deferral, see "Nonqualified Deferred Compensation Fiscal 2025" above.

The tables also exclude any amounts that are available generally to all salaried employees and do not discriminate in favor of our executive officers. Other than with respect to Mr. Deckard, the amounts shown are merely estimates. We cannot determine actual amounts to be paid until a termination or change in control scenario occurs.

Potential Payments to Mr. Vasos

Item	Death ($)[1]	Disability ($)[1]	Before Appointment of Successor CEO Involuntary Without Cause or Voluntary With Good Reason ($)	Voluntary With Good Reason On or After Appointment of Successor CEO ($)	On or After Appointment of Successor CEO Voluntary Without Good Reason or Involuntary Without Cause ($)	Change in Control With Qualifying Termination or After 2023 Retirement ($)
Equity Vesting Due to Event	6,525,000	6,525,000	—	6,525,000	6,525,000	6,525,000
Cash Severance	6,020,167	—	9,900,000	9,900,000	6,020,167	15,920,167
Health Payment	—	—	35,205	35,205	—	35,205
Outplacement[2]	—	—	14,900	14,900	—	14,900
Life Insurance Proceeds	4,000,000	—	—	—	—	—
Total	**16,545,167**	**6,525,000**	**9,950,105**	**16,475,105**	**12,545,167**	**22,495,272**

(1)   In addition to the amounts reported above, depending upon the cause of death or loss suffered, Mr. Vasos may also be eligible to receive payment of up to $50,000 under our group accidental death and dismemberment program.

(2)   Estimated based on information provided by our outplacement services provider.

Payments to Mr. Deckard

Item	Payments in Connection with Termination ($)
Equity Vesting Due to Event	—
Cash Severance	3,609,467
Health Payment	32,751
Outplacement[1]	14,900
Total	**3,657,118**

(1)   Estimated based on information provided by our outplacement services provider.

Potential Payments to Messrs. Lau and Wenkoff and Mss. E. Taylor and R. Taylor

Name/Item	Death ($)[1]	Disability ($)[1]	Retirement ($)[2]	Involuntary Without Cause or Voluntary With Good Reason ($)[3]	Change in Control With Qualifying Termination ($)[4]
Mr. Lau					
Equity Vesting Due to Event[5]	5,580,240	5,580,240	—	—	5,433,391
Cash Severance	309,729	—	—	1,600,000	1,600,000
Health Payment	—	—	—	35,019	35,019
Outplacement[6]	—	—	—	14,900	14,900
Life Insurance Proceeds	2,000,000	—	—	—	—
Total	**7,889,969**	**5,580,240**	**—**	**1,649,919**	**7,083,310**
Ms. E. Taylor					
Equity Vesting Due to Event[5]	12,024,358	12,024,358	—	—	8,770,649
Cash Severance	1,282,017	—	—	1,997,194	1,997,194
Health Payment	—	—	—	23,880	23,880
Outplacement[6]	—	—	—	14,900	14,900
Life Insurance Proceeds	2,375,000	—	—	—	—
Total	**15,681,375**	**12,024,358**	**—**	**2,035,973**	**10,806,622**
Ms. R. Taylor					
Equity Vesting Due to Event[5]	11,730,040	11,730,040	5,222,860	—	8,476,331
Cash Severance	1,059,828	—	—	1,608,645	1,608,645
Health Payment	—	—	—	35,019	35,019
Outplacement[6]	—	—	—	14,900	14,900
Life Insurance Proceeds	1,937,000	—	—	—	—
Total	**14,726,868**	**11,730,040**	**5,222,860**	**1,658,564**	**10,134,894**
Mr. Wenkoff					
Equity Vesting Due to Event[5]	11,687,202	11,687,202	5,180,118	—	8,433,493
Cash Severance	1,060,370	—	—	1,609,467	1,609,467
Health Payment	—	—	—	35,019	35,019
Outplacement[6]	—	—	—	14,900	14,900
Life Insurance Proceeds	1,938,000	—	—	—	—
Total	**14,685,572**	**11,687,202**	**5,180,118**	**1,659,386**	**10,092,879**

(1) In addition to the amounts reported above, depending upon the cause of death or loss suffered, a named executive officer may also be eligible to receive payment of up to $50,000 under our group accidental death and dismemberment program.

(2) Ms. R. Taylor and Mr. Wenkoff meet the Normal Retirement requirements with respect to their 2022, 2023, 2024 and 2025 equity awards. None of the remaining named executive officers listed in the table were eligible for retirement on January 30, 2026.

(3) If, however, Mr. Lau is involuntarily terminated without cause following any change in the Company's Chief Executive Officer, the Lau Inducement RSUs shall become immediately vested and nonforfeitable with respect to 100% of the unvested Lau Inducement RSUs on the date of his termination. Assuming such event occurred as of January 30, 2026, the value of Mr. Lau's equity vesting due to such event is $3,524,362. See "Involuntary Termination without Cause."

(4) Reflects the value of accelerated equity vesting upon a "qualifying termination" after a change in control under the applicable award agreement, as well as the value of payments and benefits provided under the applicable employment agreement for involuntary termination without cause or voluntary termination with good reason with or without a change in control, which are types of "qualifying termination."

(5) For the portion of PSUs that are subject to performance for periods ending after January 30, 2026, the value included in the Death, Disability and Retirement columns assumes a target payout of 100% for the 2024 PSUs and a maximum payout of 200% for the 2025 PSUs, prorated for a death, disability or retirement termination scenario occurring on January 30, 2026.

(6) Estimated based on information provided by our outplacement services provider.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain of our financial performance. For further information concerning our variable pay-for-performance philosophy and how we align executive compensation with our performance, refer to "Compensation Discussion and Analysis."

| | | | | | | | Value of Initial Fixed $100 Investment Based on: | | | |
Year	Summary Compensation Table Total for CEO Todd J. Vasos ($)	Summary Compensation Table Total for Former CEO Jeffery C. Owen ($)	Compensation Actually Paid to CEO Todd J. Vasos ($)[1]	Compensation Actually Paid to Former CEO Jeffery C. Owen ($)[1]	Average Summary Compensation Table Total for Non-CEO Named Executive Officers ($)[2]	Average Compensation Actually Paid to Non-CEO Named Executive Officers ($)[1][2]	Total Shareholder Return ($)[3]	Peer Group Total Shareholder Return ($)[4]	Net Income ($)[5]	Adjusted EBIT ($)[6]
2025	8,163,197	—	19,500,388	—	7,441,208	11,382,792	79.72	208.90	1,512,311	2,486,710
2024	2,152,357	—	(5,684,648)	—	3,008,473	657,061	38.63	189.66	1,125,253	1,863,111
2023	8,980,117	6,912,197	(2,056,638)	(24,320)	2,255,670	(464,265)	72.32	136.08	1,661,274	2,597,313
2022	15,621,406	12,032,684	34,630,029	15,272,360	3,512,266	6,376,349	119.20	120.37	2,415,989	3,590,529
2021	16,618,873	—	30,774,890	—	3,891,597	6,426,452	105.81	118.71	2,399,232	3,455,592

(1)   Compensation Actually Paid reflects the value of equity calculated in accordance with the SEC methodology for determining Compensation Actually Paid for each year shown. The equity award valuations used in these calculations are consistent with, and do not materially differ from, the Company's practice of equity award valuation at grant date. For the PSUs tied to adjusted ROIC performance, change in fair value is based on the Company's estimate of the probable outcome of the adjusted ROIC performance goal for the relevant performance period as of the last day of the relevant fiscal year. The dollar amounts do not reflect the actual amounts of compensation earned by or paid to Messrs. Vasos or Owen or the actual average amount of compensation earned by or paid to our other named executive officers as a group during the applicable year. To calculate Compensation Actually Paid, the following amounts were deducted from and added to Summary Compensation Table total compensation:

CEO (Vasos) Summary Compensation Table Total to Compensation Actually Paid:

Year	Salary ($)	Bonus ($)	Stock and Option Awards ($)	Non-Equity Incentive Compensation ($)	All Other Compensation ($)[a]	Summary Compensation Table Total ($)	Deductions from Summary Compensation Table Total ($)[b]	Additions to Summary Compensation Table Total ($)[c]	Compensation Actually Paid ($)
2025	1,608,395	—	—	6,020,167	534,635	8,163,197	—	11,337,192	19,500,388
2024	1,400,054	—	—	214,849	537,454	2,152,357	—	(7,837,005)	(5,684,648)
2023	652,461	—	7,952,550	—	375,106	8,980,117	(7,952,550)	(3,084,205)	(2,056,638)
2022	1,391,720	—	11,517,337	2,520,000	192,349	15,621,406	(11,517,337)	30,525,960	34,630,029
2021	1,350,052	—	10,418,597	4,544,529	305,695	16,618,873	(10,418,597)	24,574,614	30,774,890

Former CEO (Owen) Summary Compensation Table Total to Compensation Actually Paid:

Year	Salary ($)	Bonus ($)	Stock and Option Awards ($)	Non-Equity Incentive Compensation ($)	All Other Compensation ($)[a]	Summary Compensation Table Total ($)	Deductions from Summary Compensation Table Total ($)[b]	Additions to Summary Compensation Table Total ($)[c]	Compensation Actually Paid ($)
2023	792,439	—	6,030,777	—	88,981	6,912,197	(6,030,777)	(905,740)	(24,320)
2022	962,310	—	9,629,223	1,344,299	96,852	12,032,684	(9,629,223)	12,868,899	15,272,360

Average Non-CEO Named Executive Officers Summary Compensation Table Total to Compensation Actually Paid (all amounts are averaged for each component of each relative year):

Year	Salary ($)	Bonus ($)	Stock and Option Awards ($)	Non-Equity Incentive Compensation ($)	All Other Compensation ($)[a]	Summary Compensation Table Total ($)	Deductions from Summary Compensation Table Total ($)[b]	Additions to Summary Compensation Table Total ($)[c]	Compensation Actually Paid ($)
2025	616,335	150,000	5,649,958	618,657	406,257	7,441,208	(5,649,958)	9,591,542	11,382,792
2024	755,393	—	2,098,180	58,235	96,666	3,008,473	(2,098,180)	(253,232)	657,061
2023	564,873	—	1,267,919	—	422,879	2,255,670	(1,267,919)	(1,452,017)	(464,265)
2022	711,643	—	2,004,911	675,264	120,448	3,512,266	(2,004,911)	4,868,994	6,376,349
2021	718,426	—	1,740,541	1,340,080	92,551	3,891,597	(1,740,541)	4,275,396	6,426,452

(a)   Reflects "All Other Compensation" reported in the Summary Compensation Table for each year shown.

(b) Represents the grant date fair value of equity-based awards granted each year. We did not report a change in pension value for any of the years reflected in this table, therefore a deduction from the Summary Compensation Table total related to pension value was not required.

(c) Reflects the value of equity calculated in accordance with the SEC's methodology for determining Compensation Actually Paid for each year shown.

The following table includes supplemental data for the calculation resulting in the equity component of Mr. Vasos's Compensation Actually Paid for the periods indicated:

Year	Addition of Fair Value of Current Year Equity Awards Unvested at Fiscal Year End ($)	Addition of Change in Fair Value of Prior Years' Equity Awards Unvested at Fiscal Year End ($)	Addition of Change in Fair Value of Prior Years' Equity Awards That Vested in Fiscal Year ($)	Equity Value Included in Compensation Actually Paid ($)
2025	—	11,242,500	94,692	11,337,192
2024	—	(9,971,297)	2,134,292	(7,837,005)
2023	12,092,500	(11,953,353)	(3,223,353)	(3,084,205)
2022	18,548,895	7,315,148	4,661,916	30,525,960
2021	20,063,063	2,900,588	1,610,963	24,574,614

The following table includes supplemental data for the calculation resulting in the equity component of Mr. Owen's Compensation Actually Paid for the period indicated:

Year	Addition of Fair Value of Current Year Equity Awards Unvested at Fiscal Year End ($)	Addition of Change in Fair Value of Prior Years' Equity Awards Unvested at Fiscal Year End ($)	Addition of Change in Fair Value of Prior Years' Equity Awards That Vested in Fiscal Year ($)	Equity Value Included in Compensation Actually Paid ($)
2023	—	—	(905,740)	(905,740)
2022	10,142,910	1,682,984	1,043,005	12,868,899

The following table includes supplemental data for the calculation resulting in the equity component of the non-CEO named executive officers' average Compensation Actually Paid for the periods indicated:

Year	Additions of Average Fair Value of Current Year Equity Awards Unvested at Fiscal Year End ($)	Additions of Average Change in Fair Value of Prior Years' Equity Awards Unvested at Fiscal Year End ($)	Additions of Average Change in Fair Value of Prior Years' Equity Awards That Vested in Fiscal Year ($)	Average Equity Value Included in Compensation Actually Paid ($)
2025	8,838,276	669,486	83,780	9,591,542
2024	158,419	(613,214)	201,564	(253,232)
2023	353,167	(1,418,895)	(386,289)	(1,452,017)
2022	3,168,564	1,048,097	652,334	4,868,994
2021	3,351,740	535,079	388,578	4,275,396

(2) Named executive officers (other than the CEO) for each fiscal year are:

2025 Other Named Executive Officers	2024 Other Named Executive Officers	2023 Other Named Executive Officers	2022 Other Named Executive Officers	2021 Other Named Executive Officers
Donny H. Lau, Executive Vice President & Chief Financial Officer	Kelly M. Dilts, Executive Vice President & Chief Financial Officer	Kelly M. Dilts, Executive Vice President & Chief Financial Officer	John W. Garratt, President & Chief Financial Officer	John W. Garratt, Executive Vice President & Chief Financial Officer
Kelly M. Dilts, Former Executive Vice President & Chief Financial Officer	Emily C. Taylor, Executive Vice President & Chief Merchandising Officer	John W. Garratt, Former President & Chief Financial Officer	Emily C. Taylor, Executive Vice President & Chief Merchandising Officer	Jeffery C. Owen, Chief Operating Officer
Emily C. Taylor, Chief Operating Officer	Rhonda M. Taylor, Executive Vice President & General Counsel	Emily C. Taylor, Executive Vice President & Chief Merchandising Officer	Rhonda M. Taylor, Executive Vice President & General Counsel	Rhonda M. Taylor, Executive Vice President & General Counsel
Rhonda M. Taylor, Executive Vice President & General Counsel	Steven R. Deckard, Executive Vice President, Strategy & Development	Rhonda M. Taylor, Executive Vice President & General Counsel	Carman R. Wenkoff, Executive Vice President & Chief Information Officer	Carman R. Wenkoff, Executive Vice President & Chief Information Officer
Carman R. Wenkoff, Executive Vice President & Chief Information Officer		Carman R. Wenkoff, Executive Vice President & Chief Information Officer		
Steven R. Deckard, Former Executive Vice President, Strategy & Development		Antonio Zuazo, Former Executive Vice President, Global Supply Chain		

(3)   Cumulative total shareholder return ("TSR") is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between our share price at the end and the beginning of the measurement period by our share price at the beginning of the measurement period.

(4)   Represents the peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the following published industry index: S&P 500 Consumer Staples Distribution & Retail Index.

(5)   The dollar amounts reported represent the amount of net income (in thousands) reflected in our audited financial statements for the applicable year.

(6)   The dollar amounts reported are shown in thousands. Adjusted EBIT is defined in "Compensation Discussion and Analysis—Elements of Named Executive Officer Compensation—Short-Term Cash Incentive Plan—2025 Teamshare Structure." All amounts for prior years have been calculated using this Adjusted EBIT definition. While we use several financial performance measures for the purpose of evaluating performance for our compensation programs, we have determined that adjusted EBIT, in our assessment, represents the most important financial performance measure (that is not otherwise required to be disclosed in the table) used to link compensation actually paid to our named executive officers, for the most recently completed fiscal year, to Company performance.

Financial Performance Measures

As described in greater detail in "Compensation Discussion and Analysis," our executive compensation program reflects a variable pay for performance philosophy. The financial metrics that the CHCM Committee selects for both our short-term cash incentive plan and our long-term equity incentive program are selected in order to fulfill our pay for performance philosophy and to align the interests of our named executive officers and our shareholders. Our most important financial performance measures for linking executive compensation actually paid to our named executive officers, for the most recently completed fiscal year, to our performance are as follows:

Adjusted EBIT
Net Sales
Adjusted EBITDA
Adjusted ROIC

Adjusted EBIT, Net Sales, adjusted EBITDA, and adjusted ROIC are defined in the discussions of the 2025 Teamshare structure, the 2025 annual equity award structure and the completed 2023-2025 performance period with respect to the 2023 PSU awards, as applicable, all of which can be found under "Elements of Named Executive Officer Compensation" within "Compensation Discussion and Analysis" above.

Relationship Between Compensation Actually Paid and Performance Measures

The charts below show, for the past five years, the relationship between the CEO and non-CEO compensation actually paid and our (1) cumulative TSR, (2) net income, and (3) adjusted EBIT, as well as the relationship of our cumulative TSR relative to the cumulative TSR of the peer group.







The above disclosures under "Pay Versus Performance" should not be deemed incorporated by reference into any other Dollar General filing under the Exchange Act, except to the extent Dollar General specifically incorporates such disclosures by reference therein.

Pay Ratio Disclosure

As required by Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and our Chief Executive Officer (our "CEO"). This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below.

The fiscal 2025 annual total compensation of the median compensated employee (a full-time store associate) of our temporary, part-time and full-time employee base who were employed as of the last day of our 2025 fiscal year (January 30, 2026), other than our CEO, calculated in accordance with the rules applicable to the Summary Compensation Table, was $18,876, and our CEO's fiscal 2025 annual total compensation was $8,163,197, resulting in a ratio of 1:432.

As of January 30, 2026, our total population, excluding the CEO, consisted of 186,064 compensated employees, of which 253 were located in non-U.S. jurisdictions as follows: Mexico (147); China (96); Hong Kong (9); and Turkey (1). As permitted by SEC rules, we excluded all such 253 non-U.S. employees. After applying this exemption, the employee population used to identify the median employee consisted of 185,811 temporary, part-time and full-time employees located solely in the U.S.

To identify the median compensated employee, we used W-2 Box 5 Medicare wages for the period from February 1, 2025 (the first day of our 2025 fiscal year) through January 30, 2026 (the last day of our 2025 fiscal year), with such amounts annualized for those permanent employees who did not work for the full year.

The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Compensation Committee Interlocks and Insider Participation

None of Mr. McGuire, Mr. Bryant or Ms. Scarlett, each of whom was a member of our CHCM Committee during all or a portion of 2025: (1) was at any time during 2025 an officer or employee, or was at any time prior to 2025 an officer, of Dollar General or any of our subsidiaries; or (2) had any relationship requiring disclosure under "Transactions with Management and Others." Also, none of our executive officers currently serves or served at any time during 2025 as a director or compensation committee (or equivalent committee) member of any entity that had an executive officer serving as a Dollar General director or CHCM Committee member.

Compensation Risk Considerations

In March 2026, the CHCM Committee reviewed a risk assessment of our compensation program for employees, including executive officers, prepared by its compensation consultant with input from management. The assessment included a review of our compensation programs for certain design features which could potentially encourage excessive risk-taking or otherwise create risk to Dollar General. The CHCM Committee concluded, after considering the degree to which risk-aggravating factors were offset by risk-mitigating factors, that the net risks created by our overall compensation program are not reasonably likely to have a material adverse effect on Dollar General.

ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION (ITEM 2 ON THE BALLOT)

In accordance with Section 14A of the Exchange Act, we annually allow our shareholders to vote, on an advisory and nonbinding basis, on the compensation paid to our named executive officers as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K. Accordingly, you may vote on the following resolution at the annual meeting: "**RESOLVED, that the shareholders approve, on an advisory basis, the compensation of Dollar General's named executive officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosures in this Proxy Statement.**"

As discussed in detail in "Compensation Discussion and Analysis," the CHCM Committee actively oversees our executive compensation program, adopting changes and awarding compensation as appropriate to reflect Dollar General's circumstances and to promote the main objectives of the program. Our executive compensation program is designed with the goal of serving our shareholders' long-term interests. The program rewards our named executive officers for the achievement of specific annual and long-term goals and the realization of increased shareholder value. We believe that offering a competitive compensation package is vital to attract, retain, and motivate experienced and appropriately qualified executives.

We firmly believe that the information we have provided in this Proxy Statement demonstrates that our executive compensation program was designed appropriately and is working to ensure alignment of management's and shareholders' interests to support long-term value creation.

This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers. This vote also is not a vote on director compensation, as described under "Director Compensation," or on our compensation policies as they relate to risk management, as described under "Compensation Risk Considerations" in the "Executive Compensation" section.

Our Board of Directors is asking our shareholders to indicate their support for our named executive officer compensation as described in this Proxy Statement in accordance with SEC rules by voting for this proposal. Because the vote on this proposal is advisory in nature, it will not affect any compensation already paid or awarded and will not be binding on or overrule any decisions by the CHCM Committee or the Board. Nonetheless, our Board and the CHCM Committee value our shareholders' views and intend to consider the outcome of the vote, along with other relevant factors, when making future named executive officer compensation decisions.

At our annual meeting of shareholders held on May 31, 2023, our shareholders expressed a preference that advisory votes on executive compensation occur every year. Consistent with this preference, our Board of Directors implemented an annual advisory vote on executive compensation until the next advisory vote on the frequency of shareholder votes on executive compensation, which will occur at the 2029 annual meeting.

 Our Board of Directors unanimously recommends that shareholders vote **FOR** the approval of the compensation of our named executive officers as disclosed in this Proxy Statement.

SECURITY OWNERSHIP

The following tables show the amount of our common stock beneficially owned by the listed persons as of March 19, 2026. Percentage computations are based on 220,226,320 shares of our common stock outstanding as of March 19, 2026, unless otherwise noted.

Security Ownership of Certain Beneficial Owners

The following table pertains to shareholders known to us on March 19, 2026, to beneficially own more than 5% of our common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The Vanguard Group[1]	25,071,171	11.4%
BlackRock, Inc.[2]	15,235,517	6.9%
State Street Corporation[3]	11,017,790	5.0%

(1)   The Vanguard Group has shared power to vote or direct the vote of 296,570 shares, sole power to dispose or direct the disposition of 24,121,429 shares, and shared power to dispose or direct the disposition of 949,742 shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355. All information is based solely on Amendment No. 11 to Statement on Schedule 13G filed on February 13, 2024.

(2)   BlackRock, Inc., through certain of its and its subsidiaries' and affiliates' business units, has sole power to vote or direct the vote of 13,740,097 shares and sole power to dispose or direct the disposition of 15,235,517 shares. The address of BlackRock, Inc. is 50 Hudson Yards, New York, New York 10001. All information is based solely on Amendment No. 10 to Statement on Schedule 13G filed on April 17, 2025.

(3)   State Street Corporation has shared power to vote or direct the vote of 6,985,809 shares and shared power to dispose or direct the disposition of 11,017,002 shares. The address of State Street Corporation is One Congress Street, Suite 1, Boston, Massachusetts 02114. All information is based solely on Statement on Schedule 13G filed on February 9, 2026.

Security Ownership of Officers and Directors

The following table pertains to our directors, nominees and named executive officers individually and our current directors and executive officers as a group. Unless otherwise noted, to our knowledge these persons have sole voting and investment power over the shares listed and none of the shares are pledged as security. These persons may be contacted at our executive offices.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1][2]	Percent of Class
Warren F. Bryant[3]	45,096	*
Michael M. Calbert[4]	124,229	*
Ana M. Chadwick[5]	5,246	*
Gregory H. Hicks	—	*
Timothy I. McGuire	15,443	*
David P. Rowland	4,733	*
Debra A. Sandler	5,574	*
Ralph E. Santana	6,701	*
Kathleen M. Scarlett	3,697	*
Todd J. Vasos	358,265	*
Donny H. Lau	2,951	*
Kelly M. Dilts	—	*
Emily C. Taylor	123,036	*
Rhonda M. Taylor	153,545	*
Carman R. Wenkoff	167,008	*
Steven R. Deckard	—	*
All current directors and executive officers as a group (18 persons)[3][4][5]	1,345,359	*

* Denotes less than 1% of class.

(1) Share totals have been rounded to the nearest whole share.

(2) Includes the following number of shares (1) underlying RSUs (including RSUs credited, where applicable, as a result of dividend equivalents earned with respect to the RSUs) and earned PSUs, in each case that are or could be settleable within 60 days of March 19, 2026, over which the person will not have voting or investment power until the applicable RSUs and PSUs are settled, and (2) subject to options exercisable either currently or within 60 days of March 19, 2026, over which the person will not have voting or investment power until exercised: Mr. Bryant (4,309 RSUs); Mr. Calbert (34,020 RSUs); Ms. Chadwick (3,786 RSUs); Mr. McGuire (2,109 RSUs); Mr. Rowland (4,673 RSUs); Ms. Sandler (3,872 RSUs); Mr. Santana (2,109 RSUs); Ms. Scarlett (2,109 RSUs); Mr. Vasos (926 RSUs; 221,402 options); Ms. E. Taylor (11,343 RSUs; 11,344 PSUs; 87,813 options); Ms. R. Taylor (11,343 RSUs; 11,344 PSUs; 91,393 options); Mr. Wenkoff (11,343 RSUs; 11,344 PSUs; 135,169 options); and all current directors and executive officers as a group (125,773 RSUs; 61,942 PSUs; 759,550 options). Such shares are considered outstanding for computing the percentage owned by each named person and by the group but not for any other person. Excludes shares underlying RSUs that are vested but deferred at the election of Mr. Calbert and Ms. Sandler, but over which such persons will not have voting or investment power until the applicable RSUs are settled on a date that is later than 60 days after March 19, 2026.

(3) Mr. Bryant may be deemed to share voting and investment power over 425 shares held by the Christopher W. Bryant Legacy Trust and 425 shares held by the Jennifer M. Bryant Legacy Trust.

(4) Mr. Calbert shares voting and investment power over 90,209 shares with his spouse, Barbara Calbert, as co-trustee of The Michael and Barbara Calbert 2007 Joint Revocable Trust.

(5) Ms. Chadwick shares voting and investment power over 120 shares with her spouse, Tomás Chadwick.

AUDIT COMMITTEE REPORT

The Audit Committee of our Board of Directors has:

- reviewed and discussed with management the audited financial statements for the fiscal year ended January 30, 2026,

- discussed with Ernst & Young LLP, our independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC,

- received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and

- discussed with Ernst & Young LLP the independence of Ernst & Young LLP.

Based on these reviews and discussions, the Audit Committee unanimously recommended to our Board of Directors that Dollar General's audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended January 30, 2026, for filing with the SEC.

This report has been furnished by the members of the Audit Committee:

- Ana M. Chadwick, Chairperson

- Warren F. Bryant

- Michael M. Calbert

- Debra A. Sandler

The above Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Dollar General filing under the Securities Act of 1933 or the Exchange Act, except to the extent Dollar General specifically incorporates this report by reference therein.

FEES PAID TO AUDITORS

The table below lists the aggregate fees for professional audit services rendered to us by Ernst & Young LLP for the audit of our consolidated financial statements for the past two fiscal years and fees billed for other services rendered by Ernst & Young LLP during the past two fiscal years. Information related to audit fees for 2025 includes amounts billed through January 30, 2026, and additional amounts estimated to be billed for the 2025 period for services rendered.

Service	2025 Aggregate Fees Billed ($)	2024 Aggregate Fees Billed ($)
Audit Fees[1]	3,121,263	3,055,645
Audit-Related Fees[2]	728,697	—
Tax Fees[3]	1,958,665	1,961,855
All Other Fees[4]	7,200	7,200

(1) Represents for each fiscal year the aggregate fees billed for professional services for the audit of our annual financial statements and review of financial statements included in our Forms 10-Q and services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) Represents for each fiscal year the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. Audit-related fees for 2025 were incurred for pre-implementation review services performed in connection with our Oracle implementation.

(3) Represents for each fiscal year the aggregate fees billed for professional services for tax compliance, tax advice and tax planning. Fees for 2025 and 2024 relate primarily to tax compliance services, which represented $1,922,740 and $1,906,896 in 2025 and 2024, respectively, for work related to work opportunity tax credit assistance, federal jobs credits and state tax credit assistance, foreign sourcing offices' tax compliance, and annual tax basis inventory calculations assistance. Fees for 2025 and 2024 were also incurred for income tax advisory services and, for 2024, tax advisory services related to start up services related to Mexico.

(4) Represents for each fiscal year the aggregate fees billed for other products and services, which in each year consisted solely of subscription fees to an on-line accounting research tool.

The Audit Committee pre-approves all audit and permissible non-audit services provided by our independent auditor. Where feasible, the Audit Committee considers and, when appropriate, pre-approves services at regularly scheduled meetings after disclosure by management and the independent auditor of the nature of the proposed services, the estimated fees (when available), and their opinions that the services will not impair the independence of the independent auditor. The Audit Committee's Chairperson (or any Audit Committee member if the Chairperson is unavailable) may pre-approve such services between Audit Committee meetings and must report to the Audit Committee at its next meeting with respect to all services so pre-approved. The Audit Committee (or its Chairperson) pre-approved 100% of the services provided by Ernst & Young LLP during 2025 and 2024.

RATIFICATION OF APPOINTMENT OF AUDITORS (ITEM 3 ON THE BALLOT)

Who is responsible for the selection of the independent auditor?

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor.

Is the Audit Committee involved in the lead audit partner selection process?

Yes. Prior to the selection of a lead audit partner, the Chairperson of the Audit Committee, typically one additional Audit Committee member, and the Chairman of the Board interview the candidates. Following the interviews, the Audit Committee discusses each candidate's credentials, experience level and independence prior to making the final selection.

Does the Audit Committee evaluate the independent auditor and the lead audit partner?

Yes. The Audit Committee annually evaluates the lead audit partner, as well as the independent auditor's qualifications, performance and independence. The evaluation, which includes the input of management, entails consideration of a broad range of factors, including the quality of services and sufficiency of resources that have been provided; the skills, knowledge and experience of the firm and the audit team; the effectiveness and sufficiency of communications and interactions; independence and level of objectivity and professional skepticism; reasonableness of fees; and other factors.

Who has the Audit Committee selected as the independent auditor?

After conducting the evaluation process discussed above, the Audit Committee selected Ernst & Young LLP as our independent auditor for the 2026 fiscal year. Ernst & Young LLP has served in that capacity since October 2001. The Audit Committee and our Board of Directors believe that the continued retention of Ernst & Young LLP is in the best interests of Dollar General and our shareholders and request that shareholders vote for the ratification of Ernst & Young LLP as our independent auditor for the 2026 fiscal year.

What are the benefits of a longer-tenured independent auditor?

A longer-tenured auditor possesses institutional knowledge of our business operations, accounting policies and practices, personnel and internal control over financial reporting, which enhances the efficiency and quality of the audit process. In addition, we are able to negotiate a competitive fee structure due to the auditing firm's deep knowledge and familiarity with Dollar General. There would be substantial additional fees required in changing audit firms.

Will representatives of Ernst & Young LLP attend the annual meeting?

Representatives of Ernst & Young LLP have been requested and are expected to attend the annual meeting. These representatives will have the opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

What if shareholders do not ratify the appointment of the independent auditor?

The Audit Committee is not bound by a vote either for or against the firm. If the shareholders do not ratify this appointment, the Audit Committee will consider that result in selecting our independent auditor in the future.

 **FOR** Our Board of Directors unanimously recommends that shareholders vote **FOR** the ratification of Ernst & Young LLP as our independent auditor for the 2026 fiscal year.

SHAREHOLDER PROPOSAL: **Amendment to Director Resignation Policy** (ITEM 4 ON THE BALLOT)

Introduction and Board of Directors' Recommendation

John Chevedden (the "Proponent") located at 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, has notified us that he intends to present the shareholder proposal set forth below ("Proposal 4") at the annual meeting. The Proponent has provided us with documentation indicating that he has beneficially owned at least 40 shares of our common stock for at least three years. Proposal 4 will be voted upon at the annual meeting if the Proponent or his qualified representative properly presents Proposal 4 at the annual meeting.

Dollar General is not responsible for the accuracy or content of Proposal 4, which is printed verbatim as received in accordance with SEC rules, and we have not endeavored to correct any typographical errors it may contain. Proposal 4 may contain assertions about Dollar General that we believe are incorrect, and we have not tried to refute all such inaccuracies in our response.

 Our Board of Directors unanimously recommends that shareholders vote **AGAINST** Proposal 4 for the reasons set forth in the Board's Statement in Opposition, which follows Proposal 4.

Shareholder Proposal

Proposal 4 — Directors Who Fail To Obtain A Majority Vote



Shareholders request that the Board of Directors take the necessary steps to ensure that directors who fail to obtain a majority vote in a future uncontested shall leave the board as soon as possible but in no case shall such directors serve more than 9-months on the Board after such failed election.

A vote of rejection by Dollar General shareholders needs to be respected. DG shareholders often only vote on 3 Company items a year. The least that DG can do is to respect all shareholder votes. If DG accepts shareholder approval of its executive pay then DG should be prepared to accept shareholder rejection of a director.

9-months is adequate time for DG to find a highly qualified replacement director. This proposal will give DG directors more of an incentive to perform.

Now is a good time to improve shareholder oversight of DG. DG stock was at $262 in 2022 and was only at $98 in late 2025 despite a robust stock market.

DG faces challenges and DG shareholders may believe that board refreshment is a way to address challenges. DG shareholder efforts at board refreshment could be thwarted if DG can ignore DG shareholders when shareholders reject a director.

These are some of the challenges facing DG:

DG announced plans to close 96 of its namesake stores and 45 pOpshelf locations to strengthen its business foundation and improve performance. These closures resulted in charges of $232 million for DG.

CEO Todd Vasos reported that DG's primary customers (earning under $40,000 annually) continued to experience worsening financial situations due to inflation. Some customers reported having to sacrifice even necessities.

DG's leadership did not expect the challenging macro economic environment for its core customer base to improve significantly in 2025, forecasting a muted year ahead.

There were warnings that potential new tariffs on imported goods could lead to price increases, further pressuring both customers and demand.

While sales grew, profitability remained compressed in the near term as DG worked to normalize inventory levels and manage costs, with DG operating margins not expected to fully recover for several years.

A class-action lawsuit settlement was proposed regarding California labor laws, and DG faced an electronic protest led by a pastor over allegations of systemic exploitation of workers and communities.

Please vote for Proposal 4

Board of Directors' Statement in Opposition to Proposal 4

Our Board of Directors has carefully considered Proposal 4 and believes it is not in the best interests of the Company and our shareholders. For the reasons outlined below, our Board unanimously recommends that shareholders vote **AGAINST** Proposal 4.

We Already Have a Robust Majority Voting Standard and Director Resignation Policy.

Our Board of Directors values the input of our shareholders and is committed to strong corporate governance and accountability in director elections. As a result, at our 2013 annual meeting of shareholders, our Board recommended and our shareholders approved an amendment to our Charter to replace the plurality voting standard with a majority voting standard in uncontested elections of directors. Under the majority voting standard, each director must receive a majority of the votes cast with respect to his or her election to be elected. This standard underscores our focus on sound corporate governance and provides for a greater level of accountability of directors to shareholders. In addition, the majority voting standard aligns with prevailing practice among S&P 500 companies.

Under Tennessee law, an incumbent director continues in office (or "holds over") until his or her successor is elected and qualified, even if the director does not receive majority support in an uncontested election. To mitigate against concerns regarding the possibility of having holdover directors and to further promote accountability and transparency to our shareholders, our Board coupled the majority voting standard with a director resignation policy set forth in our Corporate Governance Guidelines. This resignation policy requires any director nominee who does not receive majority support in an uncontested election to promptly tender his or her resignation. In such an event, our Board, taking into account the recommendation of the NGCR Committee, must determine whether to accept or reject the resignation or whether other action should be taken. When making this determination our Board may consider any factors or other information it considers appropriate and relevant and will publicly disclose its decision and the related rationale. We believe this process provides a balanced and thoughtful approach that ensures our Board respects the voting decisions of our shareholders but has the discretion to act in what it believes to be the best interests of the Company and our shareholders.

Proposal 4 Would Unduly Restrict Our Board of Directors in Exercising its Fiduciary Duties in Determining Whether to Accept a Director's Resignation.

Our Board of Directors believes it is critically important to maintain flexibility to choose the right mix of qualifications, expertise, backgrounds and characteristics represented on our Board to support our long-term strategy and effectively respond to changing circumstances. Proposal 4 requests that our Board take steps to ensure that directors who have not received majority support in an

uncontested election "leave the board as soon as possible but in no case ... more than 9-months" after the vote. Proposal 4 would thereby mandate that our Board accept the resignation of a director who did not receive majority support regardless of the relevant facts and circumstances. Under Tennessee law, the decision whether to accept a director's resignation in the extraordinary event that he or she fails to receive majority support is a business decision with respect to which our Board must act in a manner consistent with its fiduciary duties. Those fiduciary duties require our Board to act in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner our Board reasonably believes to be in the best interests of the Company and our shareholders. Because Proposal 4 would require our Board to accept the resignation of a director who does not receive majority support in all cases regardless of the facts and circumstances, Proposal 4 would prevent our Board from exercising informed judgment, effectively force our Board to abdicate its responsibility to carry out its fiduciary duties to the Company and our shareholders, and potentially interfere with our Board's functioning at a critical time.

In contrast, our existing director resignation policy enables our Board to engage in a thoughtful and deliberative process to assess the factors underlying a director's failure to obtain a majority vote and to evaluate whether such factors support a conclusion that it is in the best interests of the Company and our shareholders to accept the director's resignation. This process may include engaging with shareholders and considering alternatives to address and cure the underlying factors which resulted in the director's failure to receive the necessary votes for re-election, without the need for a director to automatically leave our Board and potentially cause our Board to lose valuable expertise, violate regulatory requirements and disrupt its continuity. For example, concerns regarding director time commitments might be addressed by a director reducing other commitments without leaving our Board. We believe providing our Board with the flexibility to exercise its discretion and make an informed business decision regarding whether to accept the resignation of a director who does not receive a majority of the votes cast, based on the specific facts and circumstances, as our existing policy allows, is consistent with our Board's fiduciary duties and in the best interests of the Company and our shareholders.

Our Directors Have Consistently Received Strong Shareholder Support.

Over the years, our shareholders have consistently expressed strong support for our Board of Directors through their voting at our annual meeting of shareholders and during our annual shareholder engagement. At our 2025 annual meeting, every director received over 95% support, and, since we adopted majority voting in 2013, none of our directors has failed to receive majority support and the lowest support for any of our directors has been 71% in 2019. We believe this high level of support demonstrates our shareholders' confidence in the competence and accountability of our Board.

Our Existing Corporate Governance Policies and Practices Ensure Accountability and Responsiveness to Shareholders and Promote Effective Board Leadership and Oversight.

Our Board of Directors has consistently demonstrated responsiveness to our shareholders and adopted many corporate governance policies and practices which promote accountability. Our Board regularly reviews these policies and practices, considering market practices, trends and shareholder feedback, and takes action when it is deemed advisable and in the Company's and our shareholders' best interests. In addition to the majority voting standard with a director resignation policy for uncontested elections, our Board has adopted a wide range of practices which promote effective Board leadership and oversight and provide means for shareholders to address concerns with our Board, including:

- **Active and Extensive Shareholder Engagement Program:** We regularly engage with a broad base of our shareholders to solicit feedback on a wide variety of matters, including among others, shareholder rights, corporate governance, financial performance, strategy, risk management and oversight, executive compensation, and social responsibility and sustainability matters. Our Board and management team consider these viewpoints when determining disclosure and policy enhancements and other responsive actions, and we report on our focused outreach efforts annually in our proxy statement. During our annual shareholder outreach in 2025, we continued to receive consistently positive feedback on the quality of our Board.

- **Proxy Access:** Our proxy access right allows shareholders meeting certain customary requirements to include director nominations in our proxy statement.

- **Majority-Independent Board Led by an Independent Board Chairman:** All of our directors are independent except our CEO, and all four standing Board committees are comprised exclusively of independent directors. We maintain separate Chairman of the Board and CEO positions, and the Chairman is an independent director.

- **Robust Board Refreshment and Evaluation Practices:** We regularly refresh our Board composition taking into account our current and anticipated strategies and priorities. Our Board reflects a balance of experience and fresh perspectives. We have added three new

independent directors in the last four years and have nominated an additional independent, highly qualified director for election at this year's annual meeting. We employ a thorough annual evaluation process for our Board, Board committees, and individual independent directors, using a third-party facilitator at least once every three years. This evaluation process is overseen by the NGCR Committee and forms part of the basis for director re-nomination decisions.

- **Annual "Say-On-Pay" Advisory Vote:** We hold an annual advisory vote on executive compensation to allow shareholders the opportunity to express their views on executive compensation.

- **Annual Board Elections:** All of our directors are elected annually by our shareholders.

- **Equal Voting Rights for All Shareholders and No Supermajority Voting Provisions:** We have equal voting rights for all shareholders, and our Charter and Bylaws do not contain provisions requiring more than a simple or absolute majority vote for any issue.

- **No Shareholder Rights Plan:** We do not maintain a shareholder rights plan, commonly referred to as a "poison pill."

- **Publicized Board Communication Mechanisms:** We publish on our website Board-approved methods for shareholders and other interested parties to communicate directly with our Board, a particular director, or the non-management directors or independent directors as a group.

Our strong corporate governance practices and record of responsiveness to shareholder feedback demonstrate our commitment to considering and adopting practices our Board determines are in the best interests of the Company and our shareholders.

Conclusion

In summary, our Board of Directors opposes Proposal 4 because: (a) we already have a robust majority voting standard and director resignation policy that appropriately allows our Board to exercise its fiduciary duties to act in the best interests of the Company and our shareholders; (b) we have a history of nominating and electing highly qualified directors who have consistently received strong shareholder support; and (c) our Board has a demonstrated record of responsiveness to our shareholders and adopted numerous corporate governance policies and practices which promote accountability and oversight and provide means for shareholders to address concerns with our Board.



Our Board of Directors unanimously recommends that shareholders vote **AGAINST** Proposal 4.

SHAREHOLDER PROPOSAL: **Report on Feasibility of Adopting Comprehensive Human Rights Policy** (ITEM 5 ON THE BALLOT)

Introduction and Board of Directors' Recommendation

Lead filer, Mercy Investment Services, Inc., located at 2039 North Geyer Road, St. Louis, MO 63131, along with co-filers Sisters of St. Joseph of Peace, Portico Benefit Services and Schroder Unit Trust Limited (collectively, the "Proponents"), have notified us that a representative of the Proponents intends to present the shareholder proposal set forth below ("Proposal 5") at the annual meeting. The lead filer has provided us with documentation indicating that it has been the beneficial owner of at least $2,000 in market value of our common stock for at least three years. Proposal 5 will be voted upon at the annual meeting if a qualified representative of the Proponents properly presents Proposal 5 at the annual

meeting. We will promptly provide the addresses and stock ownership information (to our knowledge) of all co-filers upon a shareholder's oral or written request directed to our Corporate Secretary.

Dollar General is not responsible for the accuracy or content of Proposal 5, which is printed verbatim as received in accordance with SEC rules, and we have not endeavored to correct any typographical errors it may contain. Proposal 5 may contain assertions about Dollar General that we believe are incorrect, and we have not tried to refute all such inaccuracies in our response.

 **AGAINST** Our Board of Directors unanimously recommends that shareholders vote **AGAINST** Proposal 5 for the reasons set forth in the Board's Statement in Opposition, which follows Proposal 5.

Shareholder Proposal

Resolved: Shareholders request the Board of Directors report to shareholders on the feasibility of adopting a comprehensive Human Rights Policy stating the Company's commitment to respect human rights, in alignment with international human rights standards, throughout its operations and value chain.

Whereas: The United Nations Guiding Principles on Business and Human Rights establish the corporate responsibility to respect internationally recognized human rights, including rights to freedom of association and collective bargaining, a safe and healthy working environment, and just and favorable remuneration.

After investors filed a proposal last year asking for the adoption of a comprehensive human rights policy, but before the AGM, Dollar General Corporation ("Dollar General") adopted a "Human Rights Policy"[1] lacking an explicit commitment to respect human rights within its operations and requiring only suppliers to comply with human rights standards. In an exempt solicitation,[2] investors highlighted gaps between Dollar General's policies and human rights standards. The 22% shareholder support for

the 2025 proposal despite Dollar General's adoption of a policy suggests that it falls short of investor expectations.

Peers with comprehensive human rights policies include Dollar Tree,[3] Target,[4] Walmart,[5] Costco,[6] and Big Lots.[7] Each explicitly seeks to align with international human rights standards, demonstrating that this is a best practice for the retail industry.

Dollar General issued a safety report[8] in 2024; investors and workers criticized the inadequate stakeholder engagement process and selection of an auditor with an anti-union reputation.[9] Auditors visited only 12 of over 20,000 stores and did not recommend significant changes, despite indications that Dollar General practices do not align with international human rights standards:

- The National Labor Relations Board ruled in 2023 that Dollar General engaged in "blatant hallmark unfair labor practices" against Connecticut workers attempting to organize, including unlawful termination, surveillance, interrogation, and threatening store closures.[10]

---

[1] https://www.dollargeneral.com/content/dam/dg/assets/landing-pages/public-relations/corporate-social-responsibility/documents/DG_HumanRightsPolicyMarch2025.docx.pdf
[2] https://www.iccr.org/wp-content/uploads/2025/04/Dollar-General-Human-Rights-Policy-Exempt-Solicitation-2025-FINAL-1.pdf
[3] https://www.dollartree.com/file/general/Human_Rights_Policy.pdf
[4] https://corporate.target.com/sustainability-governance/responsible-supply-chains/human-rights
[5] https://corporate.walmart.com/policies
[6] https://mobilecontent.costco.com/live/resource/img/static-us-landing-pages/HumanRightsStatement.pdf
[7] https://assets.biglots.com/is/content/biglots/BigLotsHumanRightsPolicyFINAL2023.03v2pdf
[8] https://www.dollargeneral.com/content/dam/dg/assets/landing-pages/public-relations/corporate-social-responsibility/Dollar_General_Safety_Audit_2024.pdf
[9] https://laborlab.us/jackson_lewis_the_notorious_law_firm_at_the_forefront_of_union_busting/
[10] https://www.nlrb.gov/news-outreach/news-story/region-1-boston-wins-administrative-law-judge-decision-finding-dollar

- The Occupational Safety and Health Administration (OSHA) named Dollar General a "Severe Violator" in 2022 for willful, repeat, and serious workplace safety violations.[11] Dollar General's 2024 settlement with OSHA[12] imposed $12 million in penalties and mandated safety improvements. In 2025, Dollar General received 4 additional fines.[13]

- News reports show that from 2022 to 2024, 80 shootings took place at Dollar Generals nationwide, with 107 victims and 41 fatalities, including five employees killed.[14]

- The United Nations states, "achieving living wages is part of the business responsibility to respect fundamental human rights."[15] Dollar General's CEO to median worker pay ratio in 2024 was 114:1.[16] 92% of Dollar General workers made less than $15 per hour in 2022,[17] well below living wage rates.[18]

Human rights violations create reputational, financial, legal, and regulatory risks. Dollar General acknowledges reputational damage from labor issues may hurt performance.[19] Accordingly, we ask Dollar General to assess the feasibility of adopting a comprehensive human rights policy aligned with international human rights standards.

---

[11] https://www.osha.gov/news/newsreleases/region4/11012022

[12] https://www.osha.gov/news/newsreleases/national/07112024-0

[13] https://violationtracker.goodjobsfirst.org/?company_op=starts&company=dollar+general&order=pen_year&sort=

[14] https://www.stepuplouisiana.org/dollarstore

[15] https://bhr-navigator.unglobalcompact.org/issues/living-wage/

[16] https://www.sec.gov/ix?doc=/Archives/edgar/data/0000029534/000110465925033041/tm2416441-2_def14a.htm#tPRD

[17] https://www.epi.org/company-wage-tracker/

[18] https://livingwage.mit.edu/; https://livingwageforus.org/

[19] https://www.sec.gov/ix?doc=/Archives/edgar/data/0000029534/000155837025003413/dg-20250131x10k.htm#RISKFACTORS

Board of Directors' Statement in Opposition to Proposal 5

Our Board of Directors has carefully considered Proposal 5 and believes it is not in the best interests of the Company and our shareholders. For the reasons outlined below, our Board unanimously recommends that shareholders vote **AGAINST** Proposal 5.

Proposal 5 Incorrectly Posits That We Do Not Already Have Comprehensive Human Rights Policies.

Proposal 5 requests that our "Board of Directors report to shareholders on the feasibility of adopting a comprehensive Human Rights Policy stating the Company's commitment to respect human rights, in alignment with international human rights standards, throughout its operations and value chain." This request incorrectly posits that we do not already have comprehensive human rights policies. To the contrary, our commitment to respect human rights has long been, and will continue to be, an integral part of our mission and the way we conduct our business and is embodied in our existing comprehensive policies described below, therefore obviating the need for a feasibility report.

Moreover, our shareholders recognize and support our commitment to respect human rights. At our 2025 annual meeting of shareholders, our shareholders rejected a similar proposal submitted by the same lead proponent which requested that our Board adopt and disclose "a comprehensive Human Rights Policy," with more than 77% of the votes cast AGAINST the proposal.

Because We Already Maintain Comprehensive Human Rights Policies and Publish Extensive Disclosures About Our Corporate Responsibility Programs, Proposal 5 is Unnecessary, Would Provide No Additional Meaningful Information, Benefit or Value to Our Shareholders, and Would Be a Needless Use of Our Corporate Resources.

Dollar General already maintains comprehensive human rights policies which demonstrate our commitment to respect human rights, are aligned with international standards, where appropriate, and apply throughout our operations and value chain. Our two primary policies discussed below—our Human Rights Policy and our Code of Business Conduct and Ethics ("Code of Ethics")—are publicly available on our website, along with our annual *Serving Others* report, which provides extensive information about our corporate responsibility programs, including many of our human rights related workplace policies and programs.

Vendor Policies. Our Human Rights Policy, which applies to our suppliers, expressly states in its first sentence that our mission "includes a commitment to sourcing safe, quality products from vendors and manufacturers who adhere to the law, treat their workers fairly and maintain a healthy and safe working environment." To carry out this unequivocal commitment to respect human rights, our Human Rights Policy establishes a number of human rights and workplace standards that are consistent with, and based upon, the Core Conventions of the International Labour Organization,

a United Nations agency, which, according to its own description, is "devoted to promoting social justice and internationally recognized human and labour rights."

The human rights and workplace standards set forth in our Human Rights Policy include, among other standards: (a) prohibitions against child labor, involuntary or forced labor, physical, sexual, or verbal harassment or abuse, and discrimination based on personal characteristics such as race, sex, or beliefs; (b) requirements to comply with all applicable wage and benefit laws; and (c) requirements to demonstrate a commitment to safe and healthy working conditions. In addition, our Human Rights Policy sets forth our zero-tolerance policy for vendors and facilities that engage in child labor, forced or slave labor and worker abuse and harassment (i.e., we will not conduct business with such vendors or facilities).

To ensure transparency with our vendors and maximize the effectiveness of our Human Rights Policy, we have incorporated the human rights and workplace standards set forth in our Human Rights Policy into our vendor guides, vendor agreements, purchase order terms and conditions, quote sheet terms and conditions, and Code of Ethics. In addition, we discuss these standards with our vendors during in-person summits and meetings.

Our Human Rights Policy also includes a number of due diligence related measures to help us identify, assess, prevent, mitigate, and, where appropriate, remedy adverse human rights impacts. For example, we have a robust audit program designed to identify and improve or eliminate from our supply chain factories that do not meet our human rights and workplace standards, such as violations of our policy against the use of child or forced labor. We engage independent third parties to audit at least annually all facilities producing our direct import merchandise to ensure compliance with our Human Rights Policy. Our audit also assesses compliance with all applicable legal limits for working hours and the provision of safe and healthy housing. We use multiple third-party firms to help ensure integrity in the audit, as well as a combination of announced and unannounced audits. We also use surveillance audits as needed to verify audit results. Every direct import factory doing business with us must receive a passing workplace assessment score or have an approved corrective action plan. Factories receiving sufficiently low performance ratings will be barred from producing products for us until corrective actions have been taken and validated in a follow-up audit.

Internal Operations Policies. We also maintain a robust set of policies and compliance programs that demonstrate our comprehensive commitment to respect human rights within our operations. Most significantly, our Code of Ethics applies to all of our employees, officers and directors. Our Code of Ethics establishes a broad range of standards related to human rights within our operations, including, standards with respect to: (a) prohibiting discrimination and harassment in our workplace; (b) promoting a safe and healthy workplace; (c) protecting our employees' personal information; (d) offering our employees fair and competitive wages and benefits; and (e) complying with all applicable labor and employment laws. We believe these standards constitute the fundamental elements and backbone of any comprehensive policy intended to advance and support the human rights of an enterprise's employees.

Also, we note that nearly all of our employees and operations are located in the United States where labor, employment and health and safety laws provide a well-developed, comprehensive and enforceable framework for protecting employees' human rights. We believe these laws provide a more relevant standard than international human rights standards and, at the same time, offer extensive protections to our workforce. For these reasons, we have tailored our Code of Ethics to our business operations while drawing on international human rights standards where appropriate.

Our Code of Ethics includes a number of due diligence related measures to help us identify, assess, prevent, mitigate, and, where appropriate, remedy adverse human rights impacts within our operations. For example, it requires our employees, officers and directors to report to us any suspected violation of human rights or laws or unethical conduct. In addition, it provides compliance guidelines and resources (including an anonymous 24/7, 365-day toll free hotline) for ensuring that effective mechanisms are in place for employees, vendors or any other third parties to express concerns or grievances as well as questions or uncertainty regarding legal, ethical and human rights matters. We forbid retaliation against any employee based on the employee's good faith report of misconduct or participation in an investigation of misconduct or in a lawsuit against us or any person working for us. Our Code of Ethics also expressly provides that we expect our suppliers to uphold our values and the standards set forth in our Code of Ethics, which further integrates our human rights expectations across our value chain.

Beyond our Code of Ethics, we maintain a variety of other internal workplace policies and compliance programs which further evidence our commitment to the human rights of our employees. For example, we have implemented an employee health and safety system which (a) is designed in accordance with standard 45001 of the International Organization for Standardization, an internationally recognized standard that specifies the requirements for an occupational health and safety management system; and (b) includes standardized policies and procedures, training, ongoing communication, employee engagement, recognition and accountability combined with monitoring and use of data analytics to drive preventative strategies and help evolve overall safety strategies and initiatives. Some of our other internal workplace policies and compliance programs which evidence our commitment to the human rights of our employees include our Anti-Discrimination and Harassment Policy, Employee Safety Handbook and other policies listed in our Employee Handbook.

Transparency With Our Shareholders. To maximize transparency with our shareholders, we annually publish our *Serving Others* report. The *Serving Others* report provides extensive information about our corporate responsibility programs, including disclosures regarding many of our human rights related internal workplace policies and programs. Among its many disclosures, the *Serving Others* report identifies where our programs align with and support the United Nations Sustainable Development Goals, a global framework for governments and organizations to build a better world for people and our planet (the "UN SDGs"). As disclosed in the *Serving Others* report, our programs closely align with and support seven of the UN SDGs, all of which relate to and advance human rights: (a) zero hunger; (b) quality education; (c) gender equality; (d) decent work and economic growth; (e) reduced inequalities; (f) responsible consumption and production; and (g) climate action.

Furthermore, the *Serving Others* report outlines our human capital management and health and safety programs and the enhancements we have made over time. For example, the report includes a five-year quantitative review of our performance with respect to certain safety metrics (incident rate, lost time rate and employee accident-free stores) by work segment (stores and distribution centers) and factory audit metrics for the past year, including the number of audits performed and the overall pass rate.

Our Human Rights Policy, Code of Ethics and other human rights policies and compliance programs collectively constitute a comprehensive human rights policy and include all of the components of such a policy identified by the proponents—namely, a commitment to respect human rights, alignment with international standards and coverage throughout our operations and value chain. Moreover, to ensure our commitment to human rights translates into meaningful and effective action, we have thoughtfully and appropriately tailored our human rights policies and compliance programs to our operations as opposed to adopting a one-size-fits-all policy. Given our existing comprehensive human rights policies and compliance programs, as well as our robust public disclosures regarding these policies, we believe reporting to shareholders on the feasibility of adopting a comprehensive human rights policy is unnecessary, serves no purpose, would provide no additional meaningful information, benefit or value to our shareholders, and would be a needless use of our corporate resources.

We recognize that human rights is an important issue that has evolved and continues to evolve. As a result, we will continue to actively monitor human rights issues that are relevant to our operations and value chain and, when appropriate, update our policies and practices to maintain our commitment to respect human rights.

Conclusion

In summary, our Board of Directors opposes Proposal 5 because (a) we already have comprehensive human rights policies which demonstrate our commitment to respect human rights, are aligned with international standards, where appropriate, and apply throughout our operations and value chain; and (b) reporting to shareholders on the feasibility of adopting a comprehensive human rights policy therefore is unnecessary, would not result in any additional meaningful information, benefit or value to our shareholders, and would be a needless use of our corporate resources.



Our Board of Directors unanimously recommends that shareholders vote **AGAINST** Proposal 5.

SHAREHOLDER PROPOSAL: **Reduce Shareholder Special Meeting Right Ownership Percentage** (ITEM 6 ON THE BALLOT)

Introduction and Board of Directors' Recommendation

The Accountability Board, Inc. (the "Proponent") located at 401 Edgewater Place STE 600, Wakefield, MA 01880, has notified us that it intends to present the shareholder proposal set forth below ("Proposal 6") at the annual meeting. The Proponent has provided us with documentation indicating that it has been the beneficial owner of at least $2,000 in market value of our common stock for at least three years. Proposal 6 will be voted upon at the annual meeting if the Proponent or its qualified representative properly presents Proposal 6 at the annual meeting.

Dollar General is not responsible for the accuracy or content of Proposal 6, which is printed verbatim as received in accordance with SEC rules, and we have not endeavored to correct any typographical errors it may contain. Proposal 6 may contain assertions about Dollar General that we believe are incorrect, and we have not tried to refute all such inaccuracies in our response.



Our Board of Directors unanimously recommends that shareholders vote **AGAINST** Proposal 6 for the reasons set forth in the Board's Statement in Opposition, which follows Proposal 6.

Shareholder Proposal

RESOLVED: Shareholders ask the Board to take the steps necessary to amend the governing documents to give shareholders owning 10% or more of outstanding common stock the power to call special meetings.

SUPPORTING STATEMENT:

In 2021, shareholders considered two proposals regarding their right to call special meetings: a *Board* proposal seeking to *approve a charter amendment* that would provide the right at a 25% threshold, and a *shareholder* proposal asking the Board to *take the necessary steps* to adopt a *10%* threshold.

The Board's proposal passed and the company implemented it by filing the approved amendment. But the shareholder proposal passed too. Thus, what should've happened next is straightforward: the Board should have acted on the approved shareholder proposal and put a 10% charter amendment to a vote.

But that never happened. Instead, faced with two passing proposals, the company only implemented one.

The 2021 proxy statement explicitly said the Board would consider the shareholder proposal as having passed if it received a majority vote—and it did. But then, the 2022 proxy statement tried justifying the Board's inaction by claiming that proposal's support would have been insufficient to adopt a *charter amendment*.

But the shareholder proposal *wasn't for* a charter amendment; rather, it essentially just asked for the *opportunity to vote on one*. Shareholders supported that request, but still haven't gotten the opportunity.

Simply put, this proposal reminds the Board that shareholders are owed what they approved.

Against that backdrop, we turn now to the threshold issue.

First, we note that shareholders saw the Board's arguments favoring 25% but passed a proposal seeking a lower threshold anyway.

And indeed, lower thresholds are widely recognized as good governance.

For instance, with Dollar General CEO and director Todd Vasos on its Board, KeyCorp put forth its own proposal in 2021 to lower its threshold from 25% to 15%, saying this was done in response to proposals seeking a 10% threshold that had each received over 40% of the vote. Notably, that's *far lower* than the 53% vote the 2021 Dollar General shareholder proposal requesting a 10% threshold received.

That is: KeyCorp lowered its threshold from 25% to 15% after *failed* proposals asking for 10%, but Dollar General maintained 25% even after a proposal asking for 10% *passed*.

Further, with Dollar General's governance committee Chair, Debra Sandler, on its Board (and governance committee), ADM specifically calls its *10% threshold* one of its governance "highlights."

And when Dollar General director David Rowland was its Executive Chair, Accenture called its 10% threshold one of its governance "highlights" and included it in the company's discussion about its strong governance.

Although the need to call special meetings is rare, the right to do so without unreasonable barriers is important. A 10% threshold is reasonable—and this proposal simply asks the Board to finally honor the 2021 shareholder vote seeking that threshold. Thank you.

Board of Directors' Statement in Opposition to Proposal 6

Our Board of Directors has carefully considered Proposal 6 and believes it is not in the best interests of the Company and our shareholders. For the reasons outlined below, our Board unanimously recommends that shareholders vote **AGAINST** Proposal 6.

Background

As discussed further below, at our 2021 annual shareholders' meeting, our shareholders considered two proposals relating to shareholder special meeting rights: (1) a Company proposal to adopt a Charter amendment to allow shareholders owning, in the aggregate, at least 25% of our outstanding shares to request a special meeting of shareholders (the "2021 Company Proposal"); and (2) a shareholder proposal asking our Board of Directors to take the steps necessary to implement such a right for use by shareholders owning, in the aggregate, at least 10% of our outstanding shares (the "2021 Shareholder Proposal"). Our shareholders overwhelmingly approved the 2021 Company Proposal, with 98.8% of votes cast in favor of the 2021 Company Proposal, representing 76.2% of outstanding shares. In contrast, the 2021 Shareholder Proposal received significantly less support, with 53.2% of votes cast in favor of the 2021 Shareholder Proposal, representing only 43.8% of outstanding shares.

As explained in the proxy statement for our 2022 annual shareholders' meeting, in light of the overwhelming vote support for the 2021 Company Proposal and subsequent shareholder feedback, our Board adopted and retained the shareholder-approved Charter amendment which implemented the shareholder special meeting right with a 25% ownership threshold. Since implementing the shareholder-approved Charter amendment and as reported in each year's proxy statement, we have continued to engage in annual outreach with shareholders holding a significant percentage of our outstanding shares regarding various governance matters, including shareholder rights. Shareholder feedback during these meetings generally has been highly favorable and supportive of our governance practices, including shareholder rights, and our Board's responsiveness to shareholders. Our Board believes that the existing 25% ownership threshold required to call a special meeting remains broadly supported by our shareholders and is in the best interests of the Company and our shareholders.

Our Existing 25% Ownership Threshold Required to Call a Special Meeting Aligns with Market Practice.

We regularly monitor trends in corporate governance and compare and evaluate new developments relative to our practices. Our Charter and Bylaws enable shareholders who hold, in the aggregate, at least 25% of our outstanding shares to request a special meeting of shareholders. According to FactSet, a global financial digital platform and enterprise solutions provider, as of March 2, 2026, a 25% ownership threshold is the most common threshold used by companies included in the S&P 500, with 33% of the S&P 500 companies that afford shareholders a special meeting right using a 25% ownership threshold, 49% using a 25% or greater ownership threshold, and only 17% using a 10% ownership threshold.

Proposal 6 Would Significantly Increase the Risk of Abuse of the Special Meeting Right Because It Could Allow a Single Shareholder to Unilaterally Call a Special Meeting Given Our Recent and Historical Ownership.

Our Board of Directors recognizes that providing shareholders the ability to call a special meeting is a meaningful governance practice. However, our Board believes that, unlike our existing 25% ownership threshold, Proposal 6 does not strike the appropriate balance between enhancing shareholder rights and protecting the Company's and our shareholders' long-term interests. Given recent and historical ownership of our outstanding shares, reducing the ownership threshold required to call a special meeting to 10% could allow as few as one shareholder the ability to unilaterally call a special meeting of shareholders to advance special and/or short-term interests not broadly shared by our shareholders and not in the long-term best interests of the Company and our shareholders. Such single shareholder could also use the ability to call a special meeting to seek self-interested concessions from the Company in exchange for avoiding a special meeting. Accordingly, Proposal 6 would significantly increase the risk of abuse of the special meeting right.

In addition, special meetings are costly and divert significant time and attention of our Board and management team from managing our business and driving long-term shareholder value. As a result, special meetings should be reserved for matters of broad shareholder concern, as determined by holders of a relatively low but still meaningful percentage of shares, that require urgent action that cannot wait until the next annual meeting of shareholders, and that cannot be effectively addressed through less disruptive means. Our Board believes that our existing 25% ownership threshold best serves these goals. To the contrary, the 10% threshold advocated by Proposal 6 would allow as few as one shareholder to call a special meeting for narrow and non-urgent matters, potentially giving a single shareholder a disproportionate amount of influence over our affairs and leading to unnecessary and yet significant costs and distractions.

Our Board of Directors Believes Our Existing 25% Ownership Threshold Remains Broadly Supported by Our Shareholders.

During our shareholder outreach meetings held in the fall of 2020 prior to our 2021 annual shareholders' meeting, we spoke with shareholders comprising 52% of our outstanding shares regarding various governance and other matters, including shareholder rights. During these conversations, we specifically solicited feedback regarding adoption of a special meeting right. Our shareholders overwhelmingly supported a shareholder special meeting right generally and, although they had divergent views regarding the threshold of outstanding shares required to exercise the right, we found broad support across our shareholder base for a 25% ownership threshold. Accordingly, our Board of Directors submitted the 2021 Company Proposal at the 2021 annual meeting of shareholders to adopt a Charter amendment to implement a shareholder special meeting right at a 25% ownership threshold and opposed the 2021 Shareholder Proposal to take steps to implement such a right at a 10% ownership threshold.

The 2021 annual meeting voting results with respect to these matters supported the feedback we received during our 2020 investor outreach. An overwhelming majority of our shareholders—98.8% of the votes cast and 76.2% of our outstanding shares—voted in favor of the 2021 Company Proposal with a 25% ownership threshold. In contrast, the 2021 Shareholder Proposal that contemplated a 10% ownership threshold received substantially lower support—53.2% of votes cast and 43.8% of our outstanding shares. Nonetheless, following the 2021 annual meeting of shareholders, we again solicited the views of our shareholders on this matter as part of our 2021 annual shareholder outreach in which greater than 53% of shares outstanding participated. Based on the feedback we received from shareholders, significant majority support remained for retaining the right at the 25% threshold.

Since that time, and as we have reported in each year's proxy statement, we have continued to engage in annual outreach with shareholders holding a significant percentage of our outstanding shares (approximately 52% on average) regarding various governance matters, including shareholder rights. Shareholder feedback during these meetings generally has been highly favorable and supportive of our governance practices, including shareholder rights, and our Board's responsiveness to shareholders, and supports our Board's belief that the existing 25% ownership threshold remains broadly supported by our shareholders and is in the best interests of the Company and our shareholders.

Our Robust Corporate Governance Policies and Practices Ensure Accountability and Responsiveness to Shareholders and Provide Means for Shareholders Holding Any Amount of Our Shares to Address Concerns with Our Board of Directors.

Our Board of Directors has consistently demonstrated responsiveness to our shareholders and has adopted many corporate governance policies and practices which promote accountability. Our Board regularly reviews these policies and practices, taking into account market practices, trends and shareholder feedback, and takes action when it is deemed advisable and in the Company's and our shareholders' best interests. Our key substantive shareholder rights and governance practices, many of which provide less disruptive means for any shareholder to address concerns with our Board, include:

- **Active and Extensive Shareholder Engagement Program**: We regularly engage with a broad base of our shareholders to solicit feedback on a wide variety of matters, including among others shareholder rights, corporate governance, financial performance, strategy, risk management and oversight, executive compensation, and social responsibility and sustainability matters. Our Board and management team consider these viewpoints when determining disclosure and policy enhancements and other responsive actions, and we report on our focused outreach efforts annually in our proxy statement.

- **Publicized Board Communication Mechanisms**: We publish on our website Board-approved methods for shareholders and other interested parties to communicate directly with our Board, a particular director, or the non-management directors or independent directors as a group.

- **Proxy Access**: Our proxy access right allows shareholders meeting certain customary requirements to include director nominations in our proxy statement.

- **Annual "Say-On-Pay" Advisory Vote**: We hold an annual advisory vote on executive compensation to allow shareholders the opportunity to express their views on executive compensation.

- **Annual Board Elections with a Majority Voting Standard**: All of our directors are elected annually by our shareholders. We have a majority voting standard for the election of directors in uncontested elections.

- **Equal Voting Rights for All Shareholders and No Supermajority Voting Provisions**: We have equal voting rights for all shareholders, and our Charter and Bylaws do not contain provisions requiring more than a simple or absolute majority vote for any issue.

- **No Shareholder Rights Plan**: We do not maintain a shareholder rights plan, commonly referred to as a "poison pill."

In light of these existing corporate governance policies and practices, together with the existing shareholder right to call a special meeting, our Board believes that a further reduced ownership threshold to call a special meeting as requested by Proposal 6 would not make a meaningful difference in our shareholders' ability to engage with our Board that would outweigh the substantial negatives associated with Proposal 6.

Conclusion

In summary, our Board of Directors opposes Proposal 6 because our existing 25% ownership threshold, which is aligned with market practice, strikes a more appropriate balance than the 10% threshold contemplated in Proposal 6 between ensuring that shareholders have the right to request a special meeting to act on extraordinary and urgent matters and minimizing the risk that one shareholder will abuse such right to pursue special interests that are

not aligned with or in the best interests of the remaining shareholders and cause Dollar General to unduly incur substantial costs and distraction. Our Board believes our existing 25% ownership threshold remains broadly supported by shareholders. In addition, we provide numerous less disruptive means for any shareholder to address concerns with our Board, and our Board has a proven track record of responsiveness to shareholders.



Our Board of Directors unanimously recommends that shareholders vote **AGAINST** Proposal 6.

SHAREHOLDER PROPOSALS FOR 2027 ANNUAL MEETING

All shareholder proposals and notices discussed below must be mailed to Corporate Secretary, Dollar General Corporation, 100 Mission Ridge, Goodlettsville, Tennessee 37072. Shareholder proposals and director nominations that are not included in our proxy materials will not be considered at any annual meeting of shareholders unless such proposals or nominations have complied with the requirements of our Bylaws.

Shareholder Proposals

To be considered for inclusion in our proxy materials relating to the 2027 annual meeting of shareholders (the "2027 Annual Meeting"), eligible shareholders must submit proposals that comply with Rule 14a-8 under the Exchange Act and other relevant SEC regulations for our receipt by December 8, 2026.

New Business at 2027 Annual Meeting

To introduce new business outside of the Rule 14a-8 process or to nominate directors (other than a proxy access nomination, which is described below) at the 2027 Annual Meeting, or to recommend a candidate for our NGCR Committee's consideration, you must deliver written notice to us, including the information required by Rule 14a-19 under the Exchange Act, if applicable, no earlier than the close of business on January 28, 2027, and no later than the

close of business on February 27, 2027, and comply with the advance notice provisions of our Bylaws. If we do not receive a properly submitted proposal by February 27, 2027, then the proxies held by our management may provide the discretion to vote against such proposal even though the proposal is not discussed in our proxy materials sent in connection with the 2027 Annual Meeting.

Proxy Access

Our Bylaws contain proxy access provisions that permit a shareholder, or a group of up to 20 shareholders, owning 3% or more of our stock continuously for at least three years, to nominate and include in our proxy materials candidates for election as directors. Such shareholder or group may nominate up to 20% of our Board, provided that the shareholder or group and the nominee(s) satisfy the requirements specified in our Bylaws. In order to be properly brought before our 2027 Annual Meeting, an eligible shareholder's notice of nomination of a director candidate pursuant to the proxy access provisions of our Bylaws must be received by us no earlier than the close of business on November 8, 2026, and no later than the close of business on December 8, 2026, and comply with the other relevant provisions of our Bylaws pertaining to proxy access nominees.

DOLLAR GENERAL®

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended January 30, 2026, or

☐   **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ to _____

Commission file number: 001-11421

DOLLAR GENERAL CORPORATION
(Exact name of registrant as specified in its charter)

TENNESSEE	**61-0502302**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

100 MISSION RIDGE
GOODLETTSVILLE, TN 37072
(Address of principal executive offices, zip code)

Registrant's telephone number, including area code: **(615) 855-4000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.875 per share	DG	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐
Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the registrant's common stock outstanding and held by non-affiliates as of August 1, 2025 was $21.1 billion calculated using the closing market price of the registrant's common stock as reported on the NYSE on such date ($108.53). For this purpose, directors, executive officers and greater than 10% record shareholders are considered the affiliates of the registrant.

The registrant had 220,226,320 shares of common stock outstanding as of March 18, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Certain of the information required in Part III of this Form 10-K is incorporated by reference to the registrant's definitive proxy statement to be filed for the Annual Meeting of Shareholders to be held on May 28, 2026.

TABLE OF CONTENTS

INTRODUCTION

General

This report contains references to years 2026, 2025, 2024, and 2023, which represent fiscal years ending or ended January 29, 2027, January 30, 2026, January 31, 2025 and February 2, 2024, respectively. Our fiscal year ends on the Friday closest to January 31. Each of the years listed consists of 52 weeks. All of the discussion and analysis in this report should be read with, and is qualified in its entirety by, the Consolidated Financial Statements and related notes.

Solely for convenience, our trademarks and tradenames may appear in this report without the ® or TM symbol which is not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights or the right to these trademarks and tradenames.

Cautionary Disclosure Regarding Forward-Looking Statements

We include "forward-looking statements" within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act, throughout this report, particularly under the headings "Business" included in Part I, Item 1, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II, Item 7, and "Note 7. Commitments and Contingencies" included in Part II, Item 8, among others. You can identify these statements because they are not limited to historical fact or they use words such as "accelerate," "aim," "anticipate," "assume," "believe," "can," "committed," "continue," "could," "drive," "estimate," "expect," "focused on," "forecast," "future," "goal," "intend," "likely," "long-term," "may," "objective," "ongoing," "opportunity," "outlook," "over time," "plan," "position," "potential," "predict," "project," "prospect," "scheduled," "seek," "should," "strive," "subject to," "uncertain," "will" or "would" and similar expressions that concern our strategies, plans, initiatives, intentions, outlook or beliefs about future occurrences or results. For example, all statements relating to, among others, the following are forward-looking statements:

- our projections and expectations regarding expenditures, costs, cash flows, results of operations, financial condition and liquidity;
- our expectations regarding economic and competitive market conditions;
- our plans, objectives, and expectations regarding future operations, growth, investments and initiatives, including but not limited to our real estate, store growth and international expansion plans, store remodels, store formats or concepts, shrink and damages reduction actions, inventory reduction efforts, and anticipated progress and impact of our strategic initiatives (including but not limited to our digital initiatives and related delivery component, DG Media Network, and pOpshelf) and our merchandising, margin enhancing, distribution/transportation efficiency, store manager turnover reduction and other initiatives;
- expectations regarding sales and mix of consumable and non-consumable products, customer traffic, basket size, shrink, damages and inventory levels;
- expectations regarding tariff, inflationary and labor pressures;
- expectations regarding cash dividends and stock repurchases;
- anticipated borrowing under our credit agreement and our commercial paper program;
- potential impact of legal or regulatory changes or governmental assistance or stimulus programs and our responses thereto, including without limitation potential further federal, state and/or local minimum wage increases or changes to salary levels, as well as changes to certain government policies and assistance programs, such as Supplemental Nutrition Assistance Program ("SNAP") benefits, unemployment benefits, and economic stimulus payments; and
- expected outcome or effect of pending or threatened legal disputes, governmental actions, litigation or audits.

Forward-looking statements are subject to risks, uncertainties and other factors that may change at any time and may cause our actual results to differ materially from those that we expected. We derive many of these statements from our operating budgets and forecasts as of the date of this document, which are based on many detailed assumptions that we believe are reasonable. However, it is very difficult to predict the effect of known factors on future results, and we cannot anticipate all factors that could affect future results that may be important to you.

Important factors that could cause actual results to differ materially from the expectations expressed in or implied by our forward-looking statements are disclosed under "Risk Factors" in Part I, Item 1A and elsewhere in this document (including, without limitation, in conjunction with the forward-looking statements themselves and under the heading "Critical Accounting Policies and Estimates"). All forward-looking statements are qualified in their entirety by these and other cautionary statements that we make from time to time in our other Securities and Exchange Commission filings and public communications. You should evaluate forward-looking statements in the context of these risks and uncertainties and are cautioned to not place undue reliance on such forward-looking statements. We caution you that these factors may not contain all of the factors that are important to you. We cannot assure you that we will realize the results, performance or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements in this report are made only as of the date hereof. We undertake no obligation, and specifically disclaim any duty, to update or revise any forward-looking statement as a result of new information, future events or circumstances, or otherwise, except as otherwise required by law.

You should also be aware that while we do, from time to time, communicate with securities analysts and others, it is against our policy to disclose to them any material, nonpublic information or other confidential commercial information. Accordingly, shareholders should not assume that we agree with any statement or report issued by any securities analyst regardless of the content of the statement or report. Furthermore, we have a policy against confirming any projections, forecasts or opinions issued by others. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not our responsibility.

PART I

ITEM 1. BUSINESS

General

We are the largest discount retailer in the United States by number of stores, with 20,959 stores located in 48 U.S. states and Mexico as of February 27, 2026, with the greatest concentration of stores in the southern, southwestern, midwestern and eastern United States. Our first stores in Mexico opened in 2023. We offer a broad selection of merchandise, including consumable items, seasonal items, home products and apparel. Our merchandise includes national brands from leading manufacturers, as well as our own private brand selections with prices at substantial discounts to national brands. We offer our customers these national brand and private brand products at everyday low prices (typically $10 or less) in our convenient small-box locations.

Our History

J.L. Turner founded our Company in 1939 as J.L. Turner and Son, Wholesale. We were incorporated as a Kentucky corporation under the name J.L. Turner & Son, Inc. in 1955, when we opened our first Dollar General store. We changed our name to Dollar General Corporation in 1968 and reincorporated in 1998 as a Tennessee corporation. Our common stock was publicly traded from 1968 until July 2007, when we merged with an entity controlled by investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., or KKR. In November 2009 our common stock again became publicly traded on the New York Stock Exchange under the symbol "DG", and in December 2013 the entity controlled by investment funds affiliated with KKR sold its remaining shares of our common stock.

Our Business Model

Our long history of profitable growth is founded on a commitment to a relatively simple business model: providing a broad base of customers with their basic everyday and household needs, supplemented with a variety of general merchandise items, at everyday low prices in conveniently located, small-box stores. We continually evaluate the needs and demands of our customers and modify our merchandise selections and pricing accordingly, while remaining focused on increasing profitability, cash generation and returns for our shareholders.

Our long-term operating priorities are: 1) driving profitable sales growth, 2) capturing growth opportunities, 3) enhancing our position as a low-cost operator, and 4) investing in the growth and development of our teams. For more information on these operating priorities, see the "Executive Overview" section of Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Part II, Item 7 of this report.

We have achieved positive same-store sales growth each year since 1990, with the exception of 2021 which followed unusually high sales results in 2020 during the height of the COVID pandemic. We believe that this consistent growth over many years, which has taken place in a variety of economic conditions, is a result of our compelling value and convenience proposition, although no assurances can be given that we will achieve positive same-store sales growth in any given year.

Compelling Value and Convenience Proposition. Our ability to deliver highly competitive prices in convenient locations and our easy "in and out" shopping format create a compelling shopping experience that we believe distinguishes us from other discount retailers as well as convenience, drug, grocery, online and mass merchant retailers. Our slogan "Save time. Save money. Every day!"® summarizes our appeal to customers. We believe our ability to effectively deliver both value and convenience allows us to succeed in small markets with limited shopping alternatives, as well as in larger and more competitive markets. Our value and convenience proposition is evidenced by the following attributes of our business model:

- *Everyday Low Prices on Quality Merchandise.* Our research indicates that we offer a price advantage over most food and drug retailers and that our prices are competitive with even the largest discount retailers. Our ability to offer everyday low prices on quality merchandise is supported by our low-cost operating approach and our strategy to maintain a limited number of items per merchandise category, which we believe helps us maintain strong purchasing power. We offer nationally advertised brands at these everyday low prices in addition to offering our own private brands, often at substantially lower prices.

- *Convenient Locations.* Our stores are conveniently located in a variety of rural, suburban and urban communities. We seek to locate our stores in close proximity to our customers, which helps drive customer loyalty and trip frequency and makes us an attractive alternative to large discount and large-box retail and grocery stores.

- *Time-Saving Shopping Experience.* We strive to provide customers with a highly convenient, easy to navigate shopping experience. Our small-box stores are designed to make it easier to get in and out quickly, and our digital tools, including our home delivery offerings, help drive even greater convenience and additional access points. Our product offering includes most necessities, such as basic packaged and refrigerated or frozen food products, dairy products, cleaning supplies, paper products, health and beauty care items, greeting cards and other stationery items, housewares, hardware, automotive supplies and basic apparel, among others. Our convenient hours and broad merchandise offering allow our customers to fulfill their requirements for basic goods and minimize their need to shop elsewhere.

Substantial Growth Opportunities. We believe we have substantial long-term growth potential in the U.S., and we have identified significant opportunities to add new Dollar General stores in both existing and new markets. In addition, we have opportunities to relocate, remodel or convert locations within our existing store base to better serve our customers. Our attractive store economics, including a relatively low initial investment and simple, low-cost operating approach, and our variety of store formats have allowed us to grow our store base to current levels and provide us significant opportunities to continue our profitable store growth strategy. In 2020 we launched pOpshelf, our unique small-box retail concept that focuses primarily on non-consumables. Beginning in 2025, we paused new pOpshelf store expansion while we evaluate and evolve its go-forward strategy and performance. We have also identified international expansion, with an initial focus on Mexico, as an opportunity for growth. We opened our first Mi Súper Dollar General stores in Mexico in 2023, in which we have further expanded in each subsequent year, and believe there is additional growth potential in Mexico in the years ahead.

Our Merchandise

We offer a focused assortment of everyday necessities, which we believe helps to drive frequent customer visits, as well as key items in a broad range of general merchandise categories. Our product assortment provides the opportunity for our customers to address most of their basic shopping needs with one trip. We offer a wide selection of nationally advertised brands from leading manufacturers. Additionally, our private brand products offer even greater value with options to purchase both products that are of comparable quality to national brands as well as opening price point items, each often at substantial discounts to the national brands.

Consumables is our largest merchandise category and includes paper and cleaning products (such as paper towels, bath tissue, paper dinnerware, trash and storage bags, disinfectants, and laundry); packaged food (such as cereals, pasta, canned soups, canned meats, fruits and vegetables, condiments, spices, sugar and flour); perishables (such as milk, eggs, bread, refrigerated and frozen food, beer, wine and produce); snacks (such as candy, cookies, crackers, salty snacks and carbonated beverages); health and beauty (such as over-the-counter medicines and personal care products including soap, body wash, shampoo, cosmetics, dental hygiene and foot care products); pet (such as pet supplies and pet food); and tobacco products.

Seasonal products include holiday items, toys, batteries, small electronics, greeting cards, stationery, prepaid phones and accessories, gardening supplies, hardware, automotive and home office supplies.

Home products include kitchen supplies, cookware, small appliances, light bulbs, storage containers, frames, candles, craft supplies and kitchen, bed and bath soft goods.

Apparel includes basic items for infants, toddlers, girls, boys, women and men, as well as socks, underwear, disposable diapers, shoes and accessories.

The percentage of net sales of each of our four categories of merchandise for the fiscal years indicated below was as follows:

	2025	2024	2023
Consumables.	82.0 %	82.2 %	81.0 %
Seasonal	10.1 %	10.0 %	10.6 %
Home products	5.2 %	5.1 %	5.6 %
Apparel	2.7 %	2.7 %	2.8 %

Our seasonal and home products categories typically account for the highest gross profit margins, and the consumables category typically accounts for the lowest gross profit margin.

The Dollar General Store

The typical Dollar General store staff generally includes a store manager, one or more assistant store managers, and four or more sales associates, with staffing levels varying based on store volume and operating hours. Our stores generally feature a low-cost, no frills building with limited capital requirements, a low operating cost approach, and a focused merchandise offering within a broad range of categories, allowing us to deliver competitive retail prices while generating strong cash flows and capital investment returns. Our stores currently average approximately 7,500 square feet of selling space, and approximately 80% of our stores are located in towns of 20,000 or fewer people. Our primary new store format currently averages selling space of approximately 8,500 square feet. We generally have had good success in locating suitable store sites in the past, and we believe that there is ample opportunity for new store growth in existing and new markets. In addition, we believe we have significant opportunities available for our relocation and remodel programs. In 2025, we expanded our remodel efforts with the rollout of Project Elevate, an incremental remodel program to our full-remodel program, Project Renovate, designed to refresh store layouts and optimize merchandising.

Our store growth over the past three years is summarized in the following table:

Year	Stores at Beginning of Year	Stores Opened	Stores Closed	Net Store Increase	Stores at End of Year
2023	19,104	987	105	882	19,986
2024	19,986	725	117	608	20,594
2025	20,594	589	290	299	20,893

Our Customers

Our customers seek value and convenience. Depending on their financial situation and geographic proximity, customers' reliance on Dollar General varies from fill-in shopping, to making periodic trips to stock up on household items, to making weekly or more frequent trips to meet most essential needs. We generally locate our stores and plan our merchandise selections to best serve the needs of our core customers, the low and fixed income households often underserved by other retailers (including grocers), and we are focused on helping them make the most of their spending dollars. At the same time, however, Dollar General shoppers from a wide range of income brackets and life stages appreciate our quality merchandise as well as our attractive value and convenience proposition.

Our Suppliers

We purchase merchandise from a wide variety of suppliers and maintain direct buying relationships with many producers of national brand merchandise. Despite our broad offering, we maintain a relatively limited number of items per category, which supports our low average cost. Our two largest suppliers accounted for approximately 11% and 8%, respectively, of our purchases in 2025. Our private brands come from a wide variety of suppliers. We directly imported approximately 4% of our purchases at cost in 2025.

Distribution and Transportation

Our stores are currently supported by distribution centers located strategically throughout our geographic footprint. In addition to our traditional distribution centers, we operate multiple temperature-controlled distribution facilities in support of our self-distribution of frozen and refrigerated goods, such as dairy, deli and frozen products. We lease additional temporary warehouse space as necessary to support our distribution needs. We regularly analyze and rebalance the distribution network with a goal of ensuring that it remains efficient and provides the service levels our stores require. See "—Properties" below for additional information pertaining to our distribution centers.

Most of our merchandise flows through our distribution centers and is delivered to our stores by our private fleet and by third-party trucking firms, utilizing our trailers. In addition, vendors or third-party distributors deliver or ship certain food items and other merchandise directly to our stores.

Seasonality

The nature of our business is somewhat seasonal. Generally, our operating profit is greater in the fourth quarter, which includes the Christmas selling season, as compared with operating profit in each of the first three quarters of our fiscal year. In addition, our quarterly results can be affected by the timing of certain holidays, new store openings, remodels, relocations, store closings, and weather patterns. See "Item 7. Management's Discussion & Analysis of Financial Condition and Results of Operation" for further discussion of seasonality.

Our Competition

We operate in the basic discount consumer goods market, which is highly competitive with respect to price, customers, store location, merchandise quality, assortment and presentation, service offerings, in-stock consistency, customer service, promotional activity, employees, and market share. We compete with discount stores and, to varying degrees, other retailers, including mass merchandise, convenience, variety, drug, grocery, warehouse club, online and certain specialty stores. Our primary direct competitors are Walmart, Family Dollar and Dollar Tree. These and other retail companies operate stores in many of the areas where we operate, and many of them engage in extensive advertising and marketing efforts. Certain of our competitors have greater financial, distribution, marketing and other resources than we do and may be able to secure better arrangements from suppliers than we can. Competition is intense and we believe it will continue to be so, with certain competitors reducing their store locations while others move into or increase their presence in our geographic and product markets and increase the availability of mobile, web-based and other digital technology to facilitate a more convenient and competitive online and in-store customer shopping experience.

We believe that we differentiate ourselves from other forms of retailing by offering competitive prices in a convenient, small-store format, and by operating our stores in close proximity to our customers, with approximately 75% of the U.S. population located within five miles of a Dollar General store. We are able to maintain competitive prices due in part to our low-cost operating approach and the relatively limited assortment of products offered. Purchasing large volumes of merchandise within our focused assortment in each merchandise category allows us to keep our average product costs low, contributing to our ability to offer competitive everyday prices to our customers. See "Item 1A. Risk Factors" for further discussion of our competitive situation.

Our Intellectual Property

We own marks that are registered with the United States Patent and Trademark Office and are protected under applicable intellectual property laws, including, without limitation, Dollar General®, DG®, Clover Valley®, trueliving®, pOpshelf®, and Mi Super Dollar General® along with variations and formatives of these trademarks. We attempt to obtain registration of our trademarks whenever practicable and to pursue vigorously any infringement of those marks. Our trademark registrations have various expiration dates; however, assuming that the trademark registrations are properly renewed, they have a perpetual duration.

Human Capital Resources

At Dollar General, a foundational element in how we operate is exemplified in our fourth operating priority – Investing in the growth and development of our teams. Building on our core value of respecting the dignity and differences of others, our goal is to create a work environment where each employee is encouraged and empowered to bring their unique perspective and voice to work each day. Based on a talent philosophy of "Attract, Develop, and Retain", whether an individual works in a store, a distribution center, our private fleet, our store support center or our international offices, over the last 85+ years, we have helped millions of individuals start and progress in their careers, providing employees with numerous opportunities to gain new skills and develop their talents, supported by our award-winning training and development programs.

Attract

We seek to provide market competitive compensation and benefits packages that attract talent to the organization and then retain and incent employees for performance. Although eligibility for and the level of benefits vary depending on the employee's full-time or part-time status, compensation level, date of hire, and/or length of service, the broad range of benefits we provide or make available may include: medical, prescription, telemedicine, dental and vision plans; flexible spending accounts; disability insurance; 401(k) plan; paid vacation; employee assistance programs with access to legal assistance and counseling; healthy lifestyle and disease management programs; education assistance benefits; parental leave; adoption assistance; service award recognition; and a broad range of discounts for other products and services. To help measure the success of our overall employee compensation and benefits programs, and our ability to attract qualified employees, we monitor employee applicant flow and staffing levels across the organization, as well as employee turnover, particularly at the store manager level. In addition, we conduct regular employee surveys to assess engagement and identify opportunities for improvement.

Develop

As a testament to our employee development efforts, we were inducted into Training magazine's Hall of Fame, following two consecutive years as the magazine's top training and development program and rounding out 10 consecutive years among its Top 100 list. In 2025, we estimate we invested over four million training hours in our employees to promote their education and development.

We enhance our development programs each year based on the current needs of our employees and the business. We offer a variety of differentiated programs, including mentorship, cohorts, and experiential opportunities to ensure there is a path of development for all employees.

Our internal placement rate helps us measure the success of our development programs. As of February 27, 2026, we employed approximately 194,000 full-time and part-time employees, including divisional and regional managers, district managers, store managers, other store employees, and distribution center, fleet and administrative employees. As of the end of 2025, more than 70% of store managers and thousands of additional employees, including the majority of our senior leadership, have been placed from within our organization.

Retain

We strive to create an environment where our employees feel respected, safe, empowered, and valued. We regularly monitor retention and engagement levels across the organization through a variety of means, working to understand what is important to our employees and how we can best continue to meet their evolving needs.

Compliance with Governmental Regulations

Our operations are subject to the applicable federal, state, local and foreign laws, rules, and regulations of the jurisdictions in which we operate or conduct business, which relate to, among other things, the sale of products, including without limitation, product and food safety, marketing and labeling; information security and privacy; labor and employment; employee wages, salary levels and benefits; health and safety; licensing; real property; public accommodations; bribery, money-laundering and anti-corruption; financial reporting and disclosure, including disclosures related to environmental, social and governance matters; pricing; antitrust and fair competition; distribution; transportation; imports and customs; intellectual property; taxes; climate change and environmental compliance.

We routinely incur significant compliance-related costs, both direct and indirect, including those related to store standards and labor, including wages, benefits and staffing. Although we may incur additional material compliance-related costs in the future, to date, other than the expenses related to the items listed above, compliance with these laws, rules and regulations has not had a material effect on our capital expenditures, earnings or competitive position. Many of our entry-level store employees are paid at rates in line with the applicable state minimum wage, and consequently, in certain situations, increases to such wage rates have increased our labor costs. If federal, state and/or local minimum wage rates/salary levels were to further increase significantly and/or rapidly, compliance with such increases could adversely affect our earnings. Additionally, if significant changes in the federal, state or foreign corporate tax rates or laws occur in the future, such change could adversely affect our overall effective tax rate and earnings. See "Item 1A. Risk Factors" for additional information regarding government regulations that could impact our business.

Available Information

Our Internet website address is www.dollargeneral.com. The information on our website is not incorporated by reference into, and is not a part of, this Form 10-K. We make available on or through this website, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as soon as reasonably practicable after we electronically file them with or furnish them to the Securities and Exchange Commission (the "SEC"). The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers, such as Dollar General, that file electronically with the SEC. The address of that website is http://www.sec.gov.

ITEM 1A. RISK FACTORS

Investment in our Company involves risks. You should carefully consider the risks described below together with all other information included or incorporated in this report and other filings that we make from time to time with the SEC, including but not limited to our consolidated financial statements and accompanying notes and the information included under the headings "Business" included in Part I, Item 1, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II, Item 7. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or liquidity. However, the risks that we face are not limited to those described below and those set forth in our SEC filings. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether such factors have occurred in the past or their likelihood of occurring in the future. Our business, financial condition, results of operations or liquidity could also be adversely affected by additional factors that apply to all companies generally or by risks not currently known to us or that we currently view to be immaterial. We can provide no assurance and make no representation that our risk mitigation efforts, although we believe they are reasonable, will be successful.

Business, Strategic and Competitive Risks

Economic factors may reduce our customers' confidence and spending, impair our ability to execute our strategies and initiatives, and increase our costs and expenses, which could result in materially decreased sales and/or profitability.

Many of our customers have fixed or low incomes and limited discretionary spending dollars. Any factor that could adversely affect their disposable income could decrease our customers' confidence and spending or cause them to shift their spending to our lower margin product choices, which could result in materially decreased sales and/or profitability. Factors that could reduce, and in many cases have reduced, our customers' disposable income include but are not limited to high unemployment or underemployment levels or decline in real wages; inflation; pandemics; higher fuel and energy costs (including those related to the conflict in the Middle East); healthcare, housing and product costs; higher interest rates, consumer debt levels, and tax rates; lack of available credit; tax law changes that negatively affect credits and refunds; and decreases in, or elimination of, government assistance programs or subsidies such as unemployment and food/nutrition assistance programs (for example, changes to the work requirement minimum standards for qualification enacted in 2025, and beginning in January 2026, certain states' exclusion of historically covered product categories), student loan repayment forgiveness, health insurance subsidies, and economic stimulus payments.

Many of the economic factors listed above, as well as commodity rates; transportation, lease and insurance costs; wage rates (including the possibility of increased federal and further increased state and/or local minimum wage rates); foreign exchange rate fluctuations; measures that create barriers to or increase the costs of international trade (including, if we are not able to mitigate them, sustained higher import duties or tariffs on both the products that we sell and those that we use in our business); changes in applicable laws and regulations (including tax laws related to the corporate tax rate and the expiration of the Work Opportunity Tax Credit ("WOTC")); and other economic factors, also could impair our ability to successfully execute our strategies and initiatives, as well as increase our cost of goods sold and selling, general and administrative expenses (including real estate and building costs), and may have other adverse consequences that we are unable to fully anticipate or control, all of which may materially decrease our sales or profitability.

While accelerating levels of inflation in the United States have moderated since 2023, inflation remains elevated in certain areas, including food. If food inflation (and in particular, "food at home," which moderately accelerated in 2025) rapidly accelerates again, we may not be able to adjust prices sufficiently to offset the effect without negatively impacting customer demand or our overall gross margin. Additionally, to the extent that these inflationary pressures result in a recessionary environment, we may experience material adverse effects on our business, results of operations and cash flows. For more information, see the "Executive Overview" section of Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Part II, Item 7 of this report.

Our plans depend significantly on strategies, initiatives and investments designed to increase sales and profitability and improve the efficiencies, costs and effectiveness of our operations, and failure to achieve or sustain these plans could materially affect our results of operations.

We have short-term and long-term strategies, initiatives and investments (such as those relating to merchandising, real estate and new store development, mature stores and store remodels (including Project Elevate), international expansion, store formats and concepts (including pOpshelf), digital, marketing, shrink, damages, sourcing, private brand, inventory management, supply chain, private fleet, store operations, expense reduction, and technology) in various stages of testing, evaluation, and implementation, which are designed to continue to improve our results of operations and financial condition. The effectiveness of these initiatives is inherently uncertain, even when tested successfully, and is dependent on a number of factors such as consistency of training and execution, workforce stability, ease of execution and scalability, and customer adoption, as well as the absence of offsetting factors that can influence results adversely. The number and diverse geographic locations of our stores and distribution centers and our decentralized day-to-day field management also contribute to the challenging nature of these factors. Other risk factors described herein also could negatively affect general implementation. Failure to achieve successful or cost-effective implementation of our initiatives could materially and adversely affect our business, results of operations and financial condition. For example, in the fourth quarter of 2024, we recorded a significant impairment expense, the majority of which relates to pOpshelf stores.

The success of our merchandising initiatives, particularly those related to non-consumable products (including pOpshelf) and efforts to increase sales of higher margin products within the consumables category, further depends in part upon our ability to accurately predict the products that our customers will demand and to accurately identify and timely respond to evolving trends in consumer preferences and demographic mixes in our markets. If we are unable to select and timely obtain products that are attractive to customers and at costs that allow us to sell them at an acceptable profit, or to effectively market such products, it could result in materially decreased sales and profitability. While we saw slight improvement in our sales mix in 2025 as compared to the prior year, our sales mix remains heavily weighted towards consumables, and there is no guarantee that these initiatives will continue to improve our sales mix. Additionally, factors negatively affecting our customers' disposable income and consumer sentiment, such as the economic factors discussed above, can have a larger negative impact on non-consumables sales results than consumables sales results and on our pOpshelf concept.

The success of DG Media Network, which is our platform for connecting brand partners with our customers to drive even greater value for each, further depends on our ability to successfully gather target customer audiences (which may, in turn, depend upon the success of our various digital initiatives) that deliver consistent, predictable and beneficial returns on advertising spending to generate interest and demand from our brand partners, as well as to properly handle and secure all sensitive customer data.

We face intense competition that could limit our growth opportunities and materially and adversely affect our results of operations and financial condition.

The retail business is highly competitive with respect to price, customers, store location, merchandise quality, product assortment and presentation, service offerings, product sourcing and supply chain capacity, in-stock consistency, customer service, ease of shopping experience (including but not limited to various modes of shopping, including online alternatives and delivery), promotional activity, employees, and market share. We compete with discount stores and, to varying degrees, other retailers, including mass merchandise, convenience, variety, drug, grocery, warehouse club, online retailers, and certain specialty stores. To maintain our competitive position, we may be required to lower prices, either temporarily or permanently, and may have limited ability to increase prices in response to increased costs, resulting in lower margins and reduced profitability. Certain of our competitors have greater financial, distribution, marketing and other resources, and may be able to secure better arrangements with suppliers, than we. Furthermore, if our competitors or third parties incorporate artificial intelligence into their businesses more quickly or more successfully than us, it could impair our ability to compete effectively and adversely affect our results of operations, or if our use of artificial intelligence is inaccurate or ineffective, our competitive position could be adversely affected.

Competition is intense, and is expected to continue to be so, with certain competitors reducing their store locations while others enter or increase their presence in our geographic and product markets (including through the expansion of availability of delivery services) and expand availability of mobile, web-based and other digital technologies to facilitate a more convenient and competitive online and in-store shopping experience. We currently do not offer traditional online shopping to a significant degree and have seen a greater willingness of our customers to adopt online shopping generally. In addition, if our competitors or others were to enter our industry sector in a significant way, including through alliances or other business combinations, it could significantly alter the competitive dynamics of the retail marketplace and result in competitors with greatly improved competitive positions, which could materially affect our financial performance. Our ability to effectively compete will depend substantially upon our continued ability to develop and execute compelling and cost-effective strategies and initiatives. If we fail to anticipate or respond effectively to competitive pressures, industry changes and customer preferences and shopping habits, it could materially affect our results of operations and financial condition.

Operational Risks

If we cannot timely and cost-effectively execute our real estate projects and timely meet our financial expectations, or if we do not anticipate or successfully address the challenges imposed by our expansion, including into new countries or domestic markets, states, or urban or suburban areas, it could materially impede our planned future growth and our profitability.

Delays in or failure to complete a significant portion of our real estate projects, or failure to meet our financial expectations for these projects, could materially and adversely affect our growth and our profitability. Our ability to timely and profitably open, relocate and remodel stores and expand into additional market areas is a key component of our planned future growth and may depend in part on: the availability of suitable store locations and capital funding; the absence of entitlement process, permitting or occupancy delays, including zoning restrictions and moratoria on small box discount retail development such as those passed by certain local governments in areas where we operate or seek to operate; supply chain volatility resulting in delivery delays, and in some cases, lack of availability of store equipment, building materials, and store merchandise for resale; the ability to negotiate acceptable lease and development terms (for example, interest rates, real estate development requirements and cost of building materials and labor), to cost-effectively hire and train qualified new personnel, especially store managers, and to identify and accurately assess sufficient customer demand; and general economic conditions. While we continued to experience certain of these factors at historically heightened levels in 2025, to date, they have not materially impaired our ability to complete our planned real estate projects or growth, and thus, have not had a material adverse effect on our financial performance. However, if the levels which we have experienced escalate or remain elevated for an extended period of time, we expect that they could have a material adverse effect on our ability to complete our future planned real estate projects or growth, and in turn, a material adverse effect on our financial performance. Despite inflation moderation and some recent declines in interest rates, both inflation and interest rates remain at elevated levels, which significantly increases our new store opening costs and occupancy costs, pressuring new store returns and influencing our new store growth plans.

We also may not anticipate or successfully address all of the challenges imposed by the expansion of our operations (including our pOpshelf and Mi Super Dollar General store concepts), including into new countries or domestic markets, states or urban or suburban areas where we have limited or no meaningful experience or brand recognition. Those areas may have different regulatory environments, competitive and market conditions, consumer tastes and discretionary spending patterns than our existing markets, as well as higher cost of entry and operating costs. These factors and other factors not currently contemplated may cause our new stores to be less profitable than stores in our existing markets, which could slow future growth in these areas or cause one or more of our concepts to be unsuccessful. In addition, many new stores will be located in areas where we have existing stores, which inadvertently may temporarily or permanently divert a larger than anticipated number of customers and sales from our existing stores, thereby adversely affecting our overall financial performance. In the first quarter of 2025, we closed 45 pOpshelf stores and converted an additional six to Dollar General stores, as well as incurred significant impairment charges, the majority of which relate to the pOpshelf stores. Although we took focused action in 2025 to improve the performance of pOpshelf stores and will continue to do so in 2026, there can be no assurances that our efforts will be successful.

Inventory shrinkage and damages may negatively affect our results of operations and financial condition.

We experience significant inventory shrinkage and damages. Although some level of inventory shrinkage and damages is an unavoidable cost of doing business, higher rates of inventory shrinkage and damages or increased security measures or other costs to combat inventory theft could adversely affect our results of operations and financial condition. In addition, sustained high rates of inventory shrink at certain stores have historically contributed, and inventory shrink and/or damages may contribute, to the closure of certain stores and the impairment of long-term assets in the future. There can be no assurance that we will be successful in our efforts to contain or reduce inventory shrinkage and damages.

Our cash flows from operations, profitability and financial condition may be negatively affected if we are not successful in managing our inventory balances.

Our inventory balance represented approximately 44% of our total assets exclusive of goodwill, operating lease assets, and other intangible assets as of January 30, 2026. Efficient inventory management is a key component of our business success and profitability. We must maintain sufficient inventory levels and an appropriate product mix to meet our customers' demands without allowing those levels to increase such that the costs to store and hold the goods unduly impacts our financial results, increases the risk of inventory shrinkage or damages or impacts store standards. If we do not accurately predict customer trends, spending levels, or price sensitivity, we may have to take unanticipated or greater-than-anticipated markdowns to dispose of the excess inventory, which also can adversely affect our financial results. We continue to focus on ways to reduce these risks and ensure the right products are on the shelves for our customers, but we cannot make assurances that we will be successful in our inventory management. If we are not successful in managing our inventory balances, our cash flows from operations and financial condition may be negatively affected.

Failure to maintain the security of our business, customer, employee or vendor information or to comply with privacy laws could expose us to litigation, government enforcement actions and costly response measures, and could materially harm our reputation and affect our business and financial performance.

In connection with sales, we transmit confidential credit and debit card information which is encrypted using point-to-point encryption. We also have access to, collect or maintain certain private or confidential information regarding our customers, employees and their dependents, and vendors, as well as our business. Some of this information is stored electronically in connection with our e-commerce and mobile applications, some of which may leverage third-party service providers. Additionally, we may share information with and depend upon select vendors to assist us in conducting our business. While we have implemented procedures and technology intended to protect such information and require appropriate controls of our vendors, external attackers could compromise such controls and result in unauthorized disclosure of such information, as attacks are becoming increasingly sophisticated, may include attacks on our third-party business partners, and do not always or immediately produce detectable indicators of compromise. Moreover, inadvertent or malicious internal personnel actions could result in a defeat of security measures and a compromise of our or our third-party vendors' information systems. Furthermore, if a vendor is the victim of a cyberattack, including a ransomware attack, such attack could have a corresponding material effect on our ability to do business with that vendor or to receive information that may be required to timely prepare our financial statements. Due to the political tensions involving China, the conflict between Russia and Ukraine and the conflict in the Middle East, there is an increased likelihood that escalation of tensions could result in cyberattacks that could directly or indirectly impact our operations. Like other retailers, we and our vendors have experienced threats to, and incidents involving, data and systems, including by perpetrators of attempted random or targeted malicious attacks; computer malware, ransomware, bots, or other destructive or disruptive hardware and/or software; and attempts to misappropriate our and our customers' information and cause system failures and disruptions, although to date none have been material to our business. If attackers obtain customer, employee or vendor passwords through unrelated third-party breaches, and if impacted customers, employees, or vendors do not employ good online security practices (e.g., use the same password across different sites or do not use available multifactor authentication options), these passwords could be used to gain access to their information or accounts with us in certain situations.

Because we accept debit and credit cards for payment, we are subject to industry data protection standards and protocols, such as the Payment Card Industry Data Security Standards, issued by the Payment Card Industry Security Standards Council. Nonetheless, we or our applicable payment processing partner(s), may be vulnerable to, and unable to detect and appropriately respond to, cardholder data security breaches and data loss, including successful attacks on applications, systems, or networks. Further, we pay interchange and other processing fees related to our acceptance of debit and credit card payments, and these fee amounts could continue to increase over time, as a result of customers shifting their payments from cash to credit/debit card and/or our fee rates rising, thereby raising our operating costs.

A significant security breach of any kind experienced by us or one of our vendors, which could be undetected for a period of time, or a significant failure by us or one of our vendors to comply with applicable privacy and information security laws, regulations, standards, and related reporting requirements could expose us to risks of data loss, litigation, government enforcement actions, fines or penalties, credit card brand assessments, negative publicity and reputational harm, business disruption and costly response measures (e.g., providing notification to, and credit monitoring services for, affected individuals, as well as further upgrades to our security measures; procuring a replacement vendor if one of our current vendors is unable to fulfill its obligations to us due to a cyberattack or incident) which may not be covered by or may exceed the coverage limits of our insurance policies, and could materially disrupt our operations. Any resulting negative publicity could significantly harm our reputation which could cause us to lose market share because of customers discontinuing the use of our e-commerce and mobile applications or debit or credit cards in our stores or not shopping in our stores altogether and could materially and adversely affect our business and financial performance.

Material damage or interruptions to our information systems as a result of external factors, staffing shortages or challenges in maintaining or updating our existing technology or developing or implementing new technology could materially and adversely affect our business and results of operations.

We depend on a variety of information technology systems, including systems owned and managed by third-party vendors, for the efficient functioning of our business, including, without limitation, transaction processing and the management of our employees, facilities, logistics, inventories, stores and customer-facing digital applications and operations. Such systems are subject to damage or interruption from power surges and outages, facility damage, physical theft, computer and telecommunications failures, inadequate or ineffective redundancy, malicious code (including malware, ransomware, or similar), successful attacks (e.g., account compromise; phishing; denial of service; and application, network or system vulnerability exploitation), software upgrade failures or code defects, natural disasters and human error. Due to the political tensions involving China, the conflict between Russia and Ukraine and the conflict in the Middle East, there is an increased likelihood that escalation of tensions could result in cyberattacks that could either directly or indirectly impact our operations. A system breach or failure, design defects, damage to, or interruption to these systems may require a significant investment to repair or replace, disrupt our operations and affect our ability to meet business and reporting requirements, result in the loss or corruption of critical data, and harm our reputation, all of which could materially and adversely affect our business or results of operations. Additionally, costs and complexities of securing our systems against failure or attack continue to increase.

Our technology initiatives may not deliver desired results or may do so on a delayed schedule. We rely heavily on our information technology staff to fulfill our technology initiatives while continuing to provide maintenance on existing systems, as well as on third parties to maintain and periodically upgrade many of these systems so that they can continue to support our business. Further, we license the software programs supporting many of our systems from independent software developers. The inability or failure of these vendors, developers or us to continue to maintain and upgrade these systems and software programs or efficiently implement and integrate new systems could disrupt or reduce the efficiency of our operations or retain vulnerability exploitation risk if we were unable to convert to alternate systems in an efficient and timely manner and could expose us to greater risk of a successful attack. There are also risks associated with our continued integration of artificial intelligence and machine learning within our technology systems (for example, if the types of information that applications with embedded artificial intelligence assist in producing are or are alleged to be deficient, inaccurate, or biased, our business, financial condition, and results of operations may be adversely affected). In addition, costs and delays for any reason associated with the implementation of new or upgraded systems and technology, including our current migration of applications to the cloud, modernization of legacy systems (including our Finance and Human Resources enterprise resource planning system and our inventory replenishment system) and our new point of sale system, or with maintenance or adequate support of existing systems also could disrupt or reduce the efficiency of our operations, fail to operate as designed, result in the potential loss or corruption of data or information or lost sales, cause business interruptions, inhibit our ability to innovate, and affect our ability to meet business and reporting requirements and adversely affect our profitability.

> ***A significant disruption to our distribution network, the capacity of our distribution centers or the timely receipt of inventory could adversely affect sales or increase our transportation costs, which would decrease our profitability.***

We rely on our distribution and transportation network to provide goods to our stores timely and cost-effectively. Using various transportation modes, including ocean, rail, and truck, we and our vendors move goods from vendor locations to our distribution centers and our stores, and we also lease additional temporary warehouse space as necessary to support our distribution needs. Any disruption, unanticipated or unusual expense or operational failure related to this process (including, without limitation, inventory receipt and delivery delays; increases in fuel costs; increases in transportation costs, including increased import freight costs, carrier or driver wages (as a result of driver shortages or otherwise); earlier than expected receipt of seasonal inventory leading to capacity constraints which can be exacerbated by unexpected delays in acquiring additional temporary warehouse space sufficient for our inventory needs; a decrease in transportation capacity for overseas shipments or port closures; labor shortages; or work stoppages or slowdowns) could negatively impact sales and profits. Labor shortages or work stoppages or slowdowns in the transportation industry or disruptions to the national and international transportation infrastructure that necessitate our securing alternative labor or shipping suppliers could also increase our costs or otherwise negatively affect our business.

We maintain a network of distribution facilities and expect to build or lease new facilities (including temperature-controlled distribution centers) to support our growth objectives and strategic initiatives. Delays in opening such facilities could adversely affect our financial performance by slowing store growth or the rollout/development of certain strategic initiatives, which may in turn reduce revenue growth and/or profitability, or by increasing transportation and product costs. In addition, distribution-related construction or expansion projects entail risks that could cause delays and cost overruns, such as: availability of temperature-controlled distribution centers and refrigerated transportation equipment; shortages of materials or skilled labor; work stoppages; unforeseen construction, scheduling, engineering, environmental or geological problems; weather interference; fires or other casualty losses; and unanticipated cost increases. For these reasons, the completion date and ultimate cost of these projects could differ significantly from initial expectations, and we cannot guarantee that any project will be completed on time or within established budgets.

> ***Risks associated with or faced by our suppliers could adversely affect our financial performance.***

We source our merchandise from a wide variety of domestic and international suppliers, and we depend on them to supply merchandise in a timely and efficient manner and in the large volumes that we may require. In 2025, our two largest suppliers accounted for approximately 11% and 8% respectively, of our purchases. If one or more of our current sources of supply became unavailable or no longer offered us acceptable pricing terms, we believe we generally would be able to obtain alternative sources, but it could increase our merchandise costs and supply chain lead time and expenses, result in a temporary reduction in store inventory levels, and reduce the selection and quality of our merchandise. An inability to obtain alternative sources could materially decrease our sales. Additionally, if a supplier fails to deliver on its commitments, we could experience merchandise out-of-stocks that could lead to lost sales and reputational harm. Further, failure of suppliers to meet our compliance protocols could prolong our procurement lead time, resulting in lost sales and adverse margin impact.

We directly imported approximately 4% of our purchases (measured at cost) in 2025, but many of our domestic vendors directly import their products or components of their products. Changes to the prices and flow of these goods often are for reasons beyond our control, such as political or civil unrest, acts of war, disruptive global political events (for example, political tensions involving China, the conflict between Russia and Ukraine and the conflict in the Middle East), currency fluctuations, tariffs and duties, disruptions in maritime lanes, port labor disputes, economic conditions and instability in countries in which foreign suppliers are located, the financial instability of suppliers, suppliers' failure to meet our terms and conditions or our standards, issues with our suppliers' labor practices or labor problems they may experience (such as strikes, stoppages or slowdowns, which could also increase labor costs during and following the disruption), the availability and cost of raw materials, pandemic outbreaks, merchandise quality or safety issues, transport availability and cost, increases in wage rates and taxes, transport security, inflation, and other factors relating to suppliers and the countries in which they are located or from which they import. Such changes could adversely affect our operations and profitability.

While we are working to diversify our sources of imported goods to include Southeast Asia, India, South America and Mexico, a substantial amount of our imported merchandise comes from China, and thus, a change in the Chinese leadership, the effects of pandemic outbreaks, economic and market conditions, internal economic stimulus actions, or currency or other policies, as well as trade and other relations between China and the United States and increases in costs of labor, could negatively impact our merchandise costs. In addition, the United States' foreign trade policies, duties, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries (particularly China) and entities, import limitations on certain types of goods or goods containing certain materials and other factors relating to foreign trade, including but not limited to port labor agreements, are beyond our control. In 2025, the U.S. administration imposed additional tariffs across many of our global trading partners, including China, the European Union, Canada, India, and various countries located in Southeast Asia. These and other factors affecting our suppliers and our access to products, if we are not able to offset them, could adversely affect our business and financial performance. If we increase our product imports from foreign vendors, the risks associated with these imports also will increase, and we may be exposed to additional or different risks as we increase imports of goods produced in countries other than China.

Failure to attract, develop and retain qualified employees while controlling labor costs, as well as other labor issues, including employee safety issues, could adversely affect our financial performance.

Our future growth and performance, positive customer experience and legal and regulatory compliance depends on our ability to attract, develop, retain and motivate qualified employees while operating in an industry that has historically been challenged by high rates of employee turnover. Our ability to meet our labor needs, while controlling our labor costs, is subject to many external factors, including competition for and availability of qualified personnel, unemployment levels, wage rates and salary levels (including the possibility of increased federal and further increased state and/or local minimum wage rates/salary thresholds), health and other insurance costs, changes in employment and labor laws or other workplace regulations (including those relating to employee benefit programs such as health insurance and paid leave programs), employee expectations and productivity, employee activism, employee safety issues, and our reputation and relevance within the labor market. If we are unable to attract, develop and retain adequate numbers of qualified employees, our operations, customer service levels, legal and regulatory compliance, and support functions could suffer. In addition, to the extent a significant portion of our employee base unionizes, or attempts to unionize, our labor and other costs could increase, and if the federal government adopts or imposes regulatory or other changes to existing law that could facilitate union organizing or otherwise restrict employer actions, it could have an adverse effect on our business. Our ability to pass along labor and other related costs to our customers is constrained by our everyday low-price model, and we may not be able to offset such increased costs elsewhere in our business.

Our success depends on our executive officers and other key personnel. If we lose key personnel or are unable to hire additional qualified personnel, our business may be harmed.

Our future success depends to a significant degree on the skills, experience and efforts of our executive officers and other key personnel. The unexpected loss of the services of any of such persons could adversely affect our operations. In addition, our executive succession planning, retention and hiring efforts, and ability to successfully execute management transitions within our senior leadership are critical to our business success. Competition for skilled and experienced management personnel is intense, and a failure to attract and retain new qualified personnel or our inability to enforce non-compete agreements that we have in place with our management personnel could adversely affect our operations and/or our ability to meet our legal, regulatory, accounting and/or reporting obligations.

Natural disasters and unusual or extreme weather conditions (whether or not caused by climate change), pandemic outbreaks or other health crises, political or civil unrest, acts of war, violence or terrorism, and disruptive global political events could disrupt business, affect consumer sentiment or shopping patterns, and result in lower sales and/or profitability and otherwise adversely affect our financial performance.

The occurrence of one or more natural disasters, such as hurricanes, fires, floods, tornadoes and earthquakes, unusual or extreme weather conditions, pandemic outbreaks or other health crises, political or civil unrest, acts of war, violence or terrorism (including within our stores, distribution centers or other Company property), or disruptive global political events (for example, the political tensions involving China, the conflict between Russia and Ukraine and the conflict in the Middle East) or similar disruptions could adversely affect our business, financial performance and reputation. If any of these events result in the closure, or a limitation on operating hours, of one or more of our distribution centers, a significant number of stores, our sourcing offices, our corporate headquarters or data center or impact one or more of our key suppliers, our operations and financial performance could be materially and adversely affected through an inability or reduced ability to make deliveries, process payroll or provide other support functions to our stores and through lost sales. These events also could affect consumer sentiment or shopping patterns or prevent customers from reaching our stores, which could lead to lost sales and higher markdowns, or result in increases in fuel or other energy prices (including those related to the conflict in the Middle East), fuel shortage(s), new store or distribution center opening delays, the temporary lack of an adequate work force in a market, the temporary or long-term disruption of product availability in our stores, the temporary or long-term inability to obtain or access technology needed to effectively run our business, disruption of our utility services or information systems, and damage to our reputation. These events may also increase the costs of insurance if they result in significant loss of property or other insurable damage or loss by us or in the market more generally. These events may also exacerbate the economic impacts to our business and our customers as discussed above.

Furthermore, if realized, the long-term impacts of global climate change present the possibility of both physical risks (such as extreme weather conditions or rising sea levels) and transition risks (such as regulatory changes), which may be widespread and are unpredictable. Over time, these changes, as well as regulatory efforts related thereto, could affect our operating costs (for example, the availability and cost of products, commodities and energy (including utilities)), which in turn may impact our ability to procure goods and services required for the operation of our businesses at the quantities and levels and at the costs we require. In addition, our operations and facilities may be located in areas impacted by the physical risks of climate change, and we face the risk of losses incurred as a result of physical damage to stores, distribution centers, or our corporate offices, as well as loss or spoilage of inventory, business interruption caused by such events, and increased construction, repairs and maintenance costs at impacted locations. We also use natural gas, diesel fuel, gasoline, electricity and plastics in our operations, all of which may face increased regulation relating to climate change or other environmental concerns. Regulations limiting greenhouse gas emissions, energy inputs and plastics use may also increase in coming years, which may increase our costs associated with compliance, merchandise purchases and supply chain. These events and their impacts could otherwise disrupt and adversely affect our operations, potentially impact customer purchasing behaviors, and could adversely affect our financial performance.

Product liability, product recall or other product safety or labeling claims could adversely affect our business, reputation and financial performance.

We depend on our vendors to ensure that the products we buy from them comply with applicable product safety and labeling laws and regulations and to inform us of all applicable restrictions on the sale of such products. Nonetheless, product liability, personal injury, consumer protection or other claims may be asserted against us relating to alleged product contamination, adulteration, tampering, expiration, mislabeling, recall, prohibited substances and other safety or labeling issues.

We seek but may not be successful in obtaining contractual indemnification and insurance coverage for product-related claims and issues from our vendors. If we do not have adequate contractual indemnification or insurance available, or our vendors fail to adhere to their obligations to us, such claims could materially and adversely affect our business, financial condition and results of operations. Our ability to obtain indemnification from foreign vendors may be hindered by our ability to obtain jurisdiction over them to enforce contractual obligations. Even with adequate insurance and indemnification, such claims could significantly harm our reputation and consumer confidence in our products, and we could incur significant litigation expenses, which also could materially affect our results of operations even if a product-related claim is unsuccessful or not fully pursued, as well as lost sales during the period of time between recall and backfilling the recalled product.

Our current insurance program may expose us to unexpected costs and negatively affect our financial performance.

Our insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions that we believe are prudent based on our operations. However, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of war, certain crimes (including employee crime), certain wage and hour and other employment-related claims and litigation, actions based on certain consumer protection laws, and some natural and other disasters (including, without limitation, fires and floods) or similar events. If we incur material uninsured losses, our financial performance could be negatively impacted. Certain material events have resulted, and may result again in the future, in sizable losses for the insurance industry and adversely affect the availability of adequate insurance coverage or result in excessive premium increases. To offset negative insurance market trends, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage. In addition, we self-insure a significant portion of expected losses under our workers' compensation, auto liability, general liability (including claims made against certain of our landlords), property loss, and group health insurance programs. Significant changes in actuarial assumptions and management estimates underlying our recorded liabilities for these losses, including any expected increases in medical and indemnity costs, could result in materially different expenses than expected under these programs, which could materially and adversely affect our results of operations and financial condition. Although we maintain property insurance to cover insurable losses resulting from, for example, fires and storms, at our store support center and distribution centers, we are effectively self-insured for other property losses. If we experience a greater number of these self-insured losses than we anticipate, our financial performance could be adversely affected.

Failure to protect our reputation could adversely affect our business.

Our success depends in part on the protection of the reputation of Dollar General and the products and services we sell, including our private brands. Failure to comply or accusation of failure to comply, even if unfounded, with ethical, social, product, labor, data privacy, consumer protection, safety, political, environmental and other applicable standards could jeopardize our reputation and potentially lead to various adverse employee, consumer, vendor, shareholder, or non-governmental organization (NGO) actions, workforce unrest or walkouts, boycotts, litigation and governmental actions, inquiries, or investigations and/or require a costly response. In addition, our responses to issues and crises and our position or perceived lack of position on certain issues (e.g., public policy, social, political, or environmental issues) or our corporate responsibility- and sustainability-related efforts, and any perceived lack of transparency about such matters, could harm our reputation and potentially lead to adverse employee, consumer, governmental (including elected officials), regulatory, shareholder or NGO actions, including negative or false public statements and campaigns. Similar incidents or factors involving vendors, partners and other third parties with whom we conduct business also may affect our reputation. Media reports and public comments made by anyone, including without limitation current and former employees, customers, vendors, elected officials, community leaders and activists, on any external platform (including, without limitation, social media, news media, blogs, websites, or newsletters), whether or not they are accurate, have the potential to influence, and in some instances, have influenced, certain negative or false perceptions of Dollar General, and there can be no assurance that we will be able to prevent such reports or comments in the future. Any failure, or perceived failure, to meet any of our published corporate responsibility- or sustainability-related aspirations or goals, which often may be outside of our control, or any future changes to our published aspirations or goals could adversely affect public perception of our business, employee morale or customer, vendor, elected official, or shareholder support. In addition, we may face criticism as a result of either "anti-ESG" or "pro-ESG" sentiment among governmental authorities, regulators, shareholders, employees, customers and/or the public. Negative reputational incidents could adversely affect our business through declines in customer loyalty, vendor partnerships, lost sales, loss of new/relocated store and development opportunities, or employee retention and recruiting difficulties and could also result in loss of shareholder support and trust and require us to expend disproportional resources toward these matters.

Our private brands may not be successful in improving our gross profit rate at our expected levels and may increase certain of the risks we face.

The sale of private brand items is an important component of our sales growth and gross profit rate enhancement plans. Broad market acceptance of our private brands depends on many factors, including pricing, quality, customer perception, and timely development and introduction of new products. We cannot give assurance that we will achieve or maintain our expected level of private brand sales. The sale and expansion of these offerings also subjects us to or increases certain risks, such as: product-related claims and recalls; disruptions in raw material and finished product supply and distribution chains; inability to successfully protect our proprietary rights; claims related to the proprietary rights of third parties; supplier labor and human rights issues, and other risks generally encountered by entities that source, sell and market exclusive branded offerings for retail. Failure to appropriately address these risks could materially and adversely affect our private brand initiatives, reputation, results of operations and financial condition.

Because our business is somewhat seasonal, adverse events during the fourth quarter could materially affect our financial statements as a whole.

Our most profitable sales mix generally occurs in the fourth quarter primarily because of sales of Christmas-related merchandise. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory, and if sales fall below seasonal norms or our expectations, it could result in unanticipated markdowns. Adverse events, such as deteriorating or challenging economic conditions, high unemployment rates, high gas or energy prices, transportation disruptions, or unusual or unanticipated adverse weather could result in lower-than-planned sales during the Christmas selling season, which in turn could reduce our profitability and otherwise adversely affect our financial performance and operating results.

We rely on third parties in many aspects of our business, which creates additional risk.

Due to the scale and scope of our business, we must rely on relationships with third parties, including our suppliers, distributors, landlords, contractors, and external business partners. If we are unable to effectively manage our third-party relationships and the agreements under which our third-party partners operate, our results of operations and cash flows could be adversely impacted. Further, failure of these third parties to meet their obligations to us or substantial disruptions in the relationships between us and these third parties could adversely impact our operations and financial results. Additionally, while we have policies and procedures for managing these relationships, they inherently involve a lesser degree of control over business operations, governance and compliance, thereby potentially increasing our financial, legal, reputational and operational risk.

Financial and Capital Market Risks

Deterioration in market conditions or changes in our credit profile could adversely affect our business operations and financial condition.

We rely on the positive cash flow we generate from our operating activities and our access to the credit and capital markets to fund our operations, growth strategy, and return of cash to our shareholders through dividends and share repurchases. Changes in the credit and capital markets, including market disruptions, limited liquidity and interest rate increases, may increase the cost of financing or restrict our access to these potential sources of future liquidity. Our continued access to liquidity sources on favorable terms depends on multiple factors, including our operating performance and credit ratings. In 2025, Standard & Poor's changed our outlook from "Negative" to "Stable," and Moody's changed our rating from Baa2 to Baa3 and our outlook from "Negative" to "Stable."

Our current increased debt leverage levels have reduced our available capital, and these levels, combined with our desire to maintain our current investment grade credit rating, could reduce our flexibility in planning for or reacting to changes in our industry and market conditions, increase our vulnerability in the event of a downturn in our business operations, and/or negatively impact our ability to pursue certain operational and strategic opportunities. In addition, our credit agreement requires us to maintain a minimum fixed charge coverage ratio and maximum leverage ratio, as well as a number of customary affirmative and negative covenants. While we were in compliance with these covenants as of January 30, 2026, our future ability to comply with these covenants may be affected by events beyond our control. If we breach any of these covenants and do not obtain a waiver from the lenders, then subject to applicable cure period, our ability to borrow under our credit agreement could be impacted.

Our debt securities currently are rated investment grade, and a downgrade of this rating likely would negatively impact our access to the debt capital markets and increase our cost of borrowing. As a result, disruptions in the debt markets or any downgrade of our credit ratings could adversely affect our business operations and financial condition and our ability to return cash to our shareholders. We can make no assurances that our ability to obtain additional financing through the debt markets will not be adversely affected by economic conditions or that we will be able to maintain or improve our current credit ratings.

The price of our common stock is subject to market and other factors, including our failure to meet market expectations for our performance, and may be volatile.

The market price of our common stock may fluctuate significantly in response to a number of factors. These factors, some of which are beyond our control and some of which have occurred in the past few years, include the perceived prospects and actual results of operations of our business, as well as any failure to achieve projected results; changes in estimates of our results of operations by analysts, investors or us, as well as our guidance not aligning with market expectations; trading activity by our large shareholders; trading activity by sophisticated algorithms; performance results of our competitors; actions, news or announcements by us, our competitors, and other third parties; litigation and judicial decisions; legislative or regulatory actions or changes; and changes in general economic or market conditions. In addition, the stock market in general has from time to time experienced extreme price and volume fluctuations, and these market fluctuations could reduce the market price of our common stock for reasons unrelated to our operating performance.

Regulatory, Legal, Compliance and Accounting Risks

A significant change in governmental regulations and requirements could materially increase our cost of doing business, and noncompliance with governmental laws or regulations could materially and adversely affect our financial performance.

We routinely incur significant costs in complying with numerous and frequently changing laws and regulations. The complexity of this regulatory environment and related compliance costs continue to increase due to additional legal and regulatory requirements, our expanding operations, and increased regulatory scrutiny and enforcement efforts. New or revised laws, regulations, orders, policies and related interpretations and enforcement practices, particularly those dealing with the sale of products, including without limitation, product and food safety; marketing, labeling or pricing; information security and privacy; labor and employment; employee wages, salary levels and benefits; health and safety; real property; public accommodations; imports and customs; transportation; intellectual property; taxes; bribery and anti-corruption; climate change; and environmental compliance, may significantly increase our expenses or require extensive system and operating changes that could materially increase our cost of doing business. Violations of applicable laws and regulations or untimely or incomplete execution of a required product recall can result in significant penalties (including loss of licenses, eligibility to accept certain government benefits such as SNAP or significant fines), class action or other litigation, governmental investigation or action and reputational damage. Further, states may enact conflicting laws, mandating changes in operations that negatively impact our ability to execute uniformly and achieve economies of scale across states. Additionally, changes in tax laws and policies (including those related to the federal, state or foreign corporate tax rate), the interpretation of existing laws and policies, the expiration of previously available tax credits, or our failure to sustain our reporting positions on examination could adversely affect our overall effective tax rate. The WOTC expired at the end of the 2025 calendar year, and, if not renewed, the expiration is expected to have a significant negative impact on our future earnings per share. Furthermore, significant and/or rapid increases to federal and further increases to state and/or local minimum wage rates/salary levels could adversely affect our operating results if we are not able to otherwise offset these increased labor costs elsewhere in our business or if changes to our business operations are required. Moreover, the adoption of new environmental laws and regulations in connection with climate change and the transition to a low carbon economy, including any federal or state laws enacted to regulate greenhouse gas emissions or require public disclosures related thereto, could significantly increase our operating or merchandise costs or reduce the demand for our products. These laws and regulations may include, but are not limited to, requirements relating to hazardous waste materials, recycling and recycled/recyclable product content, single-use plastics, extended producer responsibility, use of refrigerants, carbon pricing or carbon taxes, product energy efficiency standards and product labeling. If carbon pricing requirements or carbon taxes are adopted, there is a significant risk that the cost of merchandise from our suppliers will increase and adversely affect our business and results of operations.

There is also continued uncertainty surrounding potential changes to the regulatory environment (including, but not limited to, personnel changes at regulatory agencies) in the United States. For example, continued efforts to reform federal government processes and reduce expenditures, as well as pressures on and uncertainty surrounding the U.S. federal government's budget and political changes in budgeting priorities could continue to adversely affect the funding for individual programs, including government programs, upon which our customers depend. Changes related to immigration, artificial intelligence, and workforce policies and practices, may also impact us. Additional potential regulatory changes related to tax, trade, and economic and monetary policy, among other potential changes, could adversely impact the global economy and our operating results.

Legal proceedings may adversely affect our reputation, business, results of operations and financial condition.

Our business is subject to the risk of litigation or other legal proceedings by employees, consumers, suppliers, competitors, shareholders, unions, government officials and agencies and others through private actions, class actions, multi-district litigation, arbitrations, derivative actions, administrative proceedings, regulatory actions (including investigations) or other litigation. For example, we are involved in certain legal proceedings as discussed in Note 7 to the consolidated financial statements. The outcome of legal proceedings, particularly class action or multi-district litigation or mass arbitrations and regulatory actions, can be difficult to assess or quantify. Plaintiffs in these types of lawsuits, as well as government officials and agencies, may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss may remain unknown for lengthy periods. In addition, certain of these matters, if decided adversely to us or settled by us and not covered by insurance, may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operations are required, and sometimes these developments are unanticipated. Legal proceedings in general, and class actions, derivative actions, mass arbitrations, multi-district litigation, and governmental investigations and actions in particular, can be expensive and disruptive, and adverse publicity could harm our reputation, regardless of the validity of the allegations. As a result, legal proceedings may adversely affect our business, results of operations and financial condition. See also Note 7 to the consolidated financial statements.

New accounting guidance or changes in the interpretation or application of existing accounting guidance could adversely affect our financial performance.

The implementation of new accounting standards could require certain systems, internal process and controls and other changes that could increase our operating costs and result in changes to our financial statements.

U.S. generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business involve many subjective assumptions, estimates and judgments by our management. Changes in these rules or their interpretation or in underlying management assumptions, estimates or judgments could significantly change our reported or expected financial performance. The outcome of such changes could include litigation or regulatory actions which could adversely affect our financial condition and results of operations.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C.   CYBERSECURITY

We design, implement, and maintain a comprehensive information security program consisting of commercially reasonable administrative, organizational, and technical controls, practices, and safeguards which are designed to follow applicable laws, regulations, and industry best practices to protect against confidentiality, integrity, and availability threats to our information systems. Such controls, practices, and safeguards include, but are not limited to, published security policies, firewalls, intrusion prevention solutions, anti-malware solutions, data encryption, data loss prevention, security logging and monitoring, security configuration hardening, security patch/update management, remote access security, security risk management, vulnerability and threat management, security training and awareness, security controls testing, identity and access management, secure solutions development, and a comprehensive security incident response plan. Our Senior Vice President of Technology and Chief Information Security Officer ("CISO"), who has approximately 30 years of experience in the information technology field with approximately 25 years of full cybersecurity focus and approximately 20 years as a Certified Information Systems Security Professional, has responsibility for assessing and managing our information security program and related risks, which includes information security incident prevention, detection, mitigation and remediation, and leading a department of information security professionals with relevant industry and professional experience. Our CISO reports directly to our Executive Vice President and Chief Information Officer ("CIO"), who has approximately 25 years of experience in the information technology field that includes direct interaction with or supervision of cybersecurity functions.

We also maintain a third-party security risk management program to identify, oversee, prioritize, assess, and mitigate third party risks; however, we rely on our third-party business partners to implement effective information security programs commensurate with the risk associated with the nature of their business relationships to us and cannot ensure in all circumstances their efforts will be successful. We and our third-party partners have experienced threats to, and incidents involving, data and systems, including by perpetrators of attempted random or targeted malicious attacks; computer malware, ransomware, bots, or other destructive or disruptive hardware and/or software; and attempts to misappropriate our and our customers' information and cause system failures and disruptions, although to date none have been material to our business. See "Item 1A. Risk Factors" for additional information regarding cybersecurity-related risks that could impact our business.

The Audit Committee of our Board of Directors oversees our cybersecurity risks through various means, including but not limited to its oversight of our enterprise risk management program. In connection with its oversight of this program, our Audit Committee discusses with management the processes by which risk assessment and risk management are undertaken and our most significant financial and other risk exposures, including without limitation those relating to information systems, information security, data privacy, artificial intelligence, business continuity and disaster recovery, and third-party information security, and the steps management has taken to monitor and control such exposures. Our Audit Committee reviews enterprise risk assessment results at least annually and significant residual risk categories, along with their mitigation strategies, quarterly.

In addition to consideration as part of the enterprise risk management program, cybersecurity risk is further evaluated through various internal and external audits and assessments designed to validate the effectiveness of our controls for managing the security of our information assets. Management develops action plans to address select identified opportunities for improvement identified through these assessments. Additionally, our Audit Committee quarterly reviews reports and metrics, including a dashboard, pertaining to cybersecurity risks and prevention, detection, mitigation and remediation efforts with our CIO and CISO to help our Audit Committee understand and evaluate current risks, monitor trends, and track our progress against specific metrics. Our Audit Committee also has the responsibility to review with management and our outside independent auditor any unauthorized access to information technology systems that could have a material effect on our financial statements. Further, our Audit Committee receives quarterly updates regarding any significant cybersecurity incidents which occurred during the prior quarter and at least annually receives an update regarding our IT disaster recovery plan.

Our Audit Committee receives cybersecurity education to assist members in overseeing related risks. This education has included: an overview of Company-specific cyber-related risks considerations; an overview of various artificial intelligence considerations, including those related to risk management, governance and ethics, and workforce and culture; updates on the state of cybersecurity regulation; updates on the evolving retail landscape's impact on cyber risk to retail organizations; a cyber threat intelligence update focusing on the global impact of ransomware on the retail sector and trends in retail sector compromises; and an overview of methods to perform cyber risk quantification.

ITEM 2. PROPERTIES

As of February 27, 2026, we operated 20,959 retail stores, including those located in 48 U.S. states as listed in the table below and 17 stores in Mexico.

State	Number of Stores	State	Number of Stores
Alabama	993	Nebraska	154
Arizona	593	Nevada	24
Arkansas	146	New Hampshire	47
California	261	New Jersey	190
Colorado	82	New Mexico	157
Connecticut	102	New York	623
Delaware	59	North Carolina	1,150
Florida	1,091	North Dakota	73
Georgia	1,142	Ohio	1,039
Idaho	9	Oklahoma	601
Illinois	726	Oregon	89
Indiana	724	Pennsylvania	1,005
Iowa	342	Rhode Island	26
Kansas	275	South Carolina	703
Kentucky	810	South Dakota	83
Louisiana	688	Tennessee	1,043
Maine	74	Texas	1,948
Maryland	170	Utah	15
Massachusetts	57	Vermont	43
Michigan	771	Virginia	503
Minnesota	229	Washington	48
Mississippi	675	West Virginia	319
Missouri	694	Wisconsin	301
Montana	12	Wyoming	33

Most of our stores are located in leased premises. Individual store leases vary as to their terms, rental provisions and expiration dates. Many stores, including a significant portion of our new stores, carry a primary lease term of up to 15 years with multiple renewal options. We also have stores subject to shorter-term leases, and many of these leases also have renewal options.

As of February 27, 2026, we operated 20 distribution centers for non-refrigerated products, ten cold storage distribution centers, and four combination distribution centers which have both refrigerated and non-refrigerated products. We lease 15 of these facilities and the remainder are owned. We have a total of 22.8 million square feet of non-refrigerated space and a total of 2.9 million square feet of cold storage space. Approximately 7.25 acres of the land for one of the distribution centers is subject to a ground lease. We also leased approximately 2.6 million square feet of additional warehouse space in support of our distribution network for non-refrigerated merchandise.

Our executive offices are located in approximately 356,000 square feet of owned buildings in Goodlettsville, Tennessee. As of February 27, 2026, we also leased approximately 91,000 square feet of additional space in Goodlettsville, Tennessee to support merchandising initiatives and 85,000 square feet of additional office space outside the United States to support foreign retail and sourcing operations.

ITEM 3. LEGAL PROCEEDINGS

The information contained in Note 7 to the consolidated financial statements under the heading "Legal proceedings" contained in Part II, Item 8 of this report is incorporated herein by this reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Information regarding our current executive officers as of March 20, 2026 is set forth below. Each of our executive officers serves at the discretion of our Board of Directors and is elected annually by the Board to serve until a successor is duly elected or their earlier resignation or termination. There are no familial relationships between any of our directors or executive officers.

Name	Age	Position
Todd J. Vasos	64	Chief Executive Officer and Director
Donny H. Lau	47	Executive Vice President and Chief Financial Officer
Emily C. Taylor	50	Chief Operating Officer
Tracey N. Herrmann	48	Executive Vice President, Store Operations
Kathleen A. Reardon	54	Executive Vice President and Chief People Officer
Rhonda M. Taylor	58	Executive Vice President and General Counsel
Carman R. Wenkoff	58	Executive Vice President and Chief Information Officer
Roderick J. West	54	Executive Vice President, Global Supply Chain
Bryan D. Wheeler	60	Executive Vice President and Chief Merchandising Officer
Anita C. Elliott	61	Senior Vice President and Chief Accounting Officer

Mr. Vasos has served as our Chief Executive Officer since October 2023 when he returned to Dollar General after previously serving as our CEO from June 2015 to November 2022 and then as Senior Advisor from November 2022 until his retirement in April 2023. He has served as a member of our Board of Directors since June 2015. Mr. Vasos joined Dollar General in December 2008 as Executive Vice President, Division President and Chief Merchandising Officer and was promoted to Chief Operating Officer in November 2013. Prior to joining Dollar General, Mr. Vasos served in leadership positions with Longs Drug Stores Corporation, Phar-Mor Food and Drug Inc. and Eckerd Corporation. Mr. Vasos has served as a director of KeyCorp since July 2020 and as its lead independent director since January 2026.

Mr. Lau has served as Executive Vice President and Chief Financial Officer since October 2025. Prior to rejoining Dollar General, Mr. Lau served as the Chief Financial Officer of Zaxby's Franchising LLC from July 2023 to October 2025. Prior to Zaxby's, he served in roles of increasing responsibility within Dollar General's Finance organization, including Senior Vice President, Finance, and Chief Strategy Officer (April 2023 to July 2023); Senior Vice President, Chief Strategy Officer (September 2022 to April 2023); Vice President, Investor Relations and Corporate Strategy (October 2019 to September 2022); and Vice President, Strategy and Corporate Development (March 2017 to October 2019). Prior to joining the Company in 2017, Mr. Lau served in various financial planning, investor relations and corporate strategy roles of increasing responsibility at Yum! Brands, Inc. from 2011 to 2017. He also served as Vice President, Investment Banking, with Morgan Keegan & Company from 2010 to 2011, and with Morgan Joseph from 2004 to 2010.

Ms. E. Taylor has served as Chief Operating Officer since November 2025. After joining the Company in 1998, Ms. E. Taylor held roles of increasing responsibility in investor relations, financial planning and analysis, merchandise planning, pricing and merchandising operations prior to her promotion to Vice President, Pricing and Merchandise Data Optimization in March 2011. She then served as Vice President, Merchandising Operations (March 2012 to April 2014), was subsequently promoted to Senior Vice President, General Merchandise Manager (April 2014 to September 2019), served as Senior Vice President, Channel Innovation (September 2019 to September 2020), and was promoted to Executive Vice President and Chief Merchandising Officer (September 2020 to November 2025).

Ms. Herrmann has served as Executive Vice President, Store Operations, since February 2025. Prior to her current role, she served as our Senior Vice President, Store Operations (February 2024 to February 2025); Senior Vice President, Channel Innovation (September 2020 to February 2024); Senior Vice President, Store Operations (May 2017 to September 2020); Vice President, Division Manager (March 2016 to May 2017); Vice President, Merchandising Support (April 2014 to March 2016); and Senior Director, Merchandising (January 2013 to April 2014). Prior to joining Dollar General, Ms. Herrmann served in roles of increasing responsibility with Delhaize America, including Director of Pricing and Promotions, Bottom Dollar Food (September 2012 to December 2012); Director of Operations, Food Lion (July 2011 to September 2012); District Manager, Food Lion (May 2010 to July 2011); Merchandising Manager, Food Lion (February 2009 to May 2010); and Category Manager, Food Lion (April 2006 to February 2009). Prior to Food Lion, Ms. Herrmann held positions with EK Success Ltd., Hirschberg Schutz/Horizon Group USA and The Insight Research Corporation after beginning her career with Xerox Corporation in July 1999.

Ms. Reardon has served as Executive Vice President and Chief People Officer since August 2020. She joined Dollar General as Director, Human Resources in September 2009 and was promoted to Vice President, Talent Management in October 2012. She became Vice President, Retail Human Resources in October 2014 and was promoted to Senior Vice President, Human Resources in March 2019 and to Senior Vice President and Chief People Officer in May 2019. Prior to joining Dollar General, Ms. Reardon held several human resources positions of increasing responsibility at Centex from August 2005 until September 2009. Since beginning her career in May 1998, Ms. Reardon also held various roles with Carrier Corporation and was also a Career Consultant at the Darden Graduate School of Business Administration, University of Virginia.

Ms. R. Taylor has served as Executive Vice President and General Counsel since March 2015. She joined Dollar General as an Employment Attorney in March 2000 and was subsequently promoted to Senior Employment Attorney in 2001, Deputy General Counsel in 2004, Vice President and Assistant General Counsel in March 2010, and Senior Vice President and General Counsel in June 2013. Prior to joining Dollar General, she practiced law with Ogletree, Deakins, Nash, Smoak & Stewart, P.C., where her practice was focused on labor law and employment litigation. She has also held attorney positions with Ford & Harrison LLP.

Mr. Wenkoff has served as Executive Vice President and Chief Information Officer since July 2017. He previously served as the Chief Information Officer (May 2012 to June 2017) and Chief Digital Officer (June 2016 to June 2017) of Franchise World Headquarters, LLC ("Subway") and owned a Subway franchise from July 2015 until October 2017. He also previously served as Chairman of the Board and Co-President of Retail Gift Card Association (February 2008 to May 2012); Deputy Chief Information Officer for Independent Purchase Cooperative, Inc. (May 2005 to May 2012) and President of its subsidiary, Value Pay Services LLC (May 2005 to February 2011); founder and President of Stored Value Management, Inc. (January 2004 to May 2005); and Vice President, Operations and Finance, and General Counsel of Ontain Corporation (January 2000 to December 2004). Mr. Wenkoff began his career in 1993 as an articled student, and then attorney with Douglas Symes & Brissenden and served in various legal positions, including General Counsel, with Pivotal Corporation from 1997 to 2000.

Mr. West has served as Executive Vice President, Global Supply Chain, since September 2023. Prior to his current role, he served as our Senior Vice President, Distribution (March 2021 to August 2023); Vice President, Perishable Growth and Development (January 2018 to March 2021); and Vice President, Process Improvement (August 2005 to January 2018). Prior to joining Dollar General, Mr. West was a consultant with Kurt Salmon Associates from July 1994 to August 2005.

Mr. Wheeler has served as Executive Vice President and Chief Merchandising Officer since November 2025. He has more than 40 years of merchandising, operations and planning experience. Mr. Wheeler joined Dollar General as Vice President, Division Merchandise Manager, in July 2006 and was promoted to Senior Vice President, General Merchandise Manager, in October 2017. As Senior Vice President, he was responsible for the categories within Family Care, including paper, home cleaning, pet and health & beauty, as well as for oversight, beginning in May 2024, of the Company's global sourcing and private brands. Throughout his tenure at Dollar General, he led various buying categories in both consumables and non-consumables. Prior to joining Dollar General, Mr. Wheeler spent over 20 years at Kmart in various store and corporate roles of increasing responsibility, which included store operations, supply chain and merchandising.

Ms. Elliott has served as Senior Vice President and Chief Accounting Officer since December 2015. She joined Dollar General as Senior Vice President and Controller in August 2005. Prior to joining Dollar General, she served as Vice President and Controller of Big Lots, Inc. from May 2001 to August 2005, and as Vice President and Controller for Jitney-Jungle Stores of America, Inc. from April 1998 to March 2001. Prior to serving at Jitney-Jungle, she practiced public accounting for 12 years, 6 of which were with Ernst & Young LLP.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the New York Stock Exchange under the symbol "DG." On March 18, 2026, there were approximately 2,462 shareholders of record of our common stock.

Dividends

We have paid quarterly cash dividends since 2015. Our current quarterly cash dividend is $0.59 per share. While our Board of Directors expects to continue regular quarterly cash dividends, ultimately the declaration and amount of future cash dividends are subject to the Board's sole discretion and will depend upon, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, excess debt capacity, and other factors that the Board may deem relevant in its sole discretion.

ITEM 6.   [RESERVED]

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read with, and is qualified in its entirety by, the Consolidated Financial Statements and the notes thereto. It also should be read in conjunction with the Cautionary Disclosure Regarding Forward-Looking Statements and the Risk Factors disclosures set forth in the Introduction and in Item 1A of this report, respectively.

Executive Overview

We are the largest discount retailer in the United States by number of stores, with 20,959 stores located in 48 U.S. states and Mexico as of February 27, 2026, with the greatest concentration of stores in the southern, southwestern, midwestern and eastern United States. We offer a broad selection of merchandise, including consumable products such as food, paper and cleaning products, health and beauty products and pet supplies, and non-consumable products such as seasonal merchandise, home decor and domestics, and basic apparel. Our merchandise includes national brands from leading manufacturers, as well as our own private brand selections with prices often at substantial discounts to national brands. We offer our customers these national brand and private brand products at everyday low prices (typically $10 or less) from our convenient small-box locations.

We believe our convenient store formats, locations, and broad selection of high-quality products at compelling values have driven our substantial growth and financial success over the years and through a variety of economic cycles. We are mindful that the majority of our customers are value-conscious, and many have low and/or fixed incomes. As a result, we are intensely focused on helping our customers make the most of their spending dollars. The primary macroeconomic factors that affect our core customers include unemployment and underemployment rates, inflation, wage growth, changes in federal and state tax policies, interest rates, changes in U.S. and global trade policy (including price increases resulting from tariffs), and changes in U.S. government policy and assistance programs (including cost of living adjustments and work requirements), such as SNAP, unemployment benefits, and economic stimulus programs. Finally, significant unseasonable or unusual weather patterns or extreme weather can impact customer shopping behaviors.

Uncertainty remains regarding the potential impact of tariffs on consumer behavior and our business. Tariff rates on both direct imports and domestic purchases did not materially impact our financial results in 2025. The tariff environment remains dynamic, and the specific tariffs applicable to goods imported by us and our suppliers into the U.S. may continue to evolve. Currently announced tariff rates, as well as any rate increases or expansions of tariff coverage affecting the products that we sell, could have a significant impact on our business and on our customers' budgets. Further, on February 20, 2026, the United States Supreme Court invalidated the tariffs imposed under the International Emergency Economic Powers Act (IEEPA). Significant uncertainty exists regarding potential tariff refunds and replacement tariffs under other statutes. We continue to monitor developments and to evaluate and implement mitigation strategies to address the potential sales and margin impact of current and potential future tariffs, as well as to take various actions designed to minimize price increases for our customers. There can be no assurance we will be successful in our efforts, or that price increases will not adversely affect customer behavior.

Our core customers are often among the first to be affected by negative or uncertain economic conditions and among the last to feel the effects of improving economic conditions, particularly when trends are inconsistent and of an uncertain duration. Our customers continue to feel constrained in the current macroeconomic environment and to experience elevated expenses that generally comprise a large portion of their household budgets, such as rent, healthcare, energy and fuel prices, as well as cost inflation in frequently purchased household products (including food), which we expect will continue to pressure our customers' spending overall.

We remain committed to our long-term operating priorities as we consistently strive to improve our performance while retaining our customer-centric focus. These priorities include: 1) driving profitable sales growth, 2) capturing growth opportunities, 3) enhancing our position as a low-cost operator, and 4) investing in the growth and development of our teams.

We seek to drive profitable sales growth through initiatives aimed at increasing customer traffic and average transaction amount. Historically, sales in our consumables category, which tend to have lower gross margins, have been key drivers of net sales and customer traffic, while sales in our non-consumables categories, which tend to have higher gross margins, have been key drivers of more profitable sales growth and average transaction amount. Our sales mix remains heavily weighted towards consumables, although we saw slight improvement in our sales mix in 2025 compared to the prior year. Certain of our initiatives are intended to better optimize our sales mix; however, there can be no assurances that these efforts will be successful.

As we work to provide everyday low prices and meet our customers' affordability needs, we remain focused on enhancing our margins through inventory shrink and damage reduction initiatives, as well as pricing and markdown optimization, the DG Media Network (our platform that connects brand partners with our customers), effective category management and inventory reduction efforts, distribution and transportation efficiencies, private brands penetration and global sourcing strategies. Several of our strategic and other sales-driving initiatives are also designed to capture growth opportunities.

Inventory shrink has significantly improved from prior elevated levels, and although damages remain elevated, we made progress reducing damages in 2025. We continue to implement actions designed to drive sustained improvement in both shrink and damages.

We continue to implement and invest in certain strategic initiatives intended to drive profitable sales growth with both new and existing customers and capture long-term growth opportunities. Such initiatives include providing our customers with a variety of shopping access points and even greater value and convenience by leveraging and developing digital tools and technology, such as our Dollar General app, which contains a variety of tools to enhance the shopping experience. We remain focused on enhancing both the in-store and digital shopping experience, while driving operational efficiency. The delivery component of our digital initiatives is becoming a meaningful contributor to our comparable store sales performance. Third-party delivery services and myDG® Delivery are available in the majority of our stores, providing added convenience and incremental sales. We believe these digital efforts will contribute to the continued growth of our DG Media Network.

In 2025, we expanded our efforts to improve the performance and profitability of our mature stores through the rollout of an incremental remodel program, Project Elevate. This partial-remodel initiative is designed to refresh and optimize the merchandising in our stores, and in turn, enhance the shopping experience for our customers, while also potentially mitigating future repairs and maintenance expense. Project Elevate remodels are incremental to our full-remodel program, Project Renovate.

We also remain focused on capturing growth opportunities. In 2025, we opened a total of 589 new stores, including 8 stores in Mexico, remodeled 2,000 stores through Project Renovate and 2,254 stores through Project Elevate, relocated 47 stores and closed 290 stores. In 2026, we plan to open approximately 450 new stores (as well as approximately 10 stores in Mexico), remodel approximately 2,000 stores through Project Renovate, remodel approximately 2,250 stores through Project Elevate, and relocate approximately 20 stores, for a total of 4,730 real estate projects.

pOpshelf, our unique retail concept focused on categories such as seasonal and home décor, health and beauty, home cleaning supplies, and party and entertainment goods, represents an additional potential growth opportunity. At the end of 2025, we operated 180 standalone pOpshelf stores. We continue to take focused actions designed to improve the performance of pOpshelf stores, although there can be no assurances that our efforts will be successful.

We expect store format innovation to allow us to capture additional growth opportunities as we continue to utilize the most productive of our various Dollar General store formats based on the specific market opportunity. In 2025, we began utilizing store formats averaging approximately 8,500 square feet of selling space for the significant majority of new stores. These formats allow for expanded high-capacity-cooler counts, an extended queue line, and a broader product assortment, including an enhanced non-consumable offering, a larger health and beauty section, and produce in select stores.

We always seek ways to reduce or control costs that do not affect our customers' shopping experiences. We plan to continue enhancing our position as a low-cost operator over time while employing ongoing cost discipline to reduce certain expenses as a percentage of sales. Nonetheless, we seek to maintain flexibility to invest in the business as necessary to enhance our long-term competitiveness and profitability. From time to time, our strategic initiatives, including without limitation those discussed above, have required and may continue to require us to incur upfront expenses for which there may not be an immediate return in terms of sales or enhanced profitability.

Certain of our operating expenses, such as wage rates and occupancy costs have continued to increase in recent years, due primarily to market forces such as labor availability, increases in minimum wage rates, inflation, property rents and interest rates. Significant or rapid increases to federal, state or local minimum wage rates or salary levels could significantly adversely affect our earnings if we are not able to otherwise offset these increased labor costs elsewhere in our business.

We believe ongoing inflationary pressures could continue to affect our vendors and customers and our operating results. Both inflation and higher interest rates have significantly increased new store opening costs and occupancy costs in recent years and, while new store returns remain strong, these increased costs have negatively impacted our projected new store returns and influenced our new store growth plans.

Our teams are a competitive advantage, and we proactively seek ways to continue investing in their development. Our goal is to create an environment that attracts, develops, and retains talented personnel, particularly at the store manager level, as employees who are promoted from within our company generally have longer tenures and are greater contributors to improvements in our financial performance. We are taking actions designed to continue reducing our higher than targeted store manager turnover, including through budgeting and allocation of labor hours and simplifying in-store activities.

Key Performance Indicators

We utilize key performance indicators, which are defined below, in the management of our business including same-store sales, average sales per square foot, and inventory turnover. We use these measures to maximize profitability and for decisions about the allocation of resources. Each of these measures is commonly used by investors in retail companies to measure the health of the business.

Same-store sales are calculated based upon our stores that were open at least 13 full fiscal months and remain open at the end of the reporting period. We include stores that have been remodeled, expanded or relocated in our same-store sales calculation. Changes in same-store sales are calculated based on the comparable 52 calendar weeks in the current and prior years. The method of calculating same-store sales varies across the retail industry. As a result, our calculation of same-store sales is not necessarily comparable to similarly titled measures reported by other companies.

	2025	2024
Same-store sales.	3.0 %	1.4 %

Average sales per square foot is calculated based on total sales for the preceding four quarters as of the ending date of the reporting period divided by the average selling square footage as of the end of the most recent five quarters.

	January 30, 2026	January 31, 2025
Average sales per square foot	$ 270	$ 263

Inventory turnover is calculated based on total cost of goods sold for the preceding four quarters as of the ending date of the reporting period divided by the average inventory balance as of the end of the most recent five quarters.

	January 30, 2026	January 31, 2025
Inventory turnover	4.5	4.1

Results of Operations

Accounting Periods. The following text contains references to years 2025, 2024, and 2023, which represent fiscal years ended January 30, 2026, January 31, 2025, and February 2, 2024, respectively. Our fiscal year ends on the Friday closest to January 31. Fiscal years 2025, 2024 and 2023 were 52-week accounting periods.

Seasonality. The nature of our business is somewhat seasonal. Primarily because of sales of Christmas-related merchandise, operating profit in our fourth quarter (November, December and January) has historically been higher than operating profit achieved in each of the first three quarters of the fiscal year, although this was not the case in 2024 and 2023. Expenses, and to a greater extent operating profit, vary by quarter. Results of a period shorter than a full year may not be indicative of results expected for the entire year. Furthermore, the seasonal nature of our business may affect comparisons between periods.

The following table contains results of operations data for fiscal years 2025, 2024, and 2023, and the dollar and percentage variances among those years.

(amounts in millions, except per share amounts)	2025	2024	2023	2025 vs. 2024 % Change	2024 vs. 2023 % Change
Net sales.	$ 42,724.4	$ 40,612.3	$ 38,691.6	5.2 %	5.0 %
Cost of goods sold	29,624.7	28,594.8	26,972.6	3.6	6.0
Gross profit	13,099.7	12,017.5	11,719.0	9.0	2.5
Selling, general and administrative expenses.	10,896.0	10,303.4	9,272.7	5.8	11.1
Operating profit	2,203.7	1,714.1	2,446.3	28.6	(29.9)
Interest expense, net.	230.6	274.3	326.8	(15.9)	(16.1)
Other (income) expense	8.5	—	—	—	—
Income before income taxes	1,964.6	1,439.8	2,119.5	36.5	(32.1)
Income tax expense	452.3	314.5	458.2	43.8	(31.4)
Net income.	$ 1,512.3	$ 1,125.3	$ 1,661.3	34.4 %	(32.3)%
Diluted earnings per share	$ 6.85	$ 5.11	$ 7.55	34.1 %	(32.3)%

(Percent of Net Sales)	2025	2024	2023	2025 vs. 2024 Basis Point Change	2024 vs. 2023 Basis Point Change
Net sales.	100.00 %	100.00 %	100.00 %		
Cost of goods sold	69.34	70.41	69.71	(107)	70
Gross profit	30.66	29.59	30.29	107	(70)
Selling, general and administrative expenses.	25.50	25.37	23.97	13	140
Operating profit	5.16	4.22	6.32	94	(210)
Interest expense, net.	0.54	0.68	0.84	(14)	(16)
Other (income) expense	0.02	0.00	0.00	2	-
Income before income taxes	4.60	3.55	5.48	105	(193)
Income tax expense	1.06	0.77	1.18	28	(41)
Net income.	3.54 %	2.77 %	4.29 %	77	(152)

Net Sales. Net sales in 2025 increased 5.2% primarily due to an increase in same-store sales of 3.0% compared to 2024 and sales from new stores, partially offset by the impact of store closures. The increase in same-store sales reflects a 1.6% increase in customer traffic and a 1.4% increase in average transaction amount. The increase in average transaction amount reflects higher average item retail prices and flat items per transaction. Same-store sales increased in the consumables, seasonal, home products and apparel categories. In 2025, our 20,268 same-stores accounted for sales of $41.2 billion.

Net sales in 2024 increased 5.0% primarily due to sales from new stores and an increase in same-store sales of 1.4% compared to 2023, partially offset by the impact of store closures. The increase in same-store sales reflects a 1.1% increase in customer traffic and a 0.3% increase in average transaction amount. The increase in average transaction amount was driven by higher average item retail prices and an increase in items per transaction. Same-store sales increased in the consumables category and declined in the home products, seasonal and apparel categories. In 2024, our 19,633 same-stores accounted for sales of $38.8 billion.

The amount of net sales represented by each of our product categories for fiscal years 2025, 2024 and 2023, as well as the percentage change between such periods, were as follows:

(amounts in millions)	2025	2024	2023	2025 vs. 2024 % Change	2024 vs. 2023 % Change
Net sales by category:					
Consumables	$ 35,053.2	$ 33,370.9	$ 31,342.6	5.0 %	6.5 %
Seasonal	4,327.4	4,073.3	4,083.8	6.2	(0.3)
Home products	2,213.5	2,074.4	2,163.8	6.7	(4.1)
Apparel	1,130.3	1,093.7	1,101.4	3.3	(0.7)
Net sales	$ 42,724.4	$ 40,612.3	$ 38,691.6	5.2 %	5.0 %

The percentage of net sales represented by each of our product categories for fiscal years 2025, 2024 and 2023, were as follows:

	2025	2024	2023
Net sales by category:			
Consumables	82.04 %	82.17 %	81.01 %
Seasonal	10.13	10.03	10.55
Home products	5.18	5.11	5.59
Apparel	2.65	2.69	2.85
Net sales	100.0 %	100.0 %	100.0 %

Gross Profit. In 2025, gross profit increased by 9.0%, and as a percentage of net sales increased by 107 basis points to 30.7%, compared to 2024, primarily driven by lower shrink, higher inventory markups and lower inventory damages, partially offset by an increased LIFO provision.

In 2024, gross profit increased by 2.5%, and as a percentage of net sales decreased by 70 basis points to 29.6%, compared to 2023, primarily driven by increased markdowns, a greater proportion of sales coming from the consumables category and increased inventory damages, partially offset by decreased transportation costs.

SG&A. SG&A as a percentage of net sales was 25.5% in 2025 compared to 25.4% in 2024, an increase of 13 basis points. The primary expenses that were higher as a percentage of net sales in 2025 were incentive compensation and repairs and maintenance, partially offset by lower impairment charges primarily due to the store portfolio optimization review completed in 2024 as discussed in Note 12 to the consolidated financial statements.

SG&A as a percentage of net sales was 25.4% in 2024 compared to 24.0% in 2023, an increase of 140 basis points. The increase reflects fourth quarter impairment charges totaling $214.2 million related to the store portfolio optimization review as discussed in Note 12 to the consolidated financial statements. Other expenses that were higher as a percentage of net sales in 2024 were retail labor, depreciation and amortization, store occupancy costs and incentive compensation.

Interest Expense, net. Interest expense, net decreased $43.8 million to $230.6 million in 2025 compared to 2024 primarily due to lower average debt balances from the repayment of long-term debt. Interest expense, net, decreased $52.5 million to $274.3 million in 2024 compared to 2023 due to higher average cash balances and the repayment of long-term debt. See the detailed discussion under "Liquidity and Capital Resources" regarding the financing of various long-term obligations.

Income Taxes. The effective income tax rate for 2025 was 23.0% compared to a rate of 21.8% for 2024 which represents a net increase of 1.2 percentage points. The effective tax rate was higher in 2025 primarily due to a higher state effective tax rate, enactment of Pillar Two minimum tax, and a decreased benefit from jobs-based tax credits due to higher earnings before taxes diluting the rate impact of the credits.

We receive a significant income tax benefit from wages paid to certain newly hired employees who qualify for federal jobs credits, principally the Work Opportunity Tax Credit ("WOTC"). The WOTC program previously authorized under the Consolidated Appropriations Act of 2021 expired for employees hired after December 31, 2025. For 2025, the expiration of the WOTC program had an immaterial impact on our effective tax rate. Absent reauthorization, we will experience a significant negative impact to the effective tax rate in future years.

The effective income tax rate for 2024 was 21.8% compared to a rate of 21.6% for 2023 which represents a net increase of 0.2 percentage points. The effective tax rate was higher in 2024 primarily due to a higher state effective tax rate and a decreased benefit from stock-based compensation partially offset by the effect of certain rate-impacting items on lower earnings before taxes.

Effects of Inflation

In 2025, 2024 and 2023, we experienced increases in product costs due to modest inflationary pressure. In addition, we continued to experience elevated but relatively stable costs of building materials and certain of our other capital costs.

Liquidity and Capital Resources

Current Financial Condition and Recent Developments

During the past three years, we have generated an aggregate of approximately $9.0 billion in cash flows from operating activities and incurred approximately $4.3 billion in capital expenditures. During that period, we expanded the number of stores we operate by 1,789, representing store growth of approximately 9%, and we remodeled or relocated 8,143 stores, or approximately 43% of the stores we operated as of the beginning of the three-year period. In 2026, we intend to pursue accelerated growth in remodels, including Projects Elevate and Renovate, with slower growth for new stores and fewer relocations.

At January 30, 2026, we had a $2.375 billion unsecured revolving credit agreement (the "Revolving Facility"), $4.5 billion aggregate principal amount of senior notes, and a commercial paper program that may provide borrowing availability of up to $2.0 billion. At January 30, 2026, we had total consolidated outstanding debt (including the current portion of long-term obligations) of $4.6 billion, most of which was in the form of senior notes. All of our material borrowing arrangements are described in greater detail below. Our borrowing availability under the Revolving Facility may be effectively limited by our commercial paper notes ("CP Notes") as further described below. The information contained in Note 5 to the consolidated financial statements contained in Part II, Item 8 of this report is incorporated herein by reference.

We believe our cash flow from operations, and our existing cash balances, combined with availability under the Revolving Facility, CP Notes and access to the debt markets, will provide sufficient liquidity to fund our current obligations, projected working capital requirements, capital spending and anticipated dividend payments for a period that includes the next twelve months as well as the next several years. However, our ability to maintain sufficient liquidity may be affected by numerous factors, many of which are outside of our control. Depending on our liquidity levels, conditions in the capital markets and other factors, we may from time to time consider the issuance of debt, equity or other securities, the proceeds of which could provide additional liquidity for our operations.

For fiscal 2026, we anticipate potential combined borrowings under the Revolving Facility and CP Notes to be a maximum of approximately $400 million outstanding at any one time.

Revolving Facility

On September 3, 2024, we entered into an amended and restated credit agreement which provides for a $2.375 billion unsecured five-year revolving credit facility and allows for a subfacility for letters of credit of up to $100 million, of which $70 million is currently committed and $30 million is currently uncommitted. The Revolving Facility also includes a subfacility with an available borrowing capacity of up to $50 million for short-term borrowings referred to as swingline loans. The Revolving Facility is scheduled to mature on September 3, 2029.

Borrowings under the Revolving Facility bear interest at a rate equal to an applicable interest rate margin plus, at our option, either (a) Adjusted Term SOFR (which is Term SOFR (as published by CME Group Benchmark Administration Limited) plus a credit spread adjustment of 0.10%) or (b) a base rate (which is usually equal to the prime rate). The applicable interest rate margin for borrowings as of January 30, 2026 was 1.015% for Adjusted Term SOFR borrowings and 0.015% for base-rate borrowings. We must also pay a facility fee, payable on any used and unused commitment amounts of the Revolving Facility, and customary fees on letters of credit issued under the Revolving Facility. As of January 30, 2026, the facility fee rate was 0.11%. The applicable interest rate margins for borrowings, the facility fees and the letter of credit fees under the Revolving Facility are subject to adjustment from time to time based on our long-term senior unsecured debt ratings.

The credit agreement governing the Revolving Facility contains a number of customary affirmative and negative covenants that, among other things, restrict, subject to certain exceptions, our (and our subsidiaries') ability to: incur additional liens; sell all or substantially all of our assets; consummate certain fundamental changes or change in our lines of business; and incur additional subsidiary indebtedness. The credit agreement governing the Revolving Facility also contains financial covenants which require the maintenance of a minimum fixed charge coverage ratio and a maximum leverage ratio. On March 11, 2025, we amended the credit agreement governing the Revolving Facility to increase the maximum leverage ratio and decrease the minimum fixed charge ratio through January 30, 2026, or earlier at our option upon achieving certain financial covenant milestones ("Covenant Relief Period"). During the Covenant Relief Period, we were restricted from repurchasing shares of our common stock and the ability to incur certain additional liens and subsidiary debt was reduced. The credit agreement governing the Revolving Facility also contains customary events of default. As of January 30, 2026, we were in compliance with all such covenants.

As of January 30, 2026, we had no outstanding borrowings, no outstanding letters of credit, and borrowing availability of $2.375 billion under the Revolving Facility that, due to our intention to maintain borrowing availability related to the commercial paper program described below, could contribute liquidity of $2.18 billion. In addition, we had outstanding letters of credit of $58.2 million which were issued pursuant to separate agreements.

Commercial Paper

We may issue the CP Notes from time to time in an aggregate amount not to exceed $2.0 billion outstanding at any time. The CP Notes may have maturities of up to 364 days from the date of issue and rank equal in right of payment with all of our other unsecured and unsubordinated indebtedness. We intend to maintain available commitments under the Revolving Facility in an amount at least equal to the amount of CP Notes outstanding at any time. As of January 30, 2026, our consolidated balance sheet reflected no outstanding unsecured CP Notes. CP Notes totaling $195.0 million were held by a wholly owned subsidiary and therefore are not reflected in the consolidated balance sheets.

Senior Notes

Our Senior Notes consist of the following issuances:

		(In millions)			
Maturity	**Interest Rate**	**Aggregate Principal**	**Discount**	**Issuance Date**	**Annual Interest Schedule**
May 2028..........................	4.125 %	$ 500.0	$ 0.5	April 2018	May 1 and November 1
July 2028	5.200	500.0	0.1	June 2023	January 5 and July 5
April 2030	3.500	1,000.0	0.7	April 2020	April 3 and October 3
November 2032	5.000	700.0	2.4	September 2022	May 1 and November 1
July 2033	5.450	1,000.0	1.6	June 2023	January 5 and July 5
April 2050	4.125	500.0	5.0	April 2020	April 3 and October 3
November 2052	5.500	300.0	0.3	September 2022	May 1 and November 1

The table above is comprised of what is collectively referred to as the Senior Notes, each of which were issued pursuant to an indenture as supplemented and amended by supplemental indentures relating to each series of Senior Notes (as so supplemented and amended, the "Senior Indenture").

We may redeem some or all of the Senior Notes at any time at redemption prices set forth in the Senior Indenture. Upon the occurrence of a change of control triggering event, which is defined in the Senior Indenture, each holder of our Senior Notes has the right to require us to repurchase some or all of such holder's Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

In April 2025, we redeemed the $500.0 million aggregate principal amount of outstanding 4.15% senior notes due November 2025. In September 2025, we redeemed the $600.0 million aggregate principal amount of the outstanding 3.875% senior notes due April 2027. In December 2025, we redeemed the $550.0 million aggregate principal amount of the outstanding 4.625% senior notes due November 2027.

The Senior Indenture contains covenants limiting, among other things, our ability (subject to certain exceptions) to consolidate, merge, or sell or otherwise dispose of all or substantially all of our assets; and our ability and the ability of our subsidiaries to incur or guarantee indebtedness secured by liens on any shares of voting stock of significant subsidiaries.

The Senior Indenture also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on our Senior Notes to become or to be declared due and payable, as applicable.

Rating Agencies

Our credit ratings, as well as future rating agency actions, could (i) impact our ability to finance our operations on satisfactory terms; (ii) affect our financing costs; and (iii) affect our insurance premiums and collateral requirements necessary for our self-insured programs. There can be no assurance that we will maintain or improve our current credit ratings, particularly, if we are unable to lower our leverage ratios to levels and within time frames deemed acceptable to the rating agencies. The credit ratings for our borrowings are as follows:

Rating Agency	Senior unsecured debt rating	Commercial paper rating	Outlook
Moody's	Baa3	P-3	Stable outlook
Standard & Poor's	BBB	A-2	Stable outlook

Future Cash Requirements

The following table summarizes significant estimated future cash requirements under our various contractual obligations and other commitments at January 30, 2026, in total and disaggregated into current (<1 year) and long-term (1 or more years) obligations (in thousands):

Contractual obligations		Total		< 1 year	1 - 3 years	3 - 5 years	5+ years
		Payments Due by Period					
Long-term debt obligations........	$	4,648,666	$	14,401	$ 1,025,359	$ 1,014,018	$ 2,594,888
Interest(a)		2,041,024		221,261	417,675	324,352	1,077,736
Self-insurance liabilities(b)........		377,601		182,770	132,870	50,230	11,731
Operating lease obligations........		13,671,277		2,006,108	3,621,984	2,812,980	5,230,205
Subtotal	$	20,738,568	$	2,424,540	$ 5,197,888	$ 4,201,580	$ 8,914,560

Commercial commitments(c)		Total		< 1 year	1 - 3 years	3 - 5 years	5+ years
		Commitments Expiring by Period					
Letters of credit	$	7,415	$	7,415	$ —	$ —	$ —
Purchase obligations(d)...........		2,117,964		1,732,459	385,505	—	—
Subtotal	$	2,125,379	$	1,739,874	$ 385,505	$ —	$ —
Total contractual obligations and commercial commitments	$	22,863,947	$	4,164,414	$ 5,583,393	$ 4,201,580	$ 8,914,560

(a) Represents obligations for interest payments on long-term debt and includes projected interest on variable rate long-term debt using 2025 year-end rates and balances. Variable rate long-term debt includes the Revolving Facility (although such facility had a balance of zero as of January 30, 2026), the CP Notes (which had a balance of zero as of January 30, 2026, and which amount is net of $195.0 million held by a wholly owned subsidiary), and interest rate swaps being accounted for as fair value hedges.

(b) We retain a significant portion of the risk for our workers' compensation, employee health, general liability, property loss, auto liability, and certain third-party landlord claims exposures. As these obligations do not have scheduled maturities, these amounts represent undiscounted estimates based upon actuarial assumptions. Substantially all amounts are reflected on an undiscounted basis in our consolidated balance sheets.

(c) Commercial commitments include information technology license and support agreements, supplies, fixtures, letters of credit for import merchandise, and other inventory purchase obligations.

(d) Purchase obligations include legally binding agreements for software licenses and support, supplies, fixtures, and merchandise purchases (excluding such purchases subject to letters of credit).

Share Repurchase Program

Our common stock repurchase program had a total remaining authorization of approximately $1.38 billion at January 30, 2026. The authorization allows repurchases from time to time in open market transactions, including pursuant to trading plans adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, or in privately negotiated transactions. The repurchase authorization has no expiration date, and future repurchases will depend on a variety of factors, including price, market conditions, compliance with the covenants and restrictions under our debt agreements, cash requirements, excess debt capacity, results of operations, financial condition and other factors. The repurchase program may be modified or terminated from time to time at the discretion of our Board of Directors. Although we have not repurchased shares under this program since 2022, it remains an important part of our broader capital allocation strategy, and we anticipate resuming share repurchases at the appropriate time. For more detail, see Note 11 to the consolidated financial statements.

Other Considerations

In March 2026, the Board of Directors declared a quarterly cash dividend of $0.59 per share which is payable on or before April 21, 2026 to shareholders of record of our common stock on April 7, 2026. We paid quarterly cash dividends of $0.59 per share in 2025. The Board expects to continue regular quarterly cash dividends, although the declaration and amount of future cash dividends ultimately are subject to the Board's sole discretion and will depend upon, among other factors, our results of operations, cash requirements, financial condition, contractual restrictions, excess debt capacity and other factors that our Board may deem relevant in its sole discretion.

Our inventory balance represented approximately 44% of our total assets exclusive of operating lease assets, goodwill, and other intangible assets as of January 30, 2026. Our ability to effectively manage our inventory balances can have a significant impact on our cash flows from operations during a given fiscal year as discussed further below. Inventory purchases are often somewhat seasonal in nature, such as the purchase of warm-weather or Christmas-related merchandise. Efficient management of our inventory has been and continues to be an area of focus for us.

As described in Note 7 to the consolidated financial statements, we are involved in a number of legal actions and claims, some of which could potentially result in material cash payments. Adverse developments in those actions could materially and adversely affect our liquidity.

Cash Flows

Cash flows from operating activities. Cash flows from operating activities were $3.6 billion in 2025, which represents a $638.4 million increase compared to 2024. Net income increased to $1.5 billion in 2025 as compared to $1.1 billion in 2024. Changes in income taxes resulted in a $199.2 million increase in 2025 compared to a $15.4 million decrease in 2024 primarily due to the increase in pre-tax earnings in 2025 and the timing of payments for income taxes. Changes in accrued expenses resulted in a $250.0 million increase in 2025 compared to a $91.8 million increase in 2024, due primarily to an increase in accrued incentive compensation. Changes in accounts payable resulted in a $185.3 million increase in our working capital in 2025 compared to a $302.9 million increase in 2024, due primarily to the timing of inventory receipts and related payments. Changes in merchandise inventories resulted in a $178.5 million increase in our working capital in 2025 compared to the increase of $230.2 million in 2024 as described in greater detail below.

Cash flows from operating activities were $2.996 billion in 2024, which represents a $604.3 million increase compared to 2023. Changes in merchandise inventories resulted in a $230.2 million increase in our working capital in 2024 compared to the decrease of $299.1 million in 2023 as described in greater detail below. Changes in accounts payable resulted in a $302.9 million increase in our working capital in 2024 compared to a $36.9 million increase in 2023, due primarily to the timing of inventory receipts and related payments. Changes in accrued expenses resulted in a $91.8 million increase in 2024 compared to a $39.2 million decrease in 2023. Net income decreased to $1.1 billion in 2024 as compared to $1.7 billion in 2023. Changes in other noncash losses resulted in a $296.2 million increase as compared to a $89.0 million increase in 2023 primarily due to impairment charges in 2024. Changes in income taxes paid in 2024 compared to 2023 are primarily due to the decrease in pre-tax earnings in 2024 and the timing of payments for income taxes.

On an ongoing basis, we closely monitor and manage our inventory balances, and they may fluctuate from period to period based on new store openings, the timing of purchases, and other factors. Merchandise inventories decreased by 6% in 2025, decreased by 4% in 2024 and increased by 3% in 2023. The decrease in the 2025 period primarily reflects a decrease in the consumables, seasonal and home products categories due to inventory reduction efforts and core SKU reductions. Offsetting the inventory decreases was an increase in the apparel category primarily due to an increase in overall store count and improvements to inventory in-stock. Percent and dollar changes in our four inventory categories for the past three years were as follows:

Increase (decrease)	For the Year Ended					
	January 30, 2026		January 31, 2025		February 2, 2024	
Consumables	$ (239.4)	(6)%	$ (287.4)	(6)%	$ 744.5	20 %
Seasonal	(88.9)	(7)	14.7	1	(207.1)	(13)
Home products	(69.6)	(9)	(18.3)	(2)	(291.3)	(28)
Apparel	18.5	5	8.0	2	(12.6)	(4)

On a per store basis, inventories at January 30, 2026, decreased by 7.0% compared to the balances at January 31, 2025.

Cash flows from investing activities. Significant components of property and equipment purchases included the following approximate amounts:

(amounts in millions, except store count amounts)	For the Year Ended		
	January 30, 2026	January 31, 2025	February 2, 2024
Existing stores improvements, upgrades, remodels, and relocations	$ 732.0	$ 605.3	$ 683.4
Distribution and transportation-related capital expenditures	215.3	342.9	542.4
New stores primarily for leasehold improvements, fixtures and equipment	203.5	295.9	390.2
Information systems upgrades and technology-related projects	64.4	52.2	67.1
Other	26.0	13.6	17.1
Total purchases of property and equipment	$ 1,241.2	$ 1,309.9	$ 1,700.2
Store Counts			
New stores	589	725	987
Remodeled or relocated (a)	4,301	1,706	2,136

(a) Remodeled store counts include 2,000 stores through Project Renovate and 2,254 stores through Project Elevate.

Capital expenditures during 2026 are projected to be in the range of $1.4 billion to $1.5 billion. We anticipate funding 2026 capital requirements with a combination of some or all of the following: existing cash balances, cash flows from operations, availability under our Revolving Facility and/or the issuance of additional CP Notes. We plan to continue to invest in store growth and development with approximately 450 new stores in the United States and approximately 10 new stores in Mexico and approximately 4,270 remodels or relocations, including remodeling approximately 2,000 stores through Project Renovate, remodeling approximately 2,250 through Project Elevate, and relocating approximately 20 stores. Capital expenditures in 2026 are anticipated to support our store growth as well as our remodel and relocation initiatives, including capital outlays for leasehold improvements, fixtures and equipment; the construction of new stores; costs to support and enhance our supply chain initiatives for existing distribution center facilities and replacement of certain transportation related assets; technology initiatives; as well as routine and ongoing capital requirements.

Cash flows from financing activities. During the 2025 period, we had repayments of long-term obligations of $1.7 billion. We paid cash dividends of $519.5 million and did not repurchase shares of our common stock.

During the 2024 period, we had repayments of long-term obligations of $770.2 million. We paid cash dividends of $519.0 million and did not repurchase shares of our common stock.

In 2023, we received proceeds from the issuance of long-term debt of $1.5 billion. Net commercial paper borrowings decreased by $1.5 billion, and we received and repaid $500.0 million under the 364-Day Revolving Facility. We paid cash dividends of $518.0 million and did not repurchase shares of our common stock.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect reported amounts and related disclosures. In addition to the estimates presented below, there are other items within our financial statements that require estimation but are not deemed critical as defined below. We believe these estimates are reasonable and appropriate. However, if actual experience differs from the assumptions and other considerations used, the resulting changes could have a material effect on the financial statements taken as a whole.

Management believes the following policies and estimates are critical because they involve significant judgments, assumptions, and estimates. Management has discussed the development and selection of the critical accounting estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the disclosures presented below relating to those policies and estimates. See Note 1 to the consolidated financial statements for a detailed discussion of our principal accounting policies.

Merchandise Inventories. Merchandise inventories are stated at the lower of cost or market ("LCM") with cost determined using the retail last in, first out ("LIFO") method. We use the retail inventory method ("RIM") to calculate gross profit and the resulting valuation of inventories at cost, which are computed utilizing a calculated cost-to-retail inventory ratio to the retail value of sales at an inventory department level. We apply the RIM to these departments, which are groups of products that are fairly uniform in terms of cost, selling price relationship and turnover. The RIM will result in valuing inventories at LCM if permanent markdowns are recorded timely as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain management judgments and estimates that may impact the ending inventory valuation at cost, as well as the gross profit recognized. These judgments include ensuring departments consist of similar products, recording estimated shrinkage between physical inventories, and timely recording of markdowns needed to sell inventory.

Factors considered in the determination of markdowns include current and anticipated demand based on changes in competitors' practices, consumer preferences, consumer spending, significant weather events and unseasonable weather patterns. Certain of these factors are outside of our control and may result in greater than estimated markdowns to entice consumer purchases of excess inventory. The amount and timing of markdowns may vary significantly from year to year.

We perform physical inventories in a significant majority of our stores on an annual basis. We calculate our shrink provision based on actual physical inventory results during the fiscal period and an accrual for estimated shrink occurring subsequent to a physical inventory through the end of the fiscal reporting period. This accrual is calculated as a percentage of sales at each retail store, at a department level, based on the store's most recent historical shrink rate. From time to time as circumstances may warrant, we consider more recent shrink experience in the calculation of our shrink accrual. The impact of doing so has not been material. To the extent that subsequent physical inventories yield different results than the estimated accrual, our effective shrink rate for a given reporting period will include the impact of adjusting to the actual results.

We believe our estimates and assumptions related to the application of the RIM results in a merchandise inventory valuation that reasonably approximates cost on a consistent basis.

We perform an annual LIFO analysis whereby all merchandise units are considered for inclusion in the index formulation. An actual valuation of inventory under the LIFO method is made at the end of each year based on the inventory levels and costs at that time. In contrast, interim LIFO calculations are based on management's annual estimates of sales, the rate of inflation or deflation, and year-end inventory levels. We also perform analyses for determining obsolete inventory, adjusting inventory on a quarterly basis to an LCM value based on various management assumptions including estimated below cost markdowns not yet recorded, but required to liquidate such inventory in future periods.

Impairment of Long-lived Assets. Long-lived assets, including right of use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The evaluation is performed primarily at the store level, which is the lowest level of identifiable cash flows that are largely independent of cash flows of other assets and liabilities. Impairment of long-lived assets results when the carrying value of the assets exceeds the estimated undiscounted future cash flows generated by the assets. Our estimate of undiscounted future store cash flows is based upon historical operations of the stores and estimates of future profitability which encompasses many factors that are subject to variability and are difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's estimated fair value. The fair value is estimated based primarily upon projected future cash flows (discounted at our credit adjusted risk-free rate) or other reasonable estimates of fair market value. Changes in these estimates, assumptions or projections could materially affect the determination of fair value or impairment.

Insurance Liabilities. We retain a significant portion of the risk for our workers' compensation, employee health, general liability, property loss, auto liability and certain third-party landlord claim exposures. These represent significant costs primarily due to our large employee base and number of stores and fleet vehicles. Provisions are made for these liabilities on an undiscounted basis. Certain of these liabilities are based on actual claim data and estimates of incurred but not reported claims developed using actuarial methodologies based on historical claim trends, which have been and are anticipated to continue to be materially accurate. If future claim trends deviate from recent historical patterns, or other unanticipated events affect the number and significance of future claims, we may be required to record additional expenses or expense reductions, which could be material to our future financial results.

Contingent Liabilities – Income Taxes. Income tax reserves are determined using the methodology established by accounting standards relating to uncertainty in income taxes. These standards require companies to assess each income tax position taken using a two-step process. A determination is first made as to whether it is more likely than not that the position will be sustained, based upon the technical merits, upon examination by the taxing authorities. If the tax position is expected to meet the more likely than not criteria, the benefit recorded for the tax position equals the largest amount that is greater than 50% likely to be realized upon ultimate settlement of the respective tax position. Uncertain tax positions require determinations and liabilities to be estimated based on provisions of the tax law which may be subject to change or varying interpretation. If our determinations and estimates prove to be inaccurate, the resulting adjustments could be material to our future financial results.

Lease Accounting. Lease liabilities are recorded at a discount based upon our estimated collateralized incremental borrowing rate which involves significant judgments and estimates. Factors incorporated into the calculation of lease discount rates include the valuations and yields of our senior notes, their credit spread over comparable U.S. Treasury rates, and an index of the credit spreads for all North American investment grade companies by rating. To determine an indicative secured rate, we use the estimated credit spread improvement that would result from an upgrade of one ratings classification by tenor. Many of our stores typically carry a primary lease term of up to 15 years with multiple renewal options. We also have stores subject to shorter-term leases and many of these leases also have renewal options. We record single lease expense on a straight-line basis over the lease term including any option periods that are reasonably certain to be renewed, commencing on the date that we take physical possession of the property from the landlord. Tenant allowances, to the extent received, are recorded as a reduction of the right of use asset. Improvements of leased properties are amortized over the shorter of the life of the applicable lease term or the estimated useful life of the asset.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Risk Management

We are exposed to market risk primarily from adverse changes in interest rates and commodity prices. To minimize this risk, we may periodically use financial instruments, including derivatives. All derivative financial instrument transactions must be authorized and executed pursuant to approval by the Board of Directors. As a matter of policy, we do not buy or sell financial instruments for speculative or trading purposes, and any such derivative financial instruments are intended to be used to reduce risk by hedging an underlying economic exposure. Our objective is to correlate derivative financial instruments and the underlying exposure being hedged, so that fluctuations in the value of the financial instruments are generally offset by reciprocal changes in the value of the underlying economic exposure.

Interest Rate Risk

We are exposed to changes in interest rates as a result of our short-term borrowings, long-term debt, and cash investments. We manage our interest rate risk through the strategic use of fixed and variable interest rate debt and, from time to time, derivative financial instruments. Currently, we are counterparty to certain interest rate swaps with a total notional amount of $350.0 million entered into in June 2021. These swaps are scheduled to mature in April 2030. Under the terms of these agreements, we swap fixed interest rates on a portion of our 2030 Senior Notes for compounded SOFR rates. In recent years, our principal interest rate exposure has been from outstanding borrowings under our Revolving Facility as well as our commercial paper program. As of January 30, 2026, we had no consolidated commercial paper borrowings and no borrowings outstanding under our Revolving Facility. For a detailed discussion of our Revolving Facility and our commercial paper program, see Note 5 to the consolidated financial statements.

A change in interest rates on variable rate debt impacts our pre-tax earnings and cash flows; whereas a change in interest rates on fixed rate debt impacts the economic fair value of debt but not our pre-tax earnings and cash flows.

At January 30, 2026, our primary interest rate exposure was from changes in interest rates on our variable rate investment holdings, which are classified as cash and cash equivalents in our consolidated financial statements. The increase in cash and cash equivalents was driven primarily from cash from operations. Based on our outstanding variable rate cash and debt balances as of January 30, 2026, the net annualized effect of a one percentage point decrease in interest rates would have resulted in a pre-tax reduction of our earnings and cash flows of approximately $5.6 million in 2025.

At January 31, 2025, our primary interest rate exposure was from changes in interest rates on our variable rate investment holdings, which are classified as cash and cash equivalents in our consolidated financial statements. The increase in cash and cash equivalents was driven primarily from cash from operations. Based on our outstanding variable rate cash and debt balances as of January 31, 2025, the net annualized effect of a one percentage point decrease in interest rates would have resulted in a pre-tax reduction of our earnings and cash flows of approximately $3.5 million in 2024.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Dollar General Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dollar General Corporation and subsidiaries (the Company) as of January 30, 2026 and January 31, 2025, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended January 30, 2026, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 30, 2026 and January 31, 2025, and the results of its operations and its cash flows for each of the three years in the period ended January 30, 2026, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 30, 2026, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 20, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosure to which it relates.

Estimate of Workers' Compensation and General Liability Reserves

Description of the Matter	The Company records expenses and reserves for workers' compensation matters related to alleged work-related employee accidents and injuries, as well as general liability matters related to alleged non-employee incidents and injuries. At January 30, 2026, the Company's reserves for self-insurance risks were $377.6 million, which includes workers' compensation and general liability reserves. As discussed in Note 1 of the consolidated financial statements, the Company retains a significant portion of risk related to its workers' compensation and general liability exposures. Accordingly, provisions are recorded for the Company's estimates of such losses. The undiscounted future claim costs for the workers' compensation and general liability exposures are estimated using actuarial methods.
	Auditing management's assessment of the recorded workers' compensation and general liability self-insurance exposure reserves was complex and judgmental due to the significant assumptions required in projecting the exposure on incurred claims (including those which have not been reported to the Company). In particular, the estimate was sensitive to significant assumptions such as loss development factors, trend factors, and pure loss rates.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's accounting for these self-insurance exposures. For example, we tested controls over the appropriateness of the assumptions management used in the calculation and the completeness and accuracy of the data underlying the reserves.
	To test the Company's determination of the estimated required workers' compensation and general liability self-insurance reserves, we performed audit procedures that included, among others, assessing the actuarial valuation methodologies utilized by management, testing the significant assumptions discussed above, testing the completeness and accuracy of the underlying data used by the Company in its evaluation, and testing the mathematical accuracy of the calculations. We also compared the significant assumptions used by management to industry accepted actuarial assumptions, reassessed the accuracy of management's historical estimates utilized in prior period evaluations, and utilized an actuarial valuation specialist to assist in assessing the valuation methodologies and significant assumptions used in the valuation analysis, as well as to compare the Company's recorded reserve to an independently developed range of actuarial reserves.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2001.
Nashville, Tennessee
March 20, 2026

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	January 30, 2026	January 31, 2025
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,138,501	$ 932,576
Merchandise inventories	6,331,861	6,711,242
Income taxes receivable	17,158	127,132
Prepaid expenses and other current assets	410,283	392,975
Total current assets	7,897,803	8,163,925
Net property and equipment	6,398,589	6,209,481
Operating lease assets	11,072,500	11,163,763
Goodwill	4,338,589	4,338,589
Other intangible assets, net	1,200,050	1,199,700
Other assets, net	56,199	57,275
Total assets	$ 30,963,730	$ 31,132,733
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term obligations	$ 14,401	$ 519,463
Current portion of operating lease liabilities	1,532,489	1,460,114
Accounts payable	4,051,592	3,833,133
Accrued expenses and other	1,263,296	1,045,856
Income taxes payable	99,357	10,136
Total current liabilities	6,961,135	6,868,702
Long-term obligations	4,565,881	5,719,025
Long-term operating lease liabilities	9,605,885	9,764,783
Deferred income taxes	1,038,863	1,103,701
Other liabilities	280,004	262,815
Total liabilities	22,451,768	23,719,026
Commitments and contingencies (Note 7)		
Shareholders' equity:		
Preferred stock	—	—
Common stock; $0.875 par value, 1,000,000 shares authorized, 220,222 and 219,939 shares issued and outstanding at January 30, 2026 and January 31, 2025, respectively	192,694	192,447
Additional paid-in capital	3,909,593	3,812,590
Retained earnings	4,398,466	3,405,683
Accumulated other comprehensive income (loss)	11,209	2,987
Total shareholders' equity	8,511,962	7,413,707
Total liabilities and shareholders' equity	$ 30,963,730	$ 31,132,733

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	For the Year Ended		
	January 30, 2026	January 31, 2025	February 2, 2024
Net sales	$ 42,724,369	$ 40,612,308	$ 38,691,609
Cost of goods sold	29,624,680	28,594,811	26,972,585
Gross profit	13,099,689	12,017,497	11,719,024
Selling, general and administrative expenses	10,896,021	10,303,423	9,272,724
Operating profit	2,203,668	1,714,074	2,446,300
Interest expense, net	230,567	274,320	326,781
Other (income) expense	8,509	—	—
Income before income taxes	1,964,592	1,439,754	2,119,519
Income tax expense	452,281	314,501	458,245
Net income	$ 1,512,311	$ 1,125,253	$ 1,661,274
Earnings per share:			
Basic	$ 6.87	$ 5.12	$ 7.57
Diluted	$ 6.85	$ 5.11	$ 7.55
Weighted average shares outstanding:			
Basic	220,090	219,877	219,415
Diluted	220,814	220,027	219,938
Dividends per share	$ 2.36	$ 2.36	$ 2.36

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	For the Year Ended		
	January 30, 2026	**January 31, 2025**	**February 2, 2024**
Net income.	$ 1,512,311	$ 1,125,253	$ 1,661,274
Unrealized net gain (loss) on hedged transactions and currency translation, net of related income tax expense (benefit) of $49, $(11), and $31, respectively	8,222	2,494	450
Comprehensive income.	$ 1,520,533	$ 1,127,747	$ 1,661,724

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands except per share amounts)

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances, February 3, 2023	219,105	$ 191,718	$ 3,693,871	$ 1,656,140	$ 43	$ 5,541,772
Net income	—	—	—	1,661,274	—	1,661,274
Dividends paid, $2.36 per common share.	—	—	—	(517,999)	—	(517,999)
Unrealized net gain (loss) on hedged transactions. . .	—	—	—	—	450	450
Share-based compensation expense	—	—	51,891	—	—	51,891
Other equity and related transactions	558	488	11,243	—	—	11,731
Balances, February 2, 2024	219,663	$ 192,206	$ 3,757,005	$ 2,799,415	$ 493	$ 6,749,119
Net income	—	—	—	1,125,253	—	1,125,253
Dividends paid, $2.36 per common share.	—	—	—	(518,985)	—	(518,985)
Unrealized net gain (loss) on hedged transactions and currency translation.	—	—	—	—	2,494	2,494
Share-based compensation expense	—	—	58,738	—	—	58,738
Other equity and related transactions	276	241	(3,153)	—	—	(2,912)
Balances, January 31, 2025	219,939	$ 192,447	$ 3,812,590	$ 3,405,683	$ 2,987	$ 7,413,707
Net income	—	—	—	1,512,311	—	1,512,311
Dividends paid, $2.36 per common share.	—	—	—	(519,528)	—	(519,528)
Unrealized net gain (loss) on hedged transactions and currency translation.	—	—	—	—	8,222	8,222
Share-based compensation expense	—	—	91,453	—	—	91,453
Other equity and related transactions	283	247	5,550	—	—	5,797
Balances, January 30, 2026	220,222	$ 192,694	$ 3,909,593	$ 4,398,466	$ 11,209	$ 8,511,962

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended		
	January 30, 2026	January 31, 2025	February 2, 2024
Cash flows from operating activities:			
Net income.	$ 1,512,311	$ 1,125,253	$ 1,661,274
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	1,046,318	971,703	848,793
Deferred income taxes	(64,718)	(30,345)	72,847
Loss on debt retirement	8,509	—	—
Noncash share-based compensation	91,453	58,738	51,891
Other noncash (gains) and losses	256,265	296,184	88,982
Change in operating assets and liabilities:			
Merchandise inventories	178,481	230,208	(299,066)
Prepaid expenses and other current assets	(13,238)	(23,864)	(63,576)
Accounts payable.	185,343	302,915	36,940
Accrued expenses and other liabilities.	249,971	91,813	(39,189)
Income taxes	199,195	(15,443)	25,303
Other.	(15,390)	(11,098)	7,599
Net cash provided by (used in) operating activities	3,634,500	2,996,064	2,391,798
Cash flows from investing activities:			
Purchases of property and equipment	(1,241,162)	(1,309,888)	(1,700,222)
Proceeds from sales of property and equipment	3,966	3,561	6,199
Net cash provided by (used in) investing activities	(1,237,196)	(1,306,327)	(1,694,023)
Cash flows from financing activities:			
Issuance of long-term obligations	—	—	1,498,260
Repayments of long-term obligations	(1,677,161)	(770,230)	(19,723)
Net increase (decrease) in commercial paper outstanding	—	—	(1,501,900)
Borrowings under revolving credit facilities.	—	—	500,000
Repayments of borrowings under revolving credit facilities	—	—	(500,000)
Costs associated with issuance of debt	(487)	(2,319)	(12,438)
Payments of cash dividends	(519,510)	(518,983)	(517,979)
Other equity and related transactions.	5,779	(2,912)	11,712
Net cash provided by (used in) financing activities	(2,191,379)	(1,294,444)	(542,068)
Net increase (decrease) in cash and cash equivalents.	205,925	395,293	155,707
Cash and cash equivalents, beginning of period	932,576	537,283	381,576
Cash and cash equivalents, end of period	$ 1,138,501	$ 932,576	$ 537,283
Supplemental cash flow information:			
Cash paid for:			
Interest.	$ 290,420	$ 336,625	$ 352,473
Income taxes	$ 320,586	$ 354,727	$ 359,578
Supplemental noncash investing and financing activities:			
Right of use assets obtained in exchange for new operating lease liabilities	$ 1,452,006	$ 1,592,510	$ 1,804,934
Purchases of property and equipment awaiting processing for payment, included in Accounts payable	$ 124,097	$ 90,981	$ 148,137

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of presentation and accounting policies

Basis of presentation

These notes contain references to the years 2025, 2024 and 2023, which represent fiscal years ended January 30, 2026, January 31, 2025, and February 2, 2024, respectively. The Company's 2025, 2024 and 2023 accounting periods were each comprised of 52 weeks. The Company's fiscal year ends on the Friday closest to January 31. The consolidated financial statements include all subsidiaries of the Company, except for its not-for-profit subsidiary which the Company does not control. Intercompany transactions have been eliminated.

The Company sells general merchandise on a retail basis through 20,893 stores (as of January 30, 2026) in 48 U.S. states and Mexico with the greatest concentration of stores in the southern, southwestern, midwestern and eastern United States. As of January 30, 2026, the Company operated 20 distribution centers for non-refrigerated products, ten cold storage distribution centers, and four combination distribution centers which have both refrigerated and non-refrigerated products. The Company leases 15 of these facilities and the remainder are owned.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased. Such investments primarily consist of money market funds, bank deposits, certificates of deposit, and commercial paper. The carrying amounts of these items are a reasonable estimate of their fair value due to the short maturity of these investments.

Payments due from processors for electronic tender transactions classified as cash and cash equivalents totaled approximately $107.5 million and $94.4 million at January 30, 2026 and January 31, 2025, respectively. These receivables typically settle in less than five days with little or no default risk.

Investments in debt and equity securities

The Company accounts for investments in debt and marketable equity securities as held-to-maturity, available-for-sale, or trading, depending on their classification. Debt securities categorized as held-to-maturity are stated at amortized cost. Debt and equity securities categorized as available-for-sale are stated at fair value, with any unrealized gains and losses, net of deferred income taxes, reported as a component of Accumulated other comprehensive loss. Trading securities are stated at fair value, with changes in fair value recorded as a component of Selling, general and administrative ("SG&A") expense. The cost of securities sold is based upon the specific identification method.

Merchandise inventories

Inventories are stated at the lower of cost or market ("LCM") with cost determined using the retail last-in, first-out ("LIFO") method as this method results in a better matching of costs and revenues. Under the Company's retail inventory method ("RIM"), the calculation of gross profit and the resulting valuation of inventories at cost are computed by applying a calculated cost-to-retail inventory ratio to the retail value of sales at a department level. The use of the RIM will result in valuing inventories at LCM if markdowns are currently taken as a reduction of the retail value of inventories. Costs directly associated with warehousing and distribution are capitalized into inventory.

The excess of current cost over LIFO cost was approximately $1.124 billion and $913.8 million at January 30, 2026 and January 31, 2025, respectively. Current cost is determined using the RIM on a first-in, first-out basis. Under the LIFO inventory method, the impacts of rising or falling market price changes increase or decrease cost of sales (the LIFO provision or benefit). The Company recorded a LIFO provision of $211.0 million in 2025,

$38.7 million in 2024, and $61.6 million in 2023, which is included in cost of goods sold in the consolidated statements of income.

The Company purchases its merchandise from a wide variety of suppliers. The Company's two largest suppliers accounted for approximately 11% and 8%, respectively, of the Company's purchases in 2025.

Vendor rebates

The Company accounts for all cash consideration received from vendors in accordance with applicable accounting standards pertaining to such arrangements. Substantially all cash consideration received from a vendor, including amounts received through the DG Media Network, is accounted for as a reduction of merchandise purchase costs as earned. However, certain specific, incremental and otherwise qualifying SG&A expenses related to the promotion or sale of vendor products may be offset by cash consideration received from vendors, in accordance with arrangements such as cooperative advertising, when earned for dollar amounts up to but not exceeding actual incremental costs.

Prepaid expenses and other current assets

Prepaid expenses and other current assets include amounts receivable for certain vendor rebates and other miscellaneous receivables (primarily those expected to be collected in cash), and prepaid amounts for SaaS fees, maintenance, business licenses and insurance.

Property and equipment

Property and equipment acquired is recorded at cost. The Company records depreciation and amortization on a straight-line basis over the assets' estimated useful lives. Depreciation and amortization expense is included in SG&A expenses as presented in the accompanying Consolidated Statements of Income, except depreciation and amortization expense related to assets used in the warehousing and distribution of goods which is capitalized into inventory and ultimately included in cost of goods sold. Amounts included in the Company's property and equipment balances and their estimated lives are summarized as follows:

(In thousands)	Life	January 30, 2026	January 31, 2025
Land	Indefinite	$ 267,426	$ 265,202
Land improvements	20	108,316	108,008
Buildings	39 - 40	2,062,848	2,031,642
Leasehold improvements	(a)	1,551,605	1,300,742
Furniture, fixtures and equipment	3 - 10	7,721,591	7,128,287
Construction in progress		260,336	254,445
Right of use assets - finance leases	Various	212,624	233,751
		12,184,746	11,322,077
Less accumulated depreciation and amortization		(5,786,157)	(5,112,596)
Net property and equipment		$ 6,398,589	$ 6,209,481

(a) Depreciated over the lesser of the applicable lease term or the estimated useful life of the asset.

Depreciation and amortization expense related to property and equipment was approximately $1.037 billion, $963.8 million and $839.9 million for 2025, 2024 and 2023, respectively. Interest on borrowed funds during the construction of property and equipment is capitalized where applicable. Interest costs of $4.1 million, $14.6 million, and $12.5 million were capitalized in 2025, 2024 and 2023, respectively.

Impairment of long-lived assets

Long-lived assets, including right of use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The evaluation is performed primarily at the store level, which is the lowest level of identifiable cash flows that are largely independent of cash flows of other assets and liabilities. When indicators of impairment are present, the Company evaluates the carrying value of long-lived assets, excluding goodwill and other indefinite-lived intangible assets, in relation to the operating performance and future cash flows or the appraised values of the underlying assets. Generally, the Company's policy is to review for impairment of stores open more than three years for which current cash flows from operations are negative. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows expected to be generated by the assets. The Company's estimate of undiscounted future cash flows is based upon historical operations of the stores and estimates of future store profitability which encompasses many factors that are subject to variability and difficult to predict. If an asset group (typically considered a store) is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset group's estimated fair value; however, no individual asset can be impaired below its individual fair value. The fair value for stores with ongoing operations is estimated based primarily upon estimated future cash flows over the asset's remaining useful life, using the income approach (discounted at the Company's credit adjusted risk-free rate) or other reasonable estimates of fair market value. The fair value of individual right of use assets which will continue to be utilized in the operations of stores is determined under the market approach using estimated market rent assessments based on market comps and broker quotes. For stores which will cease operations, fair value is estimated using an income-approach based on management's forecast of future cash flows expected to be derived from the property based on current sublease market rent (discounted at a rate reflective of a typical market participant's required rate of return for similar properties). Assets to be disposed of are adjusted to the fair value less the cost to sell if less than the book value.

The determination of fair value under the income approach requires assumptions including forecasts of future cash flows (such as revenue growth rates and operating expenses) and selection of a market-based discount rate. Estimates of market rent are based on market comps and non-binding broker quotes. As these inputs are unobservable, they are classified as Level 3 inputs under the fair value hierarchy (see Note 6). If actual results are not consistent with estimates and assumptions used in estimating future cash flows and asset fair values, the Company may be exposed to additional impairment losses in a future period.

The Company recorded impairment charges included in SG&A expense of approximately $57.1 million in 2025, $226.7 million in 2024 and $6.7 million in 2023, to reduce the carrying value of certain of its stores' assets. Impairment charges for 2024 included store asset and right of use asset impairment charges recorded in connection with the store portfolio optimization review as discussed in Note 12. Such action was deemed necessary based on the Company's evaluation that such amounts would not be recoverable, resulting in the carrying value of the assets exceeding the estimated undiscounted future cash flows generated by the assets at these locations.

Goodwill and other intangible assets

If not deemed indefinite, the Company amortizes intangible assets over their estimated useful lives. Goodwill and intangible assets with indefinite lives are tested for impairment annually or more frequently if indicators of impairment are present. Definite lived intangible assets are tested for impairment if indicators of impairment are present. Impaired assets are written down to fair value as required. No impairment of intangible assets has been identified during any of the periods presented.

In accordance with accounting standards for goodwill and indefinite-lived intangible assets, an entity has the option first to assess qualitative factors to determine whether events and circumstances indicate that it is more likely than not that goodwill or an indefinite-lived intangible asset is impaired. If after such assessment an entity concludes that the asset is not impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the asset using a quantitative impairment test. If the results of such test indicate impairment, the associated assets must be written down to fair value as described in further detail below.

The quantitative goodwill impairment test requires management to make judgments in determining what assumptions to use in the calculation. The process consists of comparing the fair value of the reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, management would then determine if the difference between the carrying amount and fair value is greater than the carrying amount of goodwill allocated to the reporting unit. If it is, the impairment recognized would be equal to the total carrying amount of goodwill allocated to the reporting unit, and if not, impairment would be recognized equal to the difference between the carrying amount of the reporting unit and its fair value.

The quantitative impairment test for intangible assets compares the fair value of the intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The Company's goodwill balance has an indefinite life and is not expected to be deductible for income tax purposes. Substantially all of the Company's other intangible assets are its trade names and trademarks which have an indefinite life.

Other assets

Noncurrent Other assets consist primarily of investments and qualifying prepaid expenses for maintenance, and utility and other deposits.

Accrued expenses and other liabilities

Accrued expenses and other consist of the following:

(In thousands)	January 30, 2026	January 31, 2025
Compensation and benefits	$ 295,206	$ 171,318
Self-insurance reserves	182,770	165,085
Taxes (other than taxes on income)	330,336	310,568
Other	454,984	398,885
	$ 1,263,296	$ 1,045,856

Included in other accrued expenses are liabilities for freight expense, interest, utilities, maintenance and legal settlements.

Supply chain finance programs

The Company utilizes supply chain finance programs whereby qualifying suppliers may elect at their sole discretion to sell the Company's payment obligations to designated third party financial institutions. While the terms of these agreements are between the supplier and the financial institution, the supply chain finance financial institutions allow the participating suppliers to utilize the Company's creditworthiness in establishing credit spreads and associated costs. The payment terms that the Company has with participating suppliers under these programs generally range up to 150 days. The Company's obligations to its suppliers in accounts payable and accrued expenses, including amounts due and scheduled payment dates, are not impacted by suppliers' decisions to finance amounts under these arrangements. As of January 30, 2026 and January 31, 2025, the amount of obligations outstanding that the Company has confirmed with the financial institutions under the supply chain finance program were $385.2 million and $399.7 million, respectively.

A summary of the Company's supplier finance program activity is as follows:

(In thousands)	2025	2024
Beginning balance	$ 399,679	$ 306,781
Amounts added	1,296,994	1,285,484
Amounts settled	(1,311,463)	(1,192,586)
Ending balance	$ 385,210	$ 399,679

Insurance liabilities

The Company retains a significant portion of risk for its workers' compensation, employee health, general liability, property, auto liability and certain third-party landlord general liability claim exposures. Accordingly, provisions are made for the Company's estimates of such risks which are recorded as self-insurance reserves pursuant to Company policy. The undiscounted future claim costs for the workers' compensation, general liability, landlord liability, and health claim risks are derived using actuarial methods which are sensitive to significant assumptions such as loss development factors, trend factors, pure loss rates, and projected claim counts. To the extent that subsequent claim costs vary from the Company's estimates, future results of operations will be affected as the reserves are adjusted.

Ashley River Insurance Company ("ARIC"), a Tennessee-based wholly owned captive insurance subsidiary of the Company, charges the operating subsidiary companies premiums to insure the retained workers' compensation, medical stop-loss, and non-property general liability exposures. Pursuant to Tennessee insurance regulations, ARIC maintains certain levels of cash and cash equivalents related to its self-insured exposures.

Leases

The Company records operating lease right of use assets and liabilities on its balance sheet. Lease liabilities are recorded at a discount based upon the Company's estimated collateralized incremental borrowing rate. Factors incorporated into the calculation of lease discount rates include the valuations and yields of the Company's senior notes, their credit spread over comparable U.S. Treasury rates, and an index of the credit spreads for all North American investment grade companies by rating. To determine an indicative secured rate, the Company uses the estimated credit spread improvement that would result from an upgrade of one ratings classification by tenor.

The Company records single lease cost on a straight-line basis over the base, non-cancelable lease term commencing on the date that the Company takes physical possession of the property from the landlord, which may include a period prior to the opening of a store or other facility to make any necessary leasehold improvements and install fixtures. Any tenant allowances received are recorded as a reduction of the right of use asset. Leases with an initial term of 12 months or less are not recorded on the balance sheet and lease expense for such leases is recognized on a straight-line basis over the lease term. The Company combines lease and nonlease components. Many leases include one or more options to renew, and the exercise of lease renewal options is at the Company's sole discretion. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Other liabilities

Other liabilities primarily consist of self-insurance which equaled $194.8 million in 2025 and $169.3 million in 2024.

Fair value accounting

The Company utilizes accounting standards for fair value, which include the definition of fair value, the framework for measuring fair value, and disclosures about fair value measurements. Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are directly or indirectly observable for the asset or liability. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are based on an entity's own assumptions, as there is little, if any, observable market activity. In instances where the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Other comprehensive income

Foreign currency denominated assets and liabilities held by foreign subsidiaries are translated into U.S. dollars using the spot rate in effect at the consolidated balance sheet date. Results of operations are translated using the average exchange rates in the period in which they occur. The effect of exchange rate fluctuations on translation of assets and liabilities is included as a component of shareholders' equity in accumulated other comprehensive income or loss.

Revenue recognition

The Company recognizes retail sales in its stores at the time the customer takes possession of merchandise. All sales are net of discounts and are presented net of taxes assessed by governmental authorities that are imposed concurrent with those sales.

The Company recognizes gift card sales revenue at the time of redemption. The liability for gift cards is established for the cash value at the time of purchase of the gift card. The liability for outstanding gift cards was approximately $17.5 million and $17.4 million at January 30, 2026 and January 31, 2025, respectively, and is recorded in Accrued expenses and other liabilities. Estimated breakage revenue, a percentage of gift cards that will never be redeemed based on historical redemption rates, is recognized over time in proportion to actual gift card redemptions. The Company recorded breakage revenue of $3.6 million, $2.2 million and $2.6 million in 2025, 2024 and 2023, respectively.

Advertising costs

Advertising costs are expensed upon performance, "first showing" or distribution, and are reflected in SG&A expenses net of earned cooperative advertising amounts provided by vendors which are specific, incremental and otherwise qualifying expenses related to the promotion or sale of vendor products for dollar amounts up to but not exceeding actual incremental costs. Advertising costs were $130.9 million, $122.9 million and $130.6 million in 2025, 2024 and 2023, respectively. These costs primarily include promotional circulars, digital media support, and in-store signage. Vendor funding for cooperative advertising offset reported expenses by $43.2 million, $41.6 million and $35.7 million in 2025, 2024 and 2023, respectively.

Share-based payments

The Company recognizes compensation expense for share-based compensation based on the fair value of the awards on the grant date. Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate may be adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the prior estimate. The forfeiture rate is the estimated percentage of share-based awards granted that are expected to be forfeited or canceled before becoming fully vested. The Company bases this estimate on historical experience or estimates of future trends, as applicable. An increase in the forfeiture rate will decrease compensation expense.

The fair value of each option grant is separately estimated and amortized into compensation expense on a straight-line basis between the applicable grant date and each vesting date. The Company has estimated the fair value of all stock option awards as of the grant date by applying the Black-Scholes-Merton option pricing valuation model. The application of this valuation model involves assumptions that are judgmental and highly sensitive to variation in the determination of compensation expense.

The Company calculates compensation expense for restricted stock, share units and similar awards as the difference between the market price of the underlying stock or similar award on the grant date and the purchase price, if any. Such expense is recognized on a straight-line basis for time-based awards and on an accelerated or straight-line basis for performance awards depending on the period over which the recipient earns the awards.

Store pre-opening costs

Pre-opening costs related to new store openings and the related construction periods are expensed as incurred.

Income taxes

Under the accounting standards for income taxes, the asset and liability method is used for computing the future income tax consequences of events that have been recognized in the Company's consolidated financial statements or income tax returns. Deferred income tax expense or benefit is the net change during the year in the Company's deferred income tax assets and liabilities.

The Company includes income tax related interest and penalties as a component of the provision for income tax expense.

Income tax reserves are determined using a methodology which requires companies to assess each income tax position taken using a two-step process. A determination is first made as to whether it is more likely than not that the position will be sustained, based upon the technical merits, upon examination by the taxing authorities. If the tax position is expected to meet the more likely than not criteria, the benefit recorded for the tax position equals the largest amount that is greater than 50% likely to be realized upon ultimate settlement of the respective tax position. Uncertain tax positions require determinations and estimated liabilities to be made based on provisions of the tax law which may be subject to change or varying interpretation. If the Company's determinations and estimates prove to be inaccurate, the resulting adjustments could be material to the Company's future financial results.

Management estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Accounting standards

In December 2023, the FASB issued an update to the required disclosures for income taxes. The update is intended to improve the rate reconciliation and income taxes paid disclosures to enhance the transparency and decision usefulness of income tax disclosures. The update is effective for fiscal years beginning after December 15, 2024. The Company adopted the required disclosures for this update for fiscal year 2025 and comparable periods.

In November 2024, the FASB issued new required disclosures for disaggregated expense information. The update is intended to improve the disclosures about expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions. The update is effective for fiscal years beginning after December 15, 2026. The Company is currently assessing the impact of the adoption of this required disclosure.

In September 2025, the FASB issued new amendments to the accounting for internal-use software. The amendments remove all references to prescriptive and sequential software development stages. The update is effective for fiscal years beginning after December 15, 2027. The Company is currently assessing the impact of the adoption of this update to its consolidated financial condition, results of operations, and cash flows.

2. Earnings per share

Earnings per share is computed as follows (in thousands except per share data):

| | 2025 | | |
	Net Income	Weighted Average Shares	Per Share Amount
Basic earnings per share	$ 1,512,311	220,090	$ 6.87
Effect of dilutive share-based awards		724	
Diluted earnings per share	$ 1,512,311	220,814	$ 6.85

| | 2024 | | |
	Net Income	Weighted Average Shares	Per Share Amount
Basic earnings per share	$ 1,125,253	219,877	$ 5.12
Effect of dilutive share-based awards		150	
Diluted earnings per share	$ 1,125,253	220,027	$ 5.11

| | 2023 | | |
	Net Income	Weighted Average Shares	Per Share Amount
Basic earnings per share	$ 1,661,274	219,415	$ 7.57
Effect of dilutive share-based awards		523	
Diluted earnings per share	$ 1,661,274	219,938	$ 7.55

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is determined based on the dilutive effect of share-based awards using the treasury stock method.

Share-based awards that were outstanding at the end of the respective periods but were not included in the computation of diluted earnings per share because the effect of exercising such options would be antidilutive, were approximately 0.1 million, 0.2 million and 0.1 million in 2025, 2024 and 2023, respectively.

3. Income taxes

The provision (benefit) for income taxes consists of the following:

(In thousands)	2025	2024	2023
Current:			
Federal	$ 415,817	$ 296,598	$ 324,339
Foreign	6,075	422	880
State	95,061	47,878	59,181
	516,953	344,898	384,400
Deferred:			
Federal	(39,878)	(24,547)	72,769
Foreign	(22)	4	(297)
State	(24,772)	(5,854)	1,373
	(64,672)	(30,397)	73,845
	$ 452,281	$ 314,501	$ 458,245

A reconciliation between actual income taxes and amounts computed by applying the federal statutory rate to income before income taxes is summarized as follows:

(Dollars in thousands)	2025		2024		2023	
U.S. Federal Statutory Tax Rate	$ 412,564	21.0 %	$ 302,349	21.0 %	$ 445,098	21.0 %
State and Local Income Taxes, Net of Federal Income Tax Effect (a).	55,561	2.8	33,270	2.3	45,037	2.1
Foreign Tax Effects	(2,415)	(0.1)	(4,188)	(0.3)	(1,973)	(0.1)
Effect of changes in tax laws or rates enacted in the current period	—	—	—	—	—	—
Effect of cross-border tax laws	6,567	0.3	3,658	0.3	1,191	0.1
Tax Credits						
Jobs tax credits	(41,992)	(2.1)	(41,684)	(2.9)	(43,144)	(2.0)
Other.	(150)	—	(49)	—	(120)	—
Changes in valuation allowances	—	—	—	—	—	—
Nontaxable or nondeductible items	23,960	1.2	13,428	0.9	10,158	0.4
Other	(1,814)	(0.1)	7,717	0.5	1,998	0.1
	$ 452,281	23.0 %	$ 314,501	21.8 %	$ 458,245	21.6 %

(a) For the 2025 year, taxes in Illinois, Texas, Pennsylvania, Florida, New York, Michigan, California, and Alabama made up the majority of state taxes.

The effective income tax rate for 2025 was 23.0% compared to a rate of 21.8% for 2024 which represents a net increase of 1.2 percentage points. The effective income tax rate was higher in 2025 primarily due to a higher state effective tax rate, enactment of Pillar Two minimum tax, and a decreased benefit from jobs-based tax credits due to higher earnings before taxes diluting the rate impact of the credits.

The Company receives a significant income tax benefit from wages paid to certain newly hired employees who qualify for federal jobs credits, principally the Work Opportunity Tax Credit ("WOTC"). The WOTC program previously authorized under the Consolidated Appropriations Act of 2021 expired for employees hired after December 31, 2025. For 2025, the expiration of the WOTC program had an immaterial impact on our effective tax rate. Absent reauthorization, the Company will experience a significant negative impact to the effective tax rate in future years.

The effective income tax rate for 2024 was 21.8% compared to a rate of 21.6% for 2023 which represents a net increase of 0.2 percentage points. The effective income tax rate was higher in 2024 primarily due to a higher state effective tax rate and a decreased benefit from stock-based compensation partially offset by the effect of certain rate-impacting items on lower earnings before taxes.

(In thousands)	2025	2024	2023
Taxes Paid			
Federal	$ 268,355	$ 311,083	$ 299,955
Foreign	539	731	403
State	51,692	42,913	59,220
Total income taxes paid, net	$ 320,586	$ 354,727	$ 359,578

Deferred taxes reflect the effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

(In thousands)	January 30, 2026	January 31, 2025
Deferred tax assets:		
Deferred compensation expense	$ 14,012	$ 12,914
Accrued expenses	17,146	14,586
Lease liabilities	2,859,506	2,864,218
Accrued insurance	11,990	10,200
Accrued incentive compensation	39,534	10,605
Share based compensation	25,570	19,006
Tax benefit of income tax and interest reserves related to uncertain tax positions	1,165	1,155
State and foreign tax net operating loss carry forwards, net of federal tax	33,353	18,984
State tax credit carry forwards, net of federal tax	17,655	16,187
Other	19,882	21,563
	3,039,813	2,989,418
Less valuation allowances, net of federal income taxes	(36,475)	(22,975)
Total deferred tax assets	3,003,338	2,966,443
Deferred tax liabilities:		
Property and equipment	(776,144)	(707,318)
Lease assets	(2,799,242)	(2,806,870)
Inventories	(136,740)	(224,933)
Trademarks	(302,866)	(304,673)
Prepaid insurance	(25,760)	(24,874)
Other	(1,306)	(1,213)
Total deferred tax liabilities	(4,042,058)	(4,069,881)
Net deferred tax liabilities	$ (1,038,720)	$ (1,103,438)

The Company has state tax credit carryforwards of approximately $17.7 million (net of federal benefit) that will expire beginning in 2029 through 2038. The Company has approximately $48,000 of state apportioned net operating loss carryforwards, which will begin to expire in 2032 and will continue through 2036 and approximately $111.2 million of foreign net operating loss carryforwards, which will begin to expire in 2032 through 2035.

The Company has a valuation allowance for certain state tax credit carryforwards and foreign net operating loss carryforwards and deferred tax assets, in the amount of $36.5 million and $23.0 million (net of federal benefit) which increased income tax expense by $9.6 million and $6.0 million in 2025 and 2024, respectively. Management believes that the results from operations will not generate sufficient taxable income to realize the state deferred tax assets before they expire and, with respect to the foreign deferred tax assets, will assess the existing positive and negative evidence in evaluating a potential release of the valuation allowance on the deferred tax assets in future periods.

Management believes that it is more likely than not that the Company's results of operations and its existing deferred tax liabilities will generate sufficient taxable income to realize the remaining deferred tax assets.

The Company's 2021 and earlier tax years are not open for further examination by the Internal Revenue Service ("IRS"). The IRS, at its discretion, may choose to examine the Company's 2022 through 2024 fiscal year income tax filings. The Company has various state income tax examinations that are currently in progress. Generally, with few exceptions, the Company's 2022 and later tax years remain open for examination by the various state taxing authorities.

As of January 30, 2026, accruals for uncertain tax benefits, interest expense related to income taxes and potential income tax penalties were $10.8 million, $1.9 million and $0.8 million, respectively, for a total of $13.5 million. As of January 31, 2025, accruals for uncertain tax benefits, interest expense related to income taxes and potential income tax penalties were $11.6 million, $1.7 million and $0.8 million, respectively, for a total of $14.1 million. These totals are reflected in noncurrent Other liabilities in the consolidated balance sheets.

The Company's reserve for uncertain tax positions is expected to be reduced by $3.0 million in the coming twelve months as a result of expiring statutes of limitations or settlements. As of January 30, 2026 and January 31, 2025, approximately $10.8 million and $11.6 million, respectively, of the uncertain tax positions would impact the Company's effective income tax rate if the Company were to recognize the tax benefit for these positions.

The amounts associated with uncertain tax positions included in income tax expense consists of the following:

(In thousands)	2025	2024	2023
Income tax expense (benefit).	$ (851)	$ 163	$ 3,930
Income tax related interest expense (benefit).	154	773	710
Income tax related penalty expense (benefit).	—	826	—

A reconciliation of the uncertain income tax positions from February 3, 2023 through January 30, 2026 is as follows:

(In thousands)	2025	2024	2023
Beginning balance	$ 11,626	$ 14,377	$ 7,988
Increases—tax positions taken in the current year.	56	189	665
Increases—tax positions taken in prior years.	2,593	4,893	8,101
Decreases—tax positions taken in prior years	—	(5,722)	—
Statute expirations	(3,499)	(2,111)	(1,931)
Settlements	—	—	(446)
Ending balance	$ 10,776	$ 11,626	$ 14,377

The Organization of Economic Cooperation and Development has proposed a global minimum tax of 15% on a country-by-country basis ("Pillar Two"). Pursuant to Pillar Two, countries have enacted minimum tax rates of 15% effective for the 2024 tax year while other countries have enacted or proposed legislation making the 15% minimum tax rate effective for the 2025 tax year or later. The Company operates in a country that recently enacted the 15% minimum tax rate beginning in 2025. The minimum tax did not have a material impact on tax expense on an annual basis.

We are currently assessing the One Big Beautiful Bill Act ("OBBBA") which was enacted on July 4, 2025. The OBBBA provides full bonus depreciation for certain assets placed into service after January 19, 2025 and an election to expense U.S. incurred research or experimental expenditures. While we are still evaluating the full extent of OBBBA's impact, in 2025 our U.S. cash taxes decreased with no material impact to our effective tax rate.

4.   Leases

As of January 30, 2026, the Company's primary leasing activities were real estate leases for most of its retail store locations and certain of its distribution facilities. Many of the Company's store locations carry a primary lease term of up to 15 years. Certain of the Company's leased store locations have variable payments based upon actual costs of common area maintenance, real estate taxes and property and liability insurance. In addition, some of the Company's leased store locations have provisions for variable payments based upon a specified percentage of defined sales volume. The Company's lease agreements generally do not contain material restrictive covenants.

Most of the Company's leases include one or more options to renew and extend the lease term. The exercise of lease renewal options is at the Company's sole discretion. Generally, a renewal option is not deemed to be reasonably certain to be exercised until such option is legally executed. The Company's leases do not include purchase options or residual value guarantees on the leased property. The depreciable life of leasehold improvements is limited by the expected lease term.

Substantially all of the Company's leases are classified as operating leases and the associated assets and liabilities are presented as separate captions in the consolidated balance sheets. Finance lease assets are included in net property and equipment, and finance lease liabilities are included in long-term obligations, in the consolidated balance sheets. At January 30, 2026, the weighted-average remaining lease term for the Company's leases was 9.1 years, and the weighted average discount rate was 4.6%. For 2025, 2024 and 2023, operating lease cost of $1.99 billion, $1.89 billion and $1.75 billion, respectively, and variable lease cost of $0.41 billion, $0.39 billion and $0.36 billion, respectively, were reflected in cost of goods sold and SG&A expenses in the Consolidated Statements of Income. Cash paid for amounts included in the measurement of operating lease liabilities of $2.01 billion, $1.91 billion and $1.76 billion, respectively, were reflected in cash flows from operating activities in the Consolidated Statements of Cash Flows for 2025, 2024 and 2023.

The scheduled maturities of the Company's operating lease liabilities are as follows:

(In thousands)	
2026	$ 2,006,108
2027	1,897,407
2028	1,724,577
2029	1,517,313
2030	1,295,667
Thereafter	5,230,205
Total lease payments (a)	13,671,277
Less imputed interest	(2,532,903)
Present value of lease liabilities	$ 11,138,374

(a) Excludes approximately $222.2 million of legally binding minimum lease payments for leases signed which have not yet commenced.

5.   Current and long-term obligations

Consolidated current and long-term obligations consist of the following:

(In thousands)	January 30, 2026	January 31, 2025
Revolving Facility	$ —	$ —
Unsecured commercial paper notes	—	—
4.150% Senior Notes due November 1, 2025 (net of discount of $0 and $71)	—	499,929
3.875% Senior Notes due April 15, 2027 (net of discount of $0 and $112)	—	599,888
4.625% Senior Notes due November 1, 2027 (net of discount of $0 and $300)	—	549,700
4.125% Senior Notes due May 1, 2028 (net of discount of $128 and $184)	499,872	499,816
5.200% Senior Notes due July 5, 2028 (net of discount of $73 and $99)	499,927	499,901
3.500% Senior Notes due April 3, 2030 (net of discount of $309 and $376)	968,370	953,108
5.000% Senior Notes due November 1, 2032 (net of discount of $1,744 and $1,955)	698,256	698,045
5.450% Senior Notes due July 5, 2033 (net of discount of $1,264 and $1,396)	998,736	998,604
4.125% Senior Notes due April 3, 2050 (net of discount of $4,467 and $4,571)	495,533	495,429
5.500% Senior Notes due November 1, 2052 (net of discount of $280 and $284)	299,720	299,716
Other	148,666	181,076
Debt issuance costs, net	(28,798)	(36,724)
	$ 4,580,282	$ 6,238,488
Less: current portion	(14,401)	(519,463)
Long-term obligations	$ 4,565,881	$ 5,719,025

Revolving Facility

On September 3, 2024, the Company entered into an amended and restated credit agreement which provides for a $2.375 billion unsecured five-year revolving credit facility (the "Revolving Facility") and allows for a subfacility for letters of credit of up to $100 million, of which $70 million is currently committed. The Revolving

Facility is scheduled to mature on September 3, 2029.

Borrowings under the Revolving Facility bear interest at a rate equal to an applicable interest rate margin plus, at the Company's option, either (a) Adjusted Term SOFR (which is Term SOFR (as published by CME Group Benchmark Administration Limited) plus a credit spread adjustment of 0.10%) or (b) a base rate (which is usually equal to the prime rate). The applicable interest rate margin for borrowings as of January 30, 2026 was 1.015% for Adjusted Term SOFR borrowings and 0.015% for base-rate borrowings. The Company is also required to pay a facility fee, payable on any used and unused commitment amounts of the Revolving Facility, and customary fees on letters of credit issued under the Revolving Facility. As of January 30, 2026, the facility fee rate was 0.11%. The applicable interest rate margins for borrowings, the facility fees and the letter of credit fees under the Revolving Facility are subject to adjustment from time to time based on the Company's long-term senior unsecured debt ratings.

The credit agreement governing the Revolving Facility contains a number of customary affirmative and negative covenants that, among other things, restrict, subject to certain exceptions, the Company's ability to: incur additional liens; sell all or substantially all of the Company's assets; consummate certain fundamental changes or change in the Company's lines of business; and incur additional subsidiary indebtedness. The credit agreement governing the Revolving Facility also contains financial covenants which require the maintenance of a minimum fixed charge coverage ratio and a maximum leverage ratio. On March 11, 2025, the Company amended the credit agreement governing the Revolving Facility to increase the maximum leverage ratio and decrease the minimum fixed charge ratio through January 30, 2026, or earlier at the Company's option upon achieving certain financial covenant milestones ("Covenant Relief Period"). During the Covenant Relief Period, the Company was restricted from repurchasing shares and the ability to incur certain additional liens and subsidiary debt was reduced. The credit agreement governing the Revolving Facility also contains customary events of default. As of January 30, 2026, the Company was in compliance with all covenants pertaining to the Revolving Facility.

As of January 30, 2026, the Company had no outstanding borrowings, no outstanding letters of credit, and borrowing availability of $2.375 billion under the Revolving Facility that, due to its intention to maintain borrowing availability related to the commercial paper program described below, could contribute liquidity of $2.18 billion. In addition, the Company had outstanding letters of credit of $58.2 million which were issued pursuant to separate agreements.

Commercial Paper

As of January 30, 2026, the Company had a commercial paper program under which the Company may issue unsecured commercial paper notes (the "CP Notes") from time to time in an aggregate amount not to exceed $2.0 billion outstanding at any time. The CP Notes may have maturities of up to 364 days from the date of issue and rank equal in right of payment with all of the Company's other unsecured and unsubordinated indebtedness. The Company intends to maintain available commitments under the Revolving Facility in an amount at least equal to the amount of CP Notes outstanding at any time. As of January 30, 2026, the Company's consolidated balance sheet reflected no outstanding CP Notes. CP Notes totaling $195.0 million were held by a wholly owned subsidiary of the Company and are therefore not reflected on the consolidated balance sheets.

Senior Notes

In September 2024, the Company redeemed $750.0 million aggregate principal amount of outstanding 4.25% senior notes due September 2024. There was no gain or loss associated with the redemption.

In April 2025, the Company redeemed $500.0 million aggregate principal amount of outstanding 4.15% senior notes prior to the November 2025 maturity date using cash on hand and incurred a non-cash loss of approximately $0.4 million associated with the redemption.

In September 2025, the Company redeemed $600.0 million aggregate principal amount of outstanding 3.875% senior notes prior to the April 2027 maturity date using cash on hand and incurred a non-cash loss of approximately $1.0 million associated with the redemption.

In December 2025, the Company redeemed $550.0 million aggregate principal amount of the outstanding 4.625% senior notes due November 2027 using cash on hand, resulting in a pretax loss of $8.5 million which is reflected in Other (income) expense in the consolidated statement of income.

Collectively, the Company's Senior Notes mature between 2028 and 2052 (collectively, the "Senior Notes"), each of which were issued pursuant to an indenture as supplemented and amended by supplemental indentures relating to each series of Senior Notes (as so supplemented and amended, the "Senior Indenture"). The Company may redeem some or all of its Senior Notes at any time at redemption prices set forth in the Senior Indenture. Upon the occurrence of a change of control triggering event, which is defined in the Senior Indenture, each holder of the Senior Notes has the right to require the Company to repurchase some or all of such holder's Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

The Senior Indenture contains covenants limiting, among other things, the ability of the Company and its subsidiaries to (subject to certain exceptions): consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's assets; and to incur or guarantee indebtedness secured by liens on any shares of voting stock of significant subsidiaries. The Senior Indenture also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the Senior Notes to become or to be declared due and payable, as applicable.

Scheduled debt maturities at January 30, 2026 for the Company's fiscal years listed below are as follows:

(In thousands)	
2026	$ 14,401
2027	12,672
2028	1,012,687
2029	7,141
2030	1,006,877
Thereafter	2,594,888
Total	4,648,666

6. Assets and liabilities measured at fair value

The following table presents the Company's assets and liabilities required to be measured at fair value as of January 30, 2026, aggregated by the level in the fair value hierarchy within which those measurements are classified.

(In thousands)	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value at January 30, 2026
Liabilities:				
Current and long-term obligations (a)	$ 4,407,282	$ 148,666	$ —	$ 4,555,948
Deferred compensation (b)	54,134	—	—	54,134

(a) Included in the consolidated balance sheet at book value as current portion of long-term obligations of $14,401 and long-term obligations of $4,565,881.
(b) Reflected at fair value in the consolidated balance sheet as a component of accrued expenses and other current liabilities of $3,297 and a component of noncurrent other liabilities of $50,837.

The carrying amounts reflected in the consolidated balance sheets for cash, cash equivalents, short-term investments, receivables and payables approximate their respective fair values. The Company does not have any recurring fair value measurements using significant unobservable inputs (Level 3) as of January 30, 2026.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. These include assets for which impairments were recorded. The Company reviewed store assets for indicators of impairment. The fair value is estimated based primarily upon estimated future cash flows over the asset's remaining useful life (discounted at the Company's credit adjusted risk-free rate) or other reasonable estimates of fair market value. These measures of fair value, and related inputs, are considered a Level 3 approach under the fair value hierarchy. Refer to Note 1 and Note 12 for further information regarding the impairment charges recorded.

7.   Commitments and contingencies

Legal proceedings

From time to time, the Company is a party to various legal matters in the ordinary course of its business, including actions by employees, consumers, suppliers, government agencies or officials, or others. The Company has recorded accruals with respect to these matters, where appropriate, which are reflected in the Company's condensed consolidated financial statements. For some matters, a liability is not probable or the amount cannot be reasonably estimated and therefore an accrual has not been made.

On November 27, 2023, and November 30, 2023, respectively, the following putative shareholder class action lawsuits were filed in the United States District Court for the Middle District of Tennessee in which the plaintiffs allege that during the putative class periods noted below, the Company and certain of its current and former officers violated the federal securities laws by misrepresenting the impact of alleged store labor, inventory, pricing and other practices on the Company's financial results and prospects: *Washtenaw County Employees' Retirement System v. Dollar General Corporation, et al.* (Case No. 3:23-cv-01250) (putative class period of May 28, 2020 to August 30, 2023) (*"Washtenaw County"*); *Robert J. Edmonds v. Dollar General Corporation, et al.* (Case No. 3:23-cv-01259) (putative class period of February 23, 2023 to August 31, 2023) (*"Edmonds"*) (collectively, the *"Shareholder Securities Litigation"*). The plaintiffs seek compensatory damages, equitable/injunctive relief, pre- and post-judgment interest and attorneys' fees and costs. The *Edmonds* matter was voluntarily dismissed on January 19, 2024. On April 4, 2024, the court appointed lead plaintiffs and lead counsel in the *Shareholder Securities Litigation*. On June 17, 2024, lead plaintiffs filed a consolidated amended complaint, adding a claim that lead plaintiffs and certain members of the putative class purchased shares of the Company's common stock contemporaneously with common stock sales by certain individual defendants. On October 17, 2024, lead plaintiffs filed a second consolidated amended complaint, expanding the putative class period to cover May 28, 2020 to August 28, 2024. On November 15, 2024, defendants moved to dismiss the second consolidated amended complaint, and on June 23, 2025, the court granted defendants' motion without prejudice. On August 25, 2025, the lead plaintiffs filed a motion for leave to amend the second consolidated amended complaint, attaching the proposed third consolidated amended complaint which does not alter the claims, defendants or putative class period but includes additional allegations in support of the previously asserted claims. The Company filed its opposition to the motion to amend on October 24, 2025, and the motion remains pending.

At this time, it is not possible to estimate the value of the claims asserted in the *Shareholder Securities Litigation* or the potential range of loss in this matter, and no assurances can be given that the Company will be successful in its defense on the merits or otherwise. However, if the Company is not successful in its defense efforts, the resolution of the *Shareholder Securities Litigation* could have a material adverse effect on the Company's consolidated financial statements as a whole.

On January 26 and 29, 2024, and February 1, 2024, respectively, the following shareholder derivative actions were filed in the United States District Court for the Middle District of Tennessee in which the plaintiff shareholders, purportedly on behalf and for the benefit of the Company, allege that certain of the Company's current and former officers and directors (i) violated their fiduciary duties by misrepresenting the impact of alleged store labor, inventory pricing, and other practices on the Company's financial results, prospects, and reputation, as well as creating a risk of adverse regulatory action; (ii) wasted corporate assets; and (iii) were unjustly enriched: *Nathan Silva v. Todd J. Vasos, et. al.* (Case No. 3:24-cv-00083) (*"Silva"*); *Terry Dunn v. Todd J. Vasos, et. al.* (Case No. 3:24-cv-00093) (*"Dunn"*); *Kathryn A. Caliguiri Inh Ira Bene Of Catherine Sugarbaker v. Todd J. Vasos, et. al.* (Case No. 3:24-cv-00117) (*"Caliguiri"*) (collectively, the *"Federal Court Shareholder Derivative Litigation"*). The *Silva* complaint also alleges certain of the Company's current and former officers and directors violated federal securities laws and aided and abetted breach of fiduciary duty and that Mr. Vasos violated his fiduciary duties by misusing material, non-public information. The *Dunn* and *Caliguiri* complaints additionally allege that certain of the Company's officers and directors violated their fiduciary duties by recklessly or negligently disregarding workplace safety practices, and that Mr. Vasos, John Garratt and Patricia Fili-Krushel violated their fiduciary duties by misusing material, non-public information. The plaintiffs in the *Federal Court Shareholder Derivative Litigation* seek both non-monetary and monetary relief for the benefit of the Company. On April 2, 2024, the court consolidated the *Silva, Dunn,* and *Caliguiri* actions. On May 2, 2024, the *Silva* action was dismissed. On May 22, 2024, the court entered an order staying the *Dunn* and *Caliguiri* actions pending resolution of the defendants' anticipated motion to dismiss in the *Shareholder Securities Litigation*. On July 21, 2025, the court extended the stay pending a ruling on plaintiffs' motion for leave to file a further amended complaint in the *Shareholder Securities Action.*

On March 26, 2024 and March 28, 2024, respectively, the following shareholder derivative actions were filed in the Chancery Court for Davidson County, Tennessee: *Todd Hellrigel v. Todd J. Vasos et al.* (Case No. 24-0392-I) (*"Hellrigel"*); *Steve Southwell v. Todd Vasos, et al.* (Case No. 24-0379-I) (*"Southwell"*) (collectively, the *"State Court Shareholder Derivative Litigation"*). The claims in the *State Court Shareholder Derivative Litigation* include allegations that certain of the Company's current and former officers and directors (i) violated their fiduciary duties by misrepresenting the impact of alleged store labor, inventory pricing and other practices on the Company's financial results, prospects, and reputation, as well as creating a risk of adverse regulatory action; (ii) were unjustly enriched; and (iii) that Mr. Vasos, Mr. Garratt, Warren Bryant, and Ms. Fili-Krushel violated their fiduciary duties by misusing material, non-public information. The relief sought is substantially the same as the relief sought in the *Federal Court Derivative Shareholder Litigation*. On May 20, 2024, the court entered an agreed order consolidating the *Hellrigel* and *Southwell* actions, appointing lead counsel, and staying the *State Court Shareholder Derivative Litigation* pending resolution of defendants' anticipated motion to dismiss the *Shareholder Securities Litigation*. On July 23, 2025, the court extended the stay pending a ruling on plaintiffs' motion for leave to file a further amended complaint in the *Shareholder Securities Action.*

Based on information currently available, the Company believes that its pending legal matters, both individually and in the aggregate, will be resolved without a material adverse effect on the Company's consolidated financial statements as a whole. However, litigation and other legal matters involve an element of uncertainty. Adverse decisions and settlements, including any required changes to the Company's business, or other developments in such matters could affect the consolidated operating results in future periods or result in liability or other amounts material to the Company's annual consolidated financial statements.

8.   Benefit plans

The Dollar General Corporation 401(k) Savings and Retirement Plan, which became effective on January 1, 1998, is a safe harbor defined contribution plan and is subject to the Employee Retirement and Income Security Act ("ERISA").

A participant's right to claim a distribution of his or her account balance is dependent on the plan, ERISA guidelines and Internal Revenue Service regulations. All active participants are fully vested in all contributions to the 401(k) plan. During 2025, 2024 and 2023, the Company expensed approximately $40.2 million, $38.2 million and $35.9 million, respectively, for matching contributions.

The Company also has a compensation deferral plan ("CDP") and a nonqualified supplemental retirement plan ("SERP"), known as the Dollar General Corporation CDP/SERP Plan, for a select group of management and other key employees. The Company incurred compensation expense for these plans of approximately $0.8 million in 2025, $0.7 million in 2024 and $1.0 million in 2023.

The deferred compensation liability associated with the CDP/SERP Plan is reflected in the consolidated balance sheets as further disclosed in Note 6.

9. Share-based payments

The Company accounts for share-based payments in accordance with applicable accounting standards, under which the fair value of each award is separately estimated and amortized into compensation expense over the service period. The fair value of the Company's stock option grants are estimated on the grant date using the Black-Scholes-Merton valuation model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense. The fair value of the Company's other share-based awards discussed below are estimated using the Company's closing stock price on the grant date. Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period.

On May 26, 2021, the Company's shareholders approved the Dollar General Corporation 2021 Stock Incentive Plan ("2021 Plan"), which replaced the Company's 2007 Stock Incentive Plan ("2007 Plan"). The Plans allow the granting of stock options, stock appreciation rights, and other stock-based awards or dividend equivalent rights to key employees, directors, consultants or other persons having a service relationship with the Company, its subsidiaries and certain of its affiliates. Upon the effective date of the 2021 Plan, no new awards may be granted under the 2007 Plan. Awards previously granted under the 2007 Plan remain outstanding in accordance with their terms. The number of shares of Company common stock authorized for grant under the 2021 Plan is 11,838,143.

Generally, share-based awards issued by the Company are in the form of stock options, restricted stock units and performance share units, and unless noted otherwise, the disclosures that follow refer to such awards. With limited exceptions, stock options and restricted stock units granted to employees generally vest ratably on an annual basis over four-year and three-year periods, respectively. Awards granted to board members generally vest over a one-year period. The number of performance share units earned are based on performance criteria measured over a period of one to three years, and such awards generally vest over a three-year period. With limited exceptions, the performance share unit and restricted stock unit awards are payable in shares of common stock on the vesting date.

The weighted average for key assumptions used in determining the fair value of all stock options granted in the years ended January 30, 2026, January 31, 2025, and February 2, 2024, and a summary of the methodology applied to develop each assumption, are as follows:

	January 30, 2026	January 31, 2025	February 2, 2024
Expected dividend yield	2.9 %	1.6 %	1.5 %
Expected stock price volatility	35.9 %	30.4 %	27.7 %
Weighted average risk-free interest rate	4.3 %	4.1 %	4.1 %
Expected term of options (years)	5.1	4.7	4.7

Expected dividend yield - This is an estimate of the expected dividend yield on the Company's stock. An increase in the dividend yield will decrease compensation expense.

Expected stock price volatility - This is a measure of the amount by which the price of the Company's common stock has fluctuated or is expected to fluctuate, calculated based upon historical volatility. An increase in the expected volatility will increase compensation expense.

Weighted average risk-free interest rate - This is the U.S. Treasury rate for the week of the grant having a term approximating the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected term of options - This is the period of time over which the options granted are expected to remain outstanding. An increase in the expected term will increase compensation expense.

A summary of the Company's stock option activity during the year ended January 30, 2026 is as follows:

(Intrinsic value amounts reflected in thousands)	Options Issued	Average Exercise Price	Remaining Contractual Term in Years	Intrinsic Value
Balance, January 31, 2025	2,959,938	$ 160.60		
Granted.	4,421	82.58		
Exercised	(138,611)	88.20		
Canceled or expired.	(254,791)	167.95		
Balance, January 30, 2026	2,570,957	$ 163.64	5.8	$ 23,450
Exercisable at January 30, 2026	1,581,531	$ 170.36	4.6	$ 13,649

The weighted average grant date fair value per share of options granted was $24.16, $42.06 and $44.97 during 2025, 2024 and 2023, respectively. The intrinsic value of options exercised during 2025, 2024 and 2023, was $4.7 million, $4.8 million and $19.0 million, respectively.

The number of performance share unit awards earned is based upon the Company's financial performance as specified in the award agreement. A summary of performance share unit award activity during the year ended January 30, 2026 is as follows:

(Intrinsic value amounts reflected in thousands)	Units Issued	Intrinsic Value
Balance, January 31, 2025.	71,730	
Granted	454,393	
Converted to common stock	(7,651)	
Canceled	(79,968)	
Balance, January 30, 2026.	438,504	$ 62,895

All performance share unit awards at January 30, 2026 are unvested, and the number of such awards which will ultimately vest will be based in part on the Company's financial performance in future years. The weighted average grant date fair value per share of performance share units granted was $84.08, $154.21 and $208.13 during 2025, 2024 and 2023, respectively.

A summary of restricted stock unit award activity during the year ended January 30, 2026 is as follows:

(Intrinsic value amounts reflected in thousands)	Units Issued	Intrinsic Value
Balance, January 31, 2025.	641,960	
Granted	1,264,784	
Converted to common stock	(208,431)	
Canceled	(217,557)	
Balance, January 30, 2026.	1,480,756	$ 212,385

The weighted average grant date fair value per share of restricted stock units granted was $85.11, $130.78 and $193.78 during 2025, 2024 and 2023, respectively.

At January 30, 2026, the total unrecognized compensation cost related to unvested stock-based awards was $112.1 million with an expected weighted average expense recognition period of 1.7 years.

The fair value method of accounting for share-based awards resulted in share-based compensation expense (a component of SG&A expenses) and a corresponding reduction in income before and net of income taxes as follows:

(In thousands)	Stock Options	Performance Share Units	Restricted Stock Units	Total
Year ended January 30, 2026				
Pre-tax	$ 17,287	$ 16,414	$ 57,752	$ 91,453
Net of tax	$ 13,311	$ 12,639	$ 44,469	$ 70,419
Year ended January 31, 2025				
Pre-tax	$ 21,137	$ 970	$ 36,631	$ 58,738
Net of tax	$ 16,529	$ 759	$ 28,645	$ 45,933
Year ended February 2, 2024				
Pre-tax	$ 19,400	$ 1,732	$ 30,759	$ 51,891
Net of tax	$ 15,210	$ 1,358	$ 24,115	$ 40,683

10.   Segment reporting

The Company manages its business on the basis of one reportable operating segment. See Note 1 for a brief description of the Company's business. As of January 30, 2026, the Company's retail store operations were primarily located within the United States. Certain product sourcing and other operations are located outside the United States, which collectively are not material with regard to assets, results of operations or otherwise to the consolidated financial statements. The following net sales data is presented in accordance with accounting standards related to disclosures about segments of an enterprise.

(in thousands)	2025	2024	2023
Classes of similar products:			
Consumables...	$ 35,053,180	$ 33,370,910	$ 31,342,595
Seasonal..	4,327,364	4,073,317	4,083,790
Home products	2,213,521	2,074,379	2,163,806
Apparel	1,130,304	1,093,702	1,101,418
Net sales	$ 42,724,369	$ 40,612,308	$ 38,691,609

The Company's Chief Operating Decision maker ("CODM") is the Chief Executive Officer. The measure of profit or loss utilized by the CODM in assessing segment performance and allocating resources is net income as presented on the Company's consolidated statements of income. The measure of segment assets is reported on the balance sheet as total consolidated assets. Net income is used to evaluate income generated from the use of segment assets which aids in the determination of the allocation of Company resources. Net income is also utilized to monitor budget versus actual results. The following is a reconciliation of segment revenue and significant segment expenses to net income, the measure of profit or loss:

(in thousands)	2025	2024	2023
Net sales	$ 42,724,369	$ 40,612,308	$ 38,691,609
Less:			
Shrink included in cost of goods sold	634,293	928,896	910,674
Cost of goods sold, excluding shrink(b)	28,990,387	27,665,915	26,061,911
Interest expense, net	230,567	274,320	326,781
Income tax expense	452,281	314,501	458,245
Other segment items (a)(b).............................	10,904,530	10,303,423	9,272,724
Consolidated net income.................................	$ 1,512,311	$ 1,125,253	$ 1,661,274

(a) Other segment items include all remaining SG&A expenses and other (income) expense as disclosed in the consolidated statements of income which were not deemed individually significant for disclosure. These expense items include rent expense as disclosed in Note 4 as well as advertising costs and impairment expense as disclosed in Note 1.

(b) Depreciation and amortization expense included in cost of goods sold, SG&A expenses and interest expense, net was approximately $1.04 billion, $971.7 million and $848.8 million for 2025, 2024 and 2023.

11.   Common stock transactions

As of January 30, 2026, the Company had approximately $1.38 billion available under its Board of Directors ("Board") authorized common stock repurchase program. The repurchase authorization has no expiration date and allows repurchases from time to time in open market transactions, including pursuant to trading plans adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, or in privately negotiated transactions. The timing, manner and number of shares repurchased will depend on a variety of factors, including price, market conditions, compliance with the covenants and restrictions under the Company's debt agreements, cash requirements, excess debt capacity, results of operations, financial condition and other factors. Repurchases under the program may be funded from available cash or borrowings including under the Company's Revolving Facility and issuance of CP Notes discussed in further detail in Note 5.

During the years ended January 30, 2026, January 31, 2025 and February 2, 2024, the Company repurchased no shares of its common stock.

In March 2026, the Company's Board of Directors declared a quarterly cash dividend of $0.59 per share, which is payable on or before April 21, 2026 to shareholders of record on April 7, 2026. The Company paid quarterly cash dividends of $0.59 per share in 2025. The amount and declaration of future cash dividends is subject to the sole discretion of the Company's Board of Directors and will depend upon, among other things, the Company's results of operations, cash requirements, financial condition, contractual restrictions, excess debt capacity and other factors that the Board may deem relevant in its sole discretion.

12.   Store Portfolio Optimization, Impairment and Related Charges

During the fourth quarter of 2024, the Company initiated a store portfolio optimization review which involved identifying stores with indicated impairment and identifying stores for closure based on an evaluation of current market conditions and individual store performance, among other factors. The following table provides a summary of the impairment costs included in the consolidated statements of operations:

(In thousands)	2024
Store closure impairment.	$ 95,257
Impairment of long-lived assets	118,912
Total store portfolio optimization and impairment charges	$ 214,169

Store closures. As a result of the fourth quarter store portfolio optimization review, the Company determined it would permanently close 141 stores (96 Dollar General and 45 pOpshelf stores) in the first quarter of fiscal 2025. Accordingly, the Company recognized impairment charges in SG&A expenses in the Consolidated Statements of Income and in Other noncash (gains) and losses in Consolidated Statements of Cash Flows. The impairment charges reduced the carrying value of the assets to their estimated fair value. The operating lease right of use asset impairment does not relieve the Company of its monthly cash payment obligations under the lease. Fair value was estimated using an income-approach based on management's forecast of future cash flows expected to be derived from the property based on current sublease market rent. In addition, the Company recorded $17.9 million of inventory markdowns within Cost of goods sold in the accompanying Consolidated Statements of Income for the stores expected to close in the first quarter of fiscal 2025.

Impairment of long-lived tangible and right-of-use assets. As a result of the impairment analysis performed in the fourth quarter, the Company recognized impairment charges related to certain retail stores, mostly related to pOpshelf stores for the fiscal year ended January 31, 2025. These impairment charges were primarily driven by lower projected future revenues and lower market rate assessments.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

(b) Management's Annual Report on Internal Control Over Financial Reporting. Our management prepared and is responsible for the consolidated financial statements and all related financial information contained in this report. This responsibility includes establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles.

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, management designed and implemented a structured and comprehensive assessment process to evaluate the effectiveness of its internal control over financial reporting. Such assessment was based on criteria established in *Internal Control—Integrated Framework* (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Management regularly monitors our internal control over financial reporting, and actions are taken to correct any deficiencies as they are identified. Based on its assessment, management has concluded that our internal control over financial reporting is effective as of January 30, 2026.

Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements, has issued an attestation report on our internal control over financial reporting. Such attestation report is contained below.

(c) Attestation Report of Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Dollar General Corporation

Opinion on Internal Control over Financial Reporting

We have audited Dollar General Corporation and subsidiaries' internal control over financial reporting as of January 30, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Dollar General Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of January 30, 2026, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2025 consolidated financial statements of the Company and our report dated March 20, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 20, 2026

(d) Changes in Internal Control Over Financial Reporting. There have been no changes during the quarter ended January 30, 2026, in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) or Rule 15d-15(f)) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Insider Trading Arrangements. During our fiscal quarter ended January 30, 2026, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (as such terms are defined in Item 408 of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

(a) Information Regarding Directors and Executive Officers. The information required by this Item 10 regarding our directors and director nominees is contained under the captions "Who are the nominees this year" and "Are there any family relationships between any of the directors, executive officers or nominees," in each case under the heading "Proposal 1: Election of Directors" in our definitive Proxy Statement to be filed for our Annual Meeting of Shareholders to be held on May 28, 2026 (the "2026 Proxy Statement"), which information under such captions is incorporated herein by reference. Information required by this Item 10 regarding our executive officers is contained in Part I of this Form 10-K under the caption "Information About Our Executive Officers," which information under such caption is incorporated herein by reference.

(b) Code of Business Conduct and Ethics. We have adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that applies to all of our employees, officers and Board members. The Code of Ethics is posted on our Internet website at https://investor.dollargeneral.com. If we choose to no longer post the Code of Ethics, we will provide a free copy to any person upon written request to Dollar General Corporation, c/o Investor Relations Department, 100 Mission Ridge, Goodlettsville, TN 37072. We intend to provide any required disclosure of an amendment to or waiver from such Code that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our Internet website located at https://investor.dollargeneral.com promptly following the amendment or waiver. We may elect to disclose any such amendment or waiver in a report on Form 8-K filed with the SEC either in addition to or in lieu of the website disclosure. The information contained on or connected to our Internet website is not incorporated by reference into this Form 10-K and should not be considered part of this or any other report that we file with or furnish to the SEC.

(c) Audit Committee Information. The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The current members of the audit committee are Ana M. Chadwick, Warren F. Bryant, Michael M. Calbert and Debra A. Sandler. Information required by this Item 10 regarding persons determined by our Board of Directors to be audit committee financial experts is contained under the caption "Does an audit committee financial expert serve on the Audit Committee," under the heading "Corporate Governance" in the 2026 Proxy Statement, which information is incorporated herein by reference.

(d) Insider Trading Policy. The Company has adopted an insider trading policy that governs and contains procedures regarding the purchase, sale, and/or other transactions of our securities by our directors, officers and employees. The policy also contains provisions that are applicable to the Company's trading in its own securities. A copy of our insider trading policy is filed as Exhibit 19 to this Annual Report on Form 10-K. In addition, with regard to the Company's trading in its own securities, it is the Company's policy to comply with the federal securities laws and the applicable exchange listing requirements.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this Item 11 regarding director and executive officer compensation, the Compensation Committee Report, the risks arising from our compensation policies and practices for employees, pay ratio disclosure, compensation committee interlocks and insider participation, and the Company's policies and practices related to the grant timing of certain equity awards is contained under the captions "Director Compensation" and "Executive Compensation" in the 2026 Proxy Statement, which information under such captions (but not including information under the "Pay Versus Performance" heading under the caption "Executive Compensation") is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

(a) *Equity Compensation Plan Information.* The following table sets forth information about securities authorized for issuance under our compensation plans (including individual compensation arrangements) as of January 30, 2026:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	4,653,023	$ 163.64	8,097,623
Equity compensation plans not approved by security holders	—	—	—
Total(1)	4,653,023	$ 163.64	8,097,623

(1) Column (a) consists of shares of common stock issuable upon exercise of outstanding options and upon vesting and payment of outstanding restricted stock units, performance share units and deferred shares, including any dividend equivalents accrued thereon, under the 2021 Stock Incentive Plan and the Amended and Restated 2007 Stock Incentive Plan. Restricted stock units, performance share units, deferred shares and dividend equivalents are settled for shares of common stock on a one-for-one basis and have no exercise price. Accordingly, they have been excluded for purposes of computing the weighted-average exercise price in column (b). Column (c) consists of shares remaining available for future grants pursuant to the 2021 Stock Incentive Plan, whether in the form of options, stock appreciation rights, stock, restricted stock, restricted stock units, performance share units or other stock-based awards.

(b) *Other Information.* The information required by this Item 12 regarding security ownership of certain beneficial owners and our management is contained under the caption "Security Ownership" in the 2026 Proxy Statement, which information under such caption is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 regarding certain relationships and related transactions is contained under the caption "Transactions with Management and Others" in the 2026 Proxy Statement, which information under such caption is incorporated herein by reference.

The information required by this Item 13 regarding director independence is contained under the caption "Director Independence" in the 2026 Proxy Statement, which information under such caption is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 regarding fees we paid to our principal accountant and the pre-approval policies and procedures established by the Audit Committee of our Board of Directors is contained under the caption "Fees Paid to Auditors" in the 2026 Proxy Statement, which information under such caption is incorporated herein by reference.

PART IV

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(b)   All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions, are inapplicable or the information is included in the Consolidated Financial Statements and, therefore, have been omitted.

(c)   Exhibits: See Exhibit Index below.

EXHIBIT INDEX

3.1   Amended and Restated Charter of Dollar General Corporation (effective May 28, 2021) (incorporated by reference to Exhibit 3.1 to Dollar General Corporation's Current Report on Form 8-K dated May 26, 2021, filed with the SEC on June 1, 2021 (file no. 001-11421))

3.2   Amended and Restated Bylaws of Dollar General Corporation (effective March 23, 2023) (incorporated by reference to Exhibit 3.2 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 3, 2023, filed with the SEC on March 24, 2023 (file no. 001-11421))

4.1   Form of 4.125% Senior Notes due 2028 (included in Exhibit 4.9) (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated April 10, 2018, filed with the SEC on April 10, 2018 (file no. 001-11421))

4.2   Form of 5.200% Senior Notes due 2028 (included in Exhibit 4.14) (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated June 5, 2023, filed with the SEC on June 7, 2023 (file no. 001-11421))

4.3   Form of 3.500% Senior Notes due 2030 (included in Exhibit 4.10) (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated April 3, 2020, filed with the SEC on April 3, 2020 (file no. 001-11421))

4.4   Form of 5.000% Senior Notes due 2032 (included in Exhibit 4.12) (incorporated by reference to Exhibit 4.5 to Dollar General Corporation's Current Report on Form 8-K dated September 20, 2022, filed with the SEC on September 20, 2022 (file no. 001-11421))

4.5   Form of 5.450% Senior Notes due 2033 (included in Exhibit 4.15) (incorporated by reference to Exhibit 4.3 to Dollar General Corporation's Current Report on Form 8-K dated June 5, 2023, filed with the SEC on June 7, 2023 (file no. 001-11421))

4.6   Form of 4.125% Senior Notes due 2050 (included in Exhibit 4.11) (incorporated by reference to Exhibit 4.3 to Dollar General Corporation's Current Report on Form 8-K dated April 3, 2020, filed with the SEC on April 3, 2020 (file no. 001-11421))

4.7   Form of 5.500% Senior Notes due 2052 (included in Exhibit 4.13) (incorporated by reference to Exhibit 4.7 to Dollar General Corporation's Current Report on Form 8-K dated September 20, 2022, filed with the SEC on September 20, 2022 (file no. 001-11421))

4.8 Indenture, dated as of July 12, 2012, between Dollar General Corporation, as issuer, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated July 12, 2012, filed with the SEC on July 17, 2012 (file no. 001-11421))

4.9 Seventh Supplemental Indenture, dated as of April 10, 2018, between Dollar General Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated April 10, 2018, filed with the SEC on April 10, 2018 (file no. 001-11421))

4.10 Eighth Supplemental Indenture, dated as of April 3, 2020, between Dollar General Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated April 3, 2020, filed with the SEC on April 3, 2020 (file no. 001-11421))

4.11 Ninth Supplemental Indenture, dated as of April 3, 2020, between Dollar General Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.3 to Dollar General Corporation's Current Report on Form 8-K dated April 3, 2020, filed with the SEC on April 3, 2020 (file no. 001-11421))

4.12 Twelfth Supplemental Indenture, dated as of September 20, 2022, between Dollar General Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.5 to Dollar General Corporation's Current Report on Form 8-K dated September 20, 2022, filed with the SEC on September 20, 2022 (file no. 001-11421))

4.13 Thirteenth Supplemental Indenture, dated as of September 20, 2022, between Dollar General Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.7 to Dollar General Corporation's Current Report on Form 8-K dated September 20, 2022, filed with the SEC on September 20, 2022 (file no. 001-11421))

4.14 Fourteenth Supplemental Indenture, dated as of June 7, 2023, between Dollar General Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated June 5, 2023, filed with the SEC on June 7, 2023 (file no. 001-11421))

4.15 Fifteenth Supplemental Indenture, dated as of June 7, 2023, between Dollar General Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by refence to Exhibit 4.3 to Dollar General Corporation's Current Report on Form 8-K dated June 5, 2023, filed with the SEC on June 7, 2023 (file no. 001-11421))

4.16 Amended and Restated Credit Agreement, dated as of September 3, 2024 among Dollar General Corporation, as borrower, Citibank, N.A., as administrative agent, and the other credit parties and lenders party thereto (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated September 3, 2024, filed with the SEC on September 3, 2024 (file no. 001-11421))

4.17 Amendment No. 1 to the Credit Agreement, dated as of March 11, 2025, among Dollar General Corporation, as borrower, Citibank, N.A., as administrative agent, and the other credit parties and lenders party thereto (incorporated by reference to Exhibit 4.2 to Dollar General Corporation's Current Report on Form 8-K dated March 11, 2025 filed with the SEC on March 13, 2025 (file no. 001-11421))

4.18 Material terms of outstanding securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, as required by Item 202(a)-(d) and (f) of Regulation S-K (incorporated by reference to Exhibit 4.24 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 31, 2025, filed with the SEC on March 21, 2025 (file no. 001-11421))

10.1   Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (adopted November 30, 2016 and approved by shareholders on May 31, 2017) (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2016, filed with the SEC on December 1, 2016 (file no. 001-11421))*

10.2   Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Appendix A to Dollar General Corporation's 2021 Definitive Proxy Statement, filed with the SEC on April 1, 2021 (file no.001-11421))*

10.3   Form of Stock Option Award Agreement (approved March 22, 2017) for annual awards beginning March 2017 and prior to March 2018 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 3, 2017, filed with the SEC on March 24, 2017 (file no. 001-11421))*

10.4   Form of Stock Option Award Agreement (approved March 21, 2018) for annual awards beginning March 2018 and prior to March 2021 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 2, 2018, filed with the SEC on March 23, 2018 (file no. 001-11421))*

10.5   Form of Stock Option Award Agreement (approved March 16, 2021) for annual awards beginning March 2021 and prior to March 2022 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 29, 2021, filed with the SEC on March 19, 2021 (file no. 001-11421))*

10.6   Form of Stock Option Award Agreement (approved March 15, 2022) for annual awards beginning March 2022 and prior to March 2024 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.9 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2022, filed with the SEC on March 18, 2022 (file no. 001-11421))*

10.7   Form of Stock Option Award Agreement (approved March 21, 2024) for annual awards beginning March 2024 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.9 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 2, 2024, filed with the SEC on March 25, 2024 (file no. 001-11421))*

10.8   Form of Stock Option Award Agreement (approved March 22, 2017) for awards beginning March 2017 and prior to December 2017 to certain newly hired and promoted employees of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.10 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 3, 2017, filed with the SEC on March 24, 2017 (file no. 001-11421))*

10.9   Form of Stock Option Award Agreement (approved December 5, 2017) for awards beginning December 2017 and prior to March 2021 to certain newly hired and promoted employees of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended November 3, 2017, filed with the SEC on December 7, 2017 (file no. 001-11421))*

10.10   Form of Stock Option Award Agreement (approved August 24, 2021) for awards beginning August 2021 and prior to May 2022 to certain newly hired and promoted employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended July 30, 2021, filed with the SEC on August 26, 2021 (file no. 001-11421))*

10.11   Form of Stock Option Award Agreement (approved May 24, 2022) for awards beginning May 2022 and prior to March 2024 to certain newly hired and promoted employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2022, filed with the SEC on May 26, 2022 (file no. 001-11421))*

10.12   Form of Stock Option Award Agreement (approved March 21, 2024) for awards beginning March 2024 to certain newly hired and promoted employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.16 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 2, 2024, filed with the SEC on March 25, 2024 (file no. 001-11421))*

10.13   Form of Performance Share Unit Award Agreement (approved March 28, 2023) for 2023 awards to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended May 5, 2023, filed with the SEC on June 1, 2023 (file no. 001-11421))*

10.14   Form of Performance Share Unit Award Agreement (approved March 21, 2024) for 2024 awards to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.20 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 2, 2024, filed with the SEC on March 25, 2024 (file no. 001-11421))*

10.15   Form of Performance Share Unit Award Agreement (approved March 18, 2025) for 2025 awards to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.20 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 31, 2025, filed with the SEC on March 21, 2025 (file no. 001-11421))*

10.16   Form of Performance Share Unit Award Agreement (approved March 17, 2026) for awards beginning March 2026 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan*

10.17   Form of Restricted Stock Unit Award Agreement (approved March 15, 2022) for annual awards beginning March 2022 and prior to March 2024 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.22 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2022, filed with the SEC on March 18, 2022 (file no. 001-11421))*

10.18   Form of Restricted Stock Unit Award Agreement (approved March 21, 2024) for 2024 annual awards to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.23 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 2, 2024, filed with the SEC on March 25, 2024 (file no. 001-11421))*

10.19   Form of Restricted Stock Unit Award Agreement (approved March 18, 2025) for 2025 annual awards to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.23 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 31, 2025, filed with the SEC on March 21, 2025 (file no. 001-11421))*

10.20 Form of Restricted Stock Unit Award Agreement (approved March 17, 2026) for annual awards beginning March 2026 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan*

10.21 Form of Restricted Stock Unit Award Agreement (approved May 28, 2025) for awards beginning June 2025 and prior to March 2026 to certain newly hired and promoted employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.8 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended May 2, 2025, filed with the SEC on June 3, 2025 (file no. 001-11421))*

10.22 Form of Restricted Stock Unit Award Agreement (approved March 17, 2026) for awards beginning March 2026 to certain newly hired and promoted employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan*

10.23 Form of Restricted Stock Unit Award Agreement (approved November 4, 2024) for retention awards beginning November 2024 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.24 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 31, 2025, filed with the SEC on March 21, 2025 (file no.001-11421))*

10.24 Form of Restricted Stock Unit Award Agreement for awards prior to May 2011 to non-employee directors of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.15 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-161464))

10.25 Form of Restricted Stock Unit Award Agreement (approved May 24, 2011) for awards beginning May 2011 and prior to May 2014 to non-employee directors of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2011, filed with the SEC on June 1, 2011 (file no. 001-11421))

10.26 Form of Restricted Stock Unit Award Agreement (approved May 28, 2014) for awards beginning May 2014 and prior to February 2015 to non-employee directors of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended May 2, 2014, filed with the SEC on June 3, 2014 (file no. 001-11421))

10.27 Form of Restricted Stock Unit Award Agreement (approved December 3, 2014) for awards beginning February 2015 and prior to May 2016 to non-employee directors of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2014, filed with the SEC on December 4, 2014 (file no. 001-11421))

10.28 Form of Restricted Stock Unit Award Agreement (approved May 24, 2016) for awards beginning May 2016 and prior to May 2017 to non-employee directors of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2016, filed with the SEC on May 26, 2016 (file no. 001-11421))

10.29 Form of Restricted Stock Unit Award Agreement (approved May 30, 2017) for awards beginning May 2017 and prior to May 2021 to non-employee directors of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended May 5, 2017, filed with the SEC on June 1, 2017 (file no. 001-11421))

10.30	Form of Restricted Stock Unit Award Agreement (approved May 25, 2021) for May 2021 awards to non-employee directors of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2021, filed with the SEC on May 27, 2021 (file no. 001-11421))
10.31	Form of Restricted Stock Unit Award Agreement (approved May 24, 2022) for annual awards beginning May 2022 and prior to May 2024 to non-employee directors of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2022, filed with the SEC on May 26, 2022 (file no. 001-11421))
10.32	Form of Restricted Stock Unit Award Agreement (approved May 28, 2024) for May 2024 annual awards to non-employee directors of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.8 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended May 3, 2024, filed with the SEC on May 30, 2024 (file no. 001-11421))
10.33	Form of Restricted Stock Unit Award Agreement (approved May 28, 2025) for annual awards beginning May 2025 to non-employee directors of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended May 2, 2025, filed with the SEC on June 3, 2025 (file no. 001-11421))
10.34	Form of Restricted Stock Unit Award Agreement (approved August 23, 2022) for awards beginning August 2022 and prior to August 2024 to new non-employee directors of Dollar General Corporation other than annual awards pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended July 29, 2022, filed with the SEC on August 25, 2022) (file no. 001-11421))
10.35	Form of Restricted Stock Unit Award Agreement (approved August 27, 2024) for awards beginning August 2024 to new non-employee directors of Dollar General Corporation other than annual awards pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended August 2, 2024, filed with the SEC on August 29, 2024 (file no. 001-11421))
10.36	Form of Restricted Stock Unit Award Agreement (approved January 26, 2016) for awards beginning February 1, 2016 and prior to November 28, 2018 to non-executive Chairmen of the Board of Directors of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.20 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 29, 2016, filed with the SEC on March 22, 2016 (file no. 001-11421))
10.37	Form of Restricted Stock Unit Award Agreement (approved November 28, 2018) for awards beginning after November 28, 2018 and prior to January 31, 2022 to non-executive Chairmen of the Board of Directors of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended November 2, 2018, filed with the SEC on December 4, 2018 (file no. 001-11421))
10.38	Form of Restricted Stock Unit Award Agreement (approved January 20, 2022) for awards beginning January 31, 2022 and prior to February 3, 2025 to non-executive Chairmen of the Board of Directors of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.32 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2022, filed with the SEC on March 18, 2022 (file no. 001-11421))

10.39 Form of Restricted Stock Unit Award Agreement (approved January 27, 2025) for February 3, 2025 award to non-executive Chairman of the Board of Directors of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.39 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 31, 2025, filed with the SEC on March 21, 2025 (file no. 001-11421))

10.40 Form of Restricted Stock Unit Award Agreement (approved January 29, 2026) for awards beginning February 4, 2026 to non-executive Chairmen of the Board of Directors of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan

10.41 Dollar General Corporation CDP/SERP Plan (as amended and restated effective December 31, 2007) (incorporated by reference to Exhibit 10.10 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.42 First Amendment to the Dollar General Corporation CDP/SERP Plan (as amended and restated effective December 31, 2007) (incorporated by reference to Exhibit 10.11 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.43 Second Amendment to the Dollar General Corporation CDP/SERP Plan (as amended and restated effective December 31, 2007), dated as of June 3, 2008 (incorporated by reference to Exhibit 10.6 to Dollar General Corporation's Quarterly Report on Form 10-Q for the quarter ended August 1, 2008, filed with the SEC on September 3, 2008 (file no. 001-11421))*

10.44 Dollar General Corporation Non-Employee Director Deferred Compensation Plan (approved December 3, 2014) (incorporated by reference to Exhibit 10.6 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2014, filed with the SEC on December 4, 2014 (file no. 001-11421))

10.45 Form of Dollar General Corporation Teamshare Incentive Program for Named Executive Officers for use beginning fiscal year 2025 (incorporated by reference to Exhibit 10.45 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 31, 2025, filed with the SEC on March 21, 2025 (file no. 001-11421))*

10.46 Summary of Dollar General Corporation Life Insurance Program as Applicable to Executive Officers (incorporated by reference to Exhibit 10.36 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 2, 2018, filed with the SEC on March 23, 2018 (file no. 001-11421))*

10.47 Dollar General Corporation Executive Relocation Policy, as amended (effective December 2, 2025) (incorporated by reference to Exhibit 10.7 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2025, filed with the SEC on December 4, 2025) (file no. 001-11421))*

10.48 Summary of Non-Employee Director Compensation effective January 31, 2026 (incorporated by reference to Exhibit 10.6 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2025, filed with the SEC on December 4, 2025 (file no. 001-11421))

10.49 Employment Agreement between Dollar General Corporation and Todd J. Vasos, effective October 12, 2023 (incorporated by reference to Exhibit 99.1 to Dollar General Corporation's Current Report on Form 8-K dated October 12, 2023, filed with the SEC on October 12, 2023 (file no. 001-11421))*

10.50 Form of Stock Option Award Agreement between Dollar General Corporation and Todd J. Vasos (approved March 17, 2020) for March 17, 2020 award (incorporated by reference to Exhibit 10.38 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 31, 2020, filed with the SEC on March 19, 2020 (file no. 001-11421))*

10.51   Form of Stock Option Award Agreement between Dollar General Corporation and Todd J. Vasos (approved March 16, 2021) for March 16, 2021 award (incorporated by reference to Exhibit 10.42 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 29, 2021, filed with the SEC on March 19, 2021 (file no. 001-11421))*

10.52   Stock Option Award Agreement between Dollar General Corporation and Todd J. Vasos dated October 17, 2023 (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended November 3, 2023, filed with the SEC on December 7, 2023) (file no. 001-11421))*

10.53   Form of Performance Share Unit Agreement between Dollar General Corporation and Donny H. Lau for fiscal year 2025 new hire award (incorporated by reference to Exhibit 10.4 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended August 1, 2025, filed with the SEC on August 28, 2025 (file no. 0001-11421))*

10.54   Form of Restricted Stock Unit Award Agreement between Dollar General Corporation and Donny H. Lau for fiscal year 2025 special inducement award (incorporated by reference to Exhibit 10.5 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended August 1, 2025, filed with the SEC on August 28, 2025 (file no. 001-11421))*

10.55   Form of Executive Vice President Employment Agreement with attached Schedule of Executive Officers who have executed an employment agreement in such form (incorporated by reference to Exhibit 99 to Dollar General Corporation's Current Report on Form 8-K dated April 4, 2024, filed with the SEC on April 8, 2024 (file no. 001-11421))*

10.56   Amended Schedule of Executive officers who have executed an employment agreement in the form of Executive Vice President Employment Agreement filed as Exhibit 10.55 (incorporated by reference to Exhibit 10.5 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2025, filed with the SEC on December 4, 2025 (file no. 001-11421))*

10.57   Form of Senior Vice President Employment Agreement with attached Schedule of Senior Vice President-level Executive Officers who have executed an employment agreement in such form (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the quarter ended May 3, 2024, filed with the SEC on May 30, 2024 (file no. 001-11421))*

10.58   Amendment to Employment Agreement by and between Dollar General Corporation and Emily C. Taylor, effective November 16, 2025 (incorporated by reference to Exhibit 10.1 to Dollar General Corporation's Current Report on Form 8-K dated November 12, 2025, filed with the SEC on November 13, 2025 (file no. 001-11421))*

10.59   Amendment to Employment Agreement by and between Dollar General Corporation and Steven R. Deckard, effective November 12, 2025 (incorporated by reference to Exhibit 10.1 to Dollar General Corporation's Current Report on Form 8-K/A dated November 12, 2025, filed with the SEC on November 17, 2025 (file no. 001-11421))*

19   Dollar General Corporation Insider Trading Policy (incorporated by reference to Exhibit 19 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 31, 2025, filed with the SEC on March 21, 2025 (file no. 001-11421))

21   List of Subsidiaries of Dollar General Corporation

23   Consent of Independent Registered Public Accounting Firm

24   Powers of Attorney (included as part of the signature pages hereto)

31   Certifications of CEO and CFO under Exchange Act Rule 13a-14(a)

32   Certifications of CEO and CFO under 18 U.S.C. 1350

97	Dollar General Corporation Amended and Restated Incentive Compensation Recovery Policy (incorporated by reference to Exhibit 97 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 2, 2024, filed with the SEC on March 25, 2024 (file no. 001-11421))*
101	Interactive data files for Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 30, 2026, formatted in Inline XBRL: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Income; (iii) the Consolidated Statements of Comprehensive Income; (iv) the Consolidated Statements of Shareholders' Equity; (v) the Consolidated Statements of Cash Flows; and (vi) the Notes to Consolidated Financial Statements
104	The cover page from Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 30, 2026 (formatted in Inline XBRL and contained in Exhibit 101)

* Management Contract or Compensatory Plan

ITEM 16. FORM 10-K SUMMARY

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOLLAR GENERAL CORPORATION

Date: March 20, 2026   By: _____/s/ Todd J. Vasos_____
                                                                              Todd J. Vasos,
                                                                              Chief Executive Officer

We, the undersigned directors and officers of the registrant, hereby severally constitute Todd J. Vasos, Donny H. Lau and Anita C. Elliott, and each of them singly, our true and lawful attorneys with full power to them and each of them to sign for us, and in our names in the capacities indicated below, any and all amendments to this Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Todd J. Vasos TODD J. VASOS	Chief Executive Officer & Director (Principal Executive Officer)	March 20, 2026
/s/ Donny H. Lau DONNY H. LAU	Executive Vice President & Chief Financial Officer (Principal Financial Officer)	March 20, 2026
/s/ Anita C. Elliott ANITA C. ELLIOTT	Senior Vice President & Chief Accounting Officer (Principal Accounting Officer)	March 20, 2026
/s/ Warren F. Bryant WARREN F. BRYANT	Director	March 20, 2026
/s/ Michael M. Calbert MICHAEL M. CALBERT	Director	March 20, 2026
/s/ Ana M. Chadwick ANA M. CHADWICK	Director	March 20, 2026
/s/ Timothy I. McGuire TIMOTHY I. MCGUIRE	Director	March 20, 2026
/s/ David P. Rowland DAVID P. ROWLAND	Director	March 20, 2026
/s/ Debra A. Sandler DEBRA A. SANDLER	Director	March 20, 2026
/s/ Ralph E. Santana RALPH E. SANTANA	Director	March 20, 2026
/s/ Kathleen M. Scarlett KATHLEEN M. SCARLETT	Director	March 19, 2026

DIRECTORS

David P. Rowland [1,5*]
Retired Chairman
Accenture plc

Warren F. Bryant [2,3]
Retired Chairman, President & Chief Executive Officer
Longs Drug Stores Corporation

Michael M. Calbert [2]
Retired Member
KKR & Co. L.P.

Ana M. Chadwick [2*]
Former EVP, CFO & Treasurer
Insulet Corporation

Timothy I. McGuire [3;5]
Executive Chairman
Jump Plus Stores ULC

Debra A. Sandler [2,4*]
President & Chief Executive Officer
La Grenade Group, LLC

Ralph E. Santana [4,5]
Chief Executive Officer
Recteq Grills

Kathleen M. Scarlett [3,4]
Senior Executive Vice President,
Human Resources & Corporate Affairs
Best Buy Co., Inc.

Todd J. Vasos
Chief Executive Officer
Dollar General Corporation

(1) *Chairman of the Board*
(2) *Audit Committee*
(3) *Compensation and Human Capital Management Committee*
(4) *Nominating, Governance and Corporate Responsibility Committee*
(5) *Technology Committee*
(*) *Committee Chairperson*

EXECUTIVE OFFICERS

Todd J. Vasos
Chief Executive Officer

Donny H. Lau
Executive Vice President
Chief Financial Officer

Emily C. Taylor
Chief Operating Officer

Tracey N. Herrmann
Executive Vice President
Store Operations

Kathleen A. Reardon
Executive Vice President
Chief People Officer

Rhonda M. Taylor
Executive Vice President
General Counsel

Carman R. Wenkoff
Executive Vice President
Chief Information Officer

Roderick J. West
Executive Vice President
Global Supply Chain

Bryan D. Wheeler
Executive Vice President
Chief Merchandising Officer

Anita C. Elliott
Senior Vice President
Chief Accounting Officer

ANNUAL MEETING

Dollar General Corporation's annual meeting of shareholders is scheduled to be held in a virtual only format at 8 a.m. Central Time on Thursday, May 28, 2026. To attend the annual meeting, please visit the annual meeting website at: **www.virtualshareholdermeeting.com/DG2026**.

The record date for the determination of shareholders entitled to vote at the meeting is March 19, 2026. Please see the Proxy Statement for more information on how to attend and vote at the meeting.

NYSE: DG

The common stock of Dollar General Corporation is traded on the New York Stock Exchange under the trading symbol "DG."

The number of shareholders of record as of March 19, 2026 was 2,460.

FORM 10-K

A copy of the Form 10-K filed by the Company with the Securities and Exchange Commission (the "SEC") for the fiscal year ended January 30, 2026, is available on our website at www.dollargeneral.com in the Investor Information section or on the SEC's website.

A printed copy of the Form 10-K, and a list of all its exhibits, will be supplied without charge to any shareholder upon written request. Exhibits to the Form 10-K are available for a reasonable fee. For a printed copy of the Form 10-K, please contact:

DOLLAR GENERAL CORPORATION INVESTOR RELATIONS
100 Mission Ridge, Goodlettsville, TN 37072
(615) 855-4000

TRANSFER AGENT

EQ Shareowner Services
PO Box 64854
St. Paul, MN 55164-0854
https://shareowneronline.equiniti.com/

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the transfer agent at the address or web site noted above or by calling (866) 927-3314.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Nashville, Tennessee

CAUTIONARY DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS & WEBSITE DISCLAIMER:

All forward-looking information in this report should be read with, and is qualified in its entirety by, the Cautionary Disclosure Regarding Forward-Looking Statements and the Risk Factors disclosures set forth in the Introduction and in Item 1A, respectively, of the Form 10-K included elsewhere in this report. The information contained on or connected to our Internet website is not incorporated by reference into this report and should not be considered part of this or any other report that we file with or furnish to the SEC, unless we specifically provide otherwise.

STOCK PERFORMANCE GRAPH

The graph below compares Dollar General Corporation's cumulative 5-Year total shareholder return on common stock with the cumulative total returns of the S&P 500 index and the S&P 500 Consumer Staples Distribution & Retail Index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from January 29, 2021 to January 30, 2026.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Dollar General Corporation, the S&P 500 Index and the S&P 500 Consumer Staples Distribution & Retail Index



	1/29/21	1/28/22	2/3/23	2/2/24	1/31/25	1/30/26
Dollar General Corporation	$100	$105.81	$119.20	$72.32	$38.63	$79.72
S&P 500	$100	$123.29	$113.16	$136.72	$172.78	$201.03
S&P 500 Consumer Staples Distribution & Retail	$100	$118.71	$120.37	$136.08	$189.66	$208.90

*The stock price performance included in this graph is not necessarily indicative of future stock price performance.

©2026 Standard & Poor's, a division of S&P Global. All rights reserved.



SAME STORE SALES GROWTH (%)

'21	'22	'23	'24	'25
(2.8)	4.3	0.2	1.4	3.0

NET SALES¹ ($ in Billions)

'21	'22	'23	'24	'25
$34.2	$37.8	$38.7	$40.6	$42.7

CASH FROM OPERATIONS ($ in Billions)

'21	'22	'23	'24	'25
$2.9	$2.0	$2.4	$3.0	$3.6

STORE COUNT (as of End of Year)

'21	'22	'23	'24	'25
18,130	19,104	19,986	20,594	20,893

¹Fiscal 2022 includes 53 weeks, while all other years presented contain 52 weeks. Sales in the 2022 53rd year week were approximately $678 million.

Design by Liquid Creative, Inc. www.lqcreative.com

DOLLAR GENERAL

Dollar General Corporation

100 Mission Ridge
Goodlettsville, Tennessee 37072

Telephone: (615) 855-4000
Website: www.dollargeneral.com